As filed with the Securities and Exchange Commission on January 10, 2003
                                                   REGISTRATION NO. 333-_______
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                VCA ANTECH, INC.
             (Exact Name of Registrant as Specified in its Charter)

          DELAWARE                    0742                  95-4097995
      (State or Other           (Primary Standard        (I.R.S. Employer
        Jurisdiction                Industrial          Identification No.)
      of Incorporation            Classification
      or Organization)              Code Number)

                          12401 West Olympic Boulevard
                       Los Angeles, California 90064-1022
                                 (310) 571-6500
          (Address, Including Zip Code, and Telephone Number, Including
             Area Code, of Registrant's Principal Executive Offices)

                                 Robert L. Antin
                      Chief Executive Officer and President
                          12401 West Olympic Boulevard
                       Los Angeles, California 90064-1022
                                 (310) 571-6500
       (Name, Address, Including Zip Code, and Telephone Number, Including
                        Area Code, of Agent for Service)

                           -------------------------

                                   COPIES TO:

       JULIE M. KAUFER, ESQ.                         GREGG A. NOEL, ESQ.
     MICHAEL W. EVERETT, ESQ.                       Skadden, Arps, Slate,
Akin Gump Strauss Hauer & Feld LLP                   Meagher & Flom LLP
      2029 Century Park East                 300 South Grand Avenue, Suite 3400
   Los Angeles, California 90067               Los Angeles, California 90071
          310. 229.1000                                 213.687.5600

                                   -----------
                 APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED
              SALE TO THE PUBLIC: AS SOON AS PRACTICABLE AFTER THE
                 EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.
                                   -----------

     If the only securities being registered on this form are being offered pursuant to dividend or reinvestment plans, please check the following box. [_]

     If any of the securities being registered in this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

     If the delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                      ------------------------------------
                         CALCULATION OF REGISTRATION FEE
-------------------------------------------------------------------------------
    TITLE OF EACH CLASS              PROPOSED MAXIMUM            AMOUNT OF
      OF SECURITIES                 AGGREGATE OFFERING          REGISTRATION
     TO BE REGISTERED                   PRICE (1)                  FEE (2)
-------------------------------------------------------------------------------
  Common Stock, par value
      $0.001 per share                 $154,939,500                $14,260
-------------------------------------------------------------------------------
(1) Includes common stock issuable upon exercise of the underwriters' over-allotment option.
(2) Estimated solely for the purpose of calculating the registration fee, pursuant to Rule 457(o) under the Securities Act of 1933.

                      ------------------------------------

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.



                  SUBJECT TO COMPLETION, DATED JANUARY 10, 2003

                                9,000,000 Shares


                                     [LOGO]


                                VCA ANTECH, INC.
                                  Common Stock

                               -----------------

     This is an offering of shares of common stock of VCA Antech, Inc. This prospectus relates to an offering of 9,000,000 shares.

     VCA Antech, Inc. is offering 3,300,000 shares of the shares to be sold in this offering. The selling stockholders identified in this prospectus are offering an additional 5,700,000 shares. VCA Antech, Inc. will not receive any proceeds from the sale of shares by the selling stockholders.

     Our common stock is quoted on The Nasdaq Stock Market's National Market under the symbol "WOOF." The last reported sale price of our common stock on January 9, 2003 was $14.97 per share.

     See "Risk Factors" beginning on page 11 to read about the factors you should consider before buying shares of our common stock.

                               -----------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               -----------------

                                                          PER SHARE    TOTAL
                                                        ------------  ---------
Initial price to public................................  $             $
Underwriting discount..................................  $             $
Proceeds, before expenses, to VCA Antech, Inc..........  $             $
Proceeds, before expenses, to the selling stockholders.  $             $

     To the extent that the underwriters sell more than 9,000,000 shares of common stock, the underwriters have the option to purchase up to an additional 1,350,000 shares from VCA Antech, Inc. and the selling stockholders at the initial price less the underwriting discount.

                               -----------------

     The underwriters expect to deliver the shares against payment in New York, New York on __________, 2003.

                           JOINT BOOK-RUNNING MANAGERS

GOLDMAN, SACHS & CO.                                 CREDIT SUISSE FIRST BOSTON

                               -----------------

                        Prospectus dated [       ], 2003

                             DESCRIPTION OF ARTWORK:

     The gatefold includes the VCA Antech logo, VCA Animal Hospitals logo and Antech Diagnostics logo. The gatefold also includes pictures of a VCA animal hospital, a VCA veterinarian performing a surgical procedure, a VCA laboratory and a VCA laboratory worker. The following text is contained on this gatefold:
VCA Animal Hospitals: Largest network of free standing animal hospitals in the nation; 225* hospitals in 33 states. * as of September 30, 2002; Antech
Diagnostics: Largest network of veterinary diagnostic laboratories in the nation; Established infrastructure serving 13,000 animal hospitals in all 50 states; 83 veterinary specialist consultants; Capitalizing on growing demand for diagnostics in veterinary medicine.

                               PROSPECTUS SUMMARY

     YOU SHOULD READ THE FOLLOWING SUMMARY TOGETHER WITH THE MORE DETAILED INFORMATION REGARDING OUR COMPANY AND THE COMMON STOCK SOLD IN THIS OFFERING AND OUR CONSOLIDATED FINANCIAL STATEMENTS AND NOTES TO THOSE STATEMENTS APPEARING ELSEWHERE IN THIS PROSPECTUS. WE URGE YOU TO READ THIS ENTIRE PROSPECTUS CAREFULLY, INCLUDING THE "RISK FACTORS" SECTION.

                                VCA ANTECH, INC.

OUR BUSINESS

     We are a leading animal health care services company and operate the largest networks of veterinary diagnostic laboratories and free-standing, full-service animal hospitals in the United States. Our network of veterinary diagnostic laboratories provides sophisticated testing and consulting services used by veterinarians in the detection, diagnosis, evaluation, monitoring, treatment and prevention of diseases and other conditions affecting animals. Our network of animal hospitals offers a full range of general medical and surgical services for companion animals. We treat diseases and injuries, provide pharmaceutical products and offer a variety of pet wellness programs, including routine vaccinations, health examinations, diagnostic testing, spaying, neutering and dental care.

     DIAGNOSTIC LABORATORIES

     We operate the only full-service, veterinary diagnostic laboratory network serving all 50 states. Our 19 state-of-the-art, automated diagnostic laboratories service a diverse client base of over 13,000 animal hospitals, and non-affiliated animal hospitals generated approximately 95% of our laboratory revenue in 2001. We support our laboratories with what we believe is the industry's largest transportation network, which picks up an average of 20,000 to 25,000 samples daily. In the nine months ended September 30, 2002, we derived approximately 70.1% of our laboratory revenue from our clients in major metropolitan areas, where we offer twice-a-day pick-up service and same-day results. Outside of these areas, we typically provide test results to veterinarians before 8:00 a.m. the following day.

     Our diagnostic spectrum includes over 300 different tests in the areas of chemistry, pathology, endocrinology, hematology and microbiology, as well as tests specific to particular diseases. In 2001, we handled approximately 6.9 million requisitions and performed approximately 18.3 million tests. Although modified to address the particular requirements of the species tested, the tests performed in our veterinary laboratories are similar to those performed in human clinical laboratories and utilize similar laboratory equipment and technologies.

     From 1999 through the twelve months ended September 30, 2002, our laboratory revenue, laboratory operating income and laboratory operating income before depreciation and amortization increased at compounded annual growth rates of 14.5%, 24.0% and 20.6%, respectively. We will refer to operating income before depreciation and amortization as "EBITDA." In the twelve months ended September 30, 2002, our laboratory operating income was $50.7 million, or 33.8% of our laboratory revenue, and our laboratory EBITDA was $54.0 million, or 36.1% of our laboratory revenue.

     ANIMAL HOSPITALS

     At September 30, 2002, we operated 225 animal hospitals in 33 states that were supported by over 750 veterinarians. In addition to general medical and surgical services, we offer specialized treatments for companion animals, including advanced diagnostic services, internal medicine, oncology, ophthalmology, dermatology and cardiology. We also provide pharmaceutical products for use in the delivery of treatments by our veterinarians and pet owners. Our facilities typically are located in high-traffic, densely populated areas and have an established reputation in the community with a stable client base. Since 2000, our animal hospitals have been connected to an enterprise-wide management information system. This system provides us opportunities to manage our animal hospitals more effectively and to implement throughout our animal hospital network veterinarian practices and procedures that we have identified, tested and believe to provide a high level of client care.

     From 1999 through the twelve months ended September 30, 2002, our animal hospital revenue, animal hospital operating income and our animal hospital EBITDA increased at compounded annual growth rates of 10.9%, 25.6% and 18.9%, respectively. In the twelve months ended September 30, 2002, our animal hospital operating income was $50.1 million, or 17.3% of our animal hospital revenue, and our animal hospital EBITDA was $60.0 million, or 20.7% of our animal hospital revenue.

OUR OPPORTUNITY

     We intend to continue to grow by capitalizing on the following market opportunities:

     o LARGE, GROWING MARKET. According to the 2001-2002 American Pet Products Manufacturers Association Pet Owners Survey, the ownership of pets is widespread, with over 62% of U.S. households owning at least one pet, including companion and other animals. The U.S. population of companion animals is approximately 188 million, including about 141 million dogs and cats. According to the U.S. Pet Ownership & Demographics Sourcebook published by the American Veterinary Medical Association, over $11 billion was spent on companion animal health care services in 1996, with an annual growth rate of over 9.5% from 1991 through 1996 for spending on dogs and cats. We believe this growth is primarily driven by an increased emphasis on pet health and wellness, continued technological developments driving new and previously unconsidered diagnostic tests, procedures and treatments, and favorable demographic trends supporting a growing pet population.

     o RAPIDLY GROWING VETERINARY DIAGNOSTIC TESTING SERVICES. We believe that outsourced diagnostic testing is among the fastest growing segments of the animal health care services industry. Reflecting this trend, our laboratory internal revenue growth has averaged 11.4% over the last three fiscal years. The growth in outsourced diagnostic testing resulted from an overall increase in the number of tests requisitioned by veterinarians and from veterinarians' increased reliance on outsourced diagnostic testing rather than in-house testing. The overall increase in the number of tests performed is primarily due to the growing focus by veterinarians on wellness and monitoring programs, the emphasis in veterinary education on utilizing diagnostic tests for more accurate diagnoses and continued technological developments in veterinary medicine leading to new and improved tests. The increased utilization of outsourced testing is primarily due to the relative low cost and high accuracy rates provided by outside laboratories and the diagnostic consulting provided by experts employed by the leading outside laboratories.

     o ATTRACTIVE CLIENT PAYMENT DYNAMICS. The animal health care services industry does not experience the problems of extended payment collection cycles or pricing pressures from third-party payors faced by human health care providers. Outsourced laboratory testing is a wholesale business that collects payments directly from animal hospitals, generally on terms requiring payment within 30 days of the date the charge is invoiced. Fees for animal hospital services are due and typically paid for at the time of the service. For example, over 95% of our animal hospital services are paid for in cash or by credit card at the time of the service. In addition, over the past three fiscal years, our bad debt expense has averaged only 1% of total revenue.

COMPETITIVE STRENGTHS

     We believe we are well positioned for profitable growth due to the following competitive strengths:

     o MARKET LEADER. We are a market leader in each of the business segments in which we operate. We maintain the only veterinary diagnostic laboratory network serving all 50 states, which is supported by the largest group of consulting veterinary specialists in the industry. Our network of animal hospitals and veterinarians is the largest in the United States. We believe that it would be difficult, time consuming and expensive for new entrants or existing competitors to assemble a comparable nationwide laboratory or animal hospital network.

     o COMPELLING BUSINESS MODEL. The fixed cost nature of our business allows us to generate strong margins, particularly on incremental revenues. In each quarter since 1999, we have generated positive laboratory internal revenue growth. The growth in our laboratory revenue, combined with greater utilization of our infrastructure, has enabled us to improve our laboratory operating margin from 27.1% in 1999 to 33.8% for the twelve months ended September 30, 2002, and our laboratory adjusted EBITDA margin from 31.2% to 36.1% over the same period. In each quarter since 1999, we have generated positive animal hospital same-facility revenue growth. Due to the operating leverage associated with our animal hospital business, the increase in animal hospital revenue has enabled us to improve our animal hospital operating margin from 12.3% in 1999 to 17.3% for the twelve months ended September 30, 2002, and our animal hospital adjusted EBITDA margin from 17.1% to 20.7% over the same period. These high margins, combined with our modest working capital needs and low maintenance capital expenditures, provide cash that we can use for acquisitions or to reduce indebtedness.

     o LEADING TEAM OF SPECIALISTS. We believe our laboratories are a valuable diagnostic resource for veterinarians. Due to the trend towards offering specialized services in veterinary medicine, our network of 83 specialists, which includes veterinarians, chemists and other scientists with expertise in fields such as pathology, internal medicine, oncology, cardiology, dermatology, neurology and endocrinology, provides us with a significant competitive advantage. These specialists are available to consult with our laboratory clients, providing a compelling reason for them to use our laboratories rather than those of our competitors, most of whom offer no comparable service. Our team of specialists represents the largest interactive source for readily available diagnostic advice in the veterinary industry and interact with animal health care professionals over 90,000 times a year.

     o HIGH QUALITY SERVICE PROVIDER. We believe that we have built a reputation as a trusted animal health brand among veterinarians and pet owners alike. In our laboratories, we maintain rigorous quality assurance programs to ensure the accuracy of reported results. We calibrate our laboratory equipment several times daily with test specimens of known concentration or reactivity to assure accuracy and use only qualified personnel to perform testing. Further, our specialists review all test results outside of the range of established norms. As a result of these measures, we believe our diagnostic accuracy rate is over 99%. In our animal hospitals, we provide continuing education programs, promote the sharing of professional knowledge and expertise and have developed and implemented a program of best practices to promote quality medical care.

     o SHARED EXPERTISE AMONG VETERINARIANS. We believe our group of animal hospitals and veterinarians provide us with a competitive advantage through our collective expertise and experience. Our veterinarians consult with other veterinarians in our network to share information regarding the practice of veterinary medicine, which continues to expand our collective knowledge. We maintain an internal continuing education program for our veterinarians and have an established infrastructure for the dissemination of information on new developments in diagnostic testing, procedures and treatment programs.

BUSINESS STRATEGY

     Our business strategy is to continue to expand our market leadership in animal health care services through our diagnostic laboratories and animal hospitals. Key elements of our strategy include:

     o CAPITALIZING ON OUR LEADING MARKET POSITION TO GENERATE REVENUE GROWTH. Our leading market position in each of our business segments positions us to take advantage of favorable growth trends in the animal health care services industry. In our laboratories, we seek to generate revenue growth by capitalizing on the growing number of outsourced diagnostic tests and by increasing our market share. In our animal hospitals, we seek to generate revenue growth by capitalizing on the growing emphasis on pet health and wellness and favorable demographic trends supporting a growing pet population.

     o LEVERAGING ESTABLISHED INFRASTRUCTURE TO IMPROVE MARGINS. Due to our established networks and the fixed cost nature of our business model, we are able to realize high margins on incremental revenues from both laboratory and animal hospital clients. For example, given that our nationwide transportation network servicing our laboratory clients is a relatively fixed cost, we are able to achieve significantly higher margins on most incremental tests ordered by the same client when picked up by our couriers at the same time. We estimate that in most cases, we realize an operating and EBITDA margin between 60% and 75% on these incremental tests.

     o UTILIZING ENTERPRISE-WIDE SYSTEMS TO IMPROVE OPERATING EFFICIENCIES. In 2001, we completed the migration of our animal hospital operations to an enterprise-wide management information system. This common system has enabled us to effectively manage the key operating metrics that drive our business. We use this system to help standardize our pricing, implement and monitor the effectiveness of targeted marketing programs, expand the services provided by our veterinarians and capture unbilled services.

     o PURSUING SELECTED ACQUISITIONS. Although we have substantially completed our laboratory infrastructure, we may make selective, strategic laboratory acquisitions, with any new operations likely to be merged into existing facilities. Additionally, the fragmentation of the animal hospital industry provides us with significant expansion opportunities in our animal hospital segment. Depending on the attractiveness of the candidates and the strategic fit with our existing operations, we intend to acquire approximately 15 to 25 animal hospitals per year primarily utilizing internally generated cash.

BUSINESS RISKS

     Some of the key risks associated with our business strategy include:

     o CONTINUED GROWTH. Our success depends, in part, on our ability to build on our position as a leading animal health care services company through a balanced program of internal growth initiatives and selective acquisitions of established animal hospitals and laboratories. We may be unable to successfully execute our growth strategy and, as a result, our business may be harmed.

     o MANAGEMENT OF GROWTH. Our business and results of operations may be adversely affected if we are unable to manage our growth effectively, which may increase our costs of operations and hinder our ability to execute our business strategy.

     o SUBSTANTIAL DEBT. Our substantial amount of debt, including senior and secured debt, as well as the guarantees of our subsidiaries and the security interests in our assets, could impair our ability to operate our business effectively and may limit our ability to take advantage of business opportunities.

     o CONCENTRATION OF OWNERSHIP. Concentration of ownership among our existing executive officers, directors and principal stockholders may inhibit new investors from influencing significant corporate decisions. These stockholders will be able to significantly affect our management, our policies and all matters requiring stockholder approval.

     o FIXED COSTS. A significant percentage of our expenses, particularly rent and personnel costs, are fixed costs and are based in part on expectations of revenue. We may be unable to reduce spending in a timely manner to compensate for any significant fluctuations in our revenues.

     Our principal offices are located at 12401 West Olympic Boulevard, Los Angeles, California 90064. Our telephone number is (310) 571-6500.

                                  THE OFFERING



Common stock offered...................  9,000,000 shares
  By us................................  3,300,000 shares
  By the selling stockholders..........  5,700,000 shares
Over-allotment granted.................  1,350,000 shares
  By us................................    500,000 shares
  By the selling stockholders..........    850,000 shares
Common stock to be outstanding
  after this offering.................. 40,060,975 shares
Use of proceeds........................ We intend to use the net proceeds from this offering to repay indebtedness and
                                        for general corporate purposes. We will
                                        not receive any proceeds from the sale
                                        of shares by the selling stockholders.
Nasdaq National Market symbol.......... WOOF
________________

     Unless otherwise indicated, all share information in this prospectus is based on the number of shares outstanding as of September 30, 2002 and:

     o excludes 1,955,901 shares of common stock issuable upon exercise of outstanding options under our stock incentive plans, at a weighted average exercise price of $9.95 per share;

     o excludes 650,000 shares available for future issuance under our stock incentive plans; and

     o    assumes no exercise of the underwriters' over-allotment option.

                       SUMMARY CONSOLIDATED FINANCIAL DATA

     The summary financial data for the years in the periods ended December 31, 2001, 2000 and 1999 were derived from our audited financial statements. The summary financial data for the nine month periods ended September 30, 2002 and 2001 were derived from our unaudited financial statements and include, in the opinion of management, all adjustments necessary for a fair presentation of our financial position and operating results for these periods and as of those dates. Our results for the interim periods are not necessarily indicative of our results for a full year's operations. The pro forma statement of operations data adjusts the financial data to give effect to this offering, our initial public offering, the concurrent note offering by one of our wholly owned subsidiaries, and the application of the net proceeds therefrom and the use of $12.3 million cash on hand, as more fully described in note (2) below. You should read the following information together with "Selected Historical Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus.

                                               NINE MONTHS ENDED
                                                 SEPTEMBER 30,              YEAR ENDED DECEMBER 31,
                                             ----------------------  ----------------------------------
                                                2002        2001        2001       2000        1999
                                             ----------  ----------  ----------  ----------  ----------
                                                                (DOLLARS IN THOUSANDS)
STATEMENTS OF OPERATIONS DATA:
Laboratory revenue.........................  $ 116,911   $ 101,855   $ 134,711   $ 119,300   $ 103,282
Animal hospital revenue....................    225,383     207,665     272,113     240,624     217,988
Total revenue (1)..........................    336,892     305,365     401,362     354,687     320,560
Operating income...........................     75,000      33,680      27,706      19,205      47,016
Net income (loss) available to common
   stockholders............................  $  23,165   $ (22,368)  $ (46,574)  $ (13,802)  $  22,357
Pro forma net income (loss) available to
   common stockholders (2).................  $  25,791               $ (24,130)

OTHER FINANCIAL DATA:
Adjusted EBITDA (3) (4)....................  $  84,330   $  70,892   $  89,505   $  73,526   $  64,445
Adjusted EBITDA margin (5).................       25.0%       23.2%       22.3%       20.7%       20.1%

Adjusted laboratory EBITDA (6).............  $  43,734   $  35,264   $  45,561   $  38,827   $  32,273
Adjusted laboratory EBITDA margin (6)......       37.4%       34.6%       33.8%       32.5%       31.2%

Adjusted animal hospital EBITDA (7)........  $  49,472   $  43,159   $  53,658   $  42,985   $  37,237
Adjusted animal hospital EBITDA margin (7).       22.0%       20.8%       19.7%       17.9%       17.1%

Net cash provided by operating activities..  $  60,838   $  49,316   $  57,104   $  60,054   $  38,467
Net cash used in investing activities......  $ (29,700)  $ (30,331)  $ (36,202)  $ (47,679)  $ (13,676)
Net cash used in financing activities......  $  (5,883)  $  (5,873)  $ (24,318)  $ (12,476)  $ (23,148)
Capital expenditures.......................  $  13,405   $   9,929   $  13,481   $  22,555   $  21,803

OPERATING DATA:
Laboratory internal revenue growth (8).....       14.8%       11.5%       12.5%       12.6%        9.1%
Animal hospital same-facility revenue
   growth (9)..............................        3.6%        4.4%        5.0%        7.0%        2.6%


                                                     AS OF SEPTEMBER 30, 2002
                                             ----------------------------------------
                                                         AS ADJUSTED    PRO FORMA AS
                                              ACTUAL         (10)       ADJUSTED (11)
                                            ----------   -----------    -------------
BALANCE SHEET DATA:
Cash and cash equivalents.................. $   32,358    $   7,602     $   13,471
Total assets...............................    513,380      489,984        498,360
Total debt.................................    388,834      373,048        339,346
Total stockholders' equity.................     64,914       59,339        101,417

--------------------------

(1) Includes other revenue of $1.5 million for each of the nine months ended September 30, 2002 and 2001, and $2.0 million, $925,000 and $5.1 million for the years ended December 31, 2001, 2000 and 1999. Total revenue is net of intercompany eliminations of $6.9 million and $5.7 million for the nine months ended



                                     Page 7



     September 30, 2002 and 2001, and $7.5 million, $6.2 million and $5.8 million for the years ended December 31, 2001, 2000 and 1999.

(2) The pro forma statement of operations data for the nine months ended September 30, 2002 and the year ended December 31, 2001 are presented as if this offering, our initial public offering, the concurrent note offering by one of our wholly owned subsidiaries and the application of the net proceeds therefrom, and our use of $12.3 million of cash on hand, which occurred in November 2001, occurred on January 1, 2001.

(3) EBITDA is operating income before depreciation and amortization. Adjusted EBITDA for the 2001 and 2000 periods represents EBITDA adjusted to exclude non-cash compensation and management fees paid pursuant to our management services agreement with Leonard Green & Partners, which was terminated in November 2001. Adjusted EBITDA for the 2001 periods also excludes agreement termination costs and write-down of assets. Adjusted EBITDA for the 2000 period also excludes recapitalization costs. Adjusted EBITDA for the 1999 period represents EBITDA adjusted to exclude Year 2000 remediation expense and other non-cash operating items. No adjustments were made to the EBITDA calculations for 2002.

     EBITDA and adjusted EBITDA are not measures of financial performance under generally accepted accounting principles, or GAAP. EBITDA should not be considered in isolation or as a substitute for net income, cash flows from operating activities and other income or cash flow statement data prepared in accordance with GAAP, or as a measure of profitability or liquidity. We believe EBITDA is a useful measure of our operating performance as it reflects earnings before the impact of items that may change from period to period for reasons not directly related to our operations, such as the depreciation and amortization, interest and taxes and other non-operating or non-recurring items. EBITDA also is an important component of the financial ratios included in our debt covenants and provides us with a measure of our ability to service our debt and meet capital expenditure requirements from our operating results. Our calculation of EBITDA may not be comparable to similarly titled measures reported by other companies.

     The calculation of EBITDA and adjusted EBITDA is shown below (dollars in thousands):

                            NINE MONTHS ENDED
                               SEPTEMBER 30,        YEAR ENDED DECEMBER 31,
                           --------------------  ------------------------------
                             2002       2001       2001      2000        1999
                           ---------  ---------  ---------  --------  ---------
Operating income.......... $ 75,000   $ 33,680   $ 27,706   $19,205   $ 47,016
Depreciation and
  amortization............    9,330     19,121     25,166    18,878     16,463
                           ---------  ---------  ---------  --------  ---------
       EBITDA.............   84,330     52,801     52,872    38,083     63,479
Management fees (a).......       --      1,860      2,273       620      --
Agreement termination
  costs...................       --         --     17,552      --        --
Recapitalization costs....       --         --       --      34,268      --
Year 2000 remediation
  expense.................       --         --       --        --        2,839
Other non-cash operating
  items (b)...............       --     16,231     16,808       555     (1,873)
                           ---------  ---------  ---------  --------  ---------
       Adjusted EBITDA.... $ 84,330   $ 70,892   $ 89,505   $73,526   $ 64,445
                           =========  =========  =========  ========  =========

-----------------
     (a) Management fees were paid pursuant to our management services agreement and are included in selling, general and administrative expense in our statements of operations. Effective November 27, 2001, the parties terminated the management services agreement.

     (b) Other non-cash operating items include a write-down of assets of $8.6 million and non-cash compensation of $1.4 million included in direct costs and $6.2 million included in selling, general and administrative expense for the nine months ended September 30, 2001; a write-down of assets of $9.2 million and non-cash compensation of $1.4 million included in direct costs and $6.2 million included in selling, general and administrative expense for the year ended December 31, 2001; non-cash compensation of $103,000 included in direct costs and $452,000 included in selling, general and administrative expense for the year ended December 31, 2000 and reversal of restructuring charges of $1.9 million for the year ended December 31, 1999.

(4) Adjusted EBITDA is the sum of adjusted laboratory EBITDA, adjusted animal hospital EBITDA and other revenue, less corporate selling, general and administrative expense, excluding non-cash compensation and management fees, and including the effect of gain (loss) on sale of assets.



                                     Page 8



     The calculation of adjusted EBITDA is shown below (dollars in thousands):

                             NINE MONTHS ENDED
                                SEPTEMBER 30,        YEAR ENDED DECEMBER 31,
                            --------------------  ------------------------------
                              2002       2001       2001      2000        1999
                            ---------  ---------  ---------  --------  ---------
Adjusted laboratory
  EBITDA..................  $ 43,734   $ 35,264   $ 45,561   $ 38,827  $ 32,273
Adjusted animal
  hospital EBITDA.........    49,472     43,159     53,658     42,985    37,237
Other revenue.............     1,500      1,500      2,000        925     5,100
Corporate selling,
  general and
  administrative
  expense (a).............   (10,456)    (8,906)   (11,832)    (9,211)  (10,165)
Gain (loss) on sale
  of assets...............        80       (125)       118         --        --
                            ---------  ---------  ---------  --------  ---------
     Adjusted EBITDA......  $ 84,330   $ 70,892   $ 89,505   $ 73,526  $ 64,445
                            =========  =========  =========  ========= =========

---------------------

     (a) Corporate selling, general and administrative expense excludes non-cash compensation of $771,000 and management fees of $1.9 million for the nine months ended September 30, 2001, non-cash compensation of $771,000 and management fees of $2.3 million for the year ended December 31, 2001; and non-cash compensation of $56,000 and management fees of $620,000 for the year ended December 31, 2000. Management fees were paid pursuant to our management services agreement. Effective November 27, 2001, the parties terminated the management services agreement.

(5) Adjusted EBITDA margin is calculated by dividing adjusted EBITDA by total revenue.

(6) Adjusted laboratory EBITDA excludes non-cash compensation of $4.3 million for the nine months ended September 30, 2001, and non-cash compensation of $4.3 million and $311,000 for the years ended December 31, 2001 and 2000. Adjusted laboratory EBITDA margin is calculated by dividing adjusted laboratory EBITDA by laboratory revenue.

(7) Adjusted animal hospital EBITDA excludes non-cash compensation of $2.6 million for the nine months ended September 30, 2001, and non-cash compensation of $2.6 million and $188,000 for the years ended December 31, 2001 and 2000. Adjusted animal hospital EBITDA margin is calculated by dividing adjusted animal hospital EBITDA by animal hospital revenue.

(8) Laboratory internal revenue growth is calculated using laboratory revenue as reported, adjusted to exclude, for those laboratories that we did not own for the entire period presented, an estimate of revenue generated by these newly acquired laboratories subsequent to the date of our purchase. We calculate this estimate of revenue for each newly acquired laboratory using an historical twelve-month revenue figure (in some cases on an annualized basis) provided to us by the seller of the acquired laboratory, which amount is increased by our laboratory revenue growth rate for the prior year. In calculating the laboratory revenue growth rate for the year in which the acquisition occurred, we exclude from our reported laboratory revenue the estimated annual revenue attributable to newly acquired laboratories multiplied by a fraction representing the portion of the year that we owned the related facility. In calculating the laboratory revenue growth rate for the year following the acquisition, we exclude from our reported laboratory revenue the estimated annual revenue attributable to newly acquired laboratories multiplied by a fraction representing the portion of the year that we did not own the facility. To determine laboratory internal revenue growth rate for the applicable period, we compare laboratory revenue net of estimated laboratory revenue of acquired laboratories to laboratory revenue as reported for the prior comparable period. We believe this fairly presents laboratory internal revenue growth for the periods presented, although our calculation may not be comparable to similarly titled measures reported by other companies.

(9) Animal hospital same-facility revenue growth is calculated using the combined revenue of the animal hospitals owned and managed for the entire periods presented.



                                     Page 9



(10) The as adjusted balance sheet data are presented as if (a) the issuance of $25.0 million in additional senior term C notes under our senior credit facility; (b) the redemption of the entire principal amount of our 13.5% senior subordinated notes; and (c) the redemption of $30.0 million principal amount of our 15.5% senior notes, each of which occurred in October 2002, had occurred at September 30, 2002.

(11) The pro forma as adjusted balance sheet data are presented as if (a) this offering and the application of the net proceeds therefrom; (b) the issuance of $25.0 million in additional senior term C notes under our senior credit facility; (c) the redemption of the entire principal amount of our 13.5% senior subordinated notes; and (d) the redemption of $30.0 million principal amount of our 15.5% senior notes, each of which occurred in October 2002, had occurred at September 30, 2002.

                                  RISK FACTORS

     YOU SHOULD CAREFULLY CONSIDER THE RISKS AND UNCERTAINTIES DESCRIBED BELOW AND OTHER INFORMATION INCLUDED IN THIS PROSPECTUS IN EVALUATING US AND OUR BUSINESS. IF ANY OF THE EVENTS DESCRIBED BELOW OCCUR, OUR BUSINESS AND FINANCIAL RESULTS COULD BE ADVERSELY AFFECTED IN A MATERIAL WAY. THIS COULD CAUSE THE TRADING PRICE OF OUR COMMON STOCK TO DECLINE, PERHAPS SIGNIFICANTLY.

                          RISKS RELATED TO OUR BUSINESS

IF WE ARE UNABLE TO EFFECTIVELY EXECUTE OUR GROWTH STRATEGY, WE MAY NOT ACHIEVE OUR DESIRED ECONOMIES OF SCALE AND OUR MARGINS AND PROFITABILITY MAY DECLINE.

     Our success depends in part on our ability to build on our position as a leading animal health care services company through a balanced program of internal growth initiatives and selective acquisitions of established animal hospitals and laboratories. If we cannot implement or effectively execute these initiatives and acquisitions, our results of operations will be adversely affected. Even if we effectively implement our growth strategy, we may not achieve the economies of scale that we have experienced in the past or that we anticipate. Our internal growth rate may decline and could become negative. Our laboratory internal revenue growth rate has fluctuated between 9.1% and 12.6% for each fiscal year from 1999 through 2001. Similarly, our animal hospital same-facility revenue growth rate has fluctuated between 2.6% and 7.0% over the same fiscal years. Our internal growth may continue to fluctuate and may be below our historical rates. Any reductions in the rate of our internal growth may cause our revenues and margins to decrease. Our historical growth rates and margins are not necessarily indicative of future results.

OUR BUSINESS AND RESULTS OF OPERATIONS MAY BE ADVERSELY AFFECTED IF WE ARE UNABLE TO MANAGE OUR GROWTH EFFECTIVELY.

     Since January 1, 1996, we have experienced rapid growth and expansion. Our failure to manage our growth effectively may increase our costs of operations and hinder our ability to execute our business strategy. Our rapid growth has placed, and will continue to place, a significant strain on our management and operational systems and resources. At January 1, 1996, we operated 59 hospitals, operated laboratories servicing approximately 9,000 customers in 27 states and had approximately 1,150 full-time equivalent employees. At September 30, 2002, we operated 225 hospitals, operated laboratories servicing approximately 13,000 customers in all 50 states and had approximately 3,500 full-time equivalent employees. If our business continues to grow, we will need to continue to improve and enhance our overall financial and managerial controls, reporting systems and procedures, and expand, train and manage our workforce in order to maintain control of expenses and achieve desirable economies of scale. We also will need to increase the capacity of our current systems to meet additional demands.

DIFFICULTIES INTEGRATING NEW ACQUISITIONS MAY IMPOSE SUBSTANTIAL COSTS AND CAUSE OTHER PROBLEMS FOR US.

     Our success depends on our ability to timely and cost-effectively acquire, and integrate into our business, additional animal hospitals and laboratories. Any difficulties in the integration process may result in increased expense, loss of customers and a decline in profitability. We expect to acquire 15 to 25 animal hospitals per year, however, based on the opportunity, the number could be higher. Historically we have experienced delays and increased costs in integrating some hospitals primarily where we acquire a large number of hospitals in a single region at or about the same time. In these cases, our field management may spend a predominant amount of time integrating these new hospitals and less time managing our existing hospitals in those regions. During these periods, there may be less attention directed to marketing efforts or staffing issues. In these circumstances, we also have experienced delays in converting the systems of acquired hospitals into our systems, which results in increased payroll expense to collect our results and delays in reporting our results, both for a particular region and on a consolidated basis. These factors have resulted in decreased revenue, increased costs and lower margins. We continue to face risks in connection with our acquisitions including:

     o    negative effects on our operating results;

     o    impairment of goodwill and other intangible assets;

     o dependence on retention, hiring and training of key personnel, including specialists; and

     o contingent and latent risks associated with the past operations of, and other unanticipated problems arising in, an acquired business.

     The process of integration may require a disproportionate amount of the time and attention of our management, which may distract management's attention from its day-to-day responsibilities. In addition, any interruption or deterioration in service resulting from an acquisition may result in a customer's decision to stop using us. For these reasons, we may not realize the anticipated benefits of an acquisition, either at all or in a timely manner. If that happens and we incur significant costs, it could have a material adverse impact on our business.

THE CARRYING VALUE OF OUR GOODWILL COULD BE SUBJECT TO IMPAIRMENT WRITE-DOWNS.

     At September 30, 2002, our balance sheet reflected $332.5 million of goodwill, which is a substantial portion of our total assets of $513.4 million at that date. We expect that the aggregate amount of goodwill on our balance sheet will increase as a result of future acquisitions. We continually evaluate whether events or circumstances have occurred that suggest that the fair market value of each of our reporting units exceeds their carrying values. If we determine that the fair market value of one of our reporting units does not exceed its carrying value, this may result in an impairment write-down of the goodwill for that reporting unit. The impairment write-down would be reflected as expense and could have a material adverse effect on our results of operations during the period in which we recognize the expense. In 2002, an independent valuation group concluded that the fair value of our goodwill exceeded its carrying value and accordingly, as of that date, there were no goodwill impairment issues. However, in the future we may incur impairment charges related to the goodwill already recorded or arising out of future acquisitions or as a result of the sale or closure of animal hospitals.

WE REQUIRE A SIGNIFICANT AMOUNT OF CASH TO SERVICE OUR DEBT AND EXPAND OUR BUSINESS AS PLANNED.

     We have, and will continue to have, a substantial amount of debt. Our substantial amount of debt requires us to dedicate a significant portion of our cash flow from operations to pay down our indebtedness and related interest, thereby reducing the funds available to use for working capital, capital expenditures, acquisitions and general corporate purposes.

     In October 2002, we borrowed $25.0 million in additional senior term C notes. These proceeds and cash on-hand were used to voluntarily repay the entire outstanding principal amount on our 13.5% senior subordinated notes and $30.0 million in principal on our 15.5% senior notes. The following table details our debt balances at September 30, 2002 and the pro forma balances as if the additional senior term C notes were incurred and the voluntary repayment of our 13.5% senior subordinated notes and a portion of our 15.5% senior notes had occurred on September 30, 2002 (dollars in thousands):

                                                AS OF SEPTEMBER 30, 2002
                                       ----------------------------------------
                                          ACTUAL       ADJUSTMENT    PRO FORMA
                                       -----------     ----------    ----------
Senior term C notes..................  $ 142,703       $  25,000     $ 167,703
13.5% senior subordinated notes......     15,000         (15,000)        --
9.875% senior subordinated notes.....    170,000                       170,000
15.5% senior notes...................     66,715         (30,000)       36,715
Other................................      1,658                         1,658
                                       ----------                    ----------
                                         396,076                       376,076
Less - unamortized discount..........     (7,242)          4,214        (3,028)
                                       ----------                    ----------
     Total debt obligations..........  $ 388,834                     $ 373,048
                                       ==========                    ==========

     The following table sets forth our scheduled principal and interest payments due by us for each of the years ending December 31, adjusted to reflect the impact of the no-fee swap agreement with Wells Fargo, which became effective November 29, 2002, the additional senior term C notes borrowed and the voluntary repayment of our

13.5% senior subordinated notes and a portion of our 15.5% senior notes, which occurred in October 2002 (dollars in thousands):


                              2002        2003         2004      2005(1)      2006(1)
                           ----------  ----------   ----------  ----------   ----------
Long-term debt...........  $   3,541   $   1,894    $   1,860   $   4,044    $  21,487
Fixed interest...........     20,694      19,333       19,134      21,328       22,448
Variable interest........      7,714       6,966        7,698      10,614       11,313
Collar agreement.........      2,340         --           --          --           --
PIK interest.............        --          --           --       16,610          --
                           ----------  ----------   ----------  ----------   ----------
     Total...............  $  34,289   $  28,193    $  28,692   $  52,596    $  55,248
                           ==========  ==========   ==========  ==========   ==========

          (1) We intend to use the proceeds from this offering to repay the entire outstanding principal amount of our 15.5% senior notes. If we repay the entire outstanding principal amount of these notes, our future cash obligations as set forth in the table above will be reduced by $23.0 million in 2005 and $5.3 million in 2006.

     We have both fixed-rate and variable-rate debt. Our variable-rate debt is based on a variable-rate component plus a fixed margin. Our interest rate on the variable-rate component of our debt was approximately 1.89% for 2002. For purposes of the foregoing table, we have estimated the interest rate on the variable-rate component of our debt to be 2.50%, 3.00%, 3.50% and 4.00% for years 2003 through 2006, respectively. Our consolidated financial statements included in this prospectus discuss these variable-rate notes in more detail.

     On November 7, 2002 we entered into a no-fee swap agreement with Wells Fargo Bank effective November 29, 2002 and expiring November 29, 2004. The agreement swaps monthly variable LIBOR rates for a fixed rate of 2.22% on a notional amount of $40.0 million. The agreement qualifies for hedge accounting.

     Through March 2005, interest on our 15.5% senior notes is payable semi-annually and, at our option, in cash or by issuing additional 15.5% senior notes. After March 2005, interest is payable semi-annually, in cash. Any additional 15.5% senior notes are considered PIK interest and are reflected in the above table. These notes have the same terms as the original notes except they mature in September 2005. We have issued additional 15.5% senior notes for all of our historical interest payments on the 15.5% senior notes and intend to continue doing so pending consummation of this offering.

     Our ability to make payments on our debt, and to fund acquisitions, will depend on our ability to generate cash in the future. Insufficient cash flow could place us at risk of default under our debt agreements or could prevent us from expanding our business as planned. Our ability to generate cash is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Our business may not generate sufficient cash flow from operations, our strategy to increase operating efficiencies may not be realized and future borrowings may not be available to us under our senior credit facility in an amount sufficient to enable us to service our debt or to fund our other liquidity needs. In order to meet our debt obligations, we may need to refinance all or a portion of our debt. We may not be able to refinance any of our debt on commercially reasonable terms or at all.

OUR DEBT INSTRUMENTS MAY ADVERSELY AFFECT OUR ABILITY TO RUN OUR BUSINESS.

     Our substantial amount of debt, as well as the guarantees of our subsidiaries and the security interests in our assets and those of our subsidiaries, could impair our ability to operate our business effectively and may limit our ability to take advantage of business opportunities. For example, our indentures and senior credit facility:

     o limit our funds available to repay the 15.5% senior notes and 9.875% senior subordinated notes;

     o limit our ability to borrow additional funds or to obtain other financing in the future for working capital, capital expenditures, acquisitions, investments and general corporate purposes;

     o limit our ability to dispose of our assets, create liens on our assets or to extend credit;

     o make us more vulnerable to economic downturns and reduce our flexibility in responding to changing business and economic conditions;

     o limit our flexibility in planning for, or reacting to, changes in our business or industry;

     o place us at a competitive disadvantage to our competitors with less debt; and

     o restrict our ability to pay dividends, repurchase or redeem our capital stock or debt, or merge or consolidate with another entity.

     The terms of our indentures and senior credit facility allow us, under specified conditions, to incur further indebtedness, which would heighten the foregoing risks. If compliance with our debt obligations materially hinders our ability to operate our business and adapt to changing industry conditions, we may lose market share, our revenue may decline and our operating results may suffer.

OUR FAILURE TO SATISFY COVENANTS IN OUR DEBT INSTRUMENTS WILL CAUSE A DEFAULT UNDER THOSE INSTRUMENTS.

     In addition to imposing restrictions on our business and operations, our debt instruments include a number of covenants relating to financial ratios and tests. Our ability to comply with these covenants may be affected by events beyond our control, including prevailing economic, financial and industry conditions. The breach of any of these covenants would result in a default under these instruments. An event of default would permit our lenders and other debtholders to declare all amounts borrowed from them to be due and payable, together with accrued and unpaid interest. Moreover, these lenders and other debtholders would have the option to terminate any obligation to make further extensions of credit under these instruments. If we are unable to repay debt to our lenders, these lenders and other debtholders could proceed against our assets.

DUE TO THE FIXED COST NATURE OF OUR BUSINESS, FLUCTUATIONS IN OUR REVENUE COULD ADVERSELY AFFECT OUR OPERATING INCOME.

     Approximately 57% of our expense, particularly rent and personnel costs, are fixed costs and are based in part on expectations of revenue. We may be unable to reduce spending in a timely manner to compensate for any significant fluctuations in our revenue. Accordingly, shortfalls in revenue may adversely affect our operating income.

THE SIGNIFICANT COMPETITION IN THE COMPANION ANIMAL HEALTH CARE SERVICES INDUSTRY COULD CAUSE US TO REDUCE PRICES OR LOSE MARKET SHARE.

     The companion animal health care services industry is highly competitive with few barriers to entry. To compete successfully, we may be required to reduce prices, increase our operating costs or take other measures that could have an adverse effect on our financial condition, results of operations, margins and cash flow. If we are unable to compete successfully, we may lose market share.

     There are many clinical laboratory companies that provide a broad range of laboratory testing services in the same markets we service. Our largest competitor for outsourced laboratory testing services is Idexx Laboratories, Inc. which currently competes or intends to compete in most of the same markets in which we operate. Also, Idexx and several other national companies provide on-site diagnostic equipment that allows veterinarians to perform their own laboratory tests.

     Our primary competitors for our animal hospitals in most markets are individual practitioners or small, regional, multi-clinic practices. Also, regional pet care companies and some national companies, including operators of super-stores, are developing multi-regional networks of animal hospitals in markets in which we operate. Historically, when a competing animal hospital opens in close proximity to one of our hospitals, we have reduced prices, expanded our facility, retained additional qualified personnel, increased our marketing efforts or taken other actions designed to retain and expand our client base. As a result, our revenue may decline and our costs may increase.

WE MAY EXPERIENCE DIFFICULTIES HIRING SKILLED VETERINARIANS DUE TO SHORTAGES THAT COULD DISRUPT OUR BUSINESS.

     As the pet population continues to grow, the need for skilled veterinarians continues to increase. If we are unable to retain an adequate number of skilled veterinarians, we may lose customers, our revenue may decline and we may need to sell or close animal hospitals. As of September 30, 2002, there were 28 veterinary schools in the country accredited by the American Veterinary Medical Association. These schools graduate approximately 2,100 veterinarians per year. There is a shortage of skilled veterinarians across the country, particularly in some regional markets in which we operate animal hospitals including Northern California. During these shortages in these regions, we may be unable to hire enough qualified veterinarians to adequately staff our animal hospitals, in which event we may lose market share and our revenues and profitability may decline.

IF WE FAIL TO COMPLY WITH GOVERNMENTAL REGULATIONS APPLICABLE TO OUR BUSINESS, VARIOUS GOVERNMENTAL AGENCIES MAY IMPOSE FINES, INSTITUTE LITIGATION OR PRECLUDE US FROM OPERATING IN CERTAIN STATES.

     The laws of many states prohibit business corporations from providing, or holding themselves out as providers of, veterinary medical care. These laws vary from state to state and are enforced by the courts and by regulatory authorities with broad discretion. As of September 30, 2002 we operated 58 animal hospitals in 11 states with these laws, including 21 in New York. We may experience difficulty in expanding our operations into other states with similar laws. Given varying and uncertain interpretations of the veterinary laws of each state, we may not be in compliance with restrictions on the corporate practice of veterinary medicine in all states. A determination that we are in violation of applicable restrictions on the practice of veterinary medicine in any state in which we operate could have a material adverse effect on us, particularly if we were unable to restructure our operations to comply with the requirements of that state.

     We currently are a party to a lawsuit in the State of Ohio in which that State has alleged that our management of a veterinary medical group licensed to practice veterinary medicine in that state violates the Ohio statute prohibiting business corporations from providing or holding themselves out as providers of veterinary medical care. On March 20, 2001, the trial court in the case entered summary judgment in favor of the State of Ohio and issued an order enjoining us from operating in the State of Ohio in a manner that is in violation of the State of Ohio statute. Since that time, we have been engaged in discussions with the Attorney General's office to restructure our operations. We have reached an agreement in principal with the Attorney General's office that our management services agreement, as amended, does not constitute the practice of veterinary medicine by a corporation. We anticipate filing our agreement with the court as soon as practicable.

     All of the states in which we operate impose various registration requirements. To fulfill these requirements, we have registered each of our facilities with appropriate governmental agencies and, where required, have appointed a licensed veterinarian to act on behalf of each facility. All veterinarians practicing in our clinics are required to maintain valid state licenses to practice.

ANY FAILURE IN OUR INFORMATION TECHNOLOGY SYSTEMS OR DISRUPTION IN OUR TRANSPORTATION NETWORK COULD SIGNIFICANTLY INCREASE TESTING TURN-AROUND TIME, REDUCE OUR PRODUCTION CAPACITY AND OTHERWISE DISRUPT OUR OPERATIONS.

     Our laboratory operations depend, in part, on the continued and uninterrupted performance of our information technology systems and transportation network. Our growth has necessitated continued expansion and upgrade of our information technology systems and transportation network. Sustained system failures or interruption in our transportation network or in one or more of our laboratory operations could disrupt our ability to process laboratory requisitions, perform testing, provide test results in a timely manner and/or bill the appropriate party. We could lose customers and revenue as a result of a system or transportation network failure.

     Our computer systems are vulnerable to damage or interruption from a variety of sources, including telecommunications failures, electricity brownouts or blackouts, malicious human acts and natural disasters. Moreover, despite network security measures, some of our servers are potentially vulnerable to physical or electronic break-ins, computer viruses and similar disruptive problems. Despite the precautions we have taken, unanticipated problems affecting our systems could cause interruptions in our information technology systems. Our insurance policies may not adequately compensate us for any losses that may occur due to any failures in our systems.

     In addition, over time we have significantly customized the computer systems in our laboratory business. We rely on a limited number of employees to upgrade and maintain these systems. If we were to lose the services of some or all of these employees, it may be time-consuming for new employees to become familiar with our systems, and we may experience disruptions in service during these periods.

     Any substantial reduction in the number of available flights or delays in the departure of flights will disrupt our transportation network and our ability to provide test results in a timely manner. In addition, our Test Express service, which services customers outside of major metropolitan areas, is dependent on flight services in and out of Memphis and the transportation network of Federal Express. Any sustained interruption in either flight services in Memphis or the transportation network of Federal Express would result in increased turn-around time for the reporting of test results to customers serviced by our Test Express service.

THE LOSS OF MR. ROBERT ANTIN, OUR CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER, COULD MATERIALLY AND ADVERSELY AFFECT OUR BUSINESS.

     We are dependent upon the management and leadership of our Chairman, President and Chief Executive Officer, Robert Antin. We have an employment contract with Mr. Antin that may be terminated at the option of Mr. Antin. We do not maintain any key man life insurance coverage for Mr. Antin. The loss of Mr. Antin could materially adversely affect our business.

                       RISKS ASSOCIATED WITH THIS OFFERING

CONCENTRATION OF OWNERSHIP AMONG OUR EXISTING EXECUTIVE OFFICERS, DIRECTORS AND PRINCIPAL STOCKHOLDERS MAY PREVENT NEW INVESTORS FROM INFLUENCING SIGNIFICANT CORPORATE DECISIONS.

     At November 30, 2002, our executive officers, directors and principal stockholders beneficially owned, in the aggregate, approximately 42.2% of our outstanding common stock. Following this offering, these persons will own, in the aggregate, approximately 31.6% of our outstanding common stock. As a result, these stockholders are able to significantly affect our management, our policies and all matters requiring stockholder approval. The directors supported by these stockholders will be able to significantly affect decisions relating to our capital structure, including decisions to issue additional capital stock, implement stock repurchase programs and incur indebtedness. This concentration of ownership may have the effect of deterring hostile takeovers, delaying or preventing changes in control or changes in management, or limiting the ability of our other stockholders to approve transactions that they may deem to be in their best interests.

FUTURE SALES OF SHARES OF OUR COMMON STOCK IN THE PUBLIC MARKET MAY DEPRESS OUR STOCK PRICE AND MAKE IT DIFFICULT FOR YOU TO RECOVER THE FULL VALUE OF YOUR INVESTMENT IN OUR SHARES.

     If our existing stockholders sell substantial amounts of our common stock in the public market following this offering or if there is a perception that these sales may occur, the market price of our common stock could decline. Based on shares outstanding as of September 30, 2002, upon completion of this offering we will have outstanding approximately 40,065,975 shares of common stock. Of these shares, _________ shares of common stock are freely tradable, without restriction, in the public market, unless the shares offered in the offering are purchased by affiliates. After the lockup agreements pertaining to this offering expire 90 days from the date of this prospectus unless waived, an additional ________ shares will be eligible for sale in the public market at various times, subject to the restrictions of Rule 144 of the Securities Act of 1933, and ______ shares will be eligible for sale in the public market subject to the restrictions of Rule 701 of the Securities Act of 1933.

THE PRICE OF OUR COMMON STOCK MAY BE VOLATILE.

     The stock market has from time to time experienced significant price and volume fluctuations that have affected the market prices of securities. These fluctuations often have been unrelated or disproportionate to the operating performance of publicly traded companies. In the past, following periods of volatility in the market price of a particular company's securities, securities class-action litigation has often been brought against that company. We may become involved in this type of litigation in the future. Litigation of this type is often expensive to defend and may divert management's attention and resources from the operation of our business.

POLITICAL EVENTS AND THE UNCERTAINTY RESULTING FROM THEM MAY HAVE A MATERIAL ADVERSE EFFECT ON OUR OPERATING RESULTS.

     The terrorist attacks that took place in the United States on September 11, 2001, along with the United States' military campaign against terrorism in Afghanistan and elsewhere, ongoing violence in the Middle East and increasing speculation regarding future military action against Iraq have created many economic and political uncertainties, some of which may affect the markets in which we operate, our operations and profitability and your investment. The potential near-term and long-term effect these attacks may have for our customers, the markets for our services and the U.S. economy are uncertain. The consequences of any terrorist attacks, or any armed conflicts which may result, are unpredictable and we may not be able to foresee events that could have an adverse effect on our markets, our business or your investment.

OUR STOCK PRICE MAY BE ADVERSELY AFFECTED BECAUSE OUR RESULTS OF OPERATIONS MAY FLUCTUATE SIGNIFICANTLY FROM QUARTER TO QUARTER.

     Our operating results may fluctuate significantly in the future. If our quarterly revenue and operating results fall below the expectations of securities analysts and investors, the market price of our common stock could fall substantially. Historically, after eliminating the effect of acquisitions, we have experienced higher revenue in the second and third quarters than in the first and fourth quarters. The demand for our veterinary services is higher during warmer months because pets spend a greater amount of time outdoors, where they are more likely to be injured and are more susceptible to disease and parasites. Also, use of veterinary services may be affected by levels of infestation of fleas, heartworms and ticks, and the number of daylight hours. A substantial portion of our costs are fixed and do not vary with the level of demand for our services. Therefore, net income for the second and third quarters at individual animal hospitals and veterinary diagnostic laboratories generally is higher than in the first and fourth quarters.

     Operating results also may vary depending on a number of factors, many of which are outside our control, including:

     o    demand for our tests;

     o    changes in our pricing policies or those of our competitors;

     o    the hiring and retention of key personnel;

     o    wage and cost pressures;

     o    changes in fuel prices or electrical rates;

     o    costs related to acquisitions of technologies or businesses; and

     o    seasonal and general economic factors.

TAKEOVER DEFENSE PROVISIONS MAY ADVERSELY AFFECT THE MARKET PRICE OF OUR COMMON STOCK.

     Various provisions of Delaware corporation law and of our corporate governance documents may inhibit changes in control not approved by our board of directors and may have the effect of depriving you of an opportunity to receive a premium over the prevailing market price of our common stock in the event of an attempted hostile takeover. In addition, the existence of these provisions may adversely affect the market price of our common stock. These provisions include:

     o    a classified board of directors;

     o    a prohibition on stockholder action through written consents;

     o a requirement that special meetings of stockholders be called only by our board of directors, the Chairman of our board of directors, our President or our Chief Executive Officer;

     o    advance notice requirements for stockholder proposals and nominations;
          and

     o    availability of "blank check" preferred stock.

              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Some of the statements under "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Business," and elsewhere in this prospectus are forward-looking statements. We generally identify forward-looking statements in this prospectus using words like "believe," "intend," "expect," "estimate," "may," "should," "plan," "project," "contemplate," "anticipate," "predict," or similar expressions. These statements involve known and unknown risks, uncertainties, and other factors, including those described in the "Risk Factors" section, that may cause our or our industry's actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. Except as required by applicable law, including the securities laws of the United States, and the rules and regulations of the Securities and Exchange Commission, we do not plan to publicly update or revise any forward-looking statements after we distribute this prospectus, whether as a result of any new information, future events or otherwise.

     We use market data and industry forecasts and projections throughout this prospectus, which we have obtained from market research, publicly available information and industry publications. These sources generally state that the information they provide has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information are not guaranteed. The forecasts and projections are based on industry surveys and the preparers' experience in the industry and there is no assurance that any of the projected amounts will be achieved. Similarly, we believe that the surveys and market research others have performed are reliable, but we have not independently verified this information.

                 ----------------------------------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS OR ANY SUPPLEMENT AND ANY INFORMATION INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR ANY SUPPLEMENT. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH ANY INFORMATION THAT IS DIFFERENT. IF YOU RECEIVE ANY UNAUTHORIZED INFORMATION, YOU MUST NOT RELY ON IT. YOU SHOULD DISREGARD ANYTHING WE SAID IN AN EARLIER DOCUMENT THAT IS INCONSISTENT WITH WHAT IS INCLUDED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS OR ANY SUPPLEMENT IS CURRENT AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT PAGE OF THIS PROSPECTUS.

                                 USE OF PROCEEDS

     We expect to receive approximately $46.3 million in net proceeds, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, from the sale of shares of our common stock in this offering based on the sale of 3,300,000 shares at an assumed public offering price of $14.97 per share. If the underwriters exercise their over-allotment option in full, we expect our additional net proceeds to be approximately $7.1 million. We will not receive any proceeds from the sale of the shares by the selling stockholders in this offering.

     We intend to use the net proceeds from this offering:

     o to repay the entire outstanding principal amount, or approximately $36.7 million, of our 15.5% senior notes due 2010 at a redemption price of 110% of the principal amount, for an aggregate of $40.4 million, plus accrued and unpaid interest; and

     o    for general corporate purposes.

     If the underwriters exercise their over-allotment option, any additional net proceeds received by us will be used for general corporate purposes. We will not receive any proceeds from the sale of the shares by the selling stockholders pursuant to the exercise of the over-allotment option.

     Pending application of the net proceeds as described above, we intend to invest the net proceeds in short-term investment grade securities.

                         PRICE RANGE OF OUR COMMON STOCK

     Since November 21, 2001, our common stock has traded on The Nasdaq Stock Market's National Market under the symbol "WOOF." From September 20, 2000 through November 20, 2001, our common stock was not publicly traded. From March 19, 1993 through September 19, 2000, our common stock was traded on the Nasdaq National Market under the symbol "VCAI." The following table sets forth the range of high and low bid information per share for our common stock as quoted on the Nasdaq National Market for the periods indicated. The stock prices for fiscal 2000 have been restated to reflect a fifteen-for-one stock split effected concurrent with the consummation of our recapitalization in September 2000.

                                                           HIGH       LOW
                                                         --------   --------
         Fiscal 2002 by Quarter
             Fourth...................................    $ 16.40    $ 12.16
             Third....................................    $ 16.48    $ 11.90
             Second...................................    $ 16.36    $ 12.71
             First....................................    $ 14.62    $ 11.65

         Fiscal 2001 by Quarter
             Fourth (commencing November 21, 2001)....    $ 12.45    $  8.83

         Fiscal 2000 by Quarter
             Third (through September 19, 2000).......    $  0.99    $  0.90
             Second ..................................    $  0.93    $  0.83
             First ...................................    $  0.96    $  0.68

     At December 31, 2002, the closing price of our common stock on the Nasdaq National Market was $15.00, and at that date, there were approximately 97 holders of record of our common stock.

                                 DIVIDEND POLICY

     We have not paid cash dividends on our common stock, and we do not anticipate paying cash dividends in the foreseeable future. In addition, our senior credit facility and the indentures governing our outstanding senior and senior subordinated notes place limitations on our ability to pay dividends or make other distributions in respect of our common stock. Any future determination as to the payment of dividends on our common stock will be restricted by these limitations, will be at the discretion of our board of directors and will depend on our results of operations, financial condition, capital requirements and other factors deemed relevant by the board of directors, including the General Corporation Law of the State of Delaware, which provides that dividends are only payable out of surplus or current net profits.

                                 CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2002:

     o    on an actual basis;

     o on an as adjusted basis to reflect transactions that occurred in October 2002; and

     o on a pro forma as adjusted basis to reflect transactions that occurred in October 2002 and this offering at an assumed public offering price of $14.97 per share and the intended application of the net proceeds therefrom.

                                                              AS OF SEPTEMBER 30, 2002
                                                     -------------------------------------------
                                                                    AS ADJUSTED     PRO FORMA AS
                                                       ACTUAL           (1)         ADJUSTED (2)
                                                     -----------    -----------     ------------
                                                               (DOLLARS IN THOUSANDS)
Total debt:
   Senior credit facility:
      Revolving credit facility (3)................  $       --     $       --       $       --
      Senior term C notes (4)......................     142,703        167,703          167,703
   13.5% senior subordinated notes due 2010........      15,000             --               --
   9.875% senior subordinated notes due 2009.......     170,000        170,000          170,000
   15.5% senior notes due 2010.....................      66,715         36,715               --
   Other debt......................................       1,658          1,658            1,658
   Unamortized discount............................      (7,242)        (3,028)             (15)
                                                     -----------    -----------      -----------
      Total debt...................................     388,834        373,048          339,346
                                                     -----------    -----------      -----------
Stockholders' equity:
   Common stock, 75,000,000 shares authorized,
      36,760,975 shares issued and outstanding,
      actual and as adjusted; 75,000,000 shares
      authorized and 40,060,975 shares issued and
      outstanding, pro forma as adjusted (5).......          37             37               41
   Additional paid-in capital......................     188,865        188,865          235,117
   Notes receivable from stockholders..............        (240)          (240)            (240)
   Accumulated deficit.............................    (123,429)      (129,004)        (133,182)
   Accumulated comprehensive loss..................        (319)          (319)            (319)
                                                     -----------    -----------      -----------
      Total stockholders' equity...................      64,914         59,339          101,417
                                                     -----------    -----------      -----------
      Total capitalization.........................  $  453,748     $  432,387       $  440,763
                                                     ===========    ===========      ===========

(1) The as adjusted data are presented as if (a) the issuance of $25.0 million in additional senior term C notes under our senior credit facility; (b) the repayment of the entire outstanding principal amount of our 13.5% senior subordinated notes; and (c) the repayment of $30.0 million in principal of our 15.5% senior notes, each of which occurred in October 2002, had occurred at September 30, 2002.

(2) The pro forma as adjusted data are presented as if (a) this offering and the application of the net proceeds therefrom; (b) the issuance of $25.0 million in additional senior term C notes under our senior credit facility;
     (c) the repayment of the entire outstanding principal amount of our 13.5% senior subordinated notes; and (d) the repayment of $30.0 million in principal of our 15.5% senior notes, each of which occurred in October 2002, had occurred at September 30, 2002.

(3) The revolving credit facility provides for borrowings of up to $50.0 million, $7.5 million of which was drawn in December 2002 and is outstanding.



                                    Page 22



(4) On August 29, 2002, we repaid our senior term A and senior term B notes with the proceeds acquired from the issuance of senior term C notes, which bear a lower interest rate than the weighted average interest rate for the senior term A and senior term B notes. See "Description of Certain Indebtedness" for additional information.

(5) Share information is based on the number of shares outstanding as of September 30, 2002, and:

     o excludes 1,955,901 shares of common stock issuable upon exercise of outstanding options under our stock incentive plans, at a weighted average exercise price of $9.95 per share;

     o excludes 650,000 shares available for future issuance under our stock incentive plans; and

     o    assumes no exercise of the underwriters' over-allotment option.

                 SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

     Our selected historical consolidated financial data for the years ended December 31, 2001, 2000, 1999, 1998 and 1997 were derived from our audited financial statements. Our financial statements for each of the fiscal years ended December 31, 2001, 2000 and 1999 were audited by KPMG LLP. Our financial statements for each of the fiscal years ended December 31, 1998 and 1997 were audited by Arthur Andersen LLP. Our selected historical consolidated financial data for the nine months ended September 30, 2002 and 2001 have been derived from our unaudited interim financial statements and include, in the opinion of management, all adjustments necessary for a fair presentation of our financial position and operating results for these periods and as of those dates. Our results for the interim periods are not necessarily indicative of our results for a full year's operations. You should read the following information together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes. Our audited consolidated financial statements for the years ended December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001 and our unaudited condensed, consolidated financial statements as of the nine months ended September 30, 2002 and 2001 are included in this prospectus.

                                    NINE MONTHS ENDED
                                      SEPTEMBER 30,                       YEAR ENDED DECEMBER 31,
                                  --------------------- ---------------------------------------------------------
                                    2002       2001        2001       2000        1999       1998        1997
                                  ---------- ---------- ---------- ----------  ----------  ----------  ----------
                                                   (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENTS OF OPERATIONS DATA:
Laboratory revenue............... $ 116,911  $ 101,855  $ 134,711  $ 119,300   $ 103,282   $  89,896   $  68,997
Animal hospital revenue...........  225,383    207,665    272,113    240,624     217,988     191,888     165,848
Other revenue (1).................    1,500      1,500      2,000        925       5,100       5,100       5,764
Intercompany......................   (6,902)    (5,655)    (7,462)    (6,162)     (5,810)     (5,845)     (4,696)
                                  ---------- ---------- ---------- ----------  ----------  ----------  ----------
Total revenue.....................  336,892    305,365    401,362    354,687     320,560     281,039     235,913
Direct costs......................  226,749    213,454    283,226    254,890     232,493     209,380     178,630
Selling, general and
  administrative..................   25,893     30,365     38,633     27,446      23,622      19,693      17,676
Depreciation and amortization.....    9,330     19,121     25,166     18,878      16,463      13,132      11,199
Agreement termination costs.......       --         --     17,552         --          --          --          --
Recapitalization costs............       --         --         --     34,268          --          --          --
Year 2000 remediation expense.....       --         --         --         --       2,839          --          --
Other operating and non-cash
  items...........................      (80)     8,745      9,079         --      (1,873)         --          --
                                  ---------- ---------- ---------- ----------  ----------  ----------  ----------
Operating income (loss)...........   75,000     33,680     27,706     19,205      47,016      38,834      28,408
Net interest expense..............   30,541     32,387     42,918     19,892       9,449       8,832       7,411
Other (income) expense, net.......     (159)       233        168      1,800          --          --          --
                                  ---------- ---------- ---------- ----------  ----------  ----------  ----------
Income (loss) before minority
  interest, provision for
  income taxes and
  extraordinary item..............   44,618      1,060    (15,380)    (2,487)     37,567      30,002      20,997
Minority interest in income of
  subsidiaries....................    1,360      1,104      1,439      1,066         850         780         424
Provision for income taxes........   18,092      6,741        445      2,199      14,360      12,954       9,347
Extraordinary loss on early
  extinguishment of debt (net
  of taxes).......................    2,001         --     10,159      2,659          --          --          --
Increase in carrying amount of
  redeemable preferred stock......       --     15,583     19,151      5,391          --          --          --
                                  ---------- ---------- ---------- ----------  ----------  ----------  ----------
Net income (loss) available to
  common stockholders.............$  23,165  $ (22,368) $ (46,574) $ (13,802)  $  22,357   $  16,268   $  11,226
                                  ========== ========== ========== ==========  ==========  ==========  ==========

Basic earnings (loss) per share...$    0.63  $   (1.27) $   (2.39) $   (0.06)  $    0.07   $    0.05   $    0.04
Diluted earnings (loss) per
  share...........................$    0.63  $   (1.27) $   (2.39) $   (0.06)  $    0.07   $    0.05   $    0.04
Shares used for computing basic
  earnings (loss) per share.......   36,744     17,643     19,509    234,055     315,945     305,250     294,390
Shares used for computed
  diluted earnings (loss) per
  share...........................   37,088     17,643     19,509    234,055     329,775     329,100     315,195



                                    Page 24



                                        NINE MONTHS ENDED
                                          SEPTEMBER 30,                            YEAR ENDED DECEMBER 31,
                                    ------------------------   --------------------------------------------------------------
                                       2002          2001         2001         2000         1999         1998         1997
                                    ----------    ----------   ----------   ----------   ---------   ---------     ----------
                                                                      (DOLLARS IN THOUSANDS)
OTHER FINANCIAL DATA:
Adjusted EBITDA (2) (3)............ $  84,330     $  70,892    $  89,505    $  73,526    $  64,445   $  51,966     $  39,607
Adjusted EBITDA margin (4).........      25.0%         23.2%        22.3%        20.7%        20.1%       18.5%         16.8%

Adjusted laboratory EBITDA (5)..... $  43,734     $  35,264    $  45,561    $  38,827    $  32,273   $  24,215     $  20,142
Adjusted laboratory EBITDA
  margin (5).......................      37.4%         34.6%        33.8%        32.5%        31.2%       26.9%         29.2%

Adjusted animal hospital
  EBITDA (6)....................... $  49,472     $  43,159    $  53,658    $  42,985    $  37,237   $  31,975     $  23,243
Adjusted animal hospital EBITDA
  margin (6).......................      22.0%         20.8%        19.7%        17.9%        17.1%       16.7%         14.0%

Net cash provided by operating
  activities....................... $  60,838     $  49,316    $  57,104    $  60,054    $  38,467   $  27,123     $  22,674
Net cash used in investing
  activities.......................   (29,700)      (30,331)     (36,202)     (47,679)     (13,676)    (19,474)      (16,368)
Net cash used in financing
  activities.......................    (5,883)       (5,873)     (24,318)     (12,476)     (23,148)    (18,554)      (16,045)
Capital expenditures...............    13,405         9,929       13,481       22,555       21,803      11,678         7,241

BALANCE SHEET DATA (AT  PERIOD END):
Cash and cash equivalents.......... $  32,358     $  23,631    $   7,103    $  10,519    $  10,620   $   8,977     $  19,882
Net working capital................    (6,176)        2,175       (2,574)       5,289        9,605       6,694        (4,454)
Total assets.......................   513,380       501,227      468,521      483,070      426,500     393,960       386,089
Total debt.........................   388,834       371,365      384,332      362,749      161,535     159,787       173,875
Total redeemable preferred
  stock............................        --       170,205           --      154,622           --          --            --
Total stockholders' equity
  (deficit)........................ $  64,914     $ (97,946)   $  39,764    $ (81,310)   $ 231,229   $ 202,685     $ 180,851
-------------------------

(1) Other revenue includes consulting fees of $1.5 million for each of the nine months ended September 30, 2002 and 2001, and consulting fees of $2.0 million, $925,000, $5.1 million, $5.1 million and $4.7 million for the years ended December 31, 2001, 2000, 1999, 1998 and 1997. For the year ended December 31, 1997, other revenue also includes revenue from our pet product joint venture; we transferred the control of the joint venture to our joint venture partner in February 1997.

(2) EBITDA is operating income before depreciation and amortization. Adjusted EBITDA for the 2001 and 2000 periods represents EBITDA adjusted to exclude non-cash compensation and management fees paid pursuant to our management services agreement with Leonard Green & Partners, which was terminated in November 2001. Adjusted EBITDA for the 2001 periods also excludes agreement termination costs and write-down of assets. Adjusted EBITDA for the 2000 period also excludes recapitalization costs. Adjusted EBITDA for the 1999 period represents EBITDA adjusted to exclude Year 2000 remediation expense and other non-cash operating items. No adjustments were made to the EBITDA calculations for 2002.

     EBITDA and adjusted EBITDA are not measures of financial performance under generally accepted accounting principles, or GAAP. EBITDA should not be considered in isolation or as a substitute for net income, cash flows from operating activities and other income or cash flow statement data prepared in accordance with GAAP, or as a measure of profitability or liquidity. We believe EBITDA is a useful measure of our operating performance as it reflects earnings before the impact of items that may change from period to period for reasons not directly related to our operations, such as the depreciation and amortization, interest and taxes and other non-operating or non-recurring items. EBITDA also is an important component of the financial ratios included in our debt covenants and provides us with a measure of our ability to service our debt and meet capital expenditure requirements from our operating results. Our calculation of EBITDA may not be comparable to similarly titled measures reported by other companies.



                                    Page 25



     The calculation of EBITDA and adjusted EBITDA is shown below (dollars in thousands):

                                    NINE MONTHS ENDED
                                      SEPTEMBER 30,                     YEAR ENDED DECEMBER 31,
                                   ------------------   -----------------------------------------------------
                                     2002      2001       2001       2000        1999       1998       1997
                                   --------  --------   --------   --------    --------   --------   --------
Operating income................   $75,000   $33,680    $27,706    $19,205     $47,016    $38,834    $28,408
Depreciation and amortization...     9,330    19,121     25,166     18,878      16,463     13,132     11,199
                                   --------  --------   --------   --------    --------   --------   --------
       EBITDA...................    84,330    52,801     52,872     38,083      63,479     51,966     39,607
Management fees (a).............        --     1,860      2,273        620          --         --         --
Agreement termination costs.....        --        --     17,552         --          --         --         --
Recapitalization costs..........        --        --         --     34,268          --         --         --
Year 2000 remediation expense...        --        --         --         --       2,839         --         --
Other non-cash operating
  items (b).....................        --    16,231     16,808        555      (1,873)        --         --
                                   --------  --------   --------   --------    --------   --------   --------
       Adjusted EBITDA..........   $84,330   $70,892    $89,505    $73,526     $64,445    $51,966    $39,607
                                   ========  ========   ========   ========    ========   ========   ========
-----------------------

     (a) Management fees were paid pursuant to our management services agreement and are included in selling, general and administrative expense in our statements of operations. Effective November 27, 2001, the parties terminated the management services agreement.

     (b) Other non-cash operating items include a write-down of assets of $8.6 million and non-cash compensation of $1.4 million included in direct costs and $6.2 million included in selling general and administrative expense for the nine months ended September 30, 2001; a write-down of assets of $9.2 million and non-cash compensation of $1.4 million included in direct costs and $6.2 million included in selling, general and administrative expense for the year ended December 31, 2001; non-cash compensation of $103,000 included in direct costs and $452,000 included in selling, general and administrative expense for the year ended December 31, 2000; reversal of restructuring charges of $1.9 million for the year ended December 31, 1999.

(3) Adjusted EBITDA is the sum of adjusted laboratory EBITDA, adjusted animal hospital EBITDA and other revenue, less corporate selling, general and administrative expense, excluding non-cash compensation and management fees, and including the effect of gain (loss) on sale of assets. For the year ended December 31, 1997, adjusted EBITDA also includes EBITDA of our pet products joint venture of $168,000.

     The calculation of adjusted EBITDA is shown below (dollars in thousands):

                                    NINE MONTHS ENDED
                                      SEPTEMBER 30,                     YEAR ENDED DECEMBER 31,
                                   ------------------   -----------------------------------------------------
                                     2002      2001       2001       2000        1999       1998       1997
                                   --------  --------   --------   --------    --------   --------   --------
Adjusted laboratory EBITDA.......  $43,734   $35,264    $45,561    $38,827     $32,273    $24,215    $20,142
Adjusted animal hospital
  EBITDA.........................   49,472    43,159     53,658     42,985      37,237     31,975     23,243
Other revenue....................    1,500     1,500      2,000        925       5,100      5,100      4,700
Corporate selling, general and
   administrative expense (a)....  (10,456)   (8,906)   (11,832)    (9,211)    (10,165)    (9,324)    (8,646)
Gain (loss) on sale of assets....       80      (125)       118         --          --         --         --
Pet products joint venture
  EBITDA.........................       --        --         --         --          --         --        168
                                   --------  --------   --------   --------    --------   --------   --------
       Adjusted EBITDA (b).......  $84,330   $70,892    $89,505    $73,526     $64,445    $51,966    $39,607
                                   ========  ========   ========   ========    ========   ========   ========

----------------------

     (a) Corporate selling, general and administrative expense excludes non-cash compensation of $771,000 and management fees of $1.9 million for the nine months ended September 30, 2001, non-cash compensation of $771,000 and management fees of $2.3 million for the year ended December 31, 2001; and non-cash compensation of $56,000 and management fees of $620,000 for the year ended December 31, 2000. Management fees were paid pursuant to our management services agreement. Effective November 27, 2001, the parties terminated the management services agreement.



                                    Page 26



(4) Adjusted EBITDA margin is calculated by dividing adjusted EBITDA by total revenue.

(5) Adjusted laboratory EBITDA excludes non-cash compensation of $4.3 million for the nine months ended September 30, 2001, and non-cash compensation of $4.3 million and $311,000 for the years ended December 31, 2001 and 2000. Adjusted laboratory EBITDA margin is calculated by dividing adjusted laboratory EBITDA by laboratory revenue.

(6) Adjusted animal hospital EBITDA excludes non-cash compensation of $2.6 million for the nine months ended September 30, 2001, and non-cash compensation of $2.6 million and $188,000 for the years ended December 31, 2001 and 2000. Adjusted animal hospital EBITDA margin is calculated by dividing adjusted animal hospital EBITDA by animal hospital revenue.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

     YOU SHOULD READ THE FOLLOWING DISCUSSION AND ANALYSIS OF OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS TOGETHER WITH OUR CONSOLIDATED FINANCIAL STATEMENTS AND RELATED NOTES INCLUDED ELSEWHERE IN THIS PROSPECTUS. SOME OF THE INFORMATION CONTAINED IN THIS DISCUSSION AND ANALYSIS OR SET FORTH ELSEWHERE IN THIS PROSPECTUS, INCLUDING INFORMATION WITH RESPECT TO OUR PLANS AND STRATEGIES FOR OUR BUSINESS, INCLUDES FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. YOU SHOULD REVIEW THE "RISK FACTORS" SECTION OF THIS PROSPECTUS FOR A DISCUSSION OF IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE RESULTS DESCRIBED IN OR IMPLIED BY THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS PROSPECTUS.

OVERVIEW

     We operate a leading animal health care services company and operate the largest networks of veterinary diagnostic laboratories and free-standing, full-service animal hospitals in the United States. Our network of veterinary diagnostic laboratories provides sophisticated testing and consulting services used by veterinarians in the detection, diagnosis, evaluation, monitoring, treatment and prevention of diseases and other conditions affecting animals. Our animal hospitals offer a full range of general medical and surgical services for companion animals. We treat diseases and injuries, offer pharmaceutical products and perform a variety of pet wellness programs, including routine vaccinations, health examinations, diagnostic testing, spaying, neutering and dental care.

     Our company was formed in 1986 by Robert Antin, Arthur Antin and Neil Tauber, who have served since our inception as our Chief Executive Officer, Chief Operating Officer and Senior Vice President of Development, respectively. During the 1990s, we established a premier position in the veterinary diagnostic laboratory and animal hospital markets through both internal growth and acquisitions. By 1997, we achieved a critical mass, building a laboratory network of 12 laboratories servicing animal hospitals in all 50 states and completing acquisitions for a total of 160 animal hospitals. At September 30, 2002, our laboratory network consisted of 19 laboratories serving all 50 states and our animal hospital network consisted of 225 animal hospitals in 33 states. We primarily focus on generating internal growth to increase revenue and profitability. In order to augment internal growth, we may selectively acquire laboratories and intend to acquire approximately 15 to 25 animal hospitals per year, depending upon the attractiveness of candidates and the strategic fit with our existing operations.

     The following table summarizes our growth in facilities for the periods presented:

                                                     NINE MONTHS ENDED      YEAR ENDED DECEMBER
                                                        SEPTEMBER 30,                31,
                                                     -----------------    --------------------------
                                                      2002      2001      2001      2000      1999
                                                     ------    ------    ------    ------    ------
Laboratories:
    Beginning of period ...........................     16        15        15       13        12
    Acquisitions and new facilities ...............      3        --         1        3         3
    Relocated into laboratories operated by us.....     --        --        --       (1)       (2)
                                                     ------    ------    ------    ------    ------
    End of period .................................     19        15        16       15        13
                                                     ======    ======    ======    ======    ======
Animal hospitals:
    Beginning of period ...........................    214       209       209      194       168
    Acquisitions ..................................     18        18        21       24        39
    Relocated into hospitals operated by us .......     (7)      (10)      (13)      (8)      (11)
    Sold or closed ................................     --        (3)       (3)      (1)       (2)
                                                     ------    ------    ------    ------    ------
    End of period .................................    225       214       214      209       194
                                                     ======    ======    ======    ======    ======

    Owned at end of period ........................    167       161       160      157       149
    Managed at end of period ......................     58        53        54       52        45

     We were a publicly traded company from 1991 until September 2000, when we completed a recapitalization with an entity controlled by Leonard Green & Partners. The recapitalization was completed in a financial market that we believed did not adequately value companies of our size and type because the market's focus and attention was largely on technology and Internet-based companies. The recapitalization was financed by:

     o the contribution of $155.0 million by a group of investors led by Leonard Green & Partners;

     o borrowings of $250.0 million under a $300.0 million senior credit facility;

     o    the issuance of an aggregate of $100.0 million of 15.5% senior notes;
          and

     o the issuance of an aggregate of $20.0 million of 13.5% senior subordinated notes.

     Our subsequent performance and the changing market dynamics supported the determination by our board of directors to re-enter the public sector. On November 27, 2001, we consummated our initial public offering. As a result of this offering and the underwriters' exercise of their over-allotment option, we issued 17,370,000 shares of common stock and received net proceeds of $161.5 million. Concurrent with the consummation of our initial public offering, our wholly owned subsidiary issued $170.0 million of senior subordinated notes. We applied the net proceeds from the offering and the sale of the senior subordinated notes, plus cash on hand, as follows:

     o redeemed all of our outstanding series A and series B redeemable preferred stock for $173.8 million;

     o    repaid $100.0 million of our senior term A and B notes;

     o repaid $59.1 million in principal of our 15.5% senior notes due 2010, at a redemption price of 110%, plus accrued and unpaid interest; and

     o repaid $5.0 million in principal of our 13.5% senior subordinated notes due 2010, at a redemption price of 110%, plus accrued and unpaid interest.

     In subsequent transactions, we

     o repaid our senior term A and senior term B notes with the proceeds acquired from the issuance of senior term C notes, which bear a lower interest rate than the weighted average interest rate for the senior term A and senior term B notes;

     o repaid $15.0 million, the entire remaining principal amount, of our 13.5% senior subordinated notes due 2010, at a redemption price of 110%, plus accrued and unpaid interest; and

     o repaid $30.0 million in principal amount of our 15.5% senior notes due 2010, at a redemption price of 110%, plus accrued and unpaid interest.

BASIS OF REPORTING

GENERAL

     Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. We report our operations in three segments: laboratory, animal hospital and corporate. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expense, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

REVENUE RECOGNITION

     Revenue is recognized only after the following criteria are met:

     o    there exists adequate evidence of the transaction;

     o    delivery of goods has occurred or services have been rendered; and

     o the price is not contingent on future activity and collectibility is reasonably assured.

LABORATORY REVENUE

     A portion of laboratory revenue is intercompany revenue that was generated by providing laboratory services to our animal hospitals. Laboratory internal revenue growth is calculated using laboratory revenue as reported, adjusted to exclude, for those laboratories that we did not own for the entire period presented, an estimate of revenue generated by these newly acquired laboratories subsequent to the date of our purchase. We calculate this estimate of revenue for each newly acquired laboratory using an historical twelve-month revenue figure (in some cases on an annualized basis) provided to us by the seller of the acquired laboratory, which amount is increased by our laboratory revenue growth rate for the prior year. In calculating the laboratory revenue growth rate for the year in which the acquisition occurred, we exclude from the reported laboratory revenue the estimated annual revenue attributable to newly acquired laboratories multiplied by a fraction representing the portion of the year that we owned the related facility. In calculating the laboratory revenue growth rate for the year following the acquisition, we exclude from our reported laboratory revenue the estimated annual revenue attributable to newly acquired laboratories multiplied by a fraction representing the portion of the year that we did not own the facility. To determine our laboratory internal revenue growth rate for the applicable period, we compare our laboratory revenue net of estimated laboratory revenue of newly acquired laboratories, to our laboratory revenue as reported for the prior comparable period. We believe this fairly presents our laboratory internal revenue growth for the periods presented. Our calculation may not be comparable to similarly titled measures by other companies, however, any differences in calculations or errors in estimates used would not have a material effect on our laboratory internal growth rates presented in this prospectus.

     Laboratory revenue is presented net of discounts. Some discounts, such as those given to clients for prompt payment, are applied to clients' accounts in periods subsequent to the period the revenue was recognized. These discounts which are not yet applied to clients' accounts are estimated and deducted from revenue in the period the related revenue was recognized. These estimates are based upon historical experience. Errors in estimates would not have a material effect on our financial statements.

ANIMAL HOSPITAL REVENUE

     Animal hospital revenue is comprised of revenue of the animal hospitals that we own and the management fees of animal hospitals that we manage. Certain states prohibit business corporations from providing or holding themselves out as providers of veterinary medical care. In these states, we enter into arrangements with a veterinary medical group that provides all veterinary medical care, while we manage the administrative functions associated with the operation of the animal hospitals and we own or lease the hospital facility. In return for our services, the veterinary medical group pays us management fees. We do not consolidate the operations of animal hospitals that we manage. However, for purposes of calculating same-facility revenue growth in our animal hospitals, we use the combined revenue of animal hospitals owned and managed for the entire periods presented. Same-facility revenue growth includes revenue generated by customers referred from relocated or combined animal hospitals.

OTHER REVENUE

     Other revenue is comprised of consulting fees from Heinz Pet Products relating to the marketing of its proprietary pet food.

DIRECT COSTS

     Laboratory direct costs are comprised of all costs of laboratory services, including salaries of veterinarians, technicians and other non-administrative, laboratory-based personnel, facilities rent, occupancy costs and supply costs. Animal hospital direct costs are comprised of all costs of services and products at the hospitals, including salaries of veterinarians, technicians and all other hospital-based personnel employed by the hospitals we own, facilities rent, occupancy costs, supply costs, certain marketing and promotional expenses and costs of goods sold associated with the retail sales of pet food and pet supplies. Direct costs do not include salaries of veterinarians, technicians and certain other hospital-based personnel employed by the hospitals we manage. As a result, our direct costs are lower as a percentage of revenue than if we had consolidated the operating results of the animal hospitals we manage into our operating results.

SELLING, GENERAL AND ADMINISTRATIVE

     Our selling, general and administrative expense is divided between our laboratory, animal hospital and corporate segments. Laboratory selling, general and administrative expense consists primarily of sales and administrative personnel and selling, marketing and promotional expense. Animal hospital selling, general and administrative expense consists primarily of field management and administrative personnel, recruiting and certain marketing expenses. Corporate selling, general and administrative expense consists of administrative expense at our headquarters, including the salaries of corporate officers, professional expense, rent and occupancy costs.

EBITDA AND ADJUSTED EBITDA

     EBITDA is operating income before depreciation and amortization. Adjusted EBITDA for the 2001 and 2000 periods represents EBITDA adjusted to exclude non-cash compensation and management fees paid pursuant to our management services agreement with Leonard Green & Partners, which was terminated in November 2001. Adjusted EBITDA for the 2001 periods also excludes agreement termination costs and write-down of assets. Adjusted EBITDA for the 2000 period also excludes recapitalization costs. Adjusted EBITDA for the 1999 period represents EBITDA adjusted to exclude Year 2000 remediation expense and other non-cash operating items. No adjustments were made to the EBITDA calculations for 2002.

     EBITDA and adjusted EBITDA are not measures of financial performance under generally accepted accounting principles, or GAAP. EBITDA should not be considered in isolation or as a substitute for net income, cash flows from operating activities and other income or cash flow statement data prepared in accordance with GAAP, or as a measure of profitability or liquidity. We believe EBITDA is a useful measure of our operating performance as it reflects earnings before the impact of items that may change from period to period for reasons not directly related to our operations, such as depreciation and amortization, interest and taxes and other non-operating or non-recurring items. EBITDA is also an important component of the financial ratios included in our debt covenants and provides us with a measure of our ability to service our debt and meet capital expenditure requirements from our operating results. Our calculation of EBITDA may not be comparable to similarly titled measures reported by other companies.

NON-CASH COMPENSATION

     Certain stock options granted in 2000 qualified as variable stock options. Related to these variable stock options, we recorded non-cash compensation of approximately $7.6 million in the nine months ended September 30, 2001 and the year ended December 31, 2001, and $555,000 in the year ended December 31, 2000. Non-cash compensation is included in laboratory direct costs and in laboratory, animal hospital and corporate selling, general and administrative expense. In August 2001, all of these options were exercised.

SOFTWARE DEVELOPMENT COSTS

     We frequently research, develop and implement new software to be used internally, or enhance our existing internal software. We develop the software using our own employees and/or outside consultants. Most costs associated with the development of new software are expensed as incurred, particularly in the preliminary planning stages and the post-implementation and training stages. Costs related directly to the software design, coding, testing and installation are capitalized. Costs related to upgrades or enhancements of existing systems are capitalized if the modifications result in additional functionality.

CRITICAL ACCOUNTING POLICIES AND SIGNIFICANT ESTIMATES

     Under accounting principles generally accepted in the United States, management is required to make assumptions and estimates that directly impact our consolidated financial statements and related disclosures. Because of the uncertainties inherent in making assumptions and estimates, actual results in future periods may differ significantly from our assumptions and estimates. Management bases its assumptions and estimates on historical experience and on various other factors believed to be reasonable under the circumstances. The following represent what management believes are the critical accounting policies most affected by significant management estimates and judgments.

WORKER'S COMPENSATION EXPENSE

     On October 8, 2001, we entered into a one-year workers' compensation insurance policy with a $250,000 per-occurrence deductible and a stop-loss aggregate deductible of $4.7 million. We have determined that $3.9 million is a reasonable estimate of expected claims losses under this policy and we accrued for these losses over the twelve-month period ended September 30, 2002. In determining this estimate, in conjunction with the insurance carrier, we reviewed our five-year history of total claims losses, ratio of losses to premiums paid, payroll growth and the current risk control environment. We are pre-funding estimated claims losses to the insurance carrier of approximately $2.9 million.

IMPAIRMENT OF GOODWILL

     Goodwill relates to acquisitions and represents the purchase price paid and liabilities assumed in excess of the fair market value of tangible assets acquired. Under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 142, GOODWILL AND OTHER INTANGIBLE ASSETS, we are required to allocate our goodwill to identifiable reporting units, which are then tested for impairment using a two-step process detailed in the statement. The first step requires comparing the fair value of each reporting unit with its carrying amount, including goodwill. If that fair value exceeds the carrying amount, the second step of the process is not necessary and there are no impairment issues. If that fair value does not exceed that carrying amount, companies must perform the second step that requires a hypothetical allocation of the fair value of the reporting unit to the reporting unit's assets and liabilities as if the unit were just purchased by the company at the fair value price. In this hypothetical purchase, the excess of the fair value of the reporting unit over its re-evaluated, marked-to-market net assets would be the new basis for the reporting unit's goodwill and a write-down to this new value would be recognized as an expense.

     We have determined that we have two reporting units, laboratory and animal hospital. We hired independent valuation experts to estimate the fair market value of these reporting units. The independent valuation experts concluded that the estimated value for each reporting unit is greater than the carrying amount of the net assets for those reporting units. Therefore, no impairment issues existed, and the second step of the test was not necessary. We plan to perform a valuation of our reporting units in the fourth quarter of each year or upon significant changes in our business environment.

IMPAIRMENT OF LONG-LIVED ASSETS

     We adopted SFAS No. 144, ACCOUNTING FOR THE IMPAIRMENT OF DISPOSAL OF LONG-LIVED ASSETS on January 1, 2002. Under SFAS No. 144, we will continually evaluate whether events, circumstances or net losses at the entity level have occurred that indicate the remaining estimated useful life of long-lived assets may warrant revision or that the remaining balance of these assets may not be recoverable. When factors indicate that these assets should be evaluated for possible impairment, we will estimate the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the long-lived assets in question. If that estimate is less than the carrying value of the assets under review, we will recognize an impairment loss equal to that difference.

LEGAL SETTLEMENTS

     We are a party to various legal proceedings. Although we cannot determine the ultimate disposition of these proceedings, we can use judgment to reasonably estimate our liability for legal settlement costs that may arise as a result of these proceedings. Based on our prior experience, the nature of the current proceedings, and our insurance policy coverage for such matters, we have accrued $900,000 as of September 30, 2002 for legal settlements as part of other accrued liabilities.

RESULTS OF OPERATIONS

     The following table sets forth components of our statements of operations data expressed as a percentage of revenue for the indicated periods:

                                             NINE MONTHS ENDED
                                               SEPTEMBER 30,         YEAR ENDED DECEMBER 31,
                                          ---------------------   -------------------------------
                                            2002        2001        2001        2000       1999
                                          ---------  ----------   ---------   --------   --------
Revenue:
    Laboratory.........................      34.7 %      33.4 %      33.6 %      33.6 %    32.2 %
    Animal hospital....................      66.9        68.0        67.8        67.8      68.0
    Other..............................       0.4         0.5         0.5         0.3       1.6
    Intercompany.......................      (2.0)       (1.9)       (1.9)       (1.7)     (1.8)
                                           --------    --------     -------     -------   -------
           Total revenue...............     100.0       100.0       100.0       100.0     100.0
Direct costs...........................      67.3        69.9        70.6        71.9      72.5
Selling, general and administrative....       7.7         9.9         9.6         7.6       7.4
Depreciation and amortization..........       2.7         6.3         6.3         5.4       5.1
Agreement termination costs............        --          --         4.4          --        --
Write-down and (gain) loss on sale
    of assets..........................        --         2.9         2.2          --        --
Recapitalization costs.................        --          --          --         9.7        --
Year 2000 remediation expense..........        --          --          --          --       0.9
Reversal of restructuring charges......        --          --          --          --      (0.6)
                                           --------    --------     -------     -------   -------
           Operating income............      22.3        11.0         6.9         5.4      14.7
Net interest expense...................       9.0        10.6        10.7         5.6       2.9
Other expense, net.....................        --         0.1          --         0.5        --
Minority interest......................       0.4         0.3         0.4         0.3       0.3
Provision for income taxes.............       5.4         2.2         0.1         0.6       4.5
Extraordinary loss on early
    extinguishment of debt, net
       of taxes........................       0.6          --         2.5         0.8        --
                                           --------    --------     -------     -------   -------
           Net income (loss)...........       6.9 %      (2.2)%      (6.8)%      (2.4)%     7.0 %
                                           ========    ========     =======     =======   =======

     The following table is a summary of the components of operating income by segment for the nine months ended September 30, 2002 and 2001 and the last three fiscal years (dollars in thousands):

                                                                                        INTER-
                                                        ANIMAL                         COMPANY
NINE MONTHS ENDED SEPTEMBER 30, 2002   LABORATORY      HOSPITAL         CORPORATE     ELIMINATIONS     TOTAL
                                       ----------     ----------       ----------     ------------   -----------
 Revenue.............................  $  116,911     $  225,383        $  1,500       $ (6,902)     $  336,892
 Direct costs........................      65,545        168,106              --         (6,902)        226,749
 Selling, general and
 administrative......................       7,632          7,805          10,456             --          25,893
 Depreciation and amortization.......       2,138          6,166           1,026             --           9,330
 Gain on sale of assets..............          --             --             (80)            --             (80)
                                       ----------     ----------        ---------      ---------      ----------
    Operating income (loss)..........  $   41,596     $   43,306        $ (9,902)      $     --       $  75,000
                                       ==========     ==========        =========      =========      ==========

NINE MONTHS ENDED SEPTEMBER 30, 2001
 Revenue.............................  $  101,855     $  207,665        $  1,500       $ (5,655)      $ 305,365
 Direct costs........................      61,566        157,543              --         (5,655)        213,454
 Selling, general and
 administrative......................       9,305          9,523          11,537             --          30,365
 Depreciation and amortization.......       3,457         10,829           4,835             --          19,121
 Write-down and loss on sale of
 assets..............................          --             --           8,745             --           8,745
                                       ----------     ----------        ---------      ---------      ----------
    Operating income (loss)..........  $   27,527     $   29,770        $(23,617)      $     --       $  33,680
                                       ==========     ==========        =========      =========      ==========

2001
 Revenue.............................  $  134,711     $  272,113        $  2,000       $ (7,462)      $ 401,362
 Direct costs........................      81,996        208,692              --         (7,462)        283,226
 Selling, general and
 administrative......................      11,434         12,323          14,876             --          38,633
 Depreciation and amortization.......       4,657         14,491           6,018             --          25,166
 Agreement termination costs.........         --              --          17,552             --          17,552
 Write-down and gain on sale of
 assets..............................          --             --           9,079             --           9,079
                                       ----------     ----------        ---------      ---------      ----------
    Operating income (loss)..........  $   36,624     $   36,607        $(45,525)      $     --       $  27,706
                                       ==========     ==========        =========      =========      ==========

2000
 Revenue.............................  $  119,300     $  240,624        $    925       $ (6,162)      $ 354,687
 Direct costs........................      72,662        188,390              --         (6,162)        254,890
 Selling, general and
 administrative......................       8,122          9,437           9,887             --          27,446
 Depreciation and amortization.......       4,472         12,167           2,239             --          18,878
 Recapitalization costs..............          --             --          34,268             --          34,268
                                       ----------     ----------        ---------      ---------      ----------
    Operating income (loss)..........  $   34,044     $   30,630        $(45,469)      $     --       $  19,205
                                       ==========     ==========        =========      =========      ==========

1999
 Revenue.............................  $  103,282     $  217,988        $  5,100       $ (5,810)      $ 320,560
 Direct costs........................      64,234        174,069              --         (5,810)        232,493
 Selling, general and
 administrative......................       6,775          6,682          10,165             --          23,622
 Depreciation and amortization.......       4,234         10,472           1,757             --          16,463
 Year 2000 remediation expense.......          --             --           2,839             --           2,839
 Reversal of restructuring charges...          --             --          (1,873)            --          (1,873)
                                       ----------     ----------        ---------      ---------      ----------
    Operating income (loss)..........  $   28,039     $   26,765        $ (7,788)      $     --       $  47,016
                                       ==========     ==========        =========      =========      ==========

NINE MONTHS ENDED SEPTEMBER 30, 2002 AND 2001 (UNAUDITED)

REVENUE

     The following table summarizes our revenue (dollars in thousands):

                                          NINE MONTHS ENDED SEPTEMBER 30,
                                         ---------------------------------
                                           2002          2001     % CHANGE
                                         ---------     ---------  --------
Laboratory...........................    $116,911      $101,855     14.8%
Animal hospital......................     225,383       207,665      8.5%
Other................................       1,500         1,500
Intercompany.........................      (6,902)       (5,655)
                                         ---------     ---------
        Total revenue................    $336,892      $305,365     10.3%
                                         =========     =========

LABORATORY REVENUE

     Laboratory revenue increased $15.1 million, or 14.8% for the nine months ended September 30, 2002 compared to the same prior-year period. The components of same-facility revenue growth were sales volume, which contributed 5.7%, and average price per requisition, which contributed 9.1%. The increase in sales volume and average price per requisition primarily was the result of continued emphasis on selling our pet health and wellness programs and implementation of a price increase for most tests in February 2002.

ANIMAL HOSPITAL REVENUE

     The following table summarizes our animal hospital revenue as reported and the combined revenue of animal hospitals that we owned and managed, had we consolidated the operating results of the animal hospitals we managed into our operating results (dollars in thousands):

                                          NINE MONTHS ENDED SEPTEMBER 30,
                                         ---------------------------------
                                           2002          2001     % CHANGE
                                         ---------     ---------  --------
Animal hospital revenue as reported..    $225,383      $207,665     8.5%
Less: Management fees paid to us
  by veterinary medical groups.......     (33,713)      (28,270)
Add: Revenue of animal hospitals
  managed............................      61,501        52,580
                                         ---------     ---------
Combined revenue of animal
  hospitals owned and managed........    $253,171      $231,975     9.1%
                                         =========     =========

     Animal hospital revenue as reported increased $17.7 million, or 8.5%, for the nine months ended September 30, 2002 compared to the same prior-year period. This increase in animal hospital revenue resulted from the acquisition of animal hospitals and same-facility revenue growth.

     Combined revenue of animal hospitals that we owned and managed increased $21.2 million, or 9.1% for the nine months ended September 30, 2002 compared to the same prior-year period. This increase is primarily the result of same-facility growth of 3.6%, or $7.9 million, and net acquired revenue of $13.3 million. Net acquired revenue is from the change in revenue that results from the hospitals that are acquired, sold or closed on or subsequent to January 1, 2001. Same-facility revenue growth was primarily due to increases in the average amount spent per visit and revenue generated by customers referred from relocated or combined animal hospitals.

     Discussions in medical literature suggest than small animals may not require as many or as frequent vaccinations as is currently accepted practice. Any reduction in the number of visits to our hospitals resulting from less frequent vaccinations will negatively impact our ability to continue to achieve same-facility revenue growth rates consistent with our current levels. In addition, products and supplies that we currently sell are becoming available in other distribution channels that may adversely affect our sales and the number of client visits to our hospitals.

DIRECT COSTS

     The following table summarizes our direct costs and our direct costs as a percentage of applicable revenue (dollars in thousands):

                                   NINE MONTHS ENDED SEPTEMBER 30,
                          ------------------------------------------------
                                2002                 2001
                          -------------------   -----------------
                                       % OF                % OF       %
                              $       REVENUE       $     REVENUE  CHANGE
                          ---------   -------   --------  -------  ------
Laboratory............... $ 65,545     56.1%    $ 61,566   60.4%    6.5%
Animal hospital..........  168,106     74.6%     157,543   75.9%    6.7%
Intercompany.............   (6,902)               (5,655)
                          ---------             ---------
   Total direct costs.... $226,749     67.3%    $213,454   69.9%    6.2%
                          =========             =========

LABORATORY DIRECT COSTS

     Laboratory direct costs increased $4.0 million, or 6.5%, for the nine months ended September 30, 2002 compared to the same prior-year period. Laboratory direct costs as percentages of laboratory revenue was 56.1% and 60.4% for the nine months ended September 30, 2002 and 2001. However, laboratory direct costs for the nine months ended September 30, 2001 includes non-cash compensation of $1.4 million. Excluding non-cash compensation, laboratory direct costs as a percentage of laboratory revenue would have been 59.1% for the nine months ended September 30, 2001. The current year decrease in laboratory direct costs as a percentage of laboratory revenue as compared to the same prior-year period primarily was attributable to additional operating leverage gained on increases in laboratory revenue.

ANIMAL HOSPITAL DIRECT COSTS

     The following table summarizes our animal hospital direct costs as reported and the combined direct costs of animal hospitals owned and managed had we consolidated the operating results of the animal hospitals we managed into our operating results (dollars in thousands):

                                          NINE MONTHS ENDED SEPTEMBER 30,
                                 ----------------------------------------------
                                       2002                 2001
                                 ------------------  ------------------
                                             % OF                % OF      %
                                     $      REVENUE      $      REVENUE  CHANGE
                                 ---------  -------  ---------  -------  ------
Animal hospital direct costs
  as reported................... $ 168,106   74.6%    $157,543    75.9%   6.7%
Add: Direct costs of animal
  hospitals managed.............    61,501              52,580
Less: Management fees charged
  by us to veterinary medical
    groups......................   (33,713)            (28,270)
                                 ----------           ---------
Combined direct costs of
  animal hospitals owned
    and managed................. $ 195,894   77.4%    $181,853    78.4%   7.7%
                                 ==========           =========

     Combined direct costs of animal hospitals owned and managed increased $14.0 million, or 7.7% for the nine months ended September 30, 2002. Combined direct costs of animal hospitals owned and managed as a percentage of animal hospital revenue decreased to 77.4% for the nine months ended September 30, 2002 from 78.4% for the prior year period.

     Animal hospital direct costs as reported increased $10.6 million, or 6.7%, for the nine months ended September 30, 2002 compared to the same prior-year period. Animal hospital direct costs as reported as a percentage of animal hospital revenue decreased to 74.6% for the nine months ended September 30, 2002 from 75.9% for the prior-year period.

     The decrease in animal hospital direct costs as a percentage of animal hospital revenue during this period primarily was attributable to additional operating leverage gained on increases in animal hospital revenue, because most of the costs associated with this business do not increase proportionately with increases in the volume of services rendered.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSE

     The following table summarizes our selling, general and administrative expense ("SG&A") and our expense as a percentage of applicable revenue (dollars in thousands):

                                NINE MONTHS ENDED SEPTEMBER 30,
                            --------------------------------------
                                  2002                 2001
                            ------------------  ------------------
                                       % OF                % OF        %
                                $      REVENUE      $      REVENUE  CHANGE
                            ---------  -------  ---------  -------  ------
Laboratory.................   $7,632    6.5%    $ 9,305      9.1%   (18.0)%
Animal hospital............    7,805    3.5%      9,523      4.6%   (18.0)%
Corporate..................   10,456    3.1%     11,537      3.8%    (9.4)%
                             --------           --------
  Total SG&A...............  $25,893    7.7%    $30,365      9.9%   (14.7)%
                             ========           ========

LABORATORY SG&A

     Laboratory SG&A for the nine months ended September 30, 2002 decreased $1.7 million, or 18.0%, compared to the same prior-year period. However, laboratory SG&A includes non-cash compensation of $2.9 million for the nine months ended September 30, 2001. If non-cash compensation were excluded from the nine months ended September 30, 2001, current period laboratory SG&A would have increased $1.2 million, or 18.6%, compared to the same prior-year period. Prior-year period laboratory SG&A would have been 6.3% of laboratory revenue as compared to 6.5% for the nine months ended September 30, 2002.

     The increase in laboratory SG&A in 2002 as compared to 2001, as adjusted to exclude non-cash compensation, was primarily due to the salaries associated with new sales representatives, an increase in commission payments to sales representatives due to increased sales, additional marketing costs incurred on our pet health and wellness programs, and an increase in legal costs in 2002.

ANIMAL HOSPITAL SG&A

     Animal hospital SG&A for the nine months ended September 30, 2002 decreased $1.7 million, or 18.0%, compared to the same prior-year period. However, animal hospital SG&A includes non-cash compensation of $2.6 million for the nine months ended September 30, 2001. If non-cash compensation were excluded for the nine months ended September 30, 2001, current period animal hospital SG&A would have increased $842,000 or 12.1%, compared to the same prior-year period. Prior-year period animal hospital SG&A would have been 3.4% of animal hospital revenue as compared to 3.5% for the nine months ended September 30, 2002.

     The increase in animal hospital SG&A in 2002 as compared to 2001, as adjusted to exclude non-cash compensation, primarily was due to the salaries associated with the addition of regional medical directors and an increase in legal costs in 2002.

CORPORATE SG&A

     Corporate SG&A for the nine months ended September 30, 2002 decreased $1.1 million or 9.4%, compared to the same prior-year period. However, corporate SG&A for the nine months ended September 30, 2001 includes non-cash compensation of $771,000 and management fees of $1.9 million paid pursuant to our management agreement with Leonard Green & Partners that was terminated in November 2001. If non-cash compensation and management fees were excluded from the nine months ended September 30, 2001, current year corporate SG&A would have increased $1.6 million, or 17.4%, compared to the same prior-year period. Prior-year period corporate SG&A would have been 2.9% as a percentage of total revenue as compared to 3.1% for the nine months ended September 30, 2002.

     The increase in corporate SG&A in 2002 as compared to 2001, as adjusted to exclude non-cash compensation and management fees, was primarily due to the fees associated with increased professional services and insurance costs as a result of becoming a publicly-traded company and accounting fees incurred in connection with changing our external auditors from Arthur Andersen LLP to KPMG LLP.

ADJUSTED EBITDA

     The following table summarizes our adjusted EBITDA and our adjusted EBITDA as a percentage of applicable revenue (dollars in thousands):

                                    NINE MONTHS ENDED SEPTEMBER 30,
                                 --------------------------------------
                                       2002                 2001
                                 ------------------  ------------------
                                             % OF                % OF     %
                                     $      REVENUE      $      REVENUE  CHANGE
                                 ---------  -------  ---------  -------  ------

Laboratory adjusted EBITDA (1).. $ 43,734     37.4 %  $ 35,264   34.6 %   24.0%
Animal hospital adjusted
  EBITDA (2)....................   49,472     22.0 %    43,159   20.8 %   14.6%
Other revenue...................    1,500                1,500
Corporate selling, general
  and administrative (3)........  (10,456)              (8,906)
Gain (loss) on sale of assets...       80                 (125)
                                 ---------            ---------
     Total Adjusted EBITDA...... $ 84,330     25.0 %  $ 70,892   23.2 %   19.0%
                                 =========            =========

     (1) For the nine months ended September 30, 2001, laboratory EBITDA was adjusted to exclude non-cash compensation of $4.3 million. No adjustments were made in 2002.

     (2) For the nine months ended September 30, 2001, animal hospital EBITDA was adjusted to exclude non-cash compensation of $2.6 million. No adjustments were made in 2002.

     (3) For the nine months ended September 30, 2001, corporate selling, general and administrative expense was adjusted to exclude non-cash compensation of $771,000 and management fees of $1.9 million. No adjustments were made in 2002.

DEPRECIATION AND AMORTIZATION

     Depreciation and amortization expense decreased $9.8 million, or 51.2%, for the nine months ended September 30, 2002, compared to the same prior-year period.

     The decrease is primarily related to our implementation of SFAS No. 142, the result of which was that we no longer amortized goodwill as of January 1, 2002. For a detailed discussion of SFAS No. 142, see "New Accounting Pronouncements." For the nine months ended September 30, 2001 we had $6.9 million of goodwill amortization expense. Additionally, in November 2001, we terminated non-competition agreements with members of senior management. For the nine months ended September 30, 2001, we had expense related to the amortization of non-competition agreements of $3.9 million.

NET INTEREST EXPENSE

     Net interest expense decreased $1.9 million, or 5.7%, to $30.5 million for the nine months ended September 30, 2002 from $32.4 million for the nine months ended September 30, 2001.

     The decrease in net interest expense primarily was due to the effect of decreasing interest rates on our variable-rate obligations, and the refinancing of a portion of our higher-yield, fixed-rate debt with lower-yield, fixed-rate debt.

OTHER (INCOME) EXPENSE

     Other (income) expense consisted of non-cash gains or losses on a hedging instrument resulting from changes in the time value of our collar agreement.

PROVISION FOR INCOME TAXES

     Our effective income tax rate for each period can vary from the statutory rate primarily due to the non-deductibility for income tax purposes of certain items. In 2001, our effective income tax rate varied from the statutory rate primarily due to the non-deductibility of the amortization of a portion of goodwill, the recognition of non-cash compensation and the write-down of zero-tax-basis assets. In 2002, our effective income tax rate is comparable to the statutory rate.

MINORITY INTEREST IN INCOME OF SUBSIDIARIES

     Minority interest in income of subsidiaries represents our partners' proportionate share of net income generated by our subsidiaries that we do not wholly own. The increase in minority interest for the nine months ended September 30, 2002 was the result of a change in the aggregate proportionate ownership percentages of the subsidiaries, primarily due to an increase in the number of partnerships.

INCREASE IN CARRYING AMOUNT OF REDEEMABLE PREFERRED STOCK

     The holders of our series A redeemable preferred stock and our series B redeemable preferred stock were entitled to receive dividends at a rate of 14% and 12%, respectively. The dividends not paid in cash compounded quarterly. The dividends earned during the nine months ended September 30, 2001 were added to the liquidation preference of the preferred stock. In November 2001, we redeemed all of the outstanding series A and series B redeemable preferred stock using proceeds from our initial public offering together with cash on hand.

EXTRAORDINARY LOSS ON EARLY EXTINGUISHMENT OF DEBT

     On August 29, 2002 we refinanced our senior credit facility by borrowing $143.1 million in senior term C notes and used these proceeds to pay the entire outstanding principal amount on the senior term A and B notes. In conjunction with that transaction, we wrote off $3.4 million in deferred financing costs as an extraordinary loss on early extinguishment of debt that provided a related tax benefit of $1.4 million.

YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

REVENUE

     The following table summarizes our revenue for the years ended December 31, 2001, 2000 and 1999 (dollars in thousands):

                                                                          % CHANGE
                                                                       ---------------
                                   2001         2000         1999       2001     2000
                                 ----------  ----------   ----------   ------    -----
Laboratory.....................  $ 134,711   $ 119,300    $ 103,282     12.9%    15.5%
Animal hospital................    272,113     240,624      217,988     13.1%    10.4%
Other..........................      2,000         925        5,100
Intercompany...................     (7,462)     (6,162)      (5,810)
                                 ----------  ----------   ----------
          Total revenue........  $ 401,362   $ 354,687    $ 320,560     13.2%    10.6%
                                 ==========  ==========   ==========

LABORATORY REVENUE

     Laboratory revenue increased $15.4 million, or 12.9%, for the year ended December 31, 2001, compared to the year ended December 31, 2000, which increased $16.0 million, or 15.5%, compared to the year ended December 31, 1999. The increase in laboratory revenue for the year ended December 31, 2001, compared to the comparable prior period primarily was due to internal growth of 12.5%. This internal laboratory revenue growth resulted from the increase in the overall number of tests and requisitions and an increase in the average revenue per requisition. These increases were primarily the result of the continued emphasis on selling our pet health and wellness programs and the implementation of a price increase for most tests in February 2001. The increase in laboratory revenue for the year ended December 31, 2000, compared to the comparable prior period primarily was due to internal growth of 12.6%. This internal laboratory revenue growth also resulted from an increase in the overall number of tests and requisitions and an increase in the average revenue per requisition. These increases primarily were due to the development and sale of new programs, the implementation of a price increase for most tests in February 2000 and the continued growth of our Test Express business.

ANIMAL HOSPITAL REVENUE

     The following table summarizes our animal hospital revenue as reported and the combined revenue of animal hospitals that we owned and managed had we consolidated the operating results of the animal hospitals we manage into our operating results for the years ended December 31, 2001, 2000 and 1999 (dollars in thousands):

                                                                          % CHANGE
                                                                       ---------------
                                   2001         2000         1999       2001     2000
                                 ----------  ----------   ----------   ------    -----
Animal hospital revenue as
  reported......................  $272,113     $240,624    $217,988     13.1%   10.4%
Less: Management fees paid to
  us by veterinary medical
    groups......................   (37,770)     (31,133)    (30,202)
Add: Revenue of animal
  hospitals managed.............    71,591       60,380      42,829
                                  ---------    ---------   ---------
Combined revenue of animal
  hospitals owned
    and managed.................  $305,934     $269,871    $230,615     13.4%   17.0%
                                  =========    =========   ========

     Animal hospital revenue increased $31.5 million, or 13.1%, for the year ended December 31, 2001, compared to the year ended December 31, 2000, which increased $22.6 million, or 10.4%, compared to the year ended December 31, 1999. The increase in animal hospital revenue for the year ended December 31, 2001, as compared to the comparable prior period resulted primarily from the acquisition of 21 animal hospitals that we owned, managed or relocated into other hospitals owned by us subsequent to December 31, 2000. Similarly, the increase for the year ended December 31, 2000, as compared to the comparable prior period resulted primarily from the acquisition of 24 animal hospitals that we owned, managed or relocated into other hospitals owned by us subsequent to December 31, 1999. The increase in animal hospital revenue for the year ended December 31, 2001 also was due to same-facility revenue growth of 5.0%, and the increase in animal hospital revenue for the year ended December 31, 2000 also was due to same-facility revenue growth of 7.0%. Same-facility revenue growth in both years primarily was due to increases in the average amount spent per visit and revenue generated by clients referred from our relocated animal hospitals.

OTHER REVENUE

     Other revenue increased $1.1 million for the year ended December 31, 2001 compared to the year ended December 31, 2000, which decreased $4.2 million compared to the year ended December 31, 1999. Our consulting agreement with Heinz Pet Products expired February 1, 2000. Under this agreement we had received monthly consulting fees of $425,000 from February 1997 through January 2000. We entered into a new agreement with Heinz Pet Products effective October 1, 2000 that provides for monthly consulting fees of approximately $167,000 over a term of 24 months ending September 2002. Consequently, for the year ended December 31, 2001, other revenue includes consulting fees for the entire year as compared to an aggregate of four months for the year ended December 31, 2000 and for the year ended December 31, 1999.

DIRECT COSTS

     The following table summarizes our direct costs and our direct costs as a percentage of applicable revenue for the years ended December 31, 2001, 2000 and 1999 (dollars in thousands):

                                2001                2000                1999             % CHANGE
                          ------------------  ------------------  ------------------  --------------
                                      % OF                % OF                 % OF
                              $      REVENUE      $      REVENUE      $      REVENUE   2001    2000
                          ---------  -------  ---------  -------  ---------  -------  ------  ------
Laboratory..............  $ 81,996    60.9%   $ 72,662    60.9%   $ 64,234     62.2%   12.8%   13.1%
Animal hospital.........   208,692    76.7%    188,390    78.3%    174,069     79.9%   10.8%    8.2%
Other...................      --                  --                  --
Intercompany............    (7,462)             (6,162)             (5,810)            21.1%    6.1%
                          ---------           ---------           ---------
   Total direct costs...  $283,226    70.6%   $254,890    71.9%   $232,493     72.5%   11.1%    9.6%
                          =========           =========           =========

LABORATORY DIRECT COSTS

     Laboratory direct costs increased $9.3 million, or 12.8%, for the year ended December 31, 2001 compared to the year ended December 31, 2000, which increased $8.4 million, or 13.1%, compared to the year ended December 31, 1999. Laboratory direct costs as a percentage of laboratory revenue was 60.9% for each of the years ended December 31, 2001 and 2000, which decreased from 62.2% for the year ended December 31, 1999. Laboratory direct costs include non-cash compensation of $1.4 million and $103,000 for the years ended December 31, 2001 and 2000. Laboratory direct costs excluding non-cash compensation as a percentage of laboratory revenue decreased to 59.8% for the year ended December 31, 2001 and from 60.8% for the year ended December 31, 2000. The decreases in laboratory direct costs as a percentage of laboratory revenue during these periods primarily were attributable to increases in laboratory revenue combined with operating leverage associated with our laboratory business.

ANIMAL HOSPITAL DIRECT COSTS

     The following table summarizes our animal hospital direct costs as reported and the combined direct costs of animal hospitals that we owned and managed had we consolidated the operating results of the animal hospitals we manage into our operating results for the years ended December 31, 2001, 2000 and 1999 (dollars in thousands):

                                          2001                2000                1999             % CHANGE
                                   ------------------  ------------------  ------------------  --------------
                                               % OF                % OF                 % OF
                                       $      REVENUE      $      REVENUE      $      REVENUE   2001    2000
                                   ---------  -------  ---------  -------  ---------  -------  ------  ------
Animal hospital direct
  costs as reported............    $208,692    76.7%   $188,390     78.3%  $174,069    79.9%    10.8%   8.2%
Add: Direct costs of animal
  hospitals managed............      71,591              60,380              42,829
Less: Management fees charged
  by us to veterinary medical
  groups.......................     (37,770)            (31,133)            (30,202)
                                   ---------           ---------           ---------
Combined direct costs of
  animal hospitals owned
  and managed..................    $242,513    79.3%   $217,637     80.6%  $186,696    81.0%    11.4%  16.6%
                                   =========           =========           =========

     Animal hospital direct costs increased $20.3 million, or 10.8%, for the year ended December 31, 2001 compared to the year ended December 31, 2000, which increased $14.3 million, or 8.2%, compared to the year ended December 31, 1999. Animal hospital direct costs as a percentage of animal hospital revenue decreased to 76.7% for the year ended December 31, 2001 from 78.3% for the year ended December 31, 2000, which decreased from 79.9% for the year ended December 31, 1999. The decreases in animal hospital direct costs as a percentage of animal hospital revenue during these periods primarily were attributable to the increase in revenue combined with the operating leverage associated with the animal hospital business, as most of the costs associated with this business do not increase proportionately with increases in the volume of services rendered. The decrease in animal hospital direct costs as a percentage of animal hospital revenue for the year ended December 31, 2000 as compared to 1999 was also attributable to a reduction in some of our obligations to the animal hospitals we manage which reduced our costs, together with a corresponding reduction in our management fees.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSE

     The following table summarizes our selling, general and administrative expense and expense ("SG&A") as a percentage of applicable revenue for the years ended December 31, 2001, 2000 and 1999 (dollars in thousands):

                                          2001                2000                1999             % CHANGE
                                   ------------------  ------------------  ------------------  --------------
                                               % OF                % OF                 % OF
                                       $      REVENUE      $      REVENUE      $      REVENUE   2001    2000
                                   ---------  -------  ---------  -------  ---------  -------  ------  ------
Laboratory.......................  $ 11,434     8.5%   $  8,122     6.8%   $  6,775     6.6%    40.8%   19.9%
Animal hospital..................    12,323     4.5%      9,437     3.9%      6,682     3.1%    30.6%   41.2%
Corporate........................    14,876     3.7%      9,887     2.8%     10,165     3.2%    50.5%   (2.7)%
                                   ---------           ---------           ---------
   Total selling, general
     and administrative..........  $ 38,633     9.6%   $ 27,446     7.7%   $ 23,622     7.4%    40.8%   16.2%
                                   =========           =========           =========

LABORATORY SG&A

     Laboratory SG&A for the year ended December 31, 2001 increased $3.3 million, or 40.8%, compared to the year ended December 31, 2000, which increased $1.3 million, or 19.9%, compared to the year ended December 31, 1999. The increase in laboratory SG&A for the year ended December 31, 2001 compared to the comparable prior period primarily was due to $2.9 million of non-cash compensation, as well as an increase in commission payments to sales representatives, which was caused by an increase in sales. Excluding non-cash compensation, laboratory SG&A as a percentage of laboratory revenue was 6.4% and 6.6% in 2001 and 2000. The increase in laboratory SG&A for the year ended December 31, 2000 compared to the comparable prior period primarily was due to an increase in commission payments to sales representatives, which was caused by an increase in sales, and salaries attributable to new sales representatives.

ANIMAL HOSPITAL SG&A

     Animal hospital SG&A for the year ended December 31, 2001 increased $2.9 million, or 30.6% compared to the year ended December 31, 2000, which increased $2.8 million, or 41.2%, compared to the year ended December 31, 1999. The increase in animal hospital SG&A for the year ended December 31, 2001 compared to the comparable prior period primarily was due to $2.6 million of non-cash compensation. Excluding the non-cash compensation, animal hospital SG&A as a percentage of revenue was 3.6% and 3.8% in 2001 and 2000. The increase in animal hospital SG&A for the year ended December 31, 2000 primarily was attributable to salaries associated with new personnel hired in connection with the expansion of our management and administrative infrastructure to support the additional number of animal hospitals we owned and managed.

CORPORATE SG&A

     Corporate SG&A for the year ended December 31, 2001 increased $5.0 million, or 50.5%, compared to the year ended December 31, 2000. The increase was primarily due to a $1.7 million increase in management fees paid, a $717,000 increase in corporate bonuses, an $845,000 increase in legal expense, a $716,000 increase in non-cash compensation and approximately $400,000 of salary increases at corporate.

     Corporate SG&A for the year ended December 31, 2000 decreased $278,000, or 2.7% compared to the year ended December 31, 1999. This decrease was due to efficiencies realized in our information systems, accounting and finance departments that resulted from our systems upgrade.

     Excluding non-cash compensation and management fees, corporate SG&A as a percentage of revenue was 2.9% and 2.6% in 2001 and 2000.

ADJUSTED EBITDA

     The following table summarizes our adjusted EBITDA and our adjusted EBITDA as a percentage of applicable revenue for the years ended December 31, 2001, 2000 and 1999 (dollars in thousands):

                                          2001                2000                1999             % CHANGE
                                   ------------------  ------------------  ------------------  --------------
                                               % OF                % OF                 % OF
                                       $      REVENUE      $      REVENUE      $      REVENUE   2001    2000
                                   ---------  -------  ---------  -------  ---------  -------  ------  ------
Laboratory adjusted EBITDA (1).... $ 45,561    33.8%    $38,827    32.5%    $32,273    31.2%   17.3%    20.3%
Animal hospital adjusted
  EBITDA (2)......................   53,658    19.7%     42,985    17.9%     37,237    17.1%   24.8%    15.4%
Other revenue ....................    2,000                 925               5,100
Corporate selling, general and
  administrative (3)..............  (11,832)             (9,211)            (10,165)
Gain on sale of assets............      118                  --                  --
                                   ---------            --------            --------
     Total adjusted EBITDA..... .. $ 89,505    22.3%    $73,526    20.7%    $64,445    20.1%   21.7%    14.1%
                                   =========            ========            ========

(1) Laboratory EBITDA was adjusted to exclude non-cash compensation of $4.3 million and $311,000 for the years ended December 31, 2001 and 2000, respectively.

(2) Animal hospital EBITDA was adjusted to exclude non-cash compensation of $2.6 million and $188,000 for the years ended December 31, 2001 and 2000, respectively.

(3) Corporate selling, general and administrative expense was adjusted to exclude non-cash compensation of $771,000 and management fees of $2.3 million for the year ended December 31, 2001; and non-cash compensation of $56,000 and management fees of $620,000 for the year ended December 31, 2000.

DEPRECIATION AND AMORTIZATION

     Depreciation and amortization expense increased $6.3 million, or 33.3%, for the year ended December 31, 2001 compared to the year ended December 31, 2000, which increased $2.4 million, or 14.7%, compared to the year ended December 31, 1999. The increases in depreciation and amortization expense primarily were due to the amortization over a three-year period of $15.6 million paid to our executives pursuant to non-competition agreements entered into in September 2000, the purchase of property and equipment and the acquisition of animal hospitals.

     As a result of the implementation of SFAS No. 142, we will no longer amortize goodwill in 2002. For a detailed discussion of SFAS No. 142, see "New Accounting Pronouncements." This change, in conjunction with the termination of our non-competition agreements with members of senior management, will have the impact of lowering amortization expense in 2002 by approximately $14.4 million.

RECAPITALIZATION COSTS

     We incurred $34.3 million of recapitalization costs for the year ended December 31, 2000 pertaining to our recapitalization in September 2000. These costs consisted of $24.1 million associated with the buy-out of stock options held by employees, $1.2 million paid to our employees for services rendered in connection with our recapitalization, $7.6 million of professional fees and $1.4 million of other expense. We do not expect any similar charges in 2002 or subsequent years.

AGREEMENT TERMINATION COSTS

     During the year ended December 31, 2001, we terminated non-competition agreements with four members of senior management and recorded a non-cash charge of $9.6 million. In addition, we paid $8.0 million to terminate our management services agreement with Leonard Green & Partners. We do not expect any similar charges in 2002 or subsequent years.

OTHER NON-CASH OPERATING ITEMS

     Other non-cash operating items consisted of $9.1 million write-down and loss on sale of assets for the year ended December 31, 2001. The write-down of assets primarily was attributable to the relocation of five of our animal hospitals into existing animal hospitals we operated, the determination that goodwill was impaired at one of our existing animal hospitals and the write-down of real property available for sale to fair market value. Other non-cash operating items consisted of $1.9 million reversal of restructuring charges pertaining to our 1996 and 1997 restructuring plans for the year ended December 31, 1999.

NET INTEREST EXPENSE

     Net interest expense increased $23.0 million, or 115.8% to $42.9 million for the year ended December 31, 2001 from $19.9 million for the year ended December 31, 2000, which represents an increase of $10.5 million, or 110.5%, from $9.4 million for the year ended December 31, 1999. The increase in net interest expense in 2001 and 2000 primarily was due to debt we incurred in connection with the recapitalization in September 2000.

OTHER EXPENSE, NET

     Other expense was $168,000 for the year ended December 31, 2001, consisting of a non-cash loss on a hedging instrument pertaining to the changes in the time value of our collar agreement. Other expense was $1.8 million for the year ended December 31, 2000, consisting of a $3.2 million gain on sale of our investment in Veterinary Pet Insurance, Inc. and a $5.0 million loss resulting from the write-down of our investment in Zoasis.com, Inc.

PROVISION FOR INCOME TAXES

     Provision for income taxes was $445,000, $2.2 million and $14.4 million for the years ended December 31, 2001, 2000 and 1999. Our effective income tax rate for each year varies from the statutory rate primarily due to the non-deductibility for income tax purposes of the amortization of a portion of goodwill. In 2001, our effective income tax rate also was impacted by the write-down of zero tax basis assets and non-cash compensation.

MINORITY INTEREST

     Minority interest in income of the consolidated subsidiaries was $1.4 million, $1.1 million and $850,000 for the years ended December 31, 2001, 2000 and 1999, respectively. Minority interest in income represents our partners' proportionate share of net income generated by our subsidiaries that we do not wholly own.

INCREASE IN CARRYING AMOUNT OF REDEEMABLE PREFERRED STOCK

     The holders of our series A redeemable preferred stock and our series B redeemable preferred stock were entitled to receive dividends at a rate of 14% and 12%, respectively. The dividends not paid in cash compounded quarterly. The dividends earned during 2001 and 2000 were added to the liquidation preference of the preferred stock. In November 2001, we redeemed all of the outstanding series A and series B redeemable preferred stock.

LIQUIDITY AND CAPITAL RESOURCES

     Our cash and cash equivalents increased to $32.4 million at September 30, 2002, from $7.1 million at December 31, 2001. The increase is primarily from $60.8 million provided by operating activities offset by $29.7 million used in investing activities and $5.9 million used in financing activities. Cash and cash equivalents decreased to $7.1 million at December 31, 2001 from $10.5 million at December 31, 2000. The decrease primarily resulted from $57.1 million provided by operating activities offset by $36.2 million used in investing activities and $24.3 million used in financing activities. Cash and cash equivalents decreased to $10.5 million at December 31, 2000 from $10.6 million at December 31, 1999. The decrease primarily resulted from $60.1 million provided by operating activities offset by $47.7 million used in investing activities and $12.5 million used in financing activities.

     Net cash provided by operations for the nine months ended September 30, 2002 and 2001 was $60.8 million and $49.3 million, and for the years ended December 31, 2001, 2000 and 1999 was $57.1 million, $60.1 million and $38.5 million. The increases during the nine months ended September 30, 2002 and the year ended December 31, 2000 were primarily attributable to increases in revenue and operating margins. The decrease during the year ended December 31, 2001 was primarily attributable to approximately $4.8 million used in working capital activities.

     Net cash used in investing activities for the nine months ended September 30, 2002 and 2001 was $29.7 million and $30.3 million, and for the years ended December 31, 2001, 2000 and 1999 was $36.2 million, $47.7 million and $13.7 million. In the nine months ended September 30, 2002 and 2001, and in the years ended December 31, 2001, 2000 and 1999, we used cash of $13.4 million, $9.9 million, $13.5 million, $22.6 million and $21.8 million for property and equipment additions. In these same periods, we used $15.1 million to acquire 18 animal hospitals, $18.1 million to acquire 18 animal hospitals, $20.9 million to acquire 21 animal hospitals, $16.5 million to acquire 24 animal hospitals and one laboratory and $15.2 million to acquire 39 animal hospitals and two laboratories. Also in these same periods, we used $2.7 million, $2.5 million, $3.4 million, $1.7 million and $0.9 million for contractual obligations related to prior year acquisitions. In the nine months ended September 30, 2002, we did not purchase any real estate in connection with our acquisitions and in the nine months ended September 30, 2001, and the years ended December 31, 2001, 2000 and 1999, we used $675,000, $675,000, $1.8 million and $4.2 million to purchase real estate in connection with our acquisitions. During the year ended December 31, 2000, we made payments in the aggregate amount of $15.6 million to four of our executives in connection with the recapitalization transaction.

     Net cash of $5.9 million used in financing activities during the nine months ended September 30, 2002 is primarily the result of regularly-scheduled debt payments of $2.9 million and payments related to accrued financing costs of $3.4 million. In addition, we borrowed approximately $143.1 million in senior term C notes, and used the proceeds to repay all of our outstanding senior term A and B notes of $143.1 million.

     Net cash of $5.9 million used in financing activities during the nine months ended September 30, 2001 is primarily the result of regularly-scheduled debt payments of $3.7 million and payments related to accrued financing costs of $2.1 million.

     Net cash of $24.3 million used in financing activities for the year ended December 31, 2001 primarily was related to our initial public offering on November 27, 2001. As a result of the initial public offering and the underwriters' exercise of their over-allotment option, we issued 17,370,000 shares of common stock and received net proceeds of approximately $161.5 million. Concurrent with our initial public offering, one of our wholly owned subsidiaries issued $170.0 million of 9.875% senior subordinated notes. We applied the net proceeds from our initial public offering and our wholly owned subsidiary's concurrent note offering, plus cash on hand, as follows:

     o redeemed all of our outstanding series A and series B redeemable preferred stock for $173.8 million;

     o    repaid $100.0 million of our senior term A and B notes;

     o repaid $59.1 million in principal of our 15.5% senior notes due 2010, at a redemption price of 110%, plus accrued and unpaid interest;

     o repaid $5.0 million in principal of our wholly owned subsidiary's 13.5% senior subordinated notes due 2010, at a redemption price of 110%, plus accrued and unpaid interest; and

     o made deferred financing payments in the amount of approximately $4.4 million.

     Net cash of $12.5 million used in financing activities for the year ended December 31, 2000 primarily was related to our recapitalization transaction on September 30, 2000. We received $149.2 million from the issuance of preferred stock, $14.4 million from the issuance of common stock, $1.1 million from the issuance of stock warrants and $356.7 million from the issuance of long-term debt. We primarily applied the net proceeds from our recapitalization transaction as follows:

     o    repaid long-term obligations in the amount of $172.9 million;

     o    repurchased common stock in the amount of $314.5 million;

     o made deferred financing and recapitalization payments in the amount of approximately $44.1 million; and

     o made non-competition payments in the aggregate amount of $15.6 million to four of our executive officers including: Robert L. Antin, our Chief Executive Officer, President and founder; Arthur J. Antin, our Chief Operating Officer, Senior Vice President and founder; Neil Tauber, our Senior Vice President of Development and founder; and Tomas W. Fuller, our Chief Financial Officer. These payments are included in investing activities.

     For the year ended December 31, 1999, cash used in financing activities was $23.1 million, primarily for the repayment of long term debt.

FUTURE CASH REQUIREMENTS

     We expect to fund our liquidity needs primarily from operating cash flows, cash on hand and, if needed, borrowings under our $50.0 million revolving credit facility, $7.5 million of which is outstanding as of December 31, 2002. We believe these sources of funds will be sufficient to continue our operations and planned capital expenditures and satisfy our scheduled principal and interest payments under debt and capital lease obligations for at least the next 12 months. However, a significant portion of our cash requirements will be determined by the pace and size of our acquisitions.

     In the fourth quarter of 2002, we used $4.9 million of cash for capital expenditures for land, buildings and equipment. Also in the fourth quarter of 2002, we used $7.4 million of cash for the acquisition of seven animal hospitals and $2.4 million of cash for the acquisition of one laboratory. Estimated future uses of cash for 2003 include capital expenditures for land, buildings and equipment of approximately $18.0 million. In addition, we intend to use available liquidity to continue our growth through the selective acquisition of animal hospitals, primarily for cash. We continue to examine acquisition opportunities in the laboratory field, which may impose additional cash requirements. Our acquisition program contemplates the acquisition of 15 to 25 animal hospitals per year and a planned cash commitment of up to $30.0 million. However, we may purchase either fewer or greater number of facilities depending upon opportunities that present themselves and our cash requirements may change accordingly. In addition, although we intend primarily to use cash in our acquisitions, we may use debt or stock to the extent we deem it appropriate.

     In October 2002, we used $25.2 million of cash on hand and incurred additional borrowings of $25.0 million under our senior credit facility to voluntarily repay the entire outstanding principal amount on our 13.5% senior subordinated notes and $30.0 million principal amount of our 15.5% senior notes, plus accrued and unpaid interest and prepayment premiums. See "Description of Certain Indebtedness" for additional information.

DESCRIPTION OF INDEBTEDNESS

SENIOR CREDIT FACILITY

     In September 2000, we entered into a senior credit facility for $300.0 million of senior secured credit facilities, which included a $50.0 million revolving credit facility as well as senior term A and B notes. On August 29, 2002, we amended our senior credit facility to refinance our existing senior term A and senior term B notes with an equal principal amount of senior term C notes, which bear a lower interest rate than the weighted average interest rate for the senior term A and B notes. In conjunction with the transaction we wrote off $3.4 million in deferred financing costs as extraordinary loss on early extinguishment of debt, which provided a related tax benefit of $1.4 million.

     Borrowings under our senior credit facility bear interest, at our option, on either the base rate, which is the higher of the administrative agent's prime rate or the Federal funds rate plus 0.5%, or the adjusted eurodollar rate, which is the rate per annum obtained by dividing (1) the rate of interest offered to the administrative agent on the London interbank market by (2) a percentage equal to 100% minus the stated maximum rate of all reserve requirements applicable to any member bank of the Federal Reserve System in respect of "eurocurrency liabilities." The base rate margins for the revolving credit facility range from 1.00% to 2.25% per annum and the margin for the senior term C notes is 2.00%. The eurodollar rate margins for the revolving credit facility range from 2.00% to 3.25% per annum and the margin for the senior term C notes is 3.00%.

     As of September 30, 2002, we had $142.7 million principal amount outstanding under our senior term C notes and we had not utilized our revolving credit facility. In December 2002, we borrowed $7.5 million under our revolving credit facility. The senior term C notes mature in September 2008 and the revolving credit facility matures in September 2006.

     Our senior credit facility contains certain financial covenants pertaining to interest coverage, fixed charge coverage and leverage ratios. In addition, our senior credit facility has restrictions pertaining to capital expenditures, acquisitions and the payment of dividends on all classes of stock. We currently believe the most restrictive covenant is the fixed-charge coverage ratio, which is calculated on a last twelve-month basis by dividing pro forma adjusted EBITDA by fixed charges. Fixed charges are defined as cash interest expense, scheduled principal payments on debt obligations, capital expenditures, management fees paid and provision for income taxes. At September 30, 2002, we had a fixed charge coverage ratio of 1.50 to 1.00. Our senior credit facility requires a fixed-charge coverage ratio of no less than 1.10 to 1.00.

13.5% AND 9.875% SENIOR SUBORDINATED NOTES

     In September 2000, we issued $20.0 million principal amount of 13.5% senior subordinated notes due on September 20, 2010. As of September 30, 2002, the outstanding principal balance of our 13.5% senior subordinated notes was $15.0 million. On October 24, 2002 we repaid the entire outstanding principal amount of these notes. See "October 2002 Debt Prepayment" below.

     In November 2001, Vicar, our wholly owned subsidiary, issued $170.0 million principal amount of 9.875% senior subordinated notes due December 1, 2009, which were exchanged on June 13, 2002 for substantially similar securities that are registered under the Securities Act. Interest on these senior subordinated notes is 9.875% per annum, payable semi-annually in arrears in cash. As of September 30, 2002, the outstanding principal balance of our 9.875% senior subordinated notes was $170.0 million. We and each existing and future domestic wholly owned restricted subsidiary of Vicar have jointly and severally, fully and unconditionally guaranteed these notes. These guarantees are unsecured and subordinated in right of payment to all existing and future indebtedness outstanding under the credit and guaranty agreement and any other indebtedness permitted to be incurred by Vicar under the terms of the indenture agreement for these notes.

15.5% SENIOR NOTES

     In September 2000, we issued $100.0 million principal amount of 15.5% senior notes due September 20, 2010. Interest on our 15.5% senior notes is 15.5% per annum, payable semi-annually in arrears in cash or by issuance of additional senior notes. We have issued $25.9 million in additional 15.5% senior notes to pay interest since the issue date. As of September 30, 2002, the outstanding principal balance of our 15.5% senior notes was $66.7 million. On October 24, 2002 we repaid $30.0 million principal amount on our 15.5% senior notes, plus accrued and unpaid interest and prepayment premiums. See "October 2002 Debt Prepayment" below. Upon the consummation of this offering, we intend to repay the entire outstanding principal amount of these notes at a redemption price of 110% of the principal amount, for an aggregate of $40.4 million, plus accrued and unpaid interest.

OTHER DEBT

     We have secured seller notes, unsecured debt and capital leases which total $1.7 million at September 30, 2002.

OCTOBER 2002 DEBT PREPAYMENT

     On October 24, 2002 we repaid the entire outstanding principal amount of our 13.5% senior subordinated notes and $30.0 million principal amount of our 15.5% senior notes, plus accrued and unpaid interest and prepayment premiums. We repaid these notes with funds from an additional $25.0 million of senior term C notes issued under our senior credit facility and $25.2 million of cash on hand. For the next twelve months, this net reduction in debt and the lower effective interest rate will result in an estimated net annual pre-tax savings of approximately $5.0 million in interest expense calculated assuming a 5.0% rate on our variable senior term C notes and an opportunity cost of 1.5% for the cash used.

     In connection with this repayment we expect to incur approximately $9.6 million of costs, including $4.8 million in prepayment premium and transaction costs, and $4.8 million in non-cash costs pertaining to the write-off of unamortized discount and deferred financing costs associated with the debt retired. These charges will be recognized during the fourth quarter of 2002 as an extraordinary loss in the amount of approximately $5.5 million, net of income tax benefit.

FUTURE CASH OBLIGATIONS FOR LONG-TERM DEBT, INTEREST AND OPERATING LEASES

     The following table sets forth our scheduled principal, interest and other contractual annual cash obligations due by us for each of the years ending December 31, adjusted to reflect the impact of the no-fee swap agreement with Wells Fargo, which became effective November 29, 2002, the additional senior term C notes borrowed and the voluntary repayment of all of our 13.5% senior subordinated notes and a portion of our 15.5% senior notes, which occurred in October 2002 (dollars in thousands):


                        TOTAL (1)     2002         2003        2004      2005 (1)    2006 (1)  THEREAFTER(1)
                        ---------   --------     ---------   --------    --------    --------  -------------
Long-term debt........  $ 378,538   $  3,541     $  1,894    $  1,860    $ 4,044     $21,487      $345,712
Fixed interest........    174,720     20,694       19,333      19,134     21,328      22,448        71,783
Variable interest.....     55,020      7,714        6,966       7,698     10,614      11,313        10,715
Collar agreement......      2,340      2,340          --          --         --          --            --
PIK interest..........     16,610       --            --          --      16,610         --            --
Capital lease
  obligations.........         79         79          --          --         --          --            --
Operating leases......    192,612     12,247       12,530      12,575     12,285      12,165       130,810
Other long-term
  obligations.........      2,424      2,424          --          --         --          --            --
                        ---------   --------     ---------   --------    --------    --------     ---------
                        $ 822,343   $ 49,039     $ 40,723     $41,267    $64,881     $67,413      $559,020
                        =========   ========     =========   ========    ========    ========     =========

     (1) We intend to use the proceeds from this offering to repay the entire outstanding principal amount of our 15.5% senior notes. If we repay the entire outstanding principal amount of these notes, our future cash obligations will be reduced by $23.0 million in 2005, $5.3 million in 2006 and $55.9 million thereafter, for an aggregate reduction of $84.2 million.

     We have both fixed-rate and variable-rate debt. Our variable-rate debt is based on a variable-rate component plus a fixed margin. Our interest rate on the variable-rate component of our debt was approximately 1.89% for 2002. For purposes of the foregoing table, we have estimated the interest rate on the variable-rate component of our debt to be 2.50%, 3.00%, 3.50% and 4.00% for years 2003 through 2006, respectively. Our consolidated financial statements included in this prospectus discuss these variable-rate notes in more detail.

     Through March 2005, interest on our 15.5% senior notes is payable semi-annually and, at our option, in cash or by issuing additional 15.5% senior notes. After March 2005, interest is payable semi-annually, in cash. Any additional 15.5% senior notes are considered paid-in-kind interest, commonly referred to as "PIK interest," and are reflected in the above table. These notes have the same terms as the original notes except they mature in September 2005. We have issued additional 15.5% senior notes for all of our historical interest payments on the 15.5% senior notes and intend to continue doing so pending consummation of this offering.

INTEREST RATE HEDGING AGREEMENTS

     On November 13, 2000, we entered into a no-fee interest rate collar agreement with Wells Fargo Bank effective November 15, 2000 and that expired on November 15, 2002. Our collar agreement was considered a cash flow hedge based on the London interbank offer rate, or LIBOR. Our collar agreement paid out monthly, reset monthly and had a cap and floor notional amount of $62.5 million, with a cap rate of 7.5% and floor rate of 5.9%.

     The actual cash paid by us as a result of LIBOR rates falling below the floor of our collar agreement is recorded as a component of earnings. For the nine months ended September 30, 2002, we made payments of $1.9 million that are included in interest expense.

     At September 30, 2002, the fair market value of our collar agreement was a net liability to us of $326,000 and is included in other accrued liabilities on our balance sheet.

     On November 7, 2002 we entered into a no-fee swap agreement with Wells Fargo Bank effective November 29, 2002 and expiring November 29, 2004. The agreement swaps monthly variable LIBOR rates for a fixed rate of 2.22% on a notional amount of $40.0 million. The agreement qualifies for hedge accounting.

     We are considering entering into additional interest rate strategies to take advantage of the current rate environment. We have not yet determined what those strategies will be or their possible impact.

NEW ACCOUNTING PRONOUNCEMENTS

GOODWILL AND OTHER INTANGIBLE ASSETS

     In June 2001, the Financial Accounting Standards Board, ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 142, GOODWILL AND OTHER INTANGIBLE ASSETS. SFAS No. 142 prohibits the amortization of goodwill and intangible assets with indefinite useful lives. SFAS No. 142 requires that these assets be reviewed for impairment at least annually, or whenever there is an indication of impairment. Intangible assets with finite lives will continue to be amortized over their estimated useful lives and reviewed for impairment in accordance with SFAS No. 144, ACCOUNTING FOR THE IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS.

     SFAS No. 142 requires companies to allocate their goodwill to identifiable reporting units, which are then tested for impairment using a two-step process detailed in the statement. The first step requires comparing the fair value of each reporting unit with its carrying amount, including goodwill. If that fair value exceeds the carrying amount, the second step of the process is not necessary and there are no impairment issues. If that fair value does not exceed that carrying amount, companies must perform the second step that requires a hypothetical allocation of the fair value of the reporting unit to the reporting unit's assets and liabilities as if the unit were just purchased by the company at the fair value price. In this hypothetical purchase, the excess of the fair value of the reporting unit over its re-evaluated, marked-to-market net assets would be the new basis for the reporting unit's goodwill and a write down to this new value would be recognized as an expense.

     We adopted SFAS No. 142 on January 1, 2002. In doing so, we determined that we have two reporting units, Laboratory and Animal Hospital. On April 15, 2002, an independent valuation group concluded that the fair value of our reporting units exceeded their carrying value and accordingly, as of that date, we concluded there were no goodwill impairment issues. We plan to perform a valuation of our reporting units annually, or upon significant changes in our business environment.

     As of September 30, 2002 our goodwill, net of accumulated amortization, was $332.5 million. As a result of the adoption of SFAS No. 142, we recorded no amortization of goodwill for the nine months ended September 30, 2002. We recorded $6.9 million in goodwill amortization for the nine months ended September 30, 2001. We recorded $9.2 million, $8.3 million and $7.5 million in goodwill amortization for the fiscal years ended December 31, 2001, 2000 and 1999, respectively.

GOODWILL IMPAIRMENT TEST

     In August 2002, the FASB's Emerging Issues Task Force (EITF) issued EITF Issue No. 02-13, DEFERRED INCOME TAX CONSIDERATIONS IN APPLYING THE GOODWILL IMPAIRMENT TEST IN FASB NO. 142, GOODWILL AND OTHER INTANGIBLE ASSETS. EITF Issue No. 02-13 was issued to provide guidance on how to account for deferred tax balances in determining a reporting unit's fair value, a reporting unit's carrying amount and the implied fair value of goodwill. The consensus in this issue will be applied prospectively in performing either the first or second step of the impairment test required by SFAS No. 142 for tests performed after September 12, 2002. We do not expect the adoption of EITF Issue No. 02-13 to have a material impact on our consolidated financial statements.

ASSET RETIREMENT OBLIGATIONS

     In June 2001, the FASB issued SFAS No. 143, ACCOUNTING FOR ASSET RETIREMENT OBLIGATIONS. SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. We will adopt SFAS No. 143 in the first quarter of fiscal year 2003. We do not expect the adoption of SFAS No. 143 to have a material impact on our consolidated financial statements.

IMPAIRMENT OF LONG-LIVED ASSETS

     In August 2001, the FASB issued SFAS No. 144, ACCOUNTING FOR THE IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS, which establishes one accounting model to be used for long-lived assets to be disposed of by sale and broadens the presentation for discontinued operations to include more disposal transactions. SFAS No. 144 supercedes SFAS No. 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS TO BE DISPOSED OF BY SALE, and the accounting and reporting provisions of Accounting Principles Board Opinion No. 30 ("APB No. 30"), REPORTING THE RESULTS OF OPERATIONS - REPORTING THE EFFECTS OF DISPOSAL OF A SEGMENT OF A BUSINESS, AND EXTRAORDINARY, UNUSUAL AND INFREQUENTLY OCCURRING EVENTS AND TRANSACTIONS. We adopted SFAS No. 144 on January 1, 2002 without material impact on our financial statements.

     We will continually evaluate whether events, circumstances or net losses at the entity level have occurred that indicate the remaining estimated useful life of long-lived assets may warrant revision or that the remaining balance of these assets may not be recoverable. When factors indicate that these assets should be evaluated for possible impairment, we will estimate the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the long-lived assets in question. If that estimate is less than the carrying value of the assets under review, we will recognize an impairment loss equal to that difference.

GAINS AND LOSSES FROM EXTINGUISHMENT OF DEBT AND CAPITAL LEASES

     In April 2002, the FASB issued SFAS No. 145, RESCISSION OF FASB STATEMENTS NO. 4, 44, AND 64, AMENDMENT OF FASB STATEMENT NO. 13, AND TECHNICAL CORRECTIONS, to be applied in fiscal years beginning after May 15, 2002 with early adoption encouraged.

     Under SFAS No. 145, gains and losses from extinguishment of debt should be classified as extraordinary items only if they meet the criteria of APB No. 30. Under APB No. 30, events are considered extraordinary only if they possess a high degree of abnormality and are not likely to recur in the foreseeable future. Any gains or losses on extinguishment of debt that do not meet the criteria of APB No. 30 shall be classified as a component of income from recurring operations. In addition, any gains or losses on extinguishment of debt that were classified as an extraordinary item in prior periods presented that do not meet the criteria of APB No. 30 shall be reclassified as a component of income from recurring operations.

     We will adopt SFAS No. 145 at the beginning of fiscal year 2003. As detailed in Footnote (5) to our financial statements, "Extraordinary Loss on Early Extinguishment of Debt," we recognized extraordinary losses related to the early extinguishment of debt of approximately $3.4 million, before taxes, in August 2002. We also expect to incur an additional extraordinary loss in the fourth quarter of 2002 related to the prepayment of debt in the amount of $9.3 million, before taxes. In addition, we recognized extraordinary losses related to the early extinguishment of debt, before taxes in the amount of approximately $17.2 million and $4.5 million during years

2001 and 2000, respectively. We do not believe these losses on extinguishment of debt meet the criteria of APB No. 30 as we have historically participated in and may continue to participate in periodic debt refinancing. As a result of adopting SFAS No. 145, we will reclassify the losses on extinguishment of debt from extraordinary losses to a component of income from recurring operations for filings subsequent to January 1, 2003. This reclassification will not impact net income.

     SFAS No. 145 also amends SFAS No. 13, ACCOUNTING FOR LEASES. Under SFAS No. 145, if a capital lease is modified such that it becomes an operating lease, a gain or loss must be recognized similar to the accounting used for sale-leaseback transactions as provided in SFAS No. 28 and No. 98. At September 30, 2002, we had capital lease obligations of $43,000. Although the Company may enter into more capital leases, management does not expect SFAS No. 145 to have a material impact on its financial statements.

COSTS ASSOCIATED WITH EXIT OR DISPOSAL OF ACTIVITIES

     In June 2002, FASB issued SFAS No. 146, ACCOUNTING FOR COSTS ASSOCIATED WITH EXIT OR DISPOSAL ACTIVITIES. SFAS No. 146 requires that liabilities associated with exit or disposal activities be recognized when a company is committed to future payment of those liabilities under a binding, legal obligation. SFAS No. 146 nullifies Emerging Issues Task Force Issue No. 94-3, LIABILITY RECOGNITION FOR CERTAIN EMPLOYEE TERMINATION BENEFITS AND OTHER COSTS TO EXIT AN ACTIVITY (INCLUDING CERTAIN COSTS INCURRED IN A RESTRUCTURING), which required that exit and disposal costs be recognized as liabilities when a company formalized its plan for exiting or disposing of an activity even if no legal obligation had been established.

     SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002, however early adoption is encouraged. Currently, we have no plans to exit or dispose of any of its business activities that would require the use of SFAS No. 146 nor do we anticipate that SFAS No. 146 will change any of our business practices.

QUARTERLY RESULTS

     The following tables set forth selected unaudited quarterly results for the eleven quarters commencing January 1, 2000, and ending September 30, 2002. The quarterly financial data as of each period presented below have been derived from our unaudited consolidated financial statements for those periods. Results for these interim periods are not necessarily indicative of our results for a full year's operations. The quarterly financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus.

IN DOLLARS (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS):

                         2002 QUARTER ENDED                 2001 QUARTER ENDED                     2000 QUARTER ENDED
                    -----------------------------  --------------------------------------  -------------------------------------
                     SEP. 30    JUN. 30   MAR. 31   DEC. 31   SEP. 30   JUN. 30   MAR. 31  DEC. 31   SEP. 30   JUN. 30   MAR. 31
                    ---------  --------- --------  --------- --------- ---------  -------  -------- --------- --------  --------
Revenue:
  Laboratory....... $ 38,650   $ 40,604  $ 37,657  $ 32,856  $ 33,471  $ 35,707   $32,677  $28,469  $ 30,105  $31,921   $28,805
  Animal hospital..   78,118     78,621    68,644    64,448    70,531    72,780    64,354   57,908    63,449   63,472    55,795
  Other............      500        500       500       500       500       500       500      500        --       --       425
  Intercompany.....   (2,296)    (2,500)   (2,106)   (1,807)   (1,866)   (1,938)   (1,851)  (1,471)   (1,558)  (1,459)   (1,674)
                    ---------  --------- --------- --------- --------- ---------  -------- -------- --------- --------  --------
Total revenue......  114,972    117,225   104,695    95,997   102,636   107,049    95,680   85,406    91,996   93,934    83,351
Adjusted EBITDA....   29,163     31,682    23,485    18,613    24,599    27,112    19,181   15,986    20,334   21,980    15,226
Operating income
(loss).............   26,135     28,543    20,322    (5,974)   16,024     8,393     9,263    9,681   (19,075)  17,524    11,075
Net income (loss)..    7,035     10,495     5,635   (20,638)    2,024    (5,820)   (2,989)  (6,526)  (16,713)   8,436     6,392
Diluted earnings
(loss) per share...   $ 0.19    $  0.28    $ 0.15   $ (0.97)  $ (0.19) $  (0.63)  $ (0.46) $ (0.65) $  (0.06) $  0.02   $  0.02

IN PERCENTAGES OF REVENUE:

                         2002 QUARTER ENDED                 2001 QUARTER ENDED                     2000 QUARTER ENDED
                     ---------------------------   -------------------------------------  ------------------------------------
                     SEP. 30   JUN. 30   MAR. 31   DEC. 31   SEP. 30   JUN. 30   MAR. 31  DEC. 31  SEP. 30   JUN. 30   MAR. 31
                     -------   -------   -------   -------   -------   -------   -------  -------  -------   -------   -------
Revenue:
    Laboratory....    33.6 %    34.6 %    36.0 %    34.2 %    32.6 %    33.3 %    34.1 %   33.3 %   32.7 %    34.0 %    34.6 %
    Animal hospital   68.0 %    67.1 %    65.5 %    67.1 %    68.7 %    68.0 %    67.3 %   67.8 %   69.0 %    67.6 %    66.9 %
    Other..........    0.4 %     0.4 %     0.5 %     0.5 %     0.5 %     0.5 %     0.5 %    0.6 %     --        --       0.5 %
    Intercompany...   (2.0)%    (2.1)%    (2.0)%    (1.8)%    (1.8)%    (1.8)%    (1.9)%   (1.7)%   (1.7)%    (1.6)%    (2.0)%
                     -------   -------   -------   -------   -------   -------   -------  -------  -------   -------   -------
Total revenue......  100.0 %   100.0 %   100.0 %   100.0 %   100.0 %   100.0 %   100.0 %  100.0 %  100.0 %   100.0 %   100.0 %
Adjusted EBITDA....   25.4 %    27.0 %    22.4 %    19.4 %    24.0 %    25.3 %    20.0 %   18.7 %   22.1 %    23.4 %    18.3 %
Operating income
(loss).............   22.7 %    24.3 %    19.4 %    (6.2)%    15.6 %     7.8 %     9.7 %   11.3 %  (20.7)%    18.7 %    13.3 %
Net income (loss)..    6.1 %     9.0 %     5.4 %   (21.5)%     2.0 %    (5.4)%    (3.1)%   (7.6)%  (18.2)%     9.0 %     7.7 %

     Although not readily detectable because of the impact of acquisitions, our operations are subject to seasonal fluctuation. In particular, our revenue historically has been greater in the second and third quarters than in the first and fourth quarters.

     The demand for our veterinary services are significantly higher during warmer months because pets spend a greater amount of time outdoors, where they are more likely to be injured and are more susceptible to disease and parasites. In addition, use of veterinary services may be affected by levels of infestation of fleas, heartworms and ticks and the number of daylight hours. A substantial portion of our costs are fixed and do not vary with the level of demand. Consequently, our EBITDA, Adjusted EBITDA and operating income, as well as our EBITDA, Adjusted EBITDA and operating margins, generally have been higher for the second and third quarters than that experienced in the first and fourth quarters.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     We have certain debt obligations that are exposed to market risk associated with variable interest rates. As of September 30, 2002, we had borrowings of $142.7 million under our senior credit facility with variable interest rates based on market benchmarks such as LIBOR. To reduce the risk of increasing interest rates, we entered into a no-fee interest rate collar agreement that expired on November 15, 2002. This collar agreement had a cap and floor notional amount of $62.5 million, a cap rate of 7.5% and a floor rate of 5.9%, both based on LIBOR.

     Accordingly, for the period January 1, 2002 to November 15, 2002:

     o if the benchmark rate is below 5.9% and a change in the rate does not cause the benchmark to exceed 5.9%, every one-half percent increase in the benchmark rate will cause interest expense to increase by $445,000, while a one-half percent decrease will cause interest expense to decrease by $445,000;

     o if the benchmark rate is equal to or between 5.9% and 7.5% and a change in the rate does not cause the benchmark to exceed 7.5% or drop below 5.9%, every one-half percent increase in the benchmark rate will cause interest expense to increase by $718,000, while a one-half percent decrease will cause interest expense to decrease by $718,000; and

     o if the benchmark rate is above 7.5% and a change in the rate does not cause the benchmark to drop below 7.5%, every one-half percent increase in the benchmark rate would cause interest expense to increase by $445,000, while a one-half percent decrease would cause interest expense to decrease by $445,000.

     On October 24, 2002 we repaid the entire outstanding principal amount of our 13.5% senior subordinated notes and $30.0 million principal amount of our 15.5% senior notes, plus accrued and unpaid interest and prepayment premiums. Funds used to repay these notes and related fees and transaction costs were derived from an additional $25.0 million of senior term C notes issued under our senior credit facility and $25.2 million of cash on



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



hand. As a result of this transaction we increased the amount of our debt subject to variable interest rates from $142.7 million at September 30, 2002 to $167.7 million.

     On November 7, 2002 we entered into a no-fee swap agreement with Wells Fargo Bank effective November 29, 2002 and expiring November 29, 2004. The agreement swaps monthly variable LIBOR rates for a fixed rate of 2.22% on a notional amount of $40.0 million.

     On December 23, 2002, we borrowed $7.5 million under our revolving credit facility, which is subject to variable interest rates based on market benchmarks such as LIBOR.

     For fiscal 2003, $135.2 million of our debt obligations are subject to the risk of variable interest rates. Based on this amount, for every 1% increase or decrease in interest rates, our annual interest expense will increase or decrease by $1.4 million.

     We are considering entering into additional interest rate strategies to take advantage of the current rate environment. We have not yet determined what those strategies may be or their possible impact.

INFLATION

     Historically, our operations have not been materially affected by inflation. We cannot assure you that our operations will not be affected by inflation in the future.

                                    BUSINESS

GENERAL

     We are a leading animal health care services company and operate the largest networks of veterinary diagnostic laboratories and free-standing, full-service animal hospitals in the United States. Our network of veterinary diagnostic laboratories provides sophisticated testing and consulting services to the veterinarian comparable to that provided by the human diagnostic laboratory to the physician. Veterinarians use these services in the detection, diagnosis, evaluation, monitoring, treatment and prevention of diseases and other conditions affecting animals. With the only nationwide veterinary laboratory network serving all 50 states, we provide diagnostic testing for an estimated 13,000 animal hospitals. Our network of animal hospitals offers a full range of general medical and surgical services for companion animals, as well as specialized treatments including advanced diagnostic services, internal medicine, oncology, ophthalmology, dermatology and cardiology. In addition, we provide pharmaceutical products and perform a variety of pet wellness programs including routine vaccinations, health examinations, diagnostic testing, spaying, neutering and dental care. The more than 750 veterinarians supporting our 225 animal hospitals had over three million patient visits in 2002.

INDUSTRY OVERVIEW

     The U.S. population of companion animals has reached approximately 188 million, including about 141 million dogs and cats. Industry data shows that over $11 billion was spent on animal health care services in 1996, with an annual growth rate of over 9.5% from 1991 through 1996 for spending on dogs and cats.

     The ownership of pets is widespread, with over 62% of U.S. households owning at least one pet, including companion and other animals. Pet ownership is highest among households with children under 18 and empty-nesters whose pets have become their new "children."

     Among this expanding number of pet owners is a growing awareness of pet health and wellness, including the benefits of preventive care and specialized services. As technology continues to migrate from the human healthcare sector into the practice of veterinary medicine, more sophisticated treatments and diagnostic tests are becoming available to treat companion animals. These new and increasingly complex procedures, diagnostic tests and pharmaceuticals are gaining wider acceptance as pet owners are exposed to these previously unconsidered treatment programs through literature and marketing programs sponsored by large pharmaceutical and pet nutrition companies. We believe this is evidenced by an industry survey revealing that 70% of pet owners view their animals as important members of the family and are willing to pay for more veterinary services to promote the good health and extend the life of their pet.

     Even as treatments available in veterinary medicine become more complex, prices for veterinary services typically remain a low percentage of a pet-owner's income, facilitating payment at the time of service. Unlike the human health care industry, providers of veterinary services are not dependent on third-party payors in order to collect fees. As a consequence, providers of veterinary services do not have the problems of extended payment collection cycles or pricing pressures from third party-payors faced by human health care providers. Outsourced laboratory testing is a wholesale business that collects payments directly from animal hospitals, generally on terms requiring payment within 30 days of the date the charge is invoiced. Fees for animal hospital services are due at the time of the service. For example, over 95% of our animal hospital services are paid for in cash or by credit card at that time. In addition, over the past three fiscal years, our bad debt expense has averaged only 1% of total revenue.

     The practice of veterinary medicine is subject to seasonal fluctuation. In particular, demand for veterinary services is significantly higher during the warmer months because pets spend a greater amount of time outdoors, where they are more likely to be injured and are more susceptible to disease and parasites. In addition, use of veterinary services may be affected by levels of infestation of fleas, heartworms and ticks and the number of daylight hours.

     DIAGNOSTIC LABORATORIES. Laboratory tests are used by veterinarians to diagnose, monitor and treat illnesses and conditions in animals through the detection of substances in urine, tissue, fecal and blood samples and other specimens. As is the case with the physician treating a human patient, laboratory diagnostic testing is becoming a routine diagnostic tool used by the veterinarian.

     Veterinary laboratory tests are performed primarily at free-standing veterinary diagnostic laboratories, universities or animal hospitals using on-site diagnostic equipment. For particular types of tests, on-site diagnostic equipment can provide more timely results than outside laboratories, but this in-house testing requires the animal hospital or veterinarian to purchase or lease the equipment, maintain and calibrate the equipment periodically to avoid testing errors, and employ trained personnel to operate it. Conversely, veterinary diagnostic laboratories can provide a wider range of tests than generally are available on-site at most animal hospitals and do not require any up-front investment on the part of the animal hospital or veterinarian. Also, leading veterinary diagnostic laboratories employ highly trained individuals who specialize in the detection and diagnosis of diseases and thus are a valuable resource for the veterinarian.

     Within the outsourcing market, our laboratories specialize in the veterinary market and offer a broad spectrum of standard and customized tests, convenient sample pick-up times, rapid test reporting and access to professional consulting services provided by trained specialists. Providing the client with this level of service at competitive prices requires high throughput volumes due to the operating leverage associated with the laboratory business. As a result, larger laboratories likely maintain a competitive advantage relative to smaller laboratories.

     We believe that the outsourced laboratory testing market is one of the fastest growing segments of the animal health care services industry, and expect continued growth as a result of:

     o the increased focus on wellness and monitoring programs in veterinary medicine, which is increasing the overall number of tests being performed;

     o the emphasis in veterinary education on diagnostic tests and the trend toward specialization in veterinary medicine, which are causing veterinarians to increasingly rely on tests for more accurate diagnoses;

     o the continued technological developments in veterinary medicine, which are increasing the breadth of tests offered; and

     o the trend toward outsourcing tests because of the relative low cost, the high accuracy rates and the diagnostic support provided by specialists employed by the laboratory.

     ANIMAL HOSPITALS. Animal health care services are provided predominately by the veterinarian practicing as a sole practitioner, or as part of a larger animal medical group or hospital. Veterinarians diagnose and treat animal illnesses and injuries, perform surgeries, provide routine medical exams and prescribe medication. Some veterinarians specialize by type of medicine, such as orthopedics, dentistry, ophthalmology or dermatology. Others focus on a particular type of animal. The principal factors in a pet owner's decision as to which veterinarian to use include convenient location, recommendation of friends, reasonable fees, convenient hours and quality of care.

     The U.S. market for veterinary services is highly fragmented, with more than 35,000 veterinarians practicing at over 18,000 companion animal hospitals. Although most animal hospitals are single site, sole practitioner facilities, we believe veterinarians are increasingly gravitating toward animal hospitals that provide state-of-the-art facilities, treatments, methods and pharmaceuticals to enhance the services they can provide their clients.

     Well-capitalized animal hospital operators have the opportunity to supplement their internal growth with selective acquisitions. We believe the extremely fragmented animal hospital industry is consolidating due to:

     o the purchasing, marketing and administrative cost advantages that can be realized by a large, multiple location, multi-practitioner veterinary provider;

     o the cost of financing equipment purchases and upgrading technology necessary for a successful practice;

     o the desire of veterinarians to focus on practicing veterinary medicine, rather than spending large portions of their time at work performing the administrative tasks necessary to operate an animal hospital;

     o the choice of some owners of animal hospitals to diversify their investment portfolio by selling all or a portion of their investment in the animal hospital; and

     o the appeal to many veterinarians of the benefits and work scheduling flexibility that are not typically available to a sole practitioner or single site-provider.

COMPETITIVE STRENGTHS

     We believe that we are well-positioned for profitable growth due to the following competitive strengths:

     o MARKET LEADER. We are a market leader in each of the business segments in which we operate. We maintain the only veterinary diagnostic laboratory network serving all 50 states, which is supported by the largest group of consulting veterinary specialists in the industry. Our network of animal hospitals and veterinarians is the largest in the United States. We believe that it would be difficult, time consuming and expensive for new entrants or existing competitors to assemble a comparable nationwide laboratory or animal hospital network.

     o COMPELLING BUSINESS MODEL. We believe our business model enables us to generate consistent growth and increasing cash flows. The fixed cost nature of our business allows us to generate strong margins, particularly on incremental revenues. In each quarter since 1999, we have generated positive laboratory internal revenue growth. The growth in our laboratory revenue, combined with greater utilization of our infrastructure, has enabled us to improve our laboratory operating margin from 27.1% in 1999 to 33.8% for the twelve months ended September 30, 2002, and our laboratory adjusted EBITDA margin from 31.2% to 36.1% over the same period. In each quarter since 1999, we have generated positive animal hospital same-facility revenue growth. Due to the operating leverage associated with our animal hospital business, the increase in animal hospital revenue has enabled us to improve our animal hospital operating margin from 12.3% in 1999 to 17.3% for the twelve months ended September 30, 2002, and our animal hospital adjusted EBITDA margin from 17.1% to 20.7% over the same period. These high margins, combined with our modest working capital needs and low maintenance capital expenditures, provide cash that we can use for acquisitions or to reduce indebtedness.

     o LEADING TEAM OF SPECIALISTS. We believe our laboratories are a valuable diagnostic resource for veterinarians. Due to the trend towards offering specialized services in veterinary medicine, our network of 83 specialists, which includes veterinarians, chemists and other scientists with expertise in fields such as pathology, internal medicine, oncology, cardiology, dermatology, neurology and endocrinology, provides us with a significant competitive advantage. These specialists are available to consult with our laboratory clients, providing a compelling reason for them to use our laboratories rather than those of our competitors, most of whom offer no comparable service. Our team of specialists represents the largest interactive source for readily available diagnostic advice in the veterinary industry and interact with animal health care professionals over 90,000 times a year.

     o HIGH QUALITY SERVICE PROVIDER. We believe that we have built a reputation as a trusted animal health brand among veterinarians and pet owners alike. In our laboratories, we maintain rigorous quality assurance programs to ensure the accuracy of reported results. We calibrate our laboratory equipment several times daily with test specimens of known concentration or reactivity to assure accuracy and use only qualified personnel to perform testing. Further, our specialists review all test results outside of the range of established norms. As a result of these measures, we believe our diagnostic accuracy rate is over 99%. In our animal hospitals, we provide continuing education programs, promote the sharing of professional knowledge and expertise and have developed and implemented a program of best practices to promote quality medical care.

     o SHARED EXPERTISE AMONG VETERINARIANS. We believe our group of animal hospitals and veterinarians provide us with a competitive advantage through our collective expertise and experience. Our veterinarians consult with other veterinarians in our network to share information regarding the practice of veterinary medicine, which continues to expand our collective knowledge. We maintain an internal continuing education program for our veterinarians and have an established infrastructure for the dissemination of information on new developments in diagnostic testing, procedures and treatment programs.

BUSINESS STRATEGY

     Our business strategy is to continue to expand our market leadership in animal health care services through our diagnostic laboratories and animal hospitals. Key elements of our strategy include:

     o CAPITALIZING ON OUR LEADING MARKET POSITION TO GENERATE REVENUE GROWTH. Our leading market position in each of our business segments positions us to capitalize on favorable growth trends in the animal health care services industry. In our laboratories, we seek to generate revenue growth by taking advantage of the growing number of outsourced diagnostic tests and by increasing our market share. We continually educate veterinarians on new and existing technologies and test offerings available to diagnose medical conditions. Further, we leverage the knowledge of our specialists by providing veterinarians with extensive client support in promoting and understanding these diagnostic tests. In our animal hospitals, we seek to generate revenue growth by capitalizing on the growing emphasis on pet health and wellness.

     o LEVERAGING ESTABLISHED INFRASTRUCTURE TO IMPROVE MARGINS. We intend to leverage our established laboratory and animal hospital infrastructure to continue to increase our operating margins. Due to our established networks and the fixed cost nature of our business model, we are able to realize high margins on incremental revenues from both laboratory and animal hospital clients. For example, given that our nationwide transportation network servicing our laboratory clients is a relatively fixed cost, we are able to achieve significantly higher margins on most incremental tests ordered by the same client when picked up by our couriers at the same time. We estimate that in most cases, we realize an operating and EBITDA margin between 60% and 75% on these incremental tests.

     o UTILIZING ENTERPRISE-WIDE SYSTEMS TO IMPROVE OPERATING EFFICIENCIES. In 2001, we completed the migration of our animal hospital operations to an enterprise-wide management information system. This common system has enabled us to effectively manage the key operating metrics that drive our business. We use this system to help standardize our pricing, implement and monitor the effectiveness of targeted marketing programs, expand the services provided by our veterinarians and capture unbilled services.

     o PURSUING SELECTED ACQUISITIONS. Although we have substantially completed our laboratory infrastructure, we may make selective, strategic laboratory acquisitions, with any new operations likely to be merged into existing facilities. Additionally, the fragmentation of the animal hospital industry provides us with significant expansion opportunities in our animal hospital segment. Depending on the attractiveness of the candidates and the strategic fit with our existing operations, we intend to acquire approximately 15 to 25 animal hospitals per year primarily using internally generated cash.

DIAGNOSTIC LABORATORIES

     We operate the only full-service, veterinary diagnostic laboratory network serving all 50 states. In 2001, we performed approximately 18.3 million tests and handled roughly 6.9 million requisitions in our state-of-the-art, automated diagnostic laboratories. Our laboratory network services a diverse client base of over 13,000 animal hospitals, and non-affiliated animal hospitals generated approximately 95% of our laboratory revenue in 2001.

     SERVICES. Our diagnostic spectrum includes over 300 different tests in the areas of chemistry, pathology, endocrinology, hematology, and microbiology, as well as tests specific to particular diseases. The average revenue per requisition is approximately $21. We do not conduct experiments on animals and are not engaged in animal research.

     Although modified to address the particular requirements of the species tested, the tests performed in our veterinary laboratories are similar to those performed in human clinical laboratories and utilize similar laboratory equipment and technologies. The growing concern for animal health, combined with the movement of veterinary medicine toward increasing specialization, should spur the migration of additional areas of human testing into the veterinary field. For example, we now provide cancer testing for household pets whereas several years ago, these tests were not available.

     Given the recent advancements in veterinary medical technology and the increased breadth and depth of knowledge required for the practice of veterinary medicine, many veterinarians solicit the knowledge and experience of our 83 specialists to interpret test results, consult on the diagnosis of illnesses and suggest treatment programs. This resource includes veterinarians, chemists, and other scientists with expertise in pathology, internal medicine, oncology, cardiology, dermatology, neurology and endocrinology. This depth of experience and expertise enables our specialists to suggest additional testing or provide diagnostic advice that assists the veterinarian in developing an appropriate treatment plan.

     Together with our specialist support, we believe the quality of our service further distinguishes our laboratory services. We maintain quality assurance programs to ensure that specimens are collected and transported properly, that tests are performed accurately and that client, patient and test information is reported and billed correctly. Our quality assurance programs include quality control testing of specimens of known concentration or reactivity to ensure accuracy and precision, routine checks and preventive maintenance of laboratory testing equipment, and personnel standards ensuring that only qualified personnel perform testing. As a result, we believe that our accuracy rate is over 99%.

     LABORATORY NETWORK

     At September 30, 2002, we operated 19 full-service laboratories. Our laboratory network includes:

     o primary hubs that are open 24 hours per day and offer a full testing menu;

     o secondary laboratories that service large metropolitan areas, are open 24 hours per day and offer a wide testing menu; and

     o STAT laboratories that service other locations with demand sufficient to warrant nearby laboratory facilities and are open primarily during daytime hours.

     We connect our laboratories to our clients with what we believe is the industry's largest transportation network, which picks up an average of 20,000 to 25,000 requisitions daily through an extensive network of drivers and independent couriers. In the nine months ended September 30, 2002, we derived approximately 70.1% of our laboratory revenue from major metropolitan areas, where we offer twice-a-day pick-up service and same-day results. In addition, in these areas, we generally offer to report results within three hours of pick-up. Outside of these areas, we typically provide test results to veterinarians before 8:00 a.m. the following day.

     Veterinarian clients located outside the areas covered by our transportation network are serviced using our Test Express service. Users of the Test Express service send patient specimens by Federal Express to our laboratory



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just outside of Memphis, the proximity of which to the Federal Express primary sorting facility permits speedy and cost-efficient testing.

     SALES, MARKETING AND CLIENT SERVICE. We employ over 45 full-time sales and field service representatives who market laboratory services and maintain relationships with existing clients. The sales force is commissioned-based and organized along geographic regions. We support our sales efforts by strengthening our industry-leading team of specialists, developing marketing literature, attending trade shows, participating in trade associations and providing educational services to veterinarians. In addition, we employ over 85 client service representatives who respond to client inquiries, provide test results and, when appropriate, introduce the client to other services offered by the laboratory.

     Given the high margins we enjoy on many of our incremental tests, our sales force is compensated primarily on its success in maximizing the amount of business from existing clients as well as adding new clients.

     PERSONNEL. At September 30, 2002, we employed a staff of approximately 1,100 full-time-equivalent employees in our laboratory network. At that same date, we employed on average 325 employees at each of our primary laboratories, 73 employees at each of our secondary laboratories and 13 employees at each of our STAT laboratories. We employ some of our specialists and enter into consulting arrangements with others. Our laboratory network consists of an eastern and western division and we employ a vice president to manage each region. We employ a manager at each of our laboratories and supervisors for each department within the laboratories.

ANIMAL HOSPITALS

     At September 30, 2002, we operated 225 animal hospitals in 33 states that were supported by over 750 veterinarians. Our nationwide network of free-standing, full-service animal hospitals has facilities located in the following states:

        California            45                 Delaware                4
        New York*             21                 Connecticut             3
        Florida               17                 New Mexico              3
        Illinois              17                 Minnesota*              2
        Michigan              13                 Nebraska*               2
        Texas*                12                 North Carolina*         2
        Pennsylvania          11                 Utah                    2
        New Jersey*            9                 Washington*             2
        Maryland               8                 Wisconsin               2
        Indiana                7                 Alabama*                1
        Massachusetts          7                 Georgia                 1
        Virginia               6                 Hawaii                  1
        Alaska                 5                 Louisiana*              1
        Nevada                 5                 Missouri                1
        Ohio *                 5                 South Carolina          1
        Arizona                4                 West Virginia*          1
        Colorado               4

          * States in which we manage animal hospitals owned by veterinary medical groups.

     We seek to provide quality medical care in clean, attractive facilities that are open on average between 10 and 15 hours per day, six to seven days per week. Our typical animal hospital:

     o is located in a 4,000 to 6,000 square foot, free-standing facility in an attractive location;

     o    has annual revenue between $1.0 million and $2.0 million;

     o    is supported by three to five veterinarians; and



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     o    has an operating history of over ten years.

     In addition to general medical and surgical services, we offer specialized treatments for companion animals, including advanced diagnostic services, internal medicine, oncology, ophthalmology, dermatology and cardiology. We also provide pharmaceutical products for use in the delivery of treatments by our veterinarians and pet owners. Many of our animal hospitals offer additional services, including grooming, bathing and boarding. We also sell specialty pet products at our hospitals, including pet food, vitamins, therapeutic shampoos and conditioners, flea collars and sprays, and other accessory products.

     As part of the growth strategy of our hospital business, we intend to continue our disciplined acquisition strategy by identifying high quality practices that may have value to be unlocked through the services and scale we can provide. We contemplate the acquisition of 15 to 25 animal hospitals per year. Our typical candidate mirrors the profile of our existing hospital base. Acquisitions will be used to both expand in existing markets and enter new geographical areas. We intend primarily to use cash in our acquisitions, but we may use debt or stock to the extent we deem appropriate. By undertaking prudent acquisitions, we are able to grow our hospital business without diluting the local market for veterinary services. As of December 20, 2002, we had identified and were in negotiations to acquire six animal hospitals.

     PERSONNEL. Our animal hospitals generally employ a staff of between 10 to 30 full-time equivalent employees, depending upon the facility's size and client base. The staff includes administrative and technical support personnel, three to five veterinarians, an office manager who supervises the day-to-day activities of the facility, and a small office staff. We employ a relatively small corporate staff to provide centralized administrative services to all of our animal hospitals.

     We actively recruit highly qualified veterinarians and technicians and are committed to supporting continuing education for our professional staff. We operate post-graduate teaching programs for veterinarians at eight of our facilities, which train approximately 40 veterinarians each year. We believe that these programs enhance our reputation in the veterinary profession and further our ability to continue to recruit the most talented veterinarians.

     We seek to establish an environment that supports the veterinarian in the delivery of quality medicine and fosters professional growth through increased patient flow and a diverse case mix, continuing education, state-of-the-art equipment and access to specialists. We believe our hospitals offer attractive employment opportunities to veterinarians because of this professional environment, competitive compensation programs, management opportunities, employee benefits not generally available to a sole practitioner, scheduling flexibility to accommodate personal lifestyles and the ability to relocate to different regions of the country. Further, we permit some of our veterinarians to participate with us in the ownership and operation of selected animal hospitals. In these circumstances, the veterinarian purchases an equity position in our animal hospital and is our partner in its operation. As of September 30, 2002, we operated 25 hospitals under a partnership structure. Typically, the salary of the veterinarian partner is based on a percentage of the revenue of the animal hospital that is generated by the veterinarian. The operating income of the partnership that is distributed to the veterinarian partner is based on the veterinarian partner's percentage interest in the partnership, which is typically between 10% and 25%.

     We have established a Medical Advisory Board to support our operations. The Medical Advisory Board's function, under the direction of our Chief Medical Officer, is to recommend medical standards for our network of animal hospitals. The committee is comprised of leading veterinarians representing both the different geographic regions in which we operate and the medical specialties practiced by our veterinarians. Currently, four members of the Medical Advisory Board are faculty members at leading veterinary colleges in the United States. These members serve as medical consultants to us.

     MARKETING. Our marketing efforts are primarily directed towards our existing clients through client education efforts. We inform and educate our clients about pet wellness and quality care through mailings of the Healthy Pet Magazine, a magazine focused on pet care and wellness published by an affiliate of ours, targeted demographic mailings regarding specific pet health issues and collateral health material available at each animal hospital. With these internal marketing programs, we seek to leverage our existing client base by increasing the number of visits of existing clients and intensity of the services used during each visit. Further, reminder notices are



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used to increase awareness of the advantages of regular, comprehensive veterinary medical care, including preventive care such as vaccinations, dental screening and geriatric care.

     We also enter into referral arrangements with local pet shops and humane societies to increase our client base. In addition, we seek to obtain referrals from veterinarians by promoting our specialized diagnostic and treatment capabilities to veterinarians and veterinary practices that cannot offer their clients these services.

     OWNERSHIP LIMITATIONS. Some states have laws that prohibit business corporations from providing veterinary services through the direct employment of veterinarians. At September 30, 2002, we operated 58 animal hospitals in 11 states with these types of ownership restrictions. In these states, instead of owning an animal hospital, we provide management services to veterinary medical groups. We do not consolidate the operating results of these hospitals for financial statement purposes. We provide our management services pursuant to long-term management agreements with the veterinary medical groups, ranging from 10 to 40 years, with non-binding renewal options where allowable. Pursuant to the management agreements, the veterinary medical groups are each solely responsible for all aspects of the practice of veterinary medicine, as defined by their respective state. We are responsible for providing the following services:

     o    availability of all facilities and equipment;

     o    day-to-day financial and administrative supervision and management;

     o    maintenance of patient records;

     o    recruitment of veterinarians and animal hospital staff;

     o    marketing; and

     o    malpractice and general insurance.

     As compensation for these services, we receive management fees, which are included in animal hospital revenue.

SYSTEMS

     We maintain a nationwide management information system to support our veterinary laboratories. In 2001, we completed the migration of our animal hospital operations onto an enterprise-wide management information system. Substantially all of our animal hospitals utilize consistent patient accounting/point-of-sale software, and we are able to track the performance of hospitals on a per service, per veterinarian basis. Laboratory technicians and specialists are able to electronically access test results from remote testing sites, enabling our specialists from varying fields of veterinary medicine to assist in the interpretation of test results and help structure potential treatment programs. In addition, we can provide diagnostic test results to veterinarian clients online and via electronic mail, a service which we believe provides additional tools for veterinarians in their practice and solidifies our relationship with these clients. We expect that this operational visibility will lead to increases in laboratory, veterinarian and hospital productivity.

     We continue to upgrade and integrate our management information systems. We currently are implementing an upgrade to the management information systems for our animal hospitals which will improve our ability to track performance data on a per client basis. We expect this upgrade and integration to be substantially complete in early 2003.

COMPETITION

     The companion animal health care services industry is highly competitive and subject to continual change in the manner in which services are delivered and providers are selected. We believe that the primary factors influencing a client's selection of an animal hospital are convenient location, recommendation of friends, reasonable fees, quality of care and convenient hours. Our primary competitors for our animal hospitals in most markets are



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individual practitioners or small, regional multi-clinic practices. In addition, some national companies in the pet care industry, including the operators of super-stores, are developing multi-regional networks of animal hospitals in markets that include our animal hospitals. Among veterinary diagnostic laboratories, we believe that quality, price, specialist support and the time required to report results are the major competitive factors. Although there are many individual clinical laboratories that provide a broad range of diagnostic testing services in the same markets serviced by us, few outsourced laboratory companies compete on a national level. Our client base is twice that of our primary competitor in the laboratory business. In addition to competing with dedicated veterinary laboratories, we face competition from several providers of on-site diagnostic equipment that allow veterinarians to perform their own laboratory tests.

GOVERNMENT REGULATION

     The laws of many states prohibit business corporations from providing, or holding themselves out as providers of, veterinary medical care. These laws vary from state to state and are enforced by the courts and by regulatory authorities with broad discretion. At September 30, 2002, we operated 58 hospitals in 11 states with these laws. Although we seek to structure our operations to comply with veterinary medicine laws of each state in which we operate, given the varying and uncertain interpretations of these laws, we may not be in compliance with restrictions on the corporate practice of veterinary medicine in all states. A determination that we are in violation of applicable restrictions on the practice of veterinary medicine in any state in which we operate could have a material adverse effect on us, particularly if we were unable to restructure our operations to comply with the requirements of that state.

     In addition, all of the states in which we operate impose various registration requirements. To fulfill these requirements, we have registered each of our facilities with appropriate governmental agencies and, where required, have appointed a licensed veterinarian to act on behalf of each facility. All veterinarians practicing in our clinics are required to maintain valid state licenses to practice.

     Acquisitions may be subject to pre-merger or post-merger review by governmental authorities for antitrust and other legal compliance. Adverse regulatory action could negatively affect our operations through the assessment of fines or penalties against us or the possible requirement of divestiture of one or more of our operations.

EMPLOYEES

     At September 30, 2002, we had approximately 3,500 full-time-equivalent employees, including approximately 620 licensed veterinarians. At September 30, 2002, none of our employees were a party to a collective bargaining agreement with the exception of 45 employees whom we employ as courier drivers in the State of New York. These employees are subject to a collective bargaining agreement expiring on July 10, 2003 with the Teamsters Local Union 813.

PROPERTIES

     Our corporate headquarters and principal executive offices are located in West Los Angeles, California, in approximately 30,000 square feet of leased space. As of September 30, 2002, we maintained leased and owned facilities at 244 other locations that house our animal hospitals and laboratories. We own 63 facilities and the remainder are leased. We believe that our real property facilities are adequate for our current needs.

LEGAL PROCEEDINGS

     The Ohio Attorney General's office filed a lawsuit on December 14, 1998, in the Franklin County Court of Common Pleas in the State of Ohio in which the state alleged that our management of a veterinary medical group licensed to practice veterinary medicine in that state violates the Ohio statute prohibiting business corporations from providing, or holding themselves out as providers of, veterinary medical care. On March 20, 2001, the trial court in the case entered summary judgment in favor of the State of Ohio and issued an order enjoining us from operating in the State of Ohio in a manner that is in violation of the state statute. Since that time, we have been engaged in discussions with the Attorney General's office to restructure our operations. We have reached an agreement in principal



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with the Attorney General's office that our management services agreement, as amended, does not constitute the practice of veterinary medicine by a corporation. We anticipate filing our agreement with the court as soon as practicable.

     On November 30, 2001, two majority stockholders of a company that merged with Zoasis.com, Inc. in June 2000 filed a civil complaint against VCA, Zoasis.com, Inc. and Robert Antin. In the merger, the two stockholders received a less than 10% interest in Zoasis. At the same time, VCA acquired a less than 20% interest in Zoasis.com, Inc. for an investment of $5.0 million. Robert Antin, VCA's Chief Executive Officer, President and Chairman of the Board, is the majority stockholder of Zoasis.com and serves on its board of directors. The complaint alleges securities fraud under California law, common law fraud, negligent misrepresentation and declaratory judgment arising from the plaintiffs' investment in Zoasis.com. On December 31, 2001, we filed a demurrer to the complaint. On February 25, 2002, the plaintiffs filed an opposition to our demurrer, and on March 1, 2002, we filed our reply to plaintiffs' opposition. On March 7, 2002, our demurrer was denied. On March 22, 2002, we filed an answer to plaintiffs' complaint denying all allegations in the complaint, and Zoasis.com, Inc. filed a counter claim alleging breach of contract and claim and delivery. We have completed the discovery process. A status conference was held on May 9, 2002 at which the judge ordered the parties to participate in mediation. Mediation occurred on August 7, 2002, and no settlement was reached. On August 30, 2002, plaintiffs filed a first amended complaint stating the same causes of action. On December 17, 2002, we filed a motion for summary judgment. Mediation occurred on December 18, 2002, and no settlement was reached. On December 20, 2002, we answered plaintiffs' first amended complaint. Our motion for summary judgment will be heard on February 6, 2003. The court has scheduled a final status conference for February 6, 2003, and a trial date of February 14, 2003. If we reach a settlement in the action or if damages are awarded to the plaintiffs at trial, it may result in a charge to earnings in the fourth quarter of fiscal 2002 or the first quarter of fiscal 2003. We do not expect any such settlement or judgment to have a material adverse impact on our financial condition.

     We are a party to various other legal proceedings that arise in the ordinary course of business. Although we cannot determine the ultimate disposition of these proceedings, we can use judgment to reasonably estimate our liability for legal settlement costs that may arise as a result of these proceedings. Based on our prior experience, the nature of the current proceedings and our insurance policy coverage for such matters, we have accrued a minimal amount for legal settlements as part of other accrued liabilities.



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                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     As of January 10, 2003, the following persons are our directors:

DIRECTORS                          AGE       PRESENT POSITION
---------                          ---       ----------------
Robert L. Antin..................   52   Chairman of the Board
Arthur J. Antin..................   55   Director
John M. Baumer...................   35   Director
John G. Danhakl..................   46   Director
John A. Heil.....................   48   Director
Peter J. Nolan...................   44   Director
Frank Reddick....................   49   Director

     As of January 10, 2003, the following persons are our executive officers and key employees:

EXECUTIVE OFFICERS                 AGE       PRESENT POSITION
------------------                 ---       ----------------
Robert L. Antin..................   52   President and Chief Executive Officer
Arthur J. Antin..................   55   Chief Operating Officer, Senior Vice
                                         President and Secretary
Neil Tauber......................   51   Senior Vice President of Development
Tomas W. Fuller..................   45   Chief Financial Officer, Vice President
                                         and Assistant Secretary
KEY EMPLOYEE
Dawn R. Olsen....................   44   Vice President and Controller

     Our executive officers are appointed by and serve at the discretion of our board of directors. Robert L. Antin and Arthur J. Antin are brothers. There are no other family relationships between any of our directors and/or any of our executive officers.

     ROBERT L. ANTIN, one of our founders, has served as our Chief Executive Officer, President and Chairman of the Board since our inception in 1986. From September 1983 until our founding, Mr. Antin was President, Chief Executive Officer, a director and co-founder of AlternaCare Corp., a publicly held company that owned, operated and developed freestanding out-patient surgical centers. From July 1978 until September 1983, Mr. Antin was employed as an officer by American Medical International, Inc., an owner and operator of health care facilities. While at American Medical International, Inc., Mr. Antin initially served as Director of Marketing of Professional Hospital Services, then as Director of New Business Development responsible for non-hospital related acquisitions and development, and then as a Vice President of American Medical International, Inc. and President of AMI Ambulatory Center, Inc., a subsidiary of American Medical International, Inc. operating a chain of ambulatory care centers. Mr. Antin received his MBA with a certification in hospital and health administration from Cornell University.

     ARTHUR J. ANTIN, one of our founders, has served as our Chief Operating Officer, Senior Vice President, Secretary and director since our inception. From October 1983 to September 1986, Mr. Antin served as Director of Marketing/Investor Relations of AlternaCare Corp. At AlternaCare Corp., Mr. Antin developed and implemented marketing strategies for a network of outpatient surgical centers. Mr. Antin received an MA in Community Health from New York University.

     NEIL TAUBER, one of our founders, has served as our Senior Vice President of Development since our inception. From 1984 to 1986, Mr. Tauber served as the Director of Corporate Development at AlternaCare. At AlternaCare, Mr. Tauber was responsible for the acquisition of new businesses and syndication to hospitals and physician groups. From 1981 to 1984, Mr. Tauber served as Chief Operating Officer of MDM Services, a wholly owned subsidiary of Mediq, a publicly held health care company, where he was responsible for operating and


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developing a network of retail dental centers and industrial medical clinics.
Mr. Tauber holds an MBA from Wagner College.

     TOMAS W. FULLER joined us in January 1988 and served as Vice President and Controller until November 1990 when he became Chief Financial Officer, Vice President and Assistant Secretary. From 1980 to 1987, Mr. Fuller worked at Arthur Andersen LLP, the last two years of which he served as audit manager. Mr. Fuller received his BA in business/economics from the University of California at Los Angeles.

     DAWN R. OLSEN joined us in January 1997 as Vice President, Controller. From April 1996 to December 1996, Ms. Olsen worked as an independent consultant at the Rand Corporation. From November 1993 to March 1996, Ms. Olsen served as Senior Vice President, Controller of Optel, Inc., a privately held telecommunications company. From 1987 to 1993, Ms. Olsen served as Assistant Controller and later as Vice President, Controller of Qintex Entertainment, Inc., a publicly held television film distribution and production company. From 1981 to 1987, Ms. Olsen worked at Arthur Andersen LLP, the last year of which she served as audit manager. Ms. Olsen is a certified public accountant and received her BS in business/accounting from California State University, Northridge.

     JOHN M. BAUMER has served as our director since September 2000. Mr. Baumer is a partner of Leonard Green & Partners, where he has been employed since May 1999. Prior to joining Leonard Green & Partners, he served as a Vice President in the Corporate Finance Division of Donaldson, Lufkin & Jenrette Securities Corporation, or DLJ in Los Angeles. Prior to joining DLJ in 1995, Mr. Baumer worked at Fidelity Investments and Arthur Andersen. Mr. Baumer currently serves on the boards of directors of Intercontinental Art, Inc., Communication and Power Industries, Inc., Leslie's Poolmart, Inc., Phoenix Scientific, Inc. and Petco Animal Supplies, Inc. Mr. Baumer is a 1990 graduate of the University of Notre Dame. He received his MBA from the Wharton School at the University of Pennsylvania.

     JOHN G. DANHAKL has served as our director since September 2000. Mr. Danhakl is a partner of Leonard Green & Partners. Prior to becoming a partner of Leonard Green & Partners in 1995, Mr. Danhakl was a Managing Director at DLJ and had been with DLJ since 1990. Prior to joining DLJ, Mr. Danhakl was a Vice President at Drexel Burnham Lambert from 1985 to 1990. Mr. Danhakl presently serves on the boards of directors of The Arden Group, Inc., Big 5 Holding Corp., Communications & Power Industries, Inc., TwinLab Corporation, Diamond Triumph Auto Glass, Inc., Liberty Group Publishing, Inc., Leslie's Poolmart, Inc. and Petco Animal Supplies, Inc., and on the board of managers of AsianMedia Group LLC. Mr. Danhakl is a graduate of the University of California at Berkeley. He received his MBA from the Harvard Business School.

     JOHN A. HEIL joined us as a director in February 2002 and served as a director for us from May 1995 to September 2000. Mr. Heil currently serves as President and Chief Executive Officer of United Pet Group, Inc., a manufacturer of pet products. Prior to joining United Pet Group, Mr. Heil spent twenty-four years with the H. J. Heinz Company in various general management and sales/marketing positions including President and Managing Director of Heinz Pet Products, President of Heinz Specialty Pet Foods and Vice President Sales/Marketing of StarKist Seafood. Mr. Heil holds a BA in economics from Lycoming College.

     PETER J. NOLAN has served as our director since September 2000. Mr. Nolan became a partner of Leonard Green & Partners in April 1997. Mr. Nolan previously served as Managing Director and Co-Head of DLJ's Los Angeles Investment Banking Division since 1990. Prior to that, Mr. Nolan had been a First Vice President in corporate finance at Drexel Burnham Lambert since 1986. Before 1986, Mr. Nolan was a Vice President at Prudential Securities, Inc. where he had worked from 1982 to 1986, after working as an Associate at the Manufacturers Hanover Trust. He presently serves on the boards of directors of Liberty Group Publishing, Inc., Contractors Source, Inc., White Cap Industries, Inc., AsianMedia Group LLC, and M2 Automotive. Mr. Nolan is a graduate of Cornell University with a BS in Agricultural Economics and Finance. He received his MBA from Cornell University.

     FRANK REDDICK joined us as a director in February 2002. Mr. Reddick is a member of the California Bar and a partner in the Los Angeles office of Akin Gump Strauss Hauer & Feld LLP, where he has served as chair of the Los Angeles corporate practice group since January 2001. Before joining Akin Gump Strauss Hauer & Feld LLP, Mr. Reddick served as chair of the corporate practice group and managing partner of the Los Angeles-based



                                    Page 65
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law firm of Troop Steuber Pasich Reddick & Tobey, LLP. Mr. Reddick is
principally engaged in the practice of corporate and securities law, with a concentration on corporate finance, mergers and acquisitions, joint ventures and other strategic alliances. Mr. Reddick holds a JD from the University of California, Hastings College of the Law.

BOARD OF DIRECTORS AND COMMITTEES

     Our board of directors consists of eight members. In accordance with the provisions of our certificate of incorporation, the terms of office of our board of directors are divided into three classes. As a result, a portion of our board of directors will be elected each year. The division of the three classes and their respective election dates are as follows:

     o the class I directors' term will expire at our annual meeting of stockholders to be held in 2003;

     o the class II directors' term will expire at our annual meeting of stockholders to be held in 2004; and

     o the class III directors' term will expire at our annual meeting of stockholders to be held in 2005.

     At each annual meeting of our stockholders, the successors to directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. In addition, our bylaws provide that the authorized number of directors may be changed by resolution duly adopted by the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors.

     We pay our non-employee directors who are not affiliated with Leonard Green & Partners, L.P. $1,000 for each Board meeting attended in person or committee meeting attended in person which is not held on the same day as a Board meeting, including reimbursement for out-of-pocket expenses incurred in attending. Upon appointment to the Board, each non-employee director receives an initial grant of ten-year options to purchase 15,000 shares of common stock at the fair market value of the common stock on the date of grant, which options vest in two equal annual installments on the anniversary date of the grant. In addition, each non-employee director receives an annual automatic grant of ten-year options to purchase 5,000 shares of common stock at the fair market value of the common stock on the date of grant, which options vest one year after the date of grant.

     The Board of Directors held three meetings during fiscal 2001. The Board of Directors has an Audit Committee and a Compensation Committee. It currently does not have a Nominating Committee.

     The Audit Committee currently consists of John Baumer, John Heil and Frank Reddick. The Audit Committee engages and oversees our independent auditor, approves the compensation payable to our independent auditor, pre-approves all audit and non-audit services provided by any independent auditor, reviews and determines the scope of the audit to be conducted by the independent auditor, reviews and approves all related party transactions and periodically meets separately with the independent auditor and our Chief Financial Officer to review matters relating to our financial statements, our critical accounting policies, the judgments which members of our management make in applying those critical accounting policies and our system of internal accounting controls, and reports its recommendations as to the approval of our financial statements to the Board of Directors. The role and responsibilities of the Audit Committee are more fully set forth in a written Charter adopted by the Board of Directors. The Audit Committee was formed and its members appointed in February 2002. Therefore, the Audit Committee did not hold any meetings during fiscal 2001.

     The Compensation Committee currently consists of John M. Baumer and Frank Reddick. The Compensation Committee is responsible for considering and making recommendations to the Board of Directors or its other committees regarding executive compensation. Following review and approval by the committee, determinations pertaining to executive compensation will be submitted to the full Board of Directors for approval. In connection with its deliberations, the committee will seek, and will be significantly influenced by, the views of the Chief Executive Officer with respect to appropriate compensation levels of the other officers. The Compensation Committee was formed and its members appointed in April 2002. Therefore, the Compensation Committee did not hold any meetings during fiscal 2001.



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     All directors attended 75% or more of all the meetings of the Board of
Directors during fiscal 2001.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     During the last fiscal year, none of our executive officers served as a member of the board of directors or compensation committee of any entity that has or has had one or more executive officers serving as a member of our board of directors or compensation committee.



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                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth information regarding beneficial ownership of our common stock as of November 30, 2002, prior to and after giving effect to this offering, with respect to:

     o    each of our directors;

     o    each of our executive officers;

     o    all of our directors and executive officers as a group;

     o all other stockholders known by us to beneficially own more than 5% of our outstanding common stock; and

     o    the selling stockholders.

     Beneficial ownership is determined in accordance with the rules of the Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of the date as of which this information is provided, and not subject to repurchase as of that date, are deemed outstanding. These shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of any other person.

     Except as indicated in the notes to this table, and except pursuant to applicable community property laws, each stockholder named in the table has sole voting and investment power with respect to the shares shown as beneficially owned by them. Percentage ownership is based on 36,765,273 shares of common stock outstanding on November 30, 2002, and 40,065,273 shares of common stock outstanding after the completion of this offering. This table assumes no exercise of the underwriter's over-allotment option. Unless otherwise indicated, the address for each of the stockholders listed below is c/o VCA Antech, Inc., 12401 West Olympic Boulevard, Los Angeles, California 90064.

                                                    SHARES OF COMMON STOCK                   SHARES OF COMMON STOCK
                                                   BENEFICIALLY OWNED PRIOR                 BENEFICIALLY OWNED AFTER
                                                          TO OFFERING                            OFFERING (1)
                                                   ------------------------    SHARES       -----------------------
                                                    NUMBER OF    PERCENT OF     BEING       NUMBER OF    PERCENT OF
                                                     SHARES        CLASS       OFFERED       SHARES        CLASS
                                                   -----------   ----------   ---------     ---------    ----------
Green Equity Investors III, L.P. (2)............    10,508,139        28.6%   1,807,543     8,700,596       21.7%
   11111 Santa Monica Boulevard,
   Suite 2000
   Los Angeles, California 90025

California Public Employees' Retirement
   System.......................................     2,109,680         5.7    1,054,840     1,054,840        2.6
   400 P. Street
   Lincoln Plaza, Suite 3492
   Sacramento, CA  95814-2749

Robert L. Antin (3).............................     1,851,880         5.0                  1,851,880        4.6
Arthur J. Antin (4).............................       731,902         2.0           --       731,902        1.8
Tomas W. Fuller (5).............................       212,743           *           --       212,743          *
Neil Tauber (6).................................        69,995           *           --        69,995          *
Dawn R. Olsen (7)...............................        25,362           *           --        25,362          *
John M. Baumer (8)..............................    10,508,139        28.6    1,807,543     8,700,596       21.7
John G. Danhakl (8).............................    10,508,139        28.6    1,807,543     8,700,596       21.7
John A. Heil....................................            --           *           --            --          *
Peter J. Nolan (8)..............................    10,508,139        28.6    1,807,543     8,700,596       21.7



                                    Page 68



Frank Reddick (9)...............................         4,167           *           --         4,167          *

Capital d'Amerique CDPQ, Inc....................       949,349         2.6      474,675       474,674        1.2
   2001 McGill College Avenue
   6th Floor
   Montreal, Quebec H3A 1G1

Procific........................................       949,349         2.6      474,675       474,674        1.2
   P.O. Box 7106
   125 Corniche Street
   Abu Dhabi
   United Arab Emirates

Northwestern Mutual.............................       623,241         1.7      623,241            --          *
   720 East Wisconsin Avenue
   Milwaukee, WS  53202

TCW/Crescent Mezzanine Partners II, L.P.........       290,095           *      290,095            --          *
TCW/Crescent Mezzanine Trust II.................        70,326           *       70,326            --          *
TCW/Leveraged Trust, L.P........................        30,038           *       30,038            --          *
TCW/Leveraged Trust II, L.P.....................        30,038           *       30,038            --          *
TCW/Leveraged Trust IV, L.P.....................        30,038           *       30,038            --          *
   c/o TCW/Crescent/Mezzanine
   11100 Santa Monica Boulevard,
   Suite 2000
   Los Angeles, CA  90025

GS Mezzanine Partners II, L.P...................       624,147         1.7      624,147            --          *
GS Mezzanine Partners II Offshore, L.P..........       190,345           *      190,345            --          *
   c/o Goldman, Sachs & Co.
   85 Broad Street, 10th Floor
   New York, New York 10004

All directors and executive officers as a group
   (11 persons) (10)............................    13,404,188        36.5%   1,807,543    11,596,645       28.9%

*        Indicates less than one percent.
_______________________

(1) Green Equity Investors III, L.P. has granted to the underwriters an option to purchase 850,000 additional shares to cover the over-allotment of shares.

(2)  Green Equity Investors III, L.P. is managed by Leonard Green & Partners,
     L.P.

(3) Includes: (a) 250,000 shares held by family trusts established for the benefit of Mr. Robert L. Antin's family, and for which Mr. Robert L. Antin disclaims beneficial ownership; (b) 60,000 shares held by Mr. Arthur J. Antin for the benefit Mr. Robert L. Antin's minor children pursuant to the California Uniform Gifts to Minors Act, and for which Mr. Robert L. Antin disclaims beneficial ownership; and (c) 10,000 shares of common stock reserved for issuance upon exercise of stock options which are or will become exercisable on or before January 29, 2003.

(4) Includes: (a) 250,000 shares held by Mr. Arthur J. Antin as trustee of family trusts established for the benefit of Mr. Robert L. Antin's family, and for which Mr. Arthur J. Antin disclaims beneficial ownership;



                                    Page 69



     (b) 60,000 shares held by Mr. Arthur J. Antin as custodian for Mr. Robert
     L. Antin's minor children pursuant to the California Uniform Gifts to Minors Act, and for which Mr. Arthur J. Antin disclaims beneficial ownership; and (c) 21,897 shares of common stock reserved for issuance upon exercise of stock options which are or will become exercisable on or before January 29, 2003.

(5) Includes 13,333 shares of common stock reserved for issuance upon exercise of stock options which are or will become exercisable on or before January 29, 2003.

(6) Includes 20,000 shares of common stock reserved for issuance upon exercise of stock options which are or will become exercisable on or before January 29, 2003.

(7) Includes 5,367 shares of common stock reserved for issuance upon exercise of stock options which are or will become exercisable on or before January 29, 2003.

(8) Each of John M. Baumer, John G. Danhakl and Peter J. Nolan is a partner of Leonard Green & Partners, L.P. As such, Messrs. Baumer, Danhakl and Nolan may be deemed to have shared voting and investment power with respect to all shares held by Leonard Green & Partners, L.P. These individuals disclaim beneficial ownership of the securities held by Leonard Green & Partners, L.P., except to the extent of their respective pecuniary interests therein.

(9) Consists of 4,167 shares of common stock reserved for issuance upon exercise of stock options which are or will become exercisable on or before January 29, 2003.

(10) Includes 74,764 shares of common stock reserved for issuance upon exercise of options which are or will become exercisable on or before January 29, 2003.

                          DESCRIPTION OF CAPITAL STOCK

     This prospectus contains a summary of the material terms of our capital stock. The following description of our capital stock is subject to, and qualified in its entirety by, our certificate of incorporation and bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and by the provisions of applicable Delaware law.

     Our authorized capital stock consists of 75,000,000 shares of common stock, par value $.001 per share, and 11,000,000 shares of preferred stock, par value $.001 per share. As of December 31, 2002, 36,765,739 shares of our common stock are outstanding and held of record by approximately 97 holders of record and no shares of our preferred stock are outstanding.

COMMON STOCK

     VOTING RIGHTS. The holders of common stock are entitled to one vote per share on all matters submitted to a vote of our stockholders. The common stock does not have cumulative voting rights.

     DIVIDENDS. Subject to preferences that may be applicable to any preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive ratably any dividends out of assets legally available therefor as our board of directors may from time to time determine. For a description of our dividend policy, please refer to the information in this prospectus under the heading "Dividend Policy."

     LIQUIDATION AND DISSOLUTION. Upon our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in all assets remaining after payment of all liabilities and the liquidation preference of any then outstanding shares of preferred stock.

     NO PREEMPTIVE OR SIMILAR RIGHTS. Holders of our common stock have no right preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock.

     Holders of shares of the common stock are not required to make additional capital contributions. All outstanding shares of common stock are fully paid and nonassessable.

REGISTRATION RIGHTS

     Under our stockholders agreement, the holders of _________ shares of common stock, or their transferees, will be entitled to register these shares under the Securities Act. The provisions of the stockholders agreement provide that the holders may demand that we file a registration statement under the Securities Act covering some or all of the holder's registrable securities. The stockholder agreement limits the number of demand registrations that we are required to make on behalf of the holders. In an underwritten offering, the managing underwriter has the right, subject to specified conditions, to limit the number of registrable securities.

     In addition, holders have "piggyback" registration rights. If we propose to register any of our equity securities under the Securities Act other than pursuant to demand registration right noted above or specified excluded registrations, holders may require us to include all or a portion of their registrable securities in the registration and in any related underwriting. In an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions, to limit the number of registrable securities.

     In general, we will bear all fees, costs and expenses of registrations, other than underwriting discounts and commissions.

ANTI-TAKEOVER PROVISIONS OF DELAWARE LAW

     We are subject to Section 203 of the Delaware General Corporation Law.
Section 203 provides that specified persons who, together with affiliates and associates, own, or within three years did own, 15% or more of the outstanding voting stock of a corporation cannot engage in specified business combinations with the corporation for a period of three years after the date on which the person became an interested stockholder, unless:

     o prior to the date, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

     o upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock of the corporation outstanding at the time the transaction commenced, excluding those shares owned by persons who are directors and also officers, and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

     o on or subsequent to the date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

     Section 203 defines "business combination" to include:

     o any merger or consolidation involving the corporation and the interested stockholder;

     o any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

     o subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; or

     o the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

ANTI-TAKEOVER PROVISIONS OF OUR CHARTER

     Our bylaws provide that candidates for director may be nominated only by the board of directors or by a stockholder who gives written notice to us no later than 90 days prior nor earlier than 120 days prior to the first anniversary of the last annual meeting of stockholders. The board of directors may consist of one or more members to be determined from time to time by the board of directors. The board of directors currently consists of eight members divided into three different classes. As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective terms. Between stockholder meetings, the board of directors may appoint new directors to fill vacancies or newly created directorships.

     Our certificate of incorporation requires that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by a consent in writing. Our certificate of incorporation also provides that the authorized number of directors may be changed only by resolution of the board of directors. Delaware law and these charter provisions may have the effect of deterring hostile takeovers or delaying changes in control of our management, which could depress the market price of our common stock.

INDEMNIFICATION OF DIRECTORS AND OFFICERS AND LIMITATION OF LIABILITY

     Our certificate of incorporation and bylaws allow us to eliminate the personal liability of our directors and to indemnify directors and officers to the fullest extent permitted by the Delaware General Corporation law.

     We also entered into indemnity agreements with each of our directors and officers, which provide for mandatory indemnity of an officer or director made party to a "proceeding" by reason of the fact that he or she is or was a director of ours, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to our best interests. These agreements also obligate us to advance expenses to a director provided that he or she will repay advanced expenses in the event he or she is not entitled to indemnification. Directors are also entitled to partial indemnification, and indemnification for expenses incurred as a result of acting at our request as a director, officer or agent of an employee benefit plan or other partnership, corporation, joint venture, trust or other enterprise owned or controlled by us.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the above statutory provisions or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission that indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is U.S. Stock Transfer Corporation.

LISTING

     Our common stock is quoted on The Nasdaq Stock Market's National Market under the symbol "WOOF."

                       DESCRIPTION OF CERTAIN INDEBTEDNESS

AMENDED SENIOR CREDIT FACILITY

     We, through our wholly owned subsidiary, have a senior secured credit facility, dated as of September 20, 2000, with the lenders party thereto, Goldman Sachs Credit Partners, L.P., as syndication agent, and Wells Fargo Bank, N.A., as administrative agent. On August 29, 2002, we amended our senior credit facility to refinance our existing senior term A and senior term B notes with an equal principal amount of senior term C notes which bear a lower interest rate than the weighted average interest rate for the senior term A and B notes. On October 24, 2002, we issued $25.0 million principal amount of additional senior term C notes to repay existing debt.

     STRUCTURE. As amended, the senior credit facility consists of a revolving facility and senior term C notes. Under the revolving facility, up to $50.0 million may be borrowed and the lesser of (1) $5.0 million or (2) the aggregate unused amount of the revolving facility then in effect may be borrowed under a "swing line" facility on same-day notice to the lenders. In December 2002, we borrowed $7.5 million under our revolving credit facility, which remains outstanding.

     MATURITY. We are required to repay the amounts borrowed under our senior term C notes in quarterly installments. The aggregate scheduled principal payments are $420,000, $1.7 million, $1.7 million, $1.7 million, $21.4 million, $80.5 million and $60.4 million for the fourth quarter ended December 31, 2002 and the years 2003 through 2008, respectively. Our senior term C notes mature on September 30, 2008.

     The entire outstanding principal amount under the revolving facility is due on September 20, 2006.

     Mandatory prepayments under our senior term C notes are applied pro rata to each required quarterly payment, subject to a lender's ability to waive a senior term C note payment and have it applied to other facilities. Our senior term C notes and revolving facility may be voluntarily prepaid in whole or in part without premium or penalty.

     As of September 30, 2002, the outstanding principal amount due under our senior credit facility is $142.7 million.

     GUARANTEES AND SECURITY. Our obligations under the senior credit facility are guaranteed by us and our wholly owned, consolidated subsidiaries. The borrowings under the senior credit facility and the subsidiary guarantees are secured by substantially all of our consolidated assets. In addition, borrowings under the senior credit facility are secured by a pledge of substantially all of the capital stock, or similar equity interests, of our wholly owned, consolidated subsidiaries.

     INTEREST RATE. In general, borrowings under the senior credit facility bear interest based, at our option, on either:

     o the base rate (as defined below) plus a margin ranging from 1.00% to 2.25% per annum for the revolving facility and a margin of 2.00% per annum for the senior term C notes; or

     o the adjusted eurodollar rate (as defined below) plus a margin ranging from 2.00% to 3.25% per annum for the revolving facility and a margin of 3.00% per annum for the senior term C notes.

     The base rate is the higher of Wells Fargo's prime rate or the federal funds rate plus 0.5%. The adjusted eurodollar rate is defined as the rate per annum obtained by dividing (1) the rate of interest offered to Wells Fargo on the London interbank market by (2) a percentage equal to 100% minus the stated maximum rate of all reserve requirements applicable to any member bank of the Federal Reserve System in respect of "eurocurrency liabilities."

     Swing line borrowings bear interest at the base rate, plus a margin ranging from 1.00% to 2.25%.

     COVENANTS. The senior credit facility contains financial covenants that require us to satisfy, on a consolidated basis, specified quarterly financial tests, including:

     o    a minimum consolidated interest expense coverage ratio;

     o    a minimum fixed charge coverage ratio;

     o    a maximum consolidated senior leverage ratio; and

     o    a maximum consolidated total leverage ratio.

     The senior credit facility also contains a number of other customary covenants that restrict our ability to:

     o    dispose of assets;

     o    incur additional debt;

     o prepay other debt, subject to specified exceptions, or amend specified debt instruments;

     o    pay dividends;

     o    create liens on assets;

     o    make investments, loans or advances;

     o    make acquisitions;

     o    engage in mergers or consolidations;

     o    change the business conducted by us;

     o    engage in sale and leaseback transactions;

     o purchase shares of the outstanding common stock of our wholly owned subsidiary; make capital expenditures or engage in transactions with affiliates; and

     o    otherwise undertake various corporate activities.

     EVENTS OF DEFAULT. The senior credit facility also contains customary events of default, including defaults based on:

     o nonpayment of principal, interest or fees when due, subject to specified grace periods;

     o    cross-defaults to other debt;

     o    breach of specified covenants;

     o    material inaccuracy of representations and warranties;

     o    specified other defaults under other credit documents;

     o    events of bankruptcy and insolvency;

     o    material judgments;

     o    dissolution and liquidation;

     o    specified occurrences relating to subordinated debt;

     o    change in control; and

     o    invalidity of any guaranty or security interest.

     CHANGE OF CONTROL. A change of control will trigger an event of default and permit the acceleration of the senior credit facility debt. A change of control will occur if:

     o certain specified persons, including Leonard Green & Partners, its affiliated co-investors and management investors, collectively cease to own and control at least 35% on a fully diluted basis of the voting interests in our capital stock;

     o any person or group has acquired ownership of a percentage greater than that owned by Leonard Green & Partners, its affiliated co-investors and management investors collectively, on a fully diluted basis of the voting interests in our capital stock;

     o any person or group has obtained the power to elect a majority of the members of our board of directors;

     o Leonard Green & Partners and its affiliated co-investors collectively cease to beneficially own and control on a fully diluted basis a percentage of the voting interests in our capital stock greater than any other person or group;

     o we cease to beneficially own and control 100% of the capital stock of our wholly owned subsidiary;

     o the majority of the seats on the board of directors of our wholly owned subsidiary cease to be occupied by persons who either were members of its board of directors on September 20, 2000, or were nominated for election by its board of directors, a majority of whom were directors on September 20, 2000, or whose election or nomination for election was previously approved by a majority of these directors; or

     o any change of control has occurred under our outstanding 15.5% senior notes.

15.5% SENIOR NOTES

     On September 20, 2000, we issued $100.0 million principal amount of 15.5% senior notes due 2010 pursuant to an indenture of the same date with Chase Manhattan Bank and Trust Company, National Association, as trustee.

     INTEREST RATE. Interest on the 15.5% senior notes is payable semi-annually in arrears in cash, commencing March 31, 2001, at the rate of 15.5% per annum; provided that on any semi-annual interest payment date prior to September 20, 2005, we have the option to pay all or any portion of the interest payable on said date by issuing additional 15.5% senior notes in a principal amount equal to the interest we elect not to pay in cash on that date; and further provided, however, that if we fail timely to meet specified obligations to holders of the 15.5% senior notes as set forth in a registration rights agreement dated as of September 20, 2000, interest on the 15.5% senior notes may increase by up to 1% per annum. As of September 30, 2002, we have issued an aggregate of $25.9 million in additional 15.5% senior notes to pay interest.

     GUARANTEE. The 15.5% senior notes are general unsecured and unsubordinated obligations that mature on September 20, 2010.

     REDEMPTION. The 15.5% senior notes have the following specified optional redemption provisions:

     o An aggregate principal amount of at least $5 million of the 15.5% senior notes may be prepaid, at our option in whole or in part, at any time on or after September 20, 2003, initially at 107.5% of their principal amount at maturity and declining in annual increments to 101.55% of that principal amount on and after September 20, 2009, in each case plus accrued interest.

     o The 15.5% senior notes may be prepaid, at our option, in their entirety, concurrently with the consummation of a public offering of our common stock or a change of control, on or after September 20, 2002 and prior to September 20, 2003, at a price of 110% of the principal amount plus accrued interest.

     In 2001, upon the consummation of our initial public offering and our wholly owned subsidiary's concurrent debt offering, and the underwriters' exercise of their over-allotment option, we used $66.6 million to repay approximately $59.1 million of the outstanding principal amount of our 15.5% senior notes at a redemption price of 110% of the principal amount, plus accrued and unpaid interest. As of September 30, 2002, the principal amount outstanding under our 15.5% senior notes was $66.7 million. On October 24, 2002, we used the funds acquired from additional borrowings under our senior credit facility, together with cash on hand, to repay $30.0 million of the remaining outstanding principal amount of our 15.5% senior notes at a redemption price of 110% of the principal amount, plus accrued and unpaid interest. This repayment reduced the outstanding principal amount of these notes to $36.7 million. Upon the consummation of this offering, we intend to repay the entire outstanding principal amount of our 15.5% senior notes at a redemption price of 110% of the principal amount, for an aggregate of $40.4 million, plus accrued and unpaid interest.

     The 15.5% senior notes are also subject to partial mandatory redemption, without premium, on any interest payment date occurring after September 20, 2005, in an aggregate amount equal to the difference, if any, between

     o the aggregate amount which would be includable in the holders' gross income for federal income tax purposes with respect to the 15.5% senior notes before that interest payment date, and

     o    the sum of the following:

          o the aggregate amount of interest paid in cash under the 15.5% senior notes before that interest payment date, and

          o the product of the issue price of all of the 15.5% senior notes (as determined under United States Treasury Regulations Sections 1.1273-2(a)) multiplied by 17.25%.

     Any such partial mandatory redemption has been expressly subordinated in time and right of payment by the holders of the 15.5% senior notes to the prior payment in full of all obligations under the credit facility, as it may be supplemented, replaced, restructured, refinanced or otherwise modified from time to time.

     COVENANTS. The indenture contains a number of covenants, including a provision regarding a change of control. A change of control will occur upon:

     o the sale, lease, transfer, conveyance or other disposition of substantially all of our assets and those of our subsidiaries to a person other than persons affiliated with Leonard Green & Partners, specified equity investors and management investors;

     o the adoption of a plan relating to our liquidation or dissolution or the liquidation or dissolution of our wholly owned subsidiary;

     o    the consummation of any transaction as result of which,

          o prior to the 15.5% senior notes being registered or exchanged for registered notes,

               o persons, including Leonard Green & Partners, its affiliated co-investors and management investors, collectively own less than 40% of the voting interests in our capital stock; or

               o Leonard Green & Partners and its affiliates own less than 20% of the voting interests in our capital stock; or

          o we cease to own directly 100% of the outstanding equity of our wholly owned subsidiary; or

          o any person or group, other than Leonard Green & Partners, its affiliated co-investors and management investors has acquired beneficial ownership of 35% or more on a fully diluted basis of the aggregate voting interest attributable to all of our outstanding capital stock and Leonard Green & Partners, its affiliated co-investors and management investors have less voting power than that person or group; or

     o the first day on which a majority of our board of directors are not directors who were directors on September 20, 2000 or whose election or nomination was previously approved by a majority of those directors.

     In the event of a change of control event, or in the event of specified dispositions of the assets by us or our subsidiaries, the proceeds of which are neither used to repay the senior credit facility, the 15.5% senior notes or to acquire long term assets, we are required to offer to repurchase the 15.5% senior notes at a purchase price equal to 101% (in the case of a specified change of control) or 100% (in the case of a specified disposition of assets) of the principal amount thereof, in each case plus accrued interest.

     The indenture governing the 15.5% senior notes also contains covenants that restrict our ability to:

     o    incur additional debt;

     o    incur specified liens on our assets;

     o    pay dividends on stock or repurchase stock;

     o    make investments;

     o    engage in specified transactions with affiliates;

     o create or permit to exist specified dividend or payment restrictions affecting subsidiaries;

     o    engage in specified sale/lease-back transactions;

     o sell all or substantially all of their assets or merge with or into other companies; and

     o engage in business activities unrelated to activities engaged in at the original date of issuance of the 15.5% senior notes.

     EVENTS OF DEFAULT. The indenture governing the 15.5% senior notes also provides for various defaults, including:

     o failure to pay interest on the 15.5% senior notes when due after a specified grace period;

     o failure to pay any principal on the 15.5% senior notes when the same becomes due at maturity, upon redemption or otherwise;

     o failure to observe or perform any other covenant or agreement in the indenture governing the 15.5% senior notes where that failure continues for 30 days after actual knowledge thereof by a senior officer; and

     o failure to pay at final maturity or other default leading to actual acceleration with respect to other indebtedness having an aggregate principal amount of $7.5 million or more.

9.875% SENIOR SUBORDINATED NOTES

     On November 27, 2001, we, through our wholly owned subsidiary, issued $170.0 million principal amount of 9.875% senior subordinated notes due 2009 pursuant to an indenture of the same date with Chase Manhattan Bank and Trust Company, National Association, as trustee. On June 13, 2002, we completed an exchange offer in which these notes were exchanged for notes registered under the Securities Act.

     INTEREST RATE. Interest on the 9.875% senior subordinated notes is payable in cash, semi-annually in arrears, commencing June 1, 2002, at the rate of 9.875% per annum; provided, however, that if we fail timely to meet specified obligations to holders of the 9.875% senior subordinated notes, as set forth in a registration rights agreement dated as of November 27, 2001, interest on the 9.875% senior subordinated notes may increase by up to 1% per annum.

     GUARANTEE. The 9.875 % senior subordinated notes are general unsecured and subordinated obligations, and are guaranteed by our wholly owned, consolidated subsidiaries, that mature on December 1, 2009. The 9.875% senior subordinated notes rank junior in right of payment to our senior credit facility, our 15.5% senior notes and all of our other existing and future senior indebtedness and that of our subsidiaries. The 9.875% senior subordinated notes rank senior in right of payment solely to future indebtedness which is expressly subordinated to the 9.875% senior subordinated notes.

     REDEMPTION. The 9.875% senior subordinated notes have specified optional redemption provisions:

     o in whole or in part, at any time on or after December 1, 2005, initially at 104.938% of their principal amount at maturity and declining in annual increments to 100.0% of that principal amount on and after December 1, 2008, in each case plus accrued interest; or

     o up to 35% of the aggregate principal amount of the 9.875% senior subordinated notes, at any time prior to November 1, 2004, from the proceeds of a public offering of our common stock and within 90 days of the closing of that public offering, at a price of 109.875% of the principal amount plus accrued interest; provided that, after giving effect to the prepayment, at least 65% of the original principal amount of the senior subordinated notes issued on November 27, 2001, remains outstanding.

     As of September 30, 2002, the outstanding principal amount due under our 9.875% senior subordinated notes was $170.0 million.

     COVENANTS. The indenture contains a number of covenants, including a provision regarding a change of control. A change of control will occur upon:

     o the sale, lease, transfer, conveyance or other disposition of substantially all of our assets and our subsidiaries to a person other than specified persons affiliated with Leonard Green & Partners, specified equity investors and management investors;

     o the adoption of a plan relating to our liquidation or dissolution or the liquidation or dissolution of our wholly owned subsidiary;

     o we cease to own directly 100% of the outstanding equity of our wholly owned subsidiary,

     o any person or group, other than Leonard Green & Partners, its affiliated co-investors and management investors, has acquired beneficial ownership of 35% or more on a fully diluted basis of the aggregate voting interest attributable to all of our outstanding capital stock and Leonard Green & Partners, its affiliated co-investors and management investors have less voting power than that person or group; or

     o the first day on which a majority of our board of directors are not directors who were directors on September 20, 2000, or whose election or nomination was previously approved by a majority of these directors.

     In the event of a change of control event, or in the event of specified dispositions of assets by us or our subsidiaries, the proceeds of which are neither used to repay the senior credit facility, the 15.5% senior notes or to acquire long term assets, we are required to offer to repurchase the 9.875% senior subordinated notes at a purchase price equal to 101% (in the case of a specified change of control) or 100% (in the case of a specified disposition of assets) of the principal amount thereof, in each case plus accrued interest.

     The indenture governing the 9.875% senior subordinated notes also contains covenants that restrict the ability of our wholly owned subsidiary and our other indirect wholly owned subsidiaries to:

     o    incur additional debt;

     o    incur specified liens on our assets;

     o    pay dividends on stock or repurchase stock;

     o    make investments;

     o    engage in specified transactions with affiliates;

     o create or permit to exist specified dividend or payment restrictions affecting subsidiaries;

     o    engage in specified sale/lease-back transactions;

     o sell all or substantially all of their assets or merge with or into other companies; and

     o engage in business activities unrelated to activities engaged in at the original date of issuance of the 9.875% senior subordinated notes.

     EVENTS OF DEFAULT. The indenture governing the 9.875% senior subordinated notes also provides for various defaults, including:

     o failure to pay interest on the 9.875% senior subordinated notes when due (after a specified grace period);

     o failure to pay any principal on the 9.875% senior subordinated notes when the same becomes due at maturity, upon redemption or otherwise;

     o failure to observe or perform any other covenant or agreement in the indenture governing the 9.875% senior subordinated notes where that failure continues for 30 or 60 days after actual knowledge thereof by a senior officer, depending on the nature of the covenant; and

     o failure to pay at final maturity or other default leading to actual acceleration with respect to other indebtedness having an aggregate principal amount of $10.0 million or more.

                                  UNDERWRITING

     We, the selling stockholders and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered in this offering. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co. and Credit Suisse First Boston Corporation are the representatives of the underwriters.

                        UNDERWRITERS                         NUMBER OF SHARES

Goldman, Sachs & Co......................................
Credit Suisse First Boston Corporation...................
                                                             ----------------
   Total.................................................       9,000,000
                                                             ================

     The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

     If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 1,350,000 shares from us and the selling stockholders to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

     The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us and the selling stockholders. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase 1,350,000 additional shares.

                                   PAID BY US
                                   ----------
                                                 NO EXERCISE      FULL EXERCISE
                                                 -----------      -------------
Per Share....................................... $                $
Total........................................... $                $


                         PAID BY THE SELLING STOCKHOLDERS
                         --------------------------------
                                                 NO EXERCISE      FULL EXERCISE
                                                 -----------      -------------
Per Share....................................... $                $
Total........................................... $                $

     Shares sold by the underwriters to the public will initially be offered at the initial price to public set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $[_______] per share from the initial price to public. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $[_______] per share from the initial price to public. If all the shares are not sold at the initial price to public, the representatives may change the offering price and the other selling terms.

     We, our directors, our executive officers and the selling stockholders have agreed with the underwriters not to sell, dispose of, loan, pledge or grant any rights to any shares of common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 90 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co. This agreement does not apply to any existing employee benefit plans.

     In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

     The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

     These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

     We estimate that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $674,754.

     We and the selling stockholders have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

     The offering is being conducted in accordance with the applicable provisions of Rule 2710(c)(8) of the National Association of Securities Dealers, Inc. Conduct Rules because affiliates of Goldman, Sachs & Co., one of the representatives, will receive more than 10% of the net proceeds from this offering. Rule 2710(c)(8) requires that the public offering price of the shares of common stock not be higher than that recommended by a "qualified independent underwriter" meeting specified standards. Accordingly, Credit Suisse First Boston Corporation is assuming the responsibilities of acting as the qualified independent underwriter in pricing the offering and conducting the due diligence. The public offering price of the shares of common stock will be no higher than the price recommended by Credit Suisse First Boston Corporation.

     As of December 31, 2002, GS Mezzanine Partners II, L.P. and GS Mezzanine Partners II Offshore, L.P., affiliates of Goldman, Sachs & Co., held an aggregate principal amount of $34.3 million of our 15.5% senior notes and an aggregate of 814,492 shares of our common stock. In October 2002, we repaid the entire outstanding principal amount of our 13.5% senior subordinated notes and $30.0 million in principal of our 15.5% senior notes. GS Mezzanine Partners II, L.P. and GS Mezzanine Partners II Offshore, L.P. received approximately $46.8 million, in the aggregate, in connection with the repayment of such debt. In addition, GS Mezzanine Partners II, L.P. and GS Mezzanine Partners II Offshore, L.P. are offering to sell an aggregate of 814,492 shares of common stock in this offering.

     Melina Higgins served as one of our directors until January 9, 2003, and she is the Chief Financial Officer of GS Mezzanine Partners II, L.P. and GS Mezzanine II Offshore, L.P.

     Some of the representatives or their affiliates have provided investment banking and advisory services for us from time to time for which they have received customary fees and reimbursements of expenses and may in the future provide additional services. In connection with our recapitalization, an affiliate of Goldman, Sachs & Co. acted as sole lead arranger and sole syndication agent for our senior credit facility and received customary fees in connection therewith. In addition, Credit Suisse First Boston Corporation provided advisory services in connection with our recapitalization and received customary fees for those services. Credit Suisse First Boston Corporation and Goldman, Sachs & Co. acted as representatives of the underwriters in connection with our initial public offering. In November 2001, Goldman, Sachs & Co. also acted as sole initial purchaser in connection with our wholly owned subsidiary's offering of $170.0 million aggregate principal amount of 9.875% senior subordinated notes due 2009. Credit Suisse First Boston Corporation and Goldman, Sachs & Co. received customary fees and commissions for their services.

                    U.S. TAX CONSEQUENCES TO NON-U.S. HOLDERS

OVERVIEW

     The following general discussion summarizes the material U.S. federal income and estate tax aspects of the acquisition, ownership and disposition of our common stock applicable to beneficial owners that are non-U.S. holders purchasing our common stock pursuant to this offering and that will hold our common stock as a capital asset (generally, property held for investment). In general, a "non-U.S. holder" is a beneficial owner of our common stock who is an individual or entity other than:

     o    a citizen or resident of the U.S.;

     o a corporation (including any entity taxable as a corporation) or partnership created or organized in or under the laws of the U.S. or any of its political subdivisions;

     o an estate the income of which is subject to U.S. federal income taxation regardless of its source;

     o a trust if a U.S. court is able to exercise primary supervision over administration of the trust and one or more of the individuals or entities described above have authority to control all substantial decisions of the trust; or

     o a trust that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

     This discussion is based upon the Internal Revenue Code of 1986, as amended, U.S. Treasury regulations, Internal Revenue Service rulings and pronouncements, judicial decisions and other applicable authorities, all as now in effect, all of which are subject to change (possibly on a retroactive basis). The discussion does not address aspects of U.S. federal taxation other than income and estate taxation and does not address all aspects of U.S. federal income and estate taxation, that may be relevant to non-U.S. holders that may be subject to special treatment under such law, such as insurance companies, tax-exempt organizations, financial institutions, dealers in securities or currencies, partnerships, holders whose "functional currency" is not the U.S. dollar, holders of securities held as part of a straddle, hedge or conversion transaction, U.S. expatriates, controlled foreign corporations, passive foreign investment companies or foreign personal holding companies. The discussion also does not address U.S. state or local or foreign tax consequences. We have not sought, and will not seek, any ruling from the IRS with respect to the tax consequences discussed in this prospectus, and there can be no assurance that the IRS will not take a position contrary to the tax consequences discussed below or that any positions taken by the IRS would not be sustained.

     INVESTORS CONSIDERING THE PURCHASE OF OUR COMMON STOCK ARE URGED TO CONSULT THEIR TAX ADVISORS CONCERNING THE APPLICATION OF U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL OR FOREIGN TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

DIVIDENDS

     Subject to the discussion below under "--Income or Gains Effectively Connected With a U.S. Trade or Business," if any dividend is paid on our common stock, the gross amount of such dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30 percent rate, or a lower rate prescribed by an applicable tax treaty.

     A non-U.S. holder who wishes to claim the benefit of an applicable treaty rate (and avoid backup withholding as discussed below) will be required to satisfy applicable certification and other requirements. If a non-U.S. holder holds our common stock through a foreign partnership or a foreign intermediary, the foreign partnership or foreign intermediary will also be required to comply with certain certification requirements. A non-U.S. holder who is eligible for a reduced rate of U.S. withholding tax under an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

DISPOSITION OF COMMON STOCK

     A non-U.S. holder generally will not be subject to U.S. federal income tax (including by way of withholding) on gains recognized on the sale, exchange or other disposition of our common stock unless (1) such non-U.S. holder is an individual who is present in the U.S. for 183 days or more in the taxable year of the sale, exchange or other disposition, and other required conditions are met; (2) such gain is effectively connected with the conduct by the non-U.S. holder of a trade or business in the U.S. and, if an applicable income tax treaty requires, is attributable to a U.S. permanent establishment maintained by the non-U.S. holder.

     Unless an applicable treaty provides otherwise, a non-U.S. holder described in clause (1) above will be subject to a flat 30% U.S. federal income tax on the gain realized on the sale, which may be offset by U.S. source capital losses. Gain described in clause (2) above will be subject to the U.S. federal income tax in the manner discussed below under "Income or Gains Effectively Connected With A U.S. Trade or Business."

INCOME OR GAINS EFFECTIVELY CONNECTED WITH A U.S. TRADE OR BUSINESS

     If a non-U.S. holder is engaged in a trade or business in the U.S. and if dividends on our common stock or gain realized on the sale, exchange or other disposition of our common stock is effectively connected with the non-U.S. holder's conduct of such trade or business (and, if an applicable tax treaty requires, is attributable to a U.S. permanent establishment maintained by the non-U.S. holder in the U.S.), the non-U.S. holder, although exempt from withholding tax (provided that the certification requirements discussed in the next sentence are met), will generally be subject to U.S. federal income tax on such dividends or gain on a net income basis in the same manner as if it were a U.S. holder. The non-U.S. holder will be required, under currently effective Treasury Regulations, to provide a properly executed Internal Revenue Service form W-8ECI or successor form in order to claim an exemption from U.S. withholding tax. In addition, if such non-U.S. holder is a foreign corporation, it may be subject to a branch profits tax equal to 30 percent (or such lower rate provided by an applicable U.S. income tax treaty) of a portion of its effectively connected earnings and profits for the taxable year.

ESTATE TAX

     Common stock owned, or treated as owned, by an individual non-U.S. holder at the time of death will be includable in the individual's gross estate for U.S. federal estate tax purposes and may be subject to U.S. federal estate tax, unless an applicable treaty provides otherwise.

BACKUP WITHHOLDING AND INFORMATION REPORTING

     A non-U.S. holder may have to comply with specific certification procedures to establish that the holder is not a U.S. person in order to avoid backup withholding tax requirements with respect to our payments of dividends on the common stock. The backup withholding tax rate currently is 30% (reduced to 29% for 2004 and 2005 and 28% for 2006 and later years). We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of any dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether any tax was actually withheld. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of a country in which the non-U.S. holder resides.

     Information reporting and backup withholding will generally not apply to payments of proceeds of a sale or other taxable disposition of our common stock effected outside the U.S. by a foreign office of a foreign broker. Both information reporting and backup withholding will apply, however, to payments of proceeds of a sale or other taxable disposition of our common stock effected outside the U.S. by a foreign office of a U.S. broker or a foreign broker with certain types of relationships to the U.S., unless the broker has documentary evidence in its records that the holder is a non-U.S. holder and certain conditions are met, or the holder otherwise establishes an exemption. Payment of the proceeds from a sale, exchange or other disposition by a non-U.S. holder made by or through the U.S. office of a broker is generally subject to information reporting and backup withholding unless the non-U.S.

holder certifies as to its non-U.S. status under penalties of perjury or otherwise establishes an exemption from information reporting and backup withholding.

     Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder of common stock will be allowed as a refund or credit against such holder's U.S. federal income tax provided that the required information is furnished to the Internal Revenue Service in a timely manner.

                                  LEGAL MATTERS

     The validity of the common stock will be passed upon for us by our legal counsel, Akin Gump Strauss Hauer & Feld LLP, Los Angeles, California. Skadden, Arps, Slate, Meagher & Flom, LLP, Los Angeles, California, is acting as legal counsel for the underwriters.

                                     EXPERTS

     Our consolidated financial statements and schedules as of December 31, 2001 and 2000, and for each of the years in the three-year period ended December 31, 2001, have been included in this registration statement in reliance upon the report of KPMG LLP, independent accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     We are incorporating by reference certain documents we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information in the documents incorporated by reference is considered to be part of this prospectus. Information in documents that we file with the SEC after the date of this prospectus will automatically update and supersede information in this prospectus. We incorporate by reference the documents listed below and any future filings we may make with the SEC under
Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus.

     o Our Annual Report on Form 10-K for the fiscal year ended December 31, 2001, filed with the SEC on March 29, 2002, as amended by our Form 10-K/A filed with the SEC on April 30, 2002;

     o Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2002, filed with the SEC on May 15, 2002;

     o Our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2002, filed with the SEC on August 14, 2002;

     o Our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2002, filed with the SEC on November 14, 2002;

     o Our Current Reports on Form 8-K filed with the SEC on February 22, 2002; April 26, 2002; May 14, 2002; June 13, 2002; June 19, 2002; July
          26, 2002; September 3, 2002; October 25, 2002 and November 14, 2002;
          and

     o The description of our common stock contained in our Form 8-A filed with the SEC on November 15, 2002, as amended by our Form 8-A/A filed with the SEC on November 16, 2002.

     Information contained in this prospectus supplements, modifies or supercedes, as applicable, the information contained in earlier-dated documents incorporated by reference. Information contained in later-dated documents incorporated by reference supplements, modifies or supersedes, as applicable, the information contained in this prospectus or in earlier-dated documents incorporated by reference.

     We have filed a registration statement on Form S-3 with the Securities and Exchange Commission regarding this offering. The registration statement of which this prospectus is a part contains additional relevant information about us and our capital stock and you should refer to the registration statement and its exhibits to read that information. References in this prospectus to any of our contracts or other documents are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contract or document.

     You may read and copy the registration statement, the related exhibits and the other material we file with the Securities and Exchange Commission at the Securities and Exchange Commission's Public Reference Room at 450 Fifth Street, N.W., Washington D.C. 20549. You can also request copies of those documents, upon payment of a duplication fee, by writing to the Securities and Exchange Commission. Please call the Securities and Exchange Commission at (800) SEC-0330 for further information on the operation of the public reference rooms. The Securities and Exchange Commission also maintains an internet site that contains reports, proxy and information statements and other information regarding issuers that file with the Securities and Exchange Commission. The site's address is WWW.SEC.GOV.

     We also will provide to you a copy of these filings at no cost. You may request copies of these filings by writing or telephoning us as follows: 12401 West Olympic Boulevard, Los Angeles, California 90064-1022, Attention, Chief Financial Officer, or 310-571-6500. In addition, you may access these filings at our website. Our website's address is WWW.VCAANTECH.COM.

     You should rely only on the information contained in this prospectus, including information incorporated by reference as described above, or any prospectus supplement or that we have specifically referred you to. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents or that any document incorporated by reference is accurate as of any date other than its filing date. You should not consider this prospectus to be an offer or solicitation relating to the securities in any jurisdiction in which such an offer or solicitation relating to the securities is not authorized. Furthermore, you should not consider this prospectus to be an offer or solicitation relating to the securities if the person making the offer or solicitation is not qualified to do so, or if it is unlawful for you to receive such an offer or solicitation.

                   FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

                        VCA ANTECH, INC. AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                 _______________

                                                                            PAGE

Report of Independent Public Accountants................................... F-2

Consolidated Balance Sheets as of December 31, 2001 and 2000............... F-3

Consolidated Statements of Operations for the Years Ended December 31,
   2001, 2000, and 1999.................................................... F-4

Consolidated Statements of Stockholders' Equity (Deficit) for the Years
   Ended December 31, 2001, 2000 and 1999 ................................. F-5

Consolidated Statements of Comprehensive Loss for the Years Ended
   December 31, 2001, 2000 and 1999........................................ F-6

Consolidated Statements of Cash Flows for the Years Ended December 31,
   2001, 2000 and 1999 .................................................... F-7

Notes to Consolidated Financial Statements................................. F-9

Schedule II - Valuation and Qualifying Accounts............................ F-44

Condensed, Consolidated Balance Sheets as of September 30, 2002 and
   December 31, 2001 (Unaudited)........................................... F-45

Condensed, Consolidated Statements of Operations for the Nine Months
   Ended September 30, 2002 and 2001 (Unaudited)........................... F-46

Condensed, Consolidated Statements of Cash Flows for the Nine Months
   Ended September 30, 2002 and 2001 (Unaudited)........................... F-47

Notes to Condensed, Consolidated Financial Statements...................... F-48




                                    Page F-1

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To The Board of Directors of VCA Antech, Inc.:

     We have audited the consolidated financial statements of VCA Antech, Inc. and subsidiaries as listed in the accompanying index. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule as listed in the accompanying index. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express and opinion on these consolidated financial statements and financial statement schedules based on our audit.

     We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management. as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of VCA Antech, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.



                                                          KPMG LLP

Los Angeles, California

August 16, 2002, except for Note 16,
as to which the date is November 7, 2002.



                                    Page F-2

                        VCA ANTECH, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

                        AS OF DECEMBER 31, 2001 AND 2000
                        (IN THOUSANDS, EXCEPT PAR VALUE)

                                                                            2001         2000
                                                                         ----------   ----------
ASSETS
Current assets:
      Cash and cash equivalents.....................................     $   7,103    $  10,519
      Trade accounts receivable, less allowance for uncollectible accounts of $5,241 and $4,110 at December 31, 2001 and
        2000, respectively..........................................        18,036       15,450
      Inventory.....................................................         4,501        5,773
      Prepaid expense and other.....................................         2,378        3,424
      Deferred income taxes.........................................         7,364        4,655
      Prepaid income taxes..........................................         2,782        9,402
                                                                         ----------   ----------
           Total current assets.....................................        42,164       49,223
Property and equipment, net.........................................        89,244       86,972
Other assets:
      Goodwill, net.................................................       317,262      310,185
      Covenants not to compete, net.................................         4,827       19,549
      Notes receivable, net.........................................         2,672        2,178
      Deferred financing costs, net.................................        11,380       13,373
      Other.........................................................           972        1,590
                                                                         ----------   ----------
           Total assets.............................................     $ 468,521    $ 483,070
                                                                         ==========   ==========
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
      Current portion of long-term obligations......................     $   5,159    $   5,756
      Accounts payable..............................................         7,313        8,393
      Accrued payroll and related liabilities.......................        11,717        8,335
      Accrued interest .............................................         2,254        1,622
      Accrued recapitalization costs................................         1,322        3,459
      Other accrued liabilities.....................................        15,029       11,606
                                                                         ----------   ----------
           Total current liabilities................................        42,794       39,171
Long-term obligations, less current portion.........................       379,173      356,993
Deferred income taxes...............................................         1,684        8,484
Other liabilities...................................................          --          1,500
Minority interest...................................................         5,106        3,610

Series A Redeemable Preferred Stock, at redemption value............          --         77,875

Series B Redeemable Preferred Stock, at redemption value............          --         76,747
Stockholders' equity (deficit):
      Common stock, par value $0.001 and $0.01, 75,000 and 24,000 shares authorized, 36,736 and 17,524 shares outstanding
      as of December 31, 2001 and 2000, respectively................            37          175
      Additional paid-in capital....................................       188,840       19,053
      Accumulated deficit...........................................      (146,594)    (100,020)
      Accumulated comprehensive loss-unrealized loss on investment..        (1,855)        --
      Notes receivable from stockholders............................          (664)        (518)
                                                                         ----------   ----------
           Total stockholders' equity (deficit).....................        39,764      (81,310)
                                                                         ----------   ----------
           Total liabilities and stockholders' equity ..............     $ 468,521    $ 483,070
                                                                         ==========   ==========



              The accompanying notes are an integral part of these
                       consolidated financial statements.


                                    Page F-3


                        VCA ANTECH, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS

              FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                      2001       2000         1999
                                                                   ----------  ----------  ----------
Revenue.........................................................   $ 401,362   $ 354,687   $ 320,560
Direct costs (includes non-cash compensation of $1,412 and
   $103 for the years ended December 31, 2001 and 2000,
   respectively; excludes operating depreciation of $8,345,
   $6,872 and $6,853 for the years ended December 31, 2001,
   2000 and 1999, respectively).................................     283,226     254,890     232,493
                                                                   ----------  ----------  ----------
                                                                     118,136      99,797      88,067
Selling, general and administrative (includes non-cash
   compensation of $6,199 and $452, for the years ended
   December 31, 2001 and 2000, respectively)....................      38,633      27,446      23,622
Depreciation and amortization...................................      25,166      18,878      16,463
Agreement termination costs ....................................      17,552         --          --
Write-down and loss on sale of assets...........................       9,079         --          --
Recapitalization costs..........................................         --       34,268         --
Year 2000 remediation expense...................................         --          --        2,839
Reversal of restructuring charges...............................         --          --       (1,873)
                                                                   ----------  ----------  ----------
        Operating income........................................      27,706      19,205      47,016
Interest income.................................................         669         850       1,194
Interest expense................................................      43,587      20,742      10,643
Other expense, net..............................................         168       1,800         --
                                                                   ----------  ----------  ----------
        Income (loss) before minority interest, provision for
          income taxes and extraordinary item...................     (15,380)     (2,487)     37,567
Minority interest in income of subsidiaries.....................       1,439       1,066         850
                                                                   ----------  ----------  ----------
        Income (loss) before provision for income taxes and
          extraordinary item....................................     (16,819)     (3,553)     36,717
Provision for income taxes......................................         445       2,199      14,360
                                                                   ----------  ----------  ----------
        Income (loss) before extraordinary item.................     (17,264)     (5,752)     22,357
Extraordinary loss on early extinguishment of debt (net of
income tax benefit of $7,059 and $1,845 for the years ended
December 31, 2001 and 2000, respectively).......................      10,159       2,659         --
                                                                   ----------  ----------  ----------
        Net income (loss).......................................     (27,423)     (8,411)     22,357

Increase in carrying amount of Redeemable Preferred Stock.......      19,151       5,391         --
                                                                   ----------  ----------  ----------
        Net income (loss) available to common stockholders......   $ (46,574)  $ (13,802)  $  22,357
                                                                   ==========  ==========  ==========

Basic earnings (loss) per common share:
        Income (loss) before extraordinary item.................   $   (1.87)  $   (0.05)  $    0.07
        Extraordinary loss on early extinguishment of debt .....       (0.52)      (0.01)        --
                                                                   ----------  ----------  ----------
        Earnings (loss) per common share........................   $   (2.39)  $   (0.06)  $    0.07
                                                                   ==========  ==========  ==========
Diluted earnings (loss) per common share:
        Income (loss) before extraordinary item.................   $   (1.87)  $   (0.05)  $    0.07
        Extraordinary loss on early extinguishment of debt......       (0.52)      (0.01)        --
                                                                   ----------  ----------  ----------
        Earnings (loss) per common share........................   $   (2.39)  $   (0.06)  $    0.07
                                                                   ==========  ==========  ==========

Shares used for computing basic earnings (loss) per share.......      19,509     234,055     315,945
                                                                   ==========  ==========  ==========
Shares used for computing diluted earnings (loss) per share.....      19,509     234,055     329,775
                                                                   ==========  ==========  ==========



              The accompanying notes are an integral part of these
                       consolidated financial statements.



                                    Page F-4


                        VCA ANTECH, INC. AND SUBSIDIARIES

            CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

              FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
                                 (IN THOUSANDS)

                                                                                          NOTES                 ACCUMU-
                                                                                        RECEIVABLE               LATED
                                          COMMON STOCK     ADDITIONAL  TREASURY SHARES     FROM     RETAINED    COMPRE-
                                        -----------------   PAID-IN   -----------------   STOCK-    EARNINGS    HENSIVE
                                         SHARES   AMOUNT    CAPITAL   SHARES    AMOUNT    HOLDERS   (DEFICIT)     LOSS      TOTAL
                                        --------  -------  ---------- -------  -------- ---------- ----------   --------   ---------
Balances, December 31, 1998 ...........  312,240  $ 3,122  $ 199,748  (3,405)  $(2,480) $   (617)  $   3,380    $  (468)   $202,685
   Net income .........................      --       --         --      --        --        --       22,357        --       22,357
   Unrealized loss on investments......      --       --         --      --        --        --          --        (218)       (218)
   Recognized loss on investments .....      --       --         --      --        --        --          --         325         325
   Exercise of stock options ..........      750        8        527     --        --        --          --         --          535
   Exercise of warrants ...............       45      --         --      --        --        --          --         --          --
   Interest on notes ..................      --       --         --      --        --        (37)        --         --          (37)
   Business acquisitions ..............    8,820       88      8,740     --        --        --          --         --        8,828
   Conversion of convertible debt .....      150        2         72     --        --        --          --         --           74
   Restricted stock bonus .............    3,615       36      1,405     --        --        --          --         --        1,441

   Purchase of treasury shares ........      --       --         --   (5,895)   (4,761)      --          --         --       (4,761)
                                        --------  -------  ---------- -------  -------- ---------  ----------   --------   ---------
Balances, December 31, 1999 ...........  325,620    3,256    210,492  (9,300)   (7,241)     (654)     25,737       (361)    231,229
   Net loss ...........................      --       --         --      --        --        --       (8,411)       --       (8,411)
   Unrealized loss on investments .....      --       --         --      --        --        --          --        (219)       (219)
   Recognized  loss on investments ....      --       --         --      --        --        --          --         580         580
   Exercise of stock options ..........    1,830       18        905     --        --        --          --         --          923
   Restricted stock bonus .............    3,060       31      1,071     --        --        --          --         --        1,102
   Interest on notes ..................      --       --         --      --        --        (34)        --         --          (34)
   Purchase of treasury shares ........      --       --         --   (7,715)   (3,323)      --          --         --       (3,323)
   Issuance of common stock ...........   14,865      149     14,716     --        --       (518)        --         --       14,347
   Issuance of warrants ...............      --       --       1,149     --        --        --          --         --        1,149
   Write-off of notes receivable
      from stockholders................      --       --         --      --        --        688         --         --          688
   Increase in carrying amount of
      Redeemable Preferred Stock ......      --       --         --      --        --        --       (5,391)       --       (5,391)
   Repurchase and retirement of
      common stock..................... (327,851)  (3,279)  (209,835) 17,015    10,564       --     (111,955)       --     (314,505)
   Non-cash compensation ..............               --         555                                                            555
                                        --------  -------  ---------- -------  -------- ---------  ----------   --------   ---------
Balances, December 31, 2000 ...........   17,524      175     19,053     --        --       (518)   (100,020)       --      (81,310)
   Net loss ...........................      --       --         --      --        --        --      (27,423)       --      (27,423)
   Cumulative effect of change to
      a new accounting principle.......      --       --         --      --        --        --          --        (525)       (525)
   Unrealized loss on investments......      --       --         --      --        --        --          --      (1,498)     (1,498)
   Recognized loss on investments......      --       --         --      --        --        --          --         168         168
   Non-cash compensation ..............      --       --       7,611     --        --        --          --         --        7,611
   Interest on notes...................      --       --         --      --        --        (46)        --         --          (46)
   Exercise of stock options ..........      692        7        543     --        --       (100)        --         --          450
   Increase in carrying amount of
      Redeemable Preferred Stock ......      --       --         --      --        --        --      (19,151)       --      (19,151)
   Change in par value of common stock.      --      (163)       163     --        --        --          --         --          --
   Issuance of common stock ...........   17,370       17    161,471     --        --        --          --         --      161,488
   Exercise of stock warrants .........    1,150        1         (1)    --        --        --          --         --          --
                                        --------  -------  ---------- -------  -------- ---------  ----------   --------   ---------
Balances, December 31, 2001 ...........   36,736  $    37  $ 188,840     --    $   --   $   (664)  $(146,594)   $(1,855)   $ 39,764
                                        ========  ======== ========== =======  ======== =========  ==========   ========   =========


              The accompanying notes are an integral part of these
                       consolidated financial statements.



                                    Page F-5


                        VCA ANTECH, INC. AND SUBSIDIARIES

                  CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

              FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
                                 (IN THOUSANDS)

                                                                        2001        2000       1999
                                                                     ---------    ---------   --------
Net income (loss)..................................................  $(27,423)    $ (8,411)   $22,357
Other comprehensive income:
      Cumulative effect of change to new accounting principle......      (525)         --         --
      Unrealized loss on investments and hedging instruments.......    (1,498)        (219)      (218)
      Recognized loss on investments and hedging instruments.......       168          580        325
                                                                     ---------    ---------   --------
Other comprehensive income (loss)..................................    (1,855)         361        107
                                                                     ---------    ---------   --------
Net comprehensive income (loss)....................................  $(29,278)    $ (8,050)   $22,464
                                                                     =========    =========   ========

Accumulated comprehensive loss at beginning of year................  $    --      $   (361)   $  (468)
Other comprehensive income (loss)..................................    (1,855)         361        107
                                                                     ---------    ---------   --------
Accumulated comprehensive loss at end of year......................  $ (1,855)    $    --     $  (361)
                                                                     =========    =========   ========




              The accompanying notes are an integral part of these
                       consolidated financial statements.



                                    Page F-6


                        VCA ANTECH, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

              FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
                                 (IN THOUSANDS)


                                                                                  2001          2000          1999
                                                                                ----------    ----------    ---------
Cash flows from operating activities:
    Net income (loss) ........................................................  $ (27,423)    $  (8,411)    $ 22,357
    Adjustments to reconcile net income (loss) to net cash provided by operating activities:
        Depreciation and amortization ........................................     25,166        18,878       16,463
        Amortization of deferred financing costs and debt discount ...........      2,153           836          241
        Provision for uncollectible accounts .................................      3,973         3,105        2,515
        Extraordinary loss on early extinguishment of debt ...................     17,218         4,504          --
        Recapitalization costs ...............................................        --         34,268          --
        Non-cash compensation ................................................      7,611           555          --
        Interest paid in kind on senior subordinated notes ...................     14,528         4,306          --
        Gain on sale of investment in VPI ....................................        --         (3,200)         --
        Loss recognized on investment in Zoasis ..............................        --          5,000          --
        Agreement termination costs ..........................................      9,552           --           --
        Write down of assets .................................................      8,531           --           --
        Loss on sale of assets ...............................................        548           --           --
        Minority interest in income of subsidiaries ..........................      1,439         1,066          850
        Distributions to minority interest partners ..........................     (1,635)       (1,400)        (926)
        Increase in accounts receivable ......................................     (6,386)       (3,362)      (5,535)
        Decrease (increase) in inventory, prepaid expenses and other assets...      2,348         2,006         (761)
        Increase (decrease) in accounts payable and accrued liabilities ......      1,959         5,932       (1,383)
        Decrease (increase) in prepaid income taxes ..........................      7,031        (5,416)       1,054
        Increase in deferred income tax asset ................................     (2,709)         (442)        (102)
        Increase (decrease) in deferred income tax liability .................     (6,800)        1,829        3,694
                                                                                ----------    ----------    ---------
    Net cash provided by operating activities ................................     57,104        60,054       38,467
                                                                                ----------    ----------    ---------
Cash flows from investing activities:
        Business acquisitions, net of cash acquired...........................    (24,306)      (18,183)     (16,079)
        Real estate acquired in connection with business acquisitions.........       (675)       (1,800)      (4,241)
        Property and equipment additions, net.................................    (13,481)      (22,555)     (21,803)
        Investments in marketable securities..................................        --       (129,992)     (58,258)
        Proceeds from sales or maturities of marketable securities............        --        135,666       86,410
        Proceeds from sale of assets .........................................      1,705           --           --
        Payment for covenants not to compete..................................        --        (15,630)         --
        Net proceeds from sale of investment in VPI...........................        --          8,200          --
        Investment in Zoasis..................................................        --         (5,000)         --
        Other.................................................................        555         1,615          295
                                                                                ----------    ----------    ---------
    Net cash used in investing activities.....................................    (36,202)      (47,679)     (13,676)
                                                                                ----------    ----------    ---------
Cash flows from financing activities:
        Repayment of long-term obligations including prepayment penalty ......   (175,530)     (172,854)     (18,922)
        Proceeds from the issuance of long-term debt .........................    170,000       356,670          --
        Payment of deferred financing costs and recapitalization .............     (6,503)      (44,114)         --
        Proceeds from issuance of common stock under stock option plans ......        --            923          535
        Proceeds from issuance (repayment) of redeemable preferred stock .....   (173,773)      149,231          --
        Proceeds from issuance of common stock ...............................    161,488        14,350          --
        Proceeds from issuance of stock warrants .............................        --          1,149          --
        Repurchase of common stock ...........................................        --       (314,508)         --
        Purchase of treasury stock ...........................................        --         (3,323)      (4,761)
                                                                                ----------    ----------    ---------
    Net cash used in financing activities ....................................    (24,318)      (12,476)     (23,148)
                                                                                ----------    ----------    ---------
Increase (decrease) in cash and cash equivalents .............................     (3,416)         (101)       1,643
Cash and cash equivalents at beginning of year ...............................     10,519        10,620        8,977
                                                                                ----------    ----------    ---------
Cash and cash equivalents at end of year......................................  $   7,103     $  10,519     $ 10,620
                                                                                ==========    ==========    =========



              The accompanying notes are an integral part of these
                       consolidated financial statements.



                                    Page F-7

                        VCA ANTECH, INC. AND SUBSIDIARIES

               CONSOLIDATED STATEMENTS OF CASH FLOWS--(CONTINUED)

              FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
                                 (IN THOUSANDS)

                                                            2001          2000       1999
                                                         ---------     ---------   ---------
Supplemental disclosures of cash flow information:
     Interest paid ....................................  $ 26,274      $ 15,237    $ 10,517
     Income taxes paid ................................     2,782         4,337       9,603

Supplemental schedule of non-cash investing and
financing activities:
     In connection with acquisitions, assets acquired
        and liabilities assumed were as follows:
     Fair value of assets acquired.....................  $ 24,424      $ 27,816      48,968
     Less compensation given:
         Cash paid and acquisition costs ..............   (20,899)      (16,430)    (15,256)
         Cash paid in settlement of assumed
            liabilities and notes payable..............      (749)       (1,262)       (517)
         Common stock issued ..........................        --            --      (8,828)
                                                         ---------     ---------   ---------
      Notes payable and assumed liabilities............    $2,776      $ 10,124    $ 24,367
                                                         =========     =========   =========




              The accompanying notes are an integral part of these
                       consolidated financial statements.



                                    Page F-8

                        VCA ANTECH, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        DECEMBER 31, 2001, 2000 AND 1999

1.   THE COMPANY

     Based in Los Angeles, California, VCA Antech, Inc. ("VCA"), a Delaware corporation, is an animal health care service company with positions in two core businesses, veterinary diagnostic laboratories ("Laboratory") and animal hospitals ("Animal Hospital"). In 2000, the Company established a new legal structure comprised of a holding company and an operating company. VCA is the holding company. Vicar Operating, Inc. ("Vicar") is wholly owned by VCA and owns the capital stock of all of the Company's subsidiaries. Collectively, VCA and Vicar are referred to as the Company. Prior to September 24, 2001, VCA was known as Veterinary Centers of America, Inc.

     The Company operates a full-service, veterinary diagnostic laboratory network serving all 50 states. The laboratory network provides sophisticated testing and consulting services used by veterinarians in the detection, diagnosis, evaluation, monitoring, treatment and prevention of diseases and other conditions affecting animals.

     As of December 31, 2001, the Company operated 16 full-service laboratories. The laboratory network includes primary hubs that are open 24 hours per day and offer a full testing menu, secondary laboratories that service large metropolitan areas, that are open 24 hours per day and offer a wide testing menu and ten STAT laboratories that service other locations with demand sufficient to warrant nearby laboratory facilities and are open primarily during daytime hours.

     Animal Hospitals offer a full range of general medical and surgical services for companion animals. Animal Hospitals treat diseases and injuries, provide pharmaceutical products and perform a variety of pet wellness programs, including routine vaccinations, health examinations, spaying, neutering and dental care.

     At December 31, 2001, the Company owned or operated 214 animal hospitals throughout 33 states, as follows:

         California              44            Connecticut              3
         New York (a)            21            New Mexico               3
         Florida                 17            Arizona                  2
         Illinois                16            Minnesota (a)            2
         Michigan                12            Nebraska (a)             2
         Pennsylvania            11            North Carolina (a)       2
         Texas (a)               9             Utah                     2
         New Jersey (a)          9             Alabama (a)              1
         Maryland                8             Georgia                  1
         Indiana                 7             Hawaii                   1
         Massachusetts           7             Louisiana (a)            1
         Virginia                6             Missouri                 1
         Nevada                  5             South Carolina           1
         Ohio (a)                5             Washington (a)           1
         Alaska                  4             West Virginia (a)        1
         Colorado                4             Wisconsin                1
         Delaware                4

         (a) states where the Company manages animal hospitals under long-term management agreements.

     The Company was formed in 1986 and during the 1990s, established a position in the veterinary diagnostic laboratory and animal hospital markets through both internal growth and acquisitions. By 1997, the Company had



                                    Page F-9
built a laboratory network of 12 laboratories servicing animal hospitals in all 50 states and operated a total of 160 animal hospitals.

     On September 20, 2000, the Company completed a recapitalization transaction (the "Recapitalization") with certain investors who are affiliated with Leonard Green & Partners. The Company purchased 99% of its outstanding shares of common stock for $1.00 per share for a total consideration of $314.5 million, and such shares were subsequently retired. The Company then issued 14,350,005 new common shares to certain investors in exchange for an 80% controlling interest in the Company. An additional 517,995 shares of common stock were issued to certain members of management. In connection with the Recapitalization, the Company also authorized and issued redeemable preferred stock for which it received approximately $149.2 million and entered into various debt agreements through which it received approximately $356.7 million in cash.

     The Recapitalization did not result in a change in the historical cost basis of the Company's assets and liabilities because certain management shareholders retained their ownership of the Company common stock, which amounted to approximately 20% of the Company's outstanding common stock following the Recapitalization. The Company incurred $34.3 million of Recapitalization costs for the year ended December 31, 2000, which consisted of $24.1 million associated with the buy-out of stock options held by employees, $1.2 million paid to employees for services rendered in connection with the Recapitalization, $7.6 million in professional fees and $1.4 million of other expenses. Additionally, the Company paid $15.6 million out of the Recapitalization proceeds for covenants not to compete to the following executive officers: Robert Antin, Chief Executive Officer; Arthur Antin, Chief Operating Officer; Tomas Fuller, Chief Financial Officer; and Neil Tauber, Senior Vice President of Development. The payments made for the covenants not to compete were being amortized over a three-year period commencing on September 20, 2000. Following the closing of the Company's initial public offering of its common stock in November 2001 (described below), the Company terminated the non-competition agreements with certain members of management and recorded a non-cash charge of $9.6 million.

     On November 27, 2001, the Company completed an initial public offering of its common stock (the "IPO"). As a result of this offering and the underwriters' exercise of its over-allotment, the Company issued 17,370,000 shares of common stock and received net proceeds of $161.5 million. Concurrent with the IPO, the Company issued $170.0 million of 9.875% senior subordinated notes due 2009. The Company applied the net proceeds from the IPO and the sale of the notes, plus cash on hand, as follows:

     o redeemed all of the outstanding series A and series B redeemable preferred stock;

     o    repaid $100.0 million under the senior subordinated credit facilities;

     o repaid $59.1 million in principal of the Company's 15.5% senior notes due 2010, at a redemption price of 110%, plus accrued and unpaid interest; and

     o repaid $5.0 million in principal of the Company's 13.5% senior subordinated notes due 2010, at a redemption price of 110%, plus accrued and unpaid interest.

     Affiliates of Leonard Green & Partners and Robert Antin, CEO, President and Chairman of the Board of the Company, purchased 2,000,000 and 40,000 additional shares of common stock, respectively, in the IPO.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     a.   PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Company and all those majority-owned subsidiaries where the Company has control. Significant intercompany transactions and balances have been eliminated.

     The Company provides management services to certain veterinary medical groups in states with laws that prohibit business corporations from providing veterinary services through the direct employment of veterinarians. As of December 31, 2001, the Company operated in eleven of these states. In these states, instead of owning an



                                   Page F-10
animal hospital, the Company provides management services to veterinary medical groups. The Company provides management services pursuant to long-term management agreements (the "Management Agreements") with the veterinary medical groups, ranging from 10 to 40 years with non-binding renewal options, where allowable. Pursuant to the Management Agreements, the veterinary medical groups are each solely responsible for all aspects of the practice of veterinary medicine, as defined by their respective state. The Company is responsible for providing the following services:

     o    availability of all facilities and equipment

     o    day-to-day financial and administrative supervision and management

     o    maintenance of patient records

     o    recruitment of veterinary and hospital staff

     o    marketing

     o    malpractice and general insurance

     The Company does not consolidate the operations of the veterinary medical groups since it has no control over the practice of veterinary medicine at these hospitals. As compensation for the Company's services, it receives management fees which are included in revenue and were $37.8 million, $31.1 million and $30.2 million for the years ended December 31, 2001, 2000 and 1999, respectively.

     b.   CASH AND CASH EQUIVALENTS

     For purposes of the balance sheets and statements of cash flows, the Company considers only highly liquid investments to be cash equivalents.

     Cash and cash equivalents at December 31 consisted of (in thousands):

                                                  2001         2000
                                                ---------    ---------
           Cash...............................  $  7,103     $  3,443
           Money market funds ................        --        7,076
                                                ---------    ---------
                                                $  7,103     $ 10,519
                                                =========    =========

     c.   MARKETABLE SECURITIES

     During the year ending December 31, 2000, the Company realized a loss on the sale of an investment of $1.3 million and had previously recorded unrealized losses of $727,000 on this investment in years prior to 2000.

     d.   PROPERTY AND EQUIPMENT

     Property and equipment is recorded at cost. Equipment held under capital leases is recorded at the lower of the present value of the minimum lease payments or the fair value of the equipment at the beginning of the lease term.

     Depreciation and amortization are provided for on the straight-line method over the following estimated useful lives:

        Buildings and improvements.......... 5 to 40 years
        Leasehold improvements.............. Lesser of lease term or 15 years
        Furniture and equipment ............ 5 to 7 years
        Property held under capital leases.. 5 to 30 years



                                   Page F-11

     Property and equipment at December 31, consisted of (in thousands):

                                                       2001          2000
                                                     ---------     ---------
         Land .....................................  $ 20,008      $ 19,788
         Building and improvements ................    33,668        33,920
         Leasehold improvements ...................    19,000        17,565
         Furniture and equipment ..................    49,565        43,771
         Equipment held under capital leases ......     1,533         1,533
         Construction in progress .................     5,292         1,293
                                                     ---------     ---------
         Total fixed assets........................   129,066       117,870
         Less--Accumulated depreciation and
            amortization...........................   (39,822)      (30,898)
                                                     ---------     ---------
                                                     $ 89,244      $ 86,972
                                                     =========     =========

     Accumulated depreciation on equipment held under capital leases amounted to $1.5 million and $1.3 million at December 31, 2001 and 2000, respectively.

     During 2001, the Company performed an analysis of the fair market value of certain properties and determined that five properties' value had been impaired and recorded an impairment charge of approximately $1.4 million. In addition, the Company sold four properties during 2001 with a carrying value of approximately $1.2 million.

     During 2001, the Company sold two animal hospitals with a fixed asset carrying value of approximately $52,000. In addition, the Company closed one animal hospital and relocated thirteen animal hospitals operated by the Company during 2001. As a result, the Company disposed of certain fixed assets with a carrying value of approximately $230,000.

     e.   GOODWILL

     Goodwill relating to acquisitions represents the purchase price paid and liabilities assumed in excess of the fair market value of net assets acquired.

     The Company continually evaluates whether events, circumstances or net losses on the entity level have occurred that indicate the remaining estimated useful life of goodwill may warrant revision or that the remaining balance of goodwill may not be recoverable. When factors indicate that goodwill should be evaluated for possible impairment, the Company uses an estimate of the related facility's undiscounted, tax adjusted net income over the remaining life of the goodwill to measure whether the goodwill is recoverable. If it is determined that goodwill on a given entity is partially or totally unrecoverable, losses will be recognized to the extent that projected aggregate tax adjusted net income over the life of the goodwill does not cover the goodwill balance at the date of impairment. Accumulated amortization of goodwill was $43.3 million and $35.0 million at December 31, 2001 and 2000, respectively.

     As a result of evaluation in 2001, the Company recorded a write-down of goodwill from one hospital of approximately $800,000 and recorded an additional write-down of goodwill of approximately $6.3 million in 2001 from the closure of six animal hospitals.

     In accordance with SFAS No. 142 "Goodwill and Other Intangibles", goodwill relating to acquisitions effective June 30, 2001 is not amortized and will be evaluated in the future on a periodic basis for impairment. Goodwill acquired prior to June 30, 2001 was amortized through December 31, 2001 on a straight-line basis over the expected period to be benefited, not to exceed 40 years; however, this goodwill will no longer be amortized beginning January 1, 2002, in accordance with SFAS No. 142. See Note 2, section n., RECENT ACCOUNTING PRONOUNCEMENTS, for additional information.



                                   Page F-12

     f.   COVENANTS NOT TO COMPETE

     Covenants not to compete are amortized on a straight-line basis over the term of the agreements, usually three to ten years. Accumulated amortization of covenants not to compete was $6.5 million and $6.6 million at December 31, 2001 and 2000, respectively.

     g.   NOTES RECEIVABLE

     Notes receivable are not market traded financial instruments. The amounts recorded approximate fair value and are shown net of valuation allowances of $63,000 as of December 31, 2001 and 2000. The notes bear interest at rates varying from 7% to 10% per annum.

     h.   DEFERRED REVENUE

     As part of a partnership with Heinz Pet Products ("HPP"), the Company agreed to provide certain consulting and management services for a three-year period that commenced on February 1, 1997 and ended on February 1, 2000. The agreement was for an aggregate fee of $15.3 million payable in semi-annual installments over a five-year period.

     In October of 2000, after the expiration of the above-mentioned consulting and management services agreement, HPP bought out the Company's interest in the partnership and entered into a two-year consulting agreement with the Company. The agreement called for an aggregate fee of $5.0 million, $4.0 million of which will be recognized as revenue ratably over the life of the agreement and $1.0 million will be used for certain marketing obligations under the agreement.

     Fees earned under these agreements are included in revenue and amounted to $2.0 million, $925,000 and $5.1 million for the years ended December 31, 2001, 2000 and 1999, respectively. The Company had liabilities related to the two-year consulting agreement of $1.5 million and $3.5 million at December 31, 2001 and 2000, respectively.

     i.   DEFERRED FINANCING COSTS

     In connection with the issuance of long-term debt in 2001 and 2000, the Company incurred $4.4 million and $14.0 million of deferred financing costs, respectively. These deferred financing costs are shown net of accumulated amortization of $1.6 million and $586,000 in the consolidated balance sheets at December 31, 2001 and 2000, respectively. The deferred financing costs are amortized using the effective interest method over the life of the related debt.

     j.   INVESTMENT IN VPI AND ZOASIS

     During portions of 2000 and 1999, the Company had investments in Veterinary Pet Insurance, Inc. ("VPI") and Zoasis.com, Inc. ("Zoasis"), both of which were accounted for on the cost basis. See Footnote 4, JOINT VENTURES AND INVESTMENTS, for a description of these investments.

     k.   FAIR VALUE OF FINANCIAL INSTRUMENTS AND CONCENTRATION OF CREDIT RISK

     The carrying amount reported in the consolidated balance sheets for cash, accounts receivable, accounts payable and accrued liabilities approximates fair value because of the immediate or short-term maturity of these financial instruments. Concentration of credit risk with respect to accounts receivable are limited due to the diversity of the Company's customer base.

     l.   USE OF ESTIMATES IN PREPARATION OF FINANCIAL STATEMENTS

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and contingent liabilities at the date of the financial statements and



                                   Page F-13
the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.

     m.   CASH FLOW HEDGE

     In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES. SFAS No. 133, which as amended is for fiscal years which began after June 15, 2000, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities, (collectively referred to as "derivatives"). It requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value.

     Under the provisions of the Credit and Guaranty Agreement, dated September 20, 2000, the Company was required to enter into an arrangement to hedge interest rate exposure for a minimum notional amount of $62.0 million and a minimum term of two years. On November 13, 2000, the Company entered into a no fee interest rate collar agreement with Wells Fargo Bank effective November 15, 2000 and expiring November 15, 2002, (the "Collar Agreement"). The Collar Agreement is based on the London interbank offer rate ("LIBOR"), which resets monthly, and has a cap and floor notional amount of $62.5 million, with a cap and floor interest rate of 7.5% and 5.9%, respectively. During 2001, the Company has made payments under this agreement amounting to $1.2 million resulting from LIBOR rates being below the floor interest rate of 5.9%. These payments have been reported as part of interest expense for 2001. The Company made no such payments during 2000.

     The Collar Agreement is accounted for as a cash flow hedge that requires the Company report the market value of the Collar Agreement in the consolidated balance sheet.

     The Company adopted SFAS No. 133 effective January 1, 2001. At December 31, 2001, the Company reported a liability from interest rate hedging activities of $2.0 million, $1.8 million of which has been recognized in comprehensive income and $168,000 of which has been recognized in other expense, net. The valuation is determined by Wells Fargo Bank. As the result of adopting SFAS No. 133 in 2001, the Company recorded a cumulative adjustment to other comprehensive income of approximately $525,000 in 2001.

     With the exception of the Collar Agreement, management does not intend to enter into derivative contracts in the future.

     n.   RECENT ACCOUNTING PRONOUNCEMENTS

          o    GOODWILL AND OTHER INTANGIBLE ASSETS

     In June 2001, the FASB issued SFAS No. 141, BUSINESS COMBINATIONS, and SFAS No. 142, GOODWILL AND OTHER INTANGIBLE ASSETS. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS No. 141 also includes guidance on the initial recognition and measurement of goodwill and other intangible assets arising from business combinations completed after June 30, 2001. SFAS No. 142 prohibits the amortization of goodwill and intangible assets with indefinite useful lives. SFAS No. 142 requires that these assets be reviewed for impairment at least annually, or whenever there is an indication of impairment. Intangible assets with finite lives will continue to be amortized over their estimated useful lives and reviewed for impairment in accordance with SFAS No. 144, ACCOUNTING FOR THE IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS.

     SFAS No. 142 requires companies to allocate their goodwill to identifiable reporting units, which are then tested for impairment using a two-step process detailed in the statement. The first step requires comparing the fair value of each reporting unit with its carrying amount, including goodwill. If that fair value exceeds the carrying amount, the second step of the process is not necessary and there are no impairment issues. If that fair value does not exceed that carrying amount, companies must perform the second step that requires a hypothetical allocation of the fair value of the reporting unit to the reporting unit's assets and liabilities as if the unit were just purchased by the company at the fair value price. In this hypothetical sale, the excess of the fair value of the reporting unit over



                                   Page F-14
its re-evaluated, marked-to-market net assets would be the new basis for the reporting unit's goodwill and a write down to this new value would be recognized as an expense.

     The Company will adopt SFAS No. 142 on January 1, 2002. In doing so, it determined that it had two reporting units, Laboratory and Animal Hospitals. On April 15, 2002, an independent valuation group concluded that the fair value of the Company's reporting units exceeded it's carrying value and accordingly, as of that date, there were no goodwill impairment issues. The Company plans to perform a valuation of its reporting units annually, or upon significant changes in the Company's business environment.

     As of December 31, 2001, the Company's goodwill balance was $317.3 million. For the years ended December 31, 2001, 2000 and 1999, the Company reported goodwill amortization of $9.2 million, $8.3 million and $7.5 million, respectively.

          o    GOODWILL IMPAIRMENT TEST

     In August 2002, the FASB's Emerging Issues Task Force ("EITF") issued EITF Issue No. 02-13, DEFERRED INCOME TAX CONSIDERATIONS IN APPLYING THE GOODWILL IMPAIRMENT TEST IN FASB NO. 142, GOODWILL AND OTHER INTANGIBLE ASSETS. EITF Issue No. 02-13 was issued to provide guidance on how to account for deferred tax balances in determining a reporting unit's fair value, a reporting unit's carrying amount and the implied fair value of goodwill. The consensus in this issue will be applied prospectively in performing either the first or second step of the impairment test required by SFAS No. 142 for tests performed after September 12, 2002. The Company has not determined yet what impact EITF Issue No. 02-17 will have on its consolidated financial statements.

          o    ASSET RETIREMENT OBLIGATIONS

     In June 2001, the FASB issued SFAS No. 143, ACCOUNTING FOR ASSET RETIREMENT OBLIGATIONS. SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Company will adopt SFAS No. 143 in the first quarter of fiscal year 2003. The Company is evaluating the impact the adoption of SFAS No. 143 will have on its consolidated financial statements.

          o    IMPAIRMENT OF LONG-LIVED ASSETS

     In August 2001, the FASB issued SFAS No. 144, ACCOUNTING FOR THE IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS, which establishes one accounting model to be used for long-lived assets to be disposed of by sale and broadens the presentation for discontinued operations to include more disposal transactions. SFAS No. 144 supercedes SFAS No. 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS TO BE DISPOSED OF BY SALE, and the accounting and reporting provisions relating to the impairment or disposal of long-lived assets of Accounting Principles Board Opinion No. 30 ("APB No. 30"), REPORTING THE RESULTS OF OPERATIONS - REPORTING THE EFFECTS OF DISPOSAL OF A SEGMENT OF A BUSINESS, AND EXTRAORDINARY, UNUSUAL AND INFREQUENTLY OCCURRING EVENTS AND TRANSACTIONS. The Company will adopt SFAS No. 144 on January 1, 2002, with no material impact to its financial statements.

          o    GAINS AND LOSSES FROM EXTINGUISHMENT OF DEBT AND CAPITAL LEASES

     In April 2002, the FASB issued SFAS No. 145, RESCISSION OF FASB STATEMENTS NO. 4, 44, AND 64, AMENDMENT OF FASB STATEMENT NO. 13, AND TECHNICAL CORRECTIONS, to be applied in fiscal years beginning after May 15, 2002, with early adoption encouraged.

     Under SFAS No. 145, gains and losses from extinguishment of debt should be classified as extraordinary items only if they meet the criteria of APB No. 30. Under APB No. 30, events are considered extraordinary only if they possess a high degree of abnormality and are not likely to recur in the foreseeable future. Any gains or losses on extinguishment of debt that do not meet the criteria of APB No. 30 shall be classified as a component of income from recurring operations. In addition, any gains or losses on extinguishment of debt that were classified as an extraordinary item in prior periods presented that do not meet the criteria of APB No. 30 shall be reclassified as a component of income from recurring operations.



                                   Page F-15

     The Company will adopt SFAS No. 145 at the beginning of fiscal year 2003. The Company recognized extraordinary losses related to the early extinguishment of debt, before taxes in the amount of approximately $17.2 million and $4.5 million during years 2001 and 2000, respectively. The Company does not believe these losses on extinguishment of debt meet the criteria of APB No. 30 as the Company has historically participated in periodic debt refinancing. As a result of adopting SFAS No. 145, the Company will reclassify the losses on extinguishment of debt from extraordinary losses to a component of income from recurring operations. This reclassification will not impact net income.

     SFAS No. 145 also amends SFAS No. 13, ACCOUNTING FOR LEASES. Under SFAS No. 145, if a capital lease is modified such that it becomes an operating lease, a gain or loss must be recognized similar to the accounting used for sale-leaseback transactions as provided in SFAS No. 28 and No. 98. At December 31, 2001, the Company had capital lease obligations of $79,000. Although the Company may enter into more capital leases, management does not expect SFAS No. 145 to have a material impact on its consolidated financial statements.

          o    COSTS ASSOCIATED WITH EXIT OR DISPOSAL OF ACTIVITIES

     In June 2002, the FASB issued SFAS No. 146, ACCOUNTING FOR COSTS ASSOCIATED WITH EXIT OR DISPOSAL ACTIVITIES. SFAS No. 146 requires that liabilities associated with exit or disposal activities be recognized when a company is committed to future payment of those liabilities under a binding, legal obligation. SFAS No. 146 nullifies Emerging Issues Task Force Issue No. 94-3, LIABILITY RECOGNITION FOR CERTAIN EMPLOYEE TERMINATION BENEFITS AND OTHER COSTS TO EXIT AN ACTIVITY (INCLUDING CERTAIN COSTS INCURRED IN A RESTRUCTURING), which required that exit and disposal costs be recognized as liabilities when a company formalized its plan for exiting or disposing of an activity even if no legal obligation had been established.

     SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002, however early adoption is encouraged. Costs associated with exit or disposal activities will be recognized in income from continuing operations before income taxes, unless these are costs associated with discontinued operations, which would require disclosure as part of discontinued operations, net of taxes. The Company has no plans to exit or dispose of any of its business activities under the definition of SFAS No. 146, nor does the Company anticipate that SFAS No. 146 will change any of its business practices.

     o.   RECLASSIFICATIONS

     Certain prior year balances have been reclassified to conform with the 2001 financial statement presentation.

     p.   REVENUE RECOGNITION

     Revenue is recognized only after the following criteria are met: (i) there exists adequate evidence of the transactions; (ii) delivery of goods has occurred or services have been rendered; (iii) the price is not contingent on future activity; and (iv) collectibility is reasonably assured.

     q.   MARKETING AND ADVERTISING

     Marketing and advertising production costs are expensed as incurred or the first time the advertisement is run. Media (primarily print) placement costs are expensed in the month the advertising appears. Total marketing and advertising expense is included in direct costs and amounted to $5.0 million, $5.6 million, $4.3 million for the years ended December 31, 2001, 2000 and 1999, respectively.

     r.   WORKERS' COMPENSATION LIABILITY

     On October 8, 2001, the Company entered into a one-year workers' compensation insurance policy with a $250,000 per-occurrence deductible and a stop-loss aggregate deductible of $4.7 million. Management has determined that $3.0 million is a reasonable estimate of expected claims losses under this policy and is accruing for these losses ratably over the twelve month period ending September 30, 2002. In determining this estimate, in conjunction with the insurance carrier, management reviewed the Company's five-year history of claims losses,



                                   Page F-16
ratio of losses to premiums paid, payroll growth and the current risk control environment. The Company is pre-funding estimated claims losses to the insurance carrier of approximately $2.9 million. If the Company were accruing the maximum possible claims losses for the three months the policy was effective in 2001, it would have recorded an additional $430,000 of expense for the year ended December 31, 2001. The policies in place for 2000 and 1999 did not have large deductibles and the Company has accrued for the maximum possible expense under these policies.

3.   RELATED PARTY TRANSACTIONS

     Management believes, based on reasonable judgment, but without further investigation, that the terms of each of the following transactions or arrangements between the Company and its affiliates, officers, directors or stockholders which were parties to the transactions were, on an overall basis, at least as favorable to the Company as could then have been obtained from unrelated parties.

     a.   ACQUISITIONS

     As part of an often-used acquisition strategy, the Company hires the selling doctor upon purchase of their practice. The Company may lease facilities from the selling doctor; the related lease agreements are negotiated at prevailing market rates as part of the acquisition before the doctor is hired. These lease arrangements are not contingent upon the current or future employment of the doctors.

     b.   RECAPITALIZATION

     On September 20, 2000, the Company completed the Recapitalization with an entity controlled by Leonard Green & Partners. In the Recapitalization, each outstanding share of our common stock, other than shares retained by management and employees, was canceled and converted into the right to receive $1.00. The Recapitalization was financed by:

     o the contribution of $155.0 million by a group of investors led by Leonard Green & Partners;

     o the issuance of an aggregate of $20.0 million of senior subordinated notes;

     o the borrowing of $250.0 million under our $300.0 million senior credit facility; and

     o    the issuance of an aggregate of $100.0 million of senior notes.

     Upon the completion of the Recapitalization, Robert Antin, Arthur Antin, Neil Tauber, Tom Fuller, other stockholders and a group of investors led by Leonard Green & Partners acquired 17,524,335 shares of common stock at a purchase price of $1.00 per share. Goldman Sachs Credit Partners L.P. is a lender under the Company's senior credit facility. GS Mezzanine Partners II, L.P. and GS Mezzanine II Offshore, L.P., affiliates of Goldman, Sachs & Co., purchased portions of the Company's securities for an aggregate purchase price of $85.0 million. Melina Higgins, one of the Company's directors, is the Chief Financial Officer of GS Mezzanine Partners II, L.P. and GS Mezzanine Partners II Offshore, L.P. The following partners of Leonard Green & Partners also serve on the Company's board of directors: John Baumer, John Danhakl and Peter Nolan.

     c.   STOCKHOLDERS AGREEMENT

     On September 20, 2000, the Company entered into a stockholders agreement with each of its stockholders. Under the stockholders agreement, each party to the stockholders agreement has call rights with respect to shares of common stock and stock options held by members of management in the event of termination of employment for any reason. The call rights permit the Company to repurchase callable shares at $1.00 per share. In connection with the IPO, the stockholders' agreement was amended such that effective October 1, 2001:

     o Call rights expired on one-half of Robert Antin's shares that initially were subject to the stockholders agreement. Of the remaining shares, call rights will expire ratably over a six-month period commencing on October 1, 2001;



                                   Page F-17

     o Call rights expired on one-half of Arthur Antin's, Neil Tauber's and Tomas Fuller's shares that initially were subject to the stockholders agreement. Of the amount remaining, call rights will expire on one-half of those shares on April 1, 2002, and on the remaining one-half on October 1, 2002; and

     o Call rights expired on one-half of the other employees' shares that initially were subject to the stockholders agreement. Of the remaining shares, call rights will expire ratably over a 12-month period commencing May 1, 2002.

     The stockholders agreement also provided for the discharge of $580,000 and $108,000 of indebtedness owed to the Company by Robert Antin and Arthur Antin, respectively, including interest accrued thereon. This indebtedness was forgiven as part of the Recapitalization.

     d.   NOTES RECEIVABLE FROM STOCKHOLDERS

     In 2001, certain employees exercised their options to purchase shares of the Company's common stock. As consideration for the exercise of their options, the Company received notes with an aggregate value of approximately $100,000. Each note earns interest at the rate of 10.125% per annum and is due and payable on August 1, 2004. These notes are collateralized by the Company's common stock that was purchased by the stockholders and are an unconditional obligation of the employee. The total outstanding principal and interest of these notes at December 31, 2001 was approximately $104,000.

     Concurrent with the Recapitalization, the Company sold 518,000 common shares to certain non-executive employees of the Company. As consideration for the issuance of common stock, the Company received notes with an aggregate value approximating $518,000. Each note earns interest at the rate of 6.2% per annum, is compounded annually and is due and payable on September 16, 2007. The notes are collateralized by the Company's common stock that was purchased by the stockholders. The total outstanding principal and interest of these notes at December 31, 2001 and 2000 was $560,000 and $518,000, respectively.

     e.   MANAGEMENT SERVICES AGREEMENT

     On September 20, 2000, the Company entered into a 10-year management services agreement with Leonard Green & Partners. The agreement provides that Leonard Green & Partners would provide general investment-banking services, management, consulting and financial planning services and transaction-related financial advisory and investment banking services to the Company. The Company paid a one-time structuring fee of $7.5 million to Leonard Green & Partners in September 2000 under the agreement. Leonard Green & Partners received annual fees as compensation for the general services and normal and customary fees for transaction-related services. In the years ended December 31, 2001 and 2000, the Company paid management fees in an aggregate amount of $2.3 million and $620,000, respectively. Upon the consummation of the IPO, the parties agreed to terminate the management services agreement. In connection with the termination the Company paid Leonard Green & Partners $8.0 million.

     f.   NON-COMPETITION AGREEMENTS

     On September 20, 2000, Robert Antin, Arthur Antin, Neil Tauber and Tomas Fuller each entered into non-competition agreements with the Company for a term of three years.

     In consideration for the execution of the non-competition agreements, the Company paid approximately $6.2 million, $4.0 million, $2.7 million and $2.5 million to Robert Antin, Arthur Antin, Neil Tauber and Tomas Fuller, or their affiliates, respectively. Upon the consummation of the IPO, these non-competition agreements were terminated.

     g.   INVESTMENT IN AND TRANSACTIONS WITH ZOASIS

     During the year ended December 31, 2000, the Company made a $5.0 million investment in Zoasis, an internet start-up company, majority owned by Robert Antin, the Company's Chief Executive Officer and Chairman



                                   Page F-18
of the Board. In December 2000, the Company determined that the value of this investment was impaired and, as a result, recognized a loss of $5.0 million on the write-down of its investment in Zoasis.

     The Company incurred marketing expense for vaccine reminder services provided by Zoasis of $709,000 and $81,000 for the years ended December 31, 2001 and 2000. The pricing of these services is comparable to prices paid by the Company to independent third parties.

     In 2001, the Company began development of software that can gather data in order to be able to automatically fax diagnostic laboratory results to the laboratory clients. The Company initially used an independent outside contractor to begin programming this software but now intends to use an in-house programmer working in conjunction with Zoasis. Zoasis will not be paid for this programming effort but will be able to use and amend the software to market it to other veterinary hospitals and laboratories. In relation to this project, Zoasis is also working with the Company to facilitate the collection and delivery of laboratory results to its clients.

     h.   RELATED PARTY VENDORS

     Patricia Antin, wife of the Company's Chief Operating Officer Arthur Antin, is an independent sales representative for Citi Print and Westpro Graphics, both local printing companies. The Company used these companies' services to print forms and marketing materials for the Company's hospitals nationwide. Transactions are based on arms-length market prices and the Company has no, nor has the Company ever had, any contractual obligation binding the Company to their services. The Company paid Citi Print $345,000, $321,000 and $339,000 for the years ended December 31, 2001, 2000 and 1999, respectively. The Company paid Westpro Graphics $7,000, $17,000 and $106,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

     i.   INVESTMENT IN VET'S CHOICE AND THE WISDOM GROUP, L.P.

     In September 2000, the Company sold its entire equity interest in Vet's Choice, which had zero-cost basis, to HPP. VCA received $500,000 in proceeds from the sale. At the time of the sale, one of the Company's directors, Mr. John Heil, served as president of an affiliate of HPP. In connection with the sale, HPP also paid VCA $1.0 million which was transferred to the Wisdom Group, L.P. and used to redeem the limited partnership interests in the Wisdom Group, L.P. Members of the Company's executive management had a 30.5% ownership interest in the Wisdom Group, L.P. as limited partners and one of the Company's subsidiaries owned a 1% ownership interest as the general partner. The Wisdom Group, L.P. was dissolved in November 2000 upon redemption of all the partnership interests. The nature of the business of the Wisdom Group, L.P. was to provide consulting services to Vet's Choice with respect to the development, marketing and sale of premium pet food products.

     j.   RECEIPT OF PROCEEDS FROM THE INITIAL PUBLIC OFFERING AND DEBT ISSUANCE

     Prior to the IPO on November 27, 2001, affiliates of Leonard Green & Partners owned 2,826,000 shares of 14% series A redeemable preferred stock and 2,800,000 shares of 12% series B redeemable stock. Affiliates of Goldman, Sachs & Co. owned 122,123 shares of 14% series A redeemable preferred stock and 121,000 shares of 12% series B redeemable preferred stock and held approximately $82.5 million aggregate principal amount of senior notes and approximately $14.2 million aggregate principal amount of the senior subordinated notes, and warrants to purchase 814,575 shares of common stock at an exercise price of $0.0007 per share. An affiliate of Goldman, Sachs & Co. was the syndication agent and a lender under the senior credit facility. The proceeds from the IPO and debt issuance were used to repay $100.0 million of borrowings under the senior credit facility, $59.1 million aggregate principal amount of the senior notes, $5.0 million aggregate principal amount of the senior subordinated notes and the redemption value of all of the shares of preferred stock.

     k.   PURCHASE OF COMMON STOCK

     Affiliates of Leonard Green & Partners purchased 2,000,000 shares of the Company's common stock at the IPO price of $10.00 per share. These shares are subject to lock-up agreements under which these affiliates of Leonard Green & Partners agree not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly any share of common stock or any securities convertible into or exchangeable or exercisable for any shares of common stock without the prior written consent of Credit Suisse First Boston until May 20, 2002.



                                   Page F-19

     Robert Antin purchased 40,000 of the 725,000 shares of the Company's common stock reserved by the underwriters for sale to employees and other persons associated with the Company. These shares are subject to lock-up agreements under which Mr. Antin agrees not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly any share of common stock or any securities convertible into or exchangeable or exercisable for any shares of common stock without the prior written consent of Credit Suisse First Boston until May 20, 2002.

4.   ACQUISITIONS

     During 2001, the Company purchased 21 animal hospitals, all of which were accounted for as purchases. Six of the acquired animal hospitals were merged into existing VCA facilities upon acquisition. Including acquisition costs, VCA paid an aggregate consideration of $24.4 million, consisting of $20.9 million cash, $1.0 million in debt, and the assumption of liabilities of $2.5 million. The aggregate purchase price was allocated as follows: $747,000 to tangible assets, $22.5 million to goodwill and $1.2 million to other intangibles.

     During 2000, the Company purchased 24 animal hospitals and one veterinary diagnostic laboratory, all of which were accounted for as purchases. Three of the acquired animal hospitals and the laboratory were merged into existing VCA facilities upon acquisition. Including acquisition costs, VCA paid an aggregate consideration of $27.8 million, consisting of $16.5 million in cash, $11.1 million in debt, and the assumption of liabilities totaling $315,000. The aggregated purchase price was allocated as follows: $914,000 to tangible assets, $21.6 million to goodwill and $5.3 million to other intangibles.

     During 1999, the Company purchased 24 animal hospitals and two veterinary diagnostic laboratories all of which were accounted for as purchases. Five of the acquired animal hospitals and both laboratories were merged into existing VCA facilities upon acquisition. Including acquisition costs, VCA paid an aggregate consideration of $23.7 million, consisting of $9.8 million in cash, $12.4 million in debt, 70,712 shares of common stock of the Company with a value of $1.1 million, and the assumption of liabilities totaling $369,000. The aggregated purchase price was allocated as follows: $1.4 million to tangible assets, $18.6 million to goodwill and $3.8 million to other intangibles.

     In addition, on April 1, 1999, the Company completed the acquisition of AAH Management Corp. ("AAH") for a total consideration (including acquisition costs) of $25.3 million, consisting of 517,585 shares of VCA common stock, with a value at the date of acquisition of $7.8 million, $5.4 million in cash, $1.2 million in notes payable and the assumption of $10.9 million in liabilities. AAH operated 15 animal hospitals located in New York and New Jersey. The acquisition of AAH was accounted for as a purchase. The purchase price has been allocated as follows: $2.7 million to tangible assets, $21.9 million to goodwill, and $725,000 to other intangible assets.

     The pro forma results listed below are unaudited and reflect purchase price accounting adjustments assuming 2001 and 2000 acquisitions occurred at January 1, 2000. The pro forma results are not necessarily indicative of what actually would have occurred if the acquisitions had been in effect for the entire periods presented. In addition, they are not intended to be a projection of future results and do not reflect any efficiencies that might be achieved from the combined operation.

                      FOR THE YEARS ENDED DECEMBER 31,
-------------------------------------------------------------------------------
                 (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                (UNAUDITED)
                                                           2001         2000
                                                        ----------   ----------
Revenue..............................................   $ 412,161    $ 395,505
Net income (loss) available to common stockholders...   $ (46,119)   $ (10,666)
Diluted earnings per share...........................   $   (2.36)   $   (0.05)
Shares used for computing diluted earnings per share.      19,509      234,055

     In connection with certain acquisitions, the Company assumed certain contractual arrangements whereby cash may be issued to former owners of acquired hospitals upon attainment of specified financial criteria over periods of three to five years ("Earn-Out Payments"), as set forth in the respective agreements (the "Earn-Out Arrangements"). The Earn-Out Arrangements provide for contingent Earn-Out Payments if the acquired entity



                                   Page F-20
achieves or exceeds contractually defined revenue targets during the defined earn-out period. The payments are either fixed in amount or are based on a multiple of revenue. When the contingency is resolved and the additional consideration is distributed, the Company records the consideration issued as an additional cost of the acquired entity. The additional consideration of affected assets, usually goodwill, is amortized over the remaining life of the asset. Earn-Out Payments in 2001, 2000 and 1999 consisted entirely of cash approximating $496,000, $486,000 and $326,000, respectively.

5.   JOINT VENTURES AND INVESTMENTS

     During fiscal year 2000, the Company invested $5.0 million for convertible preferred stock of Zoasis, an internet start-up business, majority-owned by Robert Antin, the Company's Chief Executive Officer and a director of the Company. Zoasis was to develop and provide services to the veterinary industry such as consumer e-commerce, e-commerce of veterinary supplies for hospitals, internet diagnostic laboratory results, on-line continuing education for veterinarians, hosted web sites for veterinarian clients, and a marketing reminder service. Due to the decline in the market value of many internet companies, Zoasis was not able to raise additional capital to continue its development. Zoasis scaled back its operations significantly. In December 2000, the Company determined that the value of this investment was impaired and, as a result, recognized a loss of $5.0 million on the write-down of its investment in Zoasis.

     In September 2000, the Company sold its 50.5% equity interest in Vet's Choice, which had a zero cost basis, to HPP. The Company received $500,000 in the sale. In connection with the sale, the Company also received $1.0 million, which was transferred to the Wisdom Group, L.P. in January 2001.

     In December 1997 and January 1998, the Company made a combined $5.0 million investment in Veterinary Pet Insurance, the largest provider of pet health insurance in the United States. The Company sold its investment in VPI and received $8.2 million in cash in February 2000, resulting in a one-time gain of approximately $3.2 million.

6.   LONG-TERM OBLIGATIONS

     Long-term obligations consisted of the following at December 31 (in thousands):

                                                                                 2001        2000
                                                                              ---------    ---------
SENIOR TERM A       Notes payable, maturing in 2006, secured by
                      assets, variable interest rates (weighted
                      average interest rate of 7.4% and 9.9% during
                      2001 and 2000, respectively)........................     $24,112      $50,000

SENIOR TERM B       Notes payable, maturing in 2008, secured by
                      assets, variable interest rates (weighted average
                      interest rate of 7.9% and 10.4% during 2001 and
                      2000, respectively).................................     121,242      200,000

13.5% SENIOR        Notes payable, maturing in 2010, unsecured, fixed
SUBORDINATED NOTES    interest rate of 13.5%..............................      15,000       20,000

9.875% SENIOR       Notes payable, maturing in 2010, unsecured, fixed
SUBORDINATED NOTES    interest rate of 9.875%.............................     170,000          --

SENIOR NOTES        Notes payable, maturing in 2010, unsecured, fixed
                      interest rate of 15.5%..............................      59,670      104,306

SECURED SELLER      Notes payable and other obligations, various
NOTES                 maturities through 2010, secured by assets and
                      stock of certain subsidiaries, various interest
                      rates ranging from 5.3 to 10.0%.....................       1,182        1,328



                                   Page F-21


                                                                                 2001        2000
                                                                              ---------    ---------
UNSECURED DEBT      Notes payable, various maturities through 2008,
                      various interest rates ranging from 7.0% to 9.7%....         225         350
                                                                              ---------    ---------
                    Total debt obligations................................     391,431      375,984

                    Capital lease obligations ............................          79          110

                    Less--unamortized discount ...........................      (7,178)     (13,345)
                                                                              ---------    ---------
                                                                               384,332      362,749

                    Less--current portion ................................      (5,159)      (5,756)
                                                                              ---------    ---------
                                                                              $379,173     $356,993
                                                                              =========    =========

     The annual aggregate scheduled maturities of debt obligations for the five years subsequent to December 31, 2001 are presented below (in thousands):

                     2002................................   $ 5,159
                     2003................................     5,456
                     2004................................     6,160
                     2005................................    22,089
                     2006................................    21,971
                     Thereafter..........................   330,596
                                                           ---------
                                                           $391,431
                                                           =========

     Interest expense consisted of the following for the year ended December 31, 2001 (in thousands):

                                  SUBORDINATED                          AMORTIZATION    SECURED
                                  SENIOR NOTES                           OF DEFERRED     SELLER
          SENIOR    SENIOR     ------------------    SENIOR               FINANCING     NOTES &
          TERM A    TERM B      13.5%     9.8975%     NOTES     COLLAR      COSTS        OTHER       TOTAL
          ------    -------    -------    -------    -------    ------  ------------    --------    --------
Interest  $3,645    $15,760    $2,654     $1,585     $16,044    $1,176     $2,072         $651      $43,587

     The Company has had two major shifts in its capital structure during the last two years. The first shift occurred in 2000 with the Recapitalization. The second shift occurred in 2001 with the Company's IPO and debt offering. The following table summarizes the activity in the Company's long term obligations for the two years ended December 31, 2001 (in thousands):

                                                        SUBORDINATED SENIOR               SECURED
                                           REVOLVING          NOTES                        SELLER
                      SENIOR    SENIOR      CREDIT      -------------------   SENIOR      NOTES AND
                      TERM A    TERM B     FACILITY       13.5%     9.875%    NOTES         OTHER        TOTAL
                     --------  ---------   ---------    --------   --------  ----------   ----------   ---------
Balance at December
31, 1999............ $    --   $     --     $    --     $    --    $    --    $     --    $ 161,595    $161,595
Recapitalization....  50,000    200,000          --      20,000         --     100,000     (172,854)    197,146
PIK interest........      --         --          --          --         --       4,306           --       4,306
New debt, net of
principal payments..      --         --          --          --         --          --       12,937      12,937
                     --------  ---------   ---------    --------   --------  ----------   ----------   --------
Balance at
  December 31, 2000   50,000    200,000          --      20,000         --     104,306        1,678     375,984
IPO and debt
offering............ (24,126)   (75,874)         --      (5,000)   170,000     (59,164)          --       5,836
PIK interest........      --         --          --          --         --      14,528           --      14,528
Principal payments..  (1,762)    (2,884)         --          --         --          --         (271)     (4,917)
                     --------  ---------   ---------    --------   --------  ----------   ----------   ---------
Balance at
  December 31, 2001  $24,112   $121,242    $     --     $ 15,000   $170,000  $  59,670    $   1,407    $391,431
                     ========  =========   =========    ========   ========  ==========   ==========   =========



                                   Page F-22

     The Company had extraordinary losses related to the debt repaid with net proceeds from the Recapitalization and the IPO and debt offering as follows (in thousands):

                                                 13.5%
                                                SENIOR
                                              SUBORDINATED    SENIOR
                                                 NOTES         NOTES     DEBENTURES    TOTAL
                                              ------------   ---------   ----------  ----------
EXTRAORDINARY LOSSES
Recapitalization.............................    $     --    $     --    $  4,504    $   4,504
Tax benefit..................................          --          --      (1,845)      (1,845)
                                                 ---------   ---------   ---------   ----------
Net extraordinary loss for the year ended
  December 31, 2000..........................    $     --    $     --    $  2,659    $   2,659
                                                 =========   =========   =========   ==========

IPO and debt offering .......................      $5,028    $ 12,190    $     --    $  17,218
Tax benefit..................................      (2,061)     (4,998)         --       (7,059)
                                                 ---------   ---------   ---------   ----------
Net extraordinary loss for the year ended
  December 31, 2001..........................    $  2,967    $  7,192    $     --    $  10,159
                                                 =========   =========   =========   ==========

SENIOR TERM A, SENIOR TERM B AND REVOLVING CREDIT FACILITY

     As part of the Recapitalization, Vicar entered into a Credit and Guaranty Agreement with various lenders for $300.0 million of Senior Secured Credit Facilities (the "Credit Agreement"), with Goldman Sachs Credit Partners, L.P. as the syndication agent, and Wells Fargo Bank, N.A. as the administrative agent. The Credit Agreement includes a Revolving Credit Facility as well as the Senior Term A and B Notes. The Revolving Credit Facility allows the Company to borrow up to an aggregate principal amount of $50.0 million and may be used to borrow, on a same-day notice under a "swing line," the lesser of (1) $5.0 million or (2) the aggregate unused amount of the Revolving Credit Facility then in effect. As of December 31, 2001, the Company has not utilized the Revolving Credit Facility.

     INTEREST RATE. In general, borrowings under the Credit Agreement bear interest, at the Company's option, on either:

     o The base rate (as defined below) plus a margin, as defined in the Credit Agreement based on the Company's leverage ratio, ranging from 1.00% to 2.25% per annum for the Senior Term A Notes and the Revolving Credit Facility and a margin of 2.75% per annum for the Senior Term B Notes; or

     o The adjusted eurodollar rate (as defined below) plus a margin, as defined in the Credit Agreement based on the Company's leverage ratio, ranging from 2.00% to 3.25% per annum for the Senior Term A Notes and the Revolving Credit Facility and a margin of 3.75% per annum for the Senior Term B Notes.

     The base rate is the higher of Wells Fargo's prime rate or the Federal funds rate plus 0.5%. The adjusted eurodollar rate is defined as the rate per annum obtained by dividing (1) the rate of interest offered to Wells Fargo on the London interbank market by (2) a percentage equal to 100% minus the stated maximum rate of all reserve requirements applicable to any member bank of the Federal Reserve System in respect of "eurocurrency liabilities."

     Swing line borrowings bear interest at the base rate, plus a margin ranging from 1.00% to 2.25%, as defined in the Credit Agreement.

     MATURITY AND PRINCIPAL PAYMENTS. The Senior Term A Notes and Revolving Credit Facility mature on September 20, 2006. The Senior Term B Notes matures on September 20, 2008. Principal payments on the Revolving Credit Notes are made at the Company's discretion with the entire unpaid amount due at maturity. From the proceeds of the IPO and debt offering, the Company repaid $100.0 million of the Senior Term A and B Notes.



                                   Page F-23

The remaining principal payments on the Senior Term A and B Notes are paid quarterly with the annual aggregate scheduled maturities as follows (in thousands):

                     2002      2003      2004      2005      2006       2007       2008      TOTAL
                   -------   -------   -------   -------   --------   --------   --------   --------
Senior Term A..... $ 3,173   $ 3,680   $ 4,442   $ 6,345   $  6,472   $      -   $      -   $ 24,112
Senior Term B..... $ 1,540   $ 1,540   $ 1,540   $ 1,540   $ 15,396   $ 56,963   $ 42,723   $121,242

     Starting December 31, 2002, as defined in the Credit Agreement, mandatory prepayments are due on the Senior Term A and B Notes if the Company's cash and cash equivalents exceed a defined amount. These payments are applied on a pro rata basis. All outstanding indebtedness under the Credit Agreement may be voluntarily prepaid in whole or in part without premium or penalty.

     GUARANTEES AND SECURITY. VCA and each of its wholly owned subsidiaries guarantee the outstanding debt under the Credit Agreement. These borrowings, along with the guarantees of the subsidiaries, are further secured by substantially all of the Company's consolidated assets. In addition, these borrowings are secured by a pledge of substantially all of the capital stock, or similar equity interests, of the Company's wholly owned subsidiaries.

     DEBT COVENANTS. The Credit Agreement contains certain financial covenants pertaining to interest coverage, fixed charge coverage and leverage ratios. In addition, the Credit Agreement has restrictions pertaining to capital expenditures, acquisitions and the payment of dividends on all classes of stock. Management of the Company believes the most restrictive covenant is the fixed charge coverage ratio. During 2001, the Company had a fixed charge coverage ratio of 1.64 to 1.00. The Credit Agreement required a fixed charge coverage ratio of no less than 1.10 to 1.00 during 2001 and requires a fixed charge coverage ratio of no less than 1.10 to 1.00 in future years.

13.5% SENIOR SUBORDINATED NOTES

     As part of the Recapitalization, Vicar issued $20.0 million principal amount of senior subordinated notes due 2010 pursuant to an indenture dated September 20, 2000 with Chase Manhattan Bank and Trust Company, N.A., as trustee.

     INTEREST RATE AND DISCOUNTS. Interest on the senior subordinated notes is payable in cash, semi-annually in arrears at the rate of 13.5% per annum; provided, however, that if the Company fails to meet specified obligations to holders of the senior subordinated notes, as set forth in an exchange and registration rights agreement dated as of September 20, 2000, interest on the senior subordinated notes may increase by up to 1% per annum.

     The notes have an effective interest rate of 16.2% and are reported net of a discount of $1.8 million as of December 31, 2001.

     GUARANTEE. The senior subordinated notes are general, unsecured and subordinated obligations, and are guaranteed by the Company's wholly owned subsidiaries.

     MATURITY AND PRINCIPAL PAYMENTS. The senior subordinated notes are due September 20, 2010. As part of the IPO and debt offering, the Company repaid $5.0 million of the senior subordinated notes leaving an outstanding principal balance of $15.0 million at December 31, 2001.

9.875% SENIOR SUBORDINATED NOTES

     Concurrent with the consummation of the IPO Vicar issued $170.0 million of senior subordinated notes due 2009 with Chase Manhattan Bank and Trust Company, N.A., as trustee. The Company filed a registration statement with the Securities and Exchange Commission for an exchange offer in which these notes were exchanged on June 13, 2002 for substantially similar securities that are registered under the Securities Act.



                                   Page F-24

     INTEREST RATE. Interest is payable semi-annually in arrears on June 1 and December 1, commencing on June 1, 2002. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months at the rate of 9.875% per annum.

     GUARANTEE. The notes are general, unsecured obligations of the Company. They are subordinated in right of payment to all existing and future debt incurred under the Credit Agreement and are equal in right of payment to Vicar's other senior subordinated notes. They are unconditionally guaranteed on a senior subordinated basis by VCA, Vicar and its wholly owned subsidiaries.

     MATURITY. The notes will mature on December 1, 2009.

SENIOR NOTES

     As part of the Recapitalization, VCA issued $100.0 million principal amount of senior notes due 2010 pursuant to an indenture dated September 20, 2000 with Chase Manhattan Bank and Trust Company, N.A., as trustee.

     INTEREST RATE AND DISCOUNTS. Interest on the senior notes is payable semi-annually in arrears, at the rate of 15.5% per annum; provided that on any semi-annual interest payment date prior to September 20, 2005, the Company has the option to pay all or any portion of the interest payable on said date by issuing additional senior notes in a principal amount equal to the interest; and further provided, however, that if the Company fails to meet specified obligations to holders of the senior notes as set forth in a registration rights agreement dated as of September 20, 2000, interest on the senior notes may increase by up to 1% per annum. The Company has issued an aggregate of $16.6 million in additional senior notes to pay interest since the issue date.

     The notes have an effective interest rate of 16.8% and are reported net of a discount of $5.4 million.

     GUARANTEE. The senior notes are general, unsecured and unsubordinated obligations that are not guaranteed by Vicar and its wholly owned subsidiaries, nor is Vicar and its wholly owned subsidiaries an obligor of these notes.

     MATURITY AND PRINCIPAL PAYMENTS. As part of the IPO and debt offering, the Company repaid $59.1 million of the senior notes. As discussed above, the Company is issuing additional notes to pay interest. This first principal payment on the aggregate balance is a balloon payment due September 20, 2005 of approximately $51.2 million and the remaining principal is due September 20, 2010.

FAIR VALUE OF THE COMPANY'S DEBT

      The following disclosure of the estimated fair value of the Company's debt at December 31, 2001 is made in accordance with the requirements of Statement of Financial Accounting Standards No. 107, DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS. The Company used available market information and appropriate valuation methodologies to determine the estimated fair value amounts. Considerable judgment is required to develop the estimates of fair value, and the estimates provided herein are not necessarily indicative of the amounts that could be realized in a current market exchange.

                                               (IN THOUSANDS)
                                          CARRYING
                                           AMOUNT       FAIR VALUE
                                          ---------     ----------
Fixed-rate long-term debt...............  $ 246,077     $ 250,510
Variable-rate long-term debt............    145,354       145,354

     The estimated fair value of the Company's fixed-rate long-term debt is based on market value or LIBOR plus an estimated spread at December 31, 2001 for similar securities with similar remaining maturities. The carrying value of variable-rate long-term debt is a reasonable estimate of its fair value.



                                   Page F-25

7.   REDEEMABLE PREFERRED STOCKS

     In 2000, the Company adopted an Amended and Restated Certificate of Incorporation, which authorized the issuance of up to 6,000,000 shares of preferred stock. In connection with the Recapitalization, the Company issued 2,998,408 shares of Series A Senior Redeemable Exchangeable Cumulative Preferred Stock ("Series A Preferred Stock"), par value $0.01 per share, and 2,970,822 shares of Series B Junior Redeemable Cumulative Preferred Stock ("Series B Preferred Stock"), par value $0.01 per share. In exchange for the issuance of the Series A Preferred Stock and Series B Preferred Stock, the Company received $75.0 million and $74.2 million, respectively. The Series A and Series B Preferred Stock earned dividends at the rate of 14% and 12% per annum of the liquidation preference, respectively. The liquidation preference and redemption value for both the Series A and Series B Preferred Stock was the sum of $25.00 per share plus accrued and unpaid dividends less any special dividend paid. Holders of Series A and Series B Preferred Stock were entitled to receive dividends, whether or not declared by the Board of Directors, out of funds legally available. Dividends were payable in cash on a quarterly basis. If dividends were not paid when due, the amount payable was added to the liquidation preference and redemption value. For the years ended December 31, 2001 and 2000, dividends earned but not paid were $19.2 million and $5.4 million, respectively. These dividends were recorded as an increase to preferred stock and a corresponding decrease to retained earnings.

     On November 27, 2001, the Company completed an initial public offering and in connection therewith redeemed all its outstanding Series A and Series B Preferred Stock.

8.    COMMON STOCK

     In November 2001, the Company sold 16,000,000 shares of common stock at $10.00 per share in connection with the IPO, which generated net proceeds of approximately $148.7 million. In addition, during December 2001, the Company's underwriters exercised their overallotment option to purchase an additional 1,370,000 shares of common stock at $10.00 per share, which generated net proceeds of approximately $12.8 million.

     In connection with the Recapitalization, the Company issued warrants to certain investors to purchase 1,149,990 shares of the Company's common stock. The warrants allowed the holders to purchase common shares at a price equal to $0.0007 per share. The Company valued these warrants at their fair market value on the date of issuance at $1.1 million, which was recorded as part of stockholders' equity. In November 2001, the investors exercised their warrants to purchase 1,149,871 shares of common stock. In lieu of paying cash to exercise the warrants, the investors opted to cancel 119 of the previously outstanding 1,149,990 warrants.

     In August 2001, certain employees exercised 691,875 of their options to purchase shares of common stock granted in connection with the Recapitalization.

     In 2000, the Company adopted an Amended and Restated Certificate of Incorporation, which authorized the issuance of up to 24,000,000 common shares with a par value of $0.01 per common share. The Company amended and restated the Certificate of Incorporation in 2001 to authorize the issuance of up to 75,000,000 common shares and changed the par value to $0.001 per common share. The Company had 36,736,081 and 17,524,335 common shares outstanding at December 31, 2001 and 2000, respectively.

     In 2000, the Company's Board of Directors declared a fifteen-for-one stock split. The stock split has been retroactively reflected in the accompanying financial statements and footnotes.

     During 2000 and prior to the Recapitalization, the Company repurchased 7,715,000 shares of its common stock for $3.3 million. These shares, along with all other treasury shares held prior to 2000, were retired.

     On September 20, 2000, in connection with the Recapitalization, the Company repurchased and retired a majority of the outstanding common stock of the Company. Certain members of senior management who held 2,656,335 shares before the Recapitalization continued to hold those shares.



                                   Page F-26

9.    STOCK-BASED COMPENSATION PLANS

     The Company has granted stock options to various employees. The Company accounts for these plans under APB Opinion 25.

     In November 1995, the FASB issued SFAS No. 123 "Accounting for Stock-Based Compensation." SFAS No. 123 recommends changes in accounting for employee stock-based compensation plans and requires certain disclosures with respect to these plans. SFAS No. 123 disclosures were adopted by the Company effective January 1, 1996.

     The 1996 Stock Incentive Plan (the "1996 Plan") was amended August 6, 2001. Under the amended plan, no additional incentive or nonqualified stock options may be granted to directors, officers, key employees or consultants. In September 2000, the Company issued 633,795 stock options under the 1996 Plan. These options vest ratably over four years from the date of grant with an exercise price of $1.00 and expire in 2010.

     In August 2001, the Company's board of directors approved the 2001 Stock Incentive Plan (the "2001 Plan") that provides for the granting of incentive or nonqualified stock options to directors, officers, key employees or consultants of the Company. The number of shares reserved and authorized for issuance under the 2001 Plan is 2,000,000 shares. The terms of the stock options will be established by the compensation committee of the Company's board of directors.

     Had compensation cost for these plans been determined consistent with SFAS 123, the Company's net income (loss) and earnings (loss) per share would have been reduced to the following pro forma amounts (in thousands, except per share amounts):

                                                   2001        2000       1999
                                                ---------   ----------   --------
Net income (loss) available to common
stockholders:
     As reported .............................  $(46,574)   $ (13,802)   $22,357
     Pro forma................................   (46,606)     (14,178)    19,214
Diluted earnings (loss) per share:
     As reported .............................  $  (2.39)     $ (0.06)   $  0.07
     Pro forma................................     (2.39)       (0.06)      0.06

     The fair value of each option grant is estimated on the date of grant using the minimum value option pricing model with the following weighted-average assumptions:

                                                 2001        2000       1999
                                              ---------   ----------   --------
Risk free interest rate....................       6.0%        6.0%         5.8%
Dividend yield ............................       0.0%        0.0%         0.0%
Expected volatility .......................       0.0%        0.0%        54.2%
Weighted average fair value ...............    $ 0.25      $ 0.78       $ 7.97
Expected option life (years) ..............         5           5            7

     In connection with the Recapitalization, certain of the Company's employees elected to exchange their stock options for newly issued stock options. The number of stock options issued to each employee was equal to the intrinsic value of their old stock options divided by the strike price of the new stock options ($0.20). These stock options were accounted for as variable awards, and related non-cash compensation of $555,000 was recorded in the year ended December 31, 2000. An additional charge for non-cash compensation of $7,611,000 was recorded in the year ended December 31, 2001, as a result of the increase in the estimated market value of the common stock. In August 2001, 691,875 of the new options were exercised and 1,995 were cancelled, leaving none outstanding as of December 31, 2001.



                                   Page F-27

     The table below summarizes the transactions in the Company's stock option plans (in thousands, except per share amounts):

                                                   2001        2000       1999
                                                ---------   ----------   --------
Options outstanding at beginning of year.......   1,328        57,300     57,315
Exchanged in connection with Recapitalization..      --           694         --
Granted .......................................      --           634      2,490
Exercised .....................................    (692)       (1,815)      (750)
Purchased .....................................      --       (54,585)        --
Canceled ......................................      (2)         (900)    (1,755)
                                                ---------   ----------   --------
Options outstanding at end of year
  (exercise price of $1.00 as of
  December 31, 2001)...........................     634         1,328     57,300
                                                =========   ==========   ========
  Exercisable at end of year...................      41           694     30,465
                                                =========   ==========   ========

     The following table summarizes information about the options in the 2001 Plan outstanding as of December 31, 2001 in accordance with SFAS No. 123 (in thousands, except per share amounts):

            OPTIONS OUTSTANDING                           OPTIONS EXERCISABLE
----------------------------------------------------    -----------------------
                          WEIGHTED AVG.    WEIGHTED                    WEIGHTED
                           REMAINING         AVG.                        AVG.
EXERCISE     NUMBER       CONTRACTUAL      EXERCISE       NUMBER       EXERCISE
 PRICE     OUTSTANDING        LIFE           PRICE      EXERCISABLE      PRICE
--------   -----------    -------------    ---------    -----------    --------
 $ 1.00       634             8.73           $1.00          41            $1.00

10.  COMMITMENTS AND CONTINGENCIES

     a.   LEASES

     The Company operates many of its animal hospitals from premises that are leased from the hospitals' previous owners under operating leases with terms, including renewal options, ranging from one to 35 years. Certain leases include purchase options which can be exercised at the Company's discretion at various times within the lease terms.

     The annual lease payments under the lease agreements have provisions for annual increases based on the Consumer Price Index or other amounts specified within the lease contracts.

     The future minimum lease payments on operating leases at December 31, 2001, including renewal option periods, are as follows (in thousands):

          2002 ............................................    $12,247
          2003 ............................................     12,530
          2004 ............................................     12,575
          2005 ............................................     12,285
          2006 ............................................     12,165
          Thereafter ......................................    130,810

     Rent expense totaled $12.6 million, $11.7 million and $10.4 million for the years ended December 31, 2001, 2000 and 1999, respectively. Rental income totaled $176,000, $259,000 and $310,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

     b.   EARN-OUT PAYMENTS

     In connection with certain acquisitions, the Company assumed certain contractual arrangements whereby additional cash may be paid to former owners of acquired hospitals upon attainment of specified financial criteria over periods of one to two years, as set forth in the respective agreements. The amount to be paid cannot be determined until the earn-out periods expire and the attainment of criteria is established. If the specified financial



                                   Page F-28
criteria is attained in the next twelve months, the Company will be obligated to make cash payments of approximately $802,000.

     c.   HOLDBACKS

     In connection with certain acquisitions, the Company withheld a portion of the purchase price (the "holdback"). The holdback is used to offset any cost the Company may pay on behalf of the former owner for any liabilities the Company did not assume at the time of acquisition. The amounts held accrue interest not to exceed 7% per annum and are payable within a twelve-month period. The total outstanding holdbacks at December 31, 2001 were approximately $1.6 million.

     d.   OFFICERS' COMPENSATION

     Effective upon the closing of the Company's IPO, three members of the Company's executive management amended and restated their employment agreements with the Company. These members include the Chief Executive Officer, Chief Operating Officer and Chief Financial Officer. The Senior Vice President retained his existing employment agreement. These agreements aggregate to $1.4 million in salary per year. The agreements allow for upward adjustments to annual salary based on the Consumer Price Index for Los Angeles County. The agreements also call for a maximum of $1.1 million to be paid as annual bonuses based on annual performance goals to be set by the compensation committee of the board of directors. The agreements also call for aggregate severance payments under different scenarios with the maximum amount approximating $8.5 million.

     e.   STATE LAWS

     The laws of many states prohibit business corporations from providing, or holding themselves out as providers of, veterinary medical care. These laws vary from state to state and are enforced by the courts and by regulatory authorities with broad discretion. The Company operates 54 animal hospitals in 11 states with these laws. The Company may experience difficulty in expanding operations into other states with similar laws. Given varying and uncertain interpretations of the veterinary laws of each state, the Company may not be in compliance with restrictions on the corporate practice of veterinary medicine in all states. A determination that the Company is in violation of applicable restrictions on the practice of veterinary medicine in any state in which it operates could have a material adverse effect, particularly if the Company were unable to restructure its operations to comply with the requirements of that state.

     For example, the Company currently is a party to a lawsuit in the State of Ohio in which that State has alleged that the management of a veterinary medical group licensed to practice veterinary medicine in that state violates the Ohio statute prohibiting business corporations from providing or holding themselves out as providers of veterinary medical care. On March 20, 2001, the trial court in the case entered summary judgment in favor of the State of Ohio and issued an order enjoining the Company from operating in the State of Ohio in a manner that is in violation of the state statute. In response, the Company has restructured its operations in the State of Ohio in a manner believed to conform to the state law and the court's order. The Attorney General of the State of Ohio informed the Company that it disagrees with its position that the Company is in compliance with the court's order. In June 2001, the Company appeared at a status conference before the trial court at which time the court directed the parties to meet together to attempt to settle this matter. Consistent with the trial court's directive, the Company engaged in discussions with the Attorney General's office in the State of Ohio. The parties appeared at an additional status conference in February 2002. The parties were not able to reach a settlement prior to the February status conference. At that status conference, the court ordered the parties to participate in a court-supervised settlement conference that was scheduled for March 19, 2002. The court postponed the settlement conference and has not yet scheduled a new date. If a settlement cannot be reached, the Company would be required to discontinue operations in the state. The five animal hospitals in the State of Ohio have a book value of $6.1 million as of December 31, 2001. If the Company was required to discontinue operations in the State of Ohio, it might not be able to dispose of the hospital assets for their book value. The animal hospitals located in the State of Ohio generated revenue and operating income of $2.1 million and $409,000, respectively, in the year ended December 31, 2001 and $2.2 million and $513,000, respectively, in the year ended December 31, 2000.



                                   Page F-29

     All of the states in which the Company operates impose various registration requirements. To fulfill these requirements, each facility has been registered with appropriate governmental agencies and, where required, have appointed a licensed veterinarian to act on behalf of each facility. All veterinary doctors practicing in the Company's clinics are required to maintain valid state licenses to practice.

     f.   OTHER CONTINGENCIES

     The Company has certain contingent liabilities resulting from litigation and claims incident to the ordinary course of its business. Management believes that the probable resolution of such contingencies will not affect the Company's financial position or results of operations.

11.  CALCULATION OF PER SHARE AMOUNTS

     A reconciliation of the income and shares used in the computations of the basic and diluted earnings (loss) per share ("EPS") for the years ended December 31, 2001, 2000 and 1999 follows (amounts shown in thousands, except per share amounts):

                                                                        2001           2000           1999
                                                                     ----------     ----------     ----------
Income (loss) before extraordinary item...........................   $ (17,264)     $  (5,752)      $ 22,357
    Increase in carrying amount of Redeemable Preferred Stock.....     (19,151)        (5,391)           --
Income (loss) before extraordinary item available to common
  stockholders (basic and diluted)................................   $ (36,415)     $ (11,143)      $ 22,357
Weighted average common share outstanding:
    Basic.........................................................      19,509        234,055        315,945
        Effect of dilutive common share stock options.............         --             --          13,830
    Diluted.......................................................      19,509        234,055        329,775
Earnings per share (before extraordinary items)
    Basic.........................................................   $   (1.87)     $   (0.05)      $   0.07
    Diluted.......................................................   $   (1.87)     $   (0.05)      $   0.07

     On September 20, 2000, the Company paid $1.00 per share, for a total payment of $314.5 million, to repurchase 310,836,000 shares of its outstanding common stock in connection with the Recapitalization, of which approximately $3.7 million was attributable to costs incurred in connection with the repurchase of the Company's common stock. These per share and share amounts have been adjusted to reflect a 15-for-1 stock split which took place after the Recapitalization. Immediately after this repurchase, the Company issued 517,995 and 14,350,005 shares of common stock to its management and certain investors, respectively, for $1.00 per share.

     As of December 31, 2001, 633,795 stock options with an exercise price of $1.00 were outstanding and at December 31, 2000, 1,327,670 stock options and warrants to purchase an aggregate 1,149,990 common shares were outstanding. These stock options and warrants were not included in the computation of Diluted EPS because conversion would have had an antidilutive effect on Diluted EPS.

     The $84.4 million of 5.25% convertible debentures which were convertible into 36,849,345 shares of common stock were outstanding at December 31, 1999, but were not included in the computation of Diluted EPS, because conversion would have had an antidilutive effect on Diluted EPS. These convertible debentures were retired in 2000.



                                   Page F-30

12.  INCOME TAXES

     The provision (benefit) for income taxes is comprised of the following for the three years ended December 31, (in thousands):

                                                2001       2000       1999
                                             ---------    ---------  ---------
Federal:
    Current..............................    $    803     $  (889)   $ 10,161
    Deferred ............................      (8,366)      1,219         515
                                             ---------    ---------  ---------
                                               (7,563)        330      10,676
                                             ---------    ---------  ---------
State:
    Current .............................       2,090        (142)      2,850
    Deferred ............................      (1,141)        166         834
                                             ---------    ---------  ---------
                                                  949          24       3,684
                                             ---------    ---------  ---------
                                             $ (6,614)    $   354    $ 14,360
                                             =========    =========  =========

     The consolidated statements of operations for the years ended December 31, 2001 and 2000 includes a provision for income taxes of $445,000 and $2.2 million and a benefit for income taxes of $7.1 million and $1.8 million, respectively, associated with the early extinguishment of debt. The net benefit of approximately $6.6 million and $354,000, respectively, is reflected in the table above.

     The Company accounts for income taxes under the provisions of SFAS No. 109, "ACCOUNTING FOR INCOME TAXES." SFAS No. 109 requires recognition of deferred tax liabilities and assets for the expected future consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates for the year in which the differences are expected to reverse.

     The net deferred tax asset (liability) at December 31 is comprised of (in thousands):

                                                                    2001        2000
                                                                 ---------    ---------
      Current deferred tax assets (liabilities):
          Accounts receivable .................................. $  2,048     $  1,273
          State taxes ..........................................     (710)        (903)
          Other liabilities and reserves .......................    5,438        3,696
          Start-up costs .......................................       66           66
          Other assets .........................................     (295)        (294)
          Inventory ............................................      817          817
                                                                 ---------    ---------
                Total current deferred tax asset, net .......... $  7,364     $  4,655
                                                                 =========    =========

                                                                    2001        2000
                                                                 ---------    ---------
      Non-current deferred tax (liabilities) assets:
          Net operating loss carryforwards ..................... $ 12,233     $  6,460
          Write-down of assets .................................    2,012        1,377
          Start-up costs .......................................      302          302
          Other assets .........................................    6,429        3,537
          Intangible assets ....................................  (15,735)     (11,934)
          Property and equipment ...............................   (1,642)      (1,720)
          Unrealized loss on investments .......................    2,588        2,555
          Valuation allowance ..................................   (7,871)      (9,061)
                                                                 ---------    ---------
                Total non-current deferred tax liability, net... $ (1,684)    $ (8,484)
                                                                 =========    =========

     Under the Tax Reform Act of 1986, the utilization of Federal net operating loss ("NOL") carryforwards to reduce taxable income will be restricted under certain circumstances. Events that cause such a limitation include, but are not limited to, a cumulative ownership change of more than 50% over a three-year period. Management believes that past mergers caused such a change of ownership and, accordingly, utilization of the NOL carryforwards may be limited in future years. Accordingly, the valuation allowance is principally related to



                                   Page F-31
subsidiaries' NOL carryforwards as well as certain acquisition related expenditures where the realization of this deduction is uncertain at this time.

     At December 31, 2001, the Company had NOL carryforwards of approximately $29.2 million, comprised of NOL carryforwards acquired in the past. Also included in this amount is approximately $13.6 million of losses generated in the current year which can be utilized with no cumulative ownership change limitations. These NOL's expire at various dates through 2015.

     On October 25, 1999, the FASB's Emerging Issues Task Force ("EITF") reached consensus in Issue 99-15, "Accounting for Decreases in Deferred Tax Asset Valuation Allowances Established in a Purchase Business Combination as a Result of a Change in Tax Regulation" ("Issue No. 99-15"). Issue No. 99-15 is the EITF's response to the Internal Revenue Services's June 25, 1999 ruling, as stated in Treasury Regulation 1.1502-21, reducing the requirements for using certain net operating loss carryovers and carrybacks ("NOLs"). As a result, the Company recorded a deferred tax benefit during the year ended December 31, 1999 equal to $2.1 million.

     A reconciliation of the provision (benefit) for income taxes to the amount computed at the Federal statutory rate for the three years ended December 31, is as follows:

                                                      2001      2000      1999
                                                     ------    ------    ------
    Federal income tax at statutory rate ............ (35)%     (35)%      35%
    Effect of amortization of goodwill ..............   4        18         4
    State taxes, net of Federal benefit .............  (3)       (2)        7
    Tax exempt income ...............................  --        (1)       (1)
    Write-down of zero tax basis assets .............   7        --         --
    Non-cash compensation charges ...................   8        --         --
    Valuation allowance .............................  (2)       24         (6)
                                                     ------    ------    ------
                                                      (21)%       4%        39%
                                                     ======    ======    ======

13.  401(K) PLAN

     During 1992, the Company established a voluntary retirement plan under
Section 401(k) of the Internal Revenue Code. The plan covers all employees with at least six months of employment with the Company and provides for annual matching contributions by the Company at the discretion of the Company's board of directors. In 2001, 2000 and 1999, the Company provided a total matching contribution approximating $1.1 million, $715,000 and $353,000, respectively.

14.  LINES OF BUSINESS

     During the three years ending December 31, 2001, the Company had three reportable segments: Laboratory, Animal Hospital and Corporate. These segments are strategic business units that have different products, services and functions. The segments are managed separately because each is a distinct and different business venture with unique challenges, rewards and risks. The Animal Hospital segment provides veterinary services for companion animals and sells related retail products. The Laboratory segment provides testing services for veterinarians both associated with the Company and independent of the Company. Corporate provides selling, general and administrative support for the other segments and recognizes revenue associated with consulting agreements.

     The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance of segments based on profit or loss before income taxes, interest income, interest expense and minority interest, which are evaluated on a consolidated level. For purposes of reviewing the operating performance of the segments, all intercompany sales and purchases are accounted for as if they were transactions with independent third parties at current market prices.



                                   Page F-32

     The following is a summary of certain financial data for each of the three segments (in thousands):

                                                                           INTERCOMPANY
                                                ANIMAL                        SALES
                                  LABORATORY   HOSPITAL      CORPORATE     ELIMINATIONS    TOTAL
                                  ----------   --------      ----------    ------------  ----------
2001
Revenue .........................  $134,711    $272,113      $   2,000       $(7,462)    $ 401,362
Operating income (loss) .........    36,624      36,607        (45,525)         --          27,706
Depreciation/amortization
  expense........................     4,657      14,491          6,018          --          25,166
Identifiable assets .............   110,466     322,657         35,398          --         468,521
Capital expenditures ............     1,944       9,075          2,462          --          13,481

2000
Revenue .........................  $119,300    $240,624       $    925       $(6,162)    $ 354,687
Operating income (loss) .........    34,044      30,630        (45,469)         --          19,205
Recapitalization costs ..........      --          --           34,268          --          34,268
Depreciation/amortization
  expense........................     4,472      12,167          2,239          --          18,878
Identifiable assets .............   109,453     312,473         61,144          --         483,070
Capital expenditures ............     2,194      18,751          1,610          --          22,555

1999
Revenue .........................  $103,282    $217,988      $   5,100       $(5,810)    $ 320,560
Operating income (loss) .........    28,039      26,765         (7,788)         --          47,016
Year 2000 remediation costs .....      --          --            2,839          --           2,839
Reversal of restructuring
  charges........................      --          --            1,873          --           1,873
Depreciation/amortization
expense .........................     4,234      10,472          1,757          --          16,463
Identifiable assets .............   105,224     280,742         40,534          --         426,500
Capital expenditures ............     1,997      15,970          3,836          --          21,803

     Corporate operating loss includes salaries, general and administrative expense for the executive, finance, accounting, human resources, marketing, purchasing and regional operational management functions that support the Laboratory and Animal Hospital segments.

     The following is a reconciliation between total segment operating income after eliminations and consolidated income (loss) before provision for income taxes and extraordinary items as reported on the consolidated statements of operations (in thousands):

                                                                2001         2000       1999
                                                              ---------   ---------  ---------
Total segment operating income after eliminations .........   $ 27,706    $ 19,205   $ 47,016
Interest income ...........................................        669         850      1,194
Interest expense ..........................................    (43,587)    (20,742)   (10,643)
Minority interest in income of subsidiaries ...............     (1,439)     (1,066)      (850)
Gain on sale of VPI........................................        --        3,200        --
Loss on investment in Zoasis ..............................        --       (5,000)       --
Other .....................................................       (168)        --         --
                                                              ---------   ---------  ---------
Income (loss) before provision for income taxes and
  extraordinary items......................................   $(16,819)   $ (3,553)  $ 36,717
                                                              =========   =========  =========

15.  CONDENSED CONSOLIDATING INFORMATION

     In connection with Vicar's issuance in November 2001 of $170.0 million of 9.875% senior subordinated notes. VCA and each existing and future domestic wholly owned restricted subsidiary of Vicar (the "Guarantor") have, jointly and severally, fully and unconditionally guaranteed the 9.875% senior subordinated notes. These guarantees are unsecured and subordinated in right of payment to all existing and future indebtedness outstanding under the Credit Agreement and any other indebtedness permitted to be incurred by Vicar under the terms of the indenture agreement for the 9.875% senior subordinated notes.

     Vicar's subsidiaries are composed of wholly owned restricted subsidiaries and partnerships. The partnerships may elect to serve as guarantors of Vicar's obligations, however, none of the partnerships have elected



                                   Page F-33
to do so. Vicar conducts all of its business through and derives virtually all of its income from its subsidiaries. Therefore, Vicar's ability to make required payments with respect to its indebtedness (including the 9.875% senior subordinated notes) and other obligations depends on the financial results and condition of its subsidiaries and its ability to receive funds from its subsidiaries.

     Pursuant to Rule 3-10 of Regulation S-X, the following condensed consolidating information is for VCA, Vicar, the wholly owned Guarantors and the non-Guarantor subsidiaries with respect to the 9.875% senior subordinated notes. This condensed financial information has been prepared from the books and records maintained by VCA, Vicar, the Guarantors and the non-Guarantor subsidiaries. The condensed financial information may not necessarily be indicative of results of operations or financial position had the Guarantors and non-Guarantor subsidiaries operated as independent entities. The separate financial statements of the Guarantors are not presented because management has determined they would not be material to investors.



                                   Page F-34

                        VCA ANTECH, INC. AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                     CONDENSED CONSOLIDATING BALANCE SHEETS

                             AS OF DECEMBER 31, 2001
                                 (IN THOUSANDS)

                                                                          NON-
                                                          GUARANTOR     GUARANTOR
                                    VCA         VICAR    SUBSIDIARIES  SUBSIDIARIES  ELIMINATION  CONSOLIDATED
                                   --------   ---------  ------------  ------------  -----------  ------------
Current assets:
   Cash and equivalents........... $    --    $   3,467    $  3,260      $    376     $     --      $  7,103
   Trade accounts receivable, net.      --          --       17,702           334           --        18,036
   Inventory......................      --          --        4,111           390           --         4,501
   Prepaid expenses and other.....      --        1,165       1,049           164           --         2,378
   Deferred income taxes .........      --        7,364         --            --            --         7,364
   Prepaid income taxes...........      --        2,782         --            --            --         2,782
                                   --------    --------    --------      --------     ----------    --------
      Total current assets........      --       14,778      26,122         1,264           --        42,164
Property and equipment, net.......      --        8,421      78,225         2,598           --        89,244
Other assets:
   Goodwill, net..................      --          --      298,198        19,064           --       317,262
   Covenants not to compete, net..      --          --        4,211           616           --         4,827
   Notes receivable, net..........      320         498       1,017           837           --         2,672
   Deferred financing costs, net..      780      10,600         --            --            --        11,380
   Other..........................      --          --          969             3           --           972
Investment in subsidiaries........  123,842     179,391      19,920           --       (323,153)         --
                                   --------    --------    --------      --------     ----------    --------
   Total assets................... $124,942    $213,688    $428,662      $ 24,382     $(323,153)    $468,521
                                   ========    ========    ========      ========     ==========    ========
Current liabilities:
   Current portion of long-term
     obligations.................. $    --     $  4,766   $     389      $      4     $     --      $  5,159
   Accounts payable...............      --        5,223       2,074            16           --         7,313
   Accrued payroll and related
     liabilities..................      --        5,019       6,440           258           --        11,717
   Other accrued liabilities......      --       15,627       2,968            10           --        18,605
                                   --------    --------    --------      --------     ----------    --------
      Total current liabilities...      --       30,635      11,871           288           --        42,794
Long-term obligations, less
  current portion.................   54,345     324,152         672             4           --       379,173
Deferred income taxes.............      --        1,684         --            --            --         1,684
Minority interest.................      --          --          --            --          5,106        5,106
Intercompany payable (receivable).   30,833    (266,625)    236,728          (936)          --           --
Stockholders' equity:
   Common stock...................       37         --          --            --            --            37
   Additional paid-in capital.....  188,840         --          --            --            --       188,840
   Retained earnings
     (accumulated deficit)........ (146,594)    125,697     179,391        25,026      (330,114)    (146,594)
   Accumulated comprehensive loss.   (1,855)     (1,855)        --            --          1,855       (1,855)
   Notes receivable from
    stockholders..................     (664)        --          --            --            --          (664)
                                   --------    --------    --------      --------     ----------    --------
      Total stockholders' equity..   39,764     123,842     179,391        25,026      (328,259)      39,764
                                   --------    --------    --------      --------     ----------    --------
      Total liabilities and
        stockholders' equity...... $124,942    $213,688   $ 428,662      $ 24,382     $(323,153)    $468,521
                                   ========    ========    ========      ========     ==========    ========



                                   Page F-35

                        VCA ANTECH, INC. AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                     CONDENSED CONSOLIDATING BALANCE SHEETS

                             AS OF DECEMBER 31, 2000
                                 (IN THOUSANDS)

                                                                          NON-
                                                          GUARANTOR     GUARANTOR
                                    VCA         VICAR    SUBSIDIARIES  SUBSIDIARIES  ELIMINATION  CONSOLIDATED
                                   ---------  ---------  ------------  ------------  -----------  ------------
Current assets:
   Cash and equivalents..........  $      -   $   8,165   $    2,073    $    281      $       -    $   10,519
   Trade accounts receivable, net         -           -       15,095         355              -        15,450
   Inventory.....................         -           -        5,333         440              -         5,773
   Prepaid expenses and other....         9       1,896        1,396         123              -         3,424
   Deferred income taxes ........         -       4,655            -           -              -         4,655
   Prepaid income taxes..........         -       9,402            -           -              -         9,402
                                   ---------  ---------    ---------    ---------     ----------    ----------
      Total current assets.......         9      24,118       23,897       1,199              -        49,223
Property and equipment, net......         -       8,678       74,801       3,493              -        86,972
Other assets:
   Goodwill, net.................         -           -      296,585      13,600              -       310,185
   Covenants not to compete, net.         -      14,348        4,780         421              -        19,549
   Notes receivable, net.........         -         605          828         745              -         2,178
   Deferred financing costs, net.     1,722      11,651            -           -              -        13,373
   Other.........................         -          13        1,577           -              -         1,590
Investment in subsidiaries.......   135,719     140,672       16,272           -       (292,663)            -
                                   ---------  ---------    ---------    ---------     ----------    ----------
   Total assets..................  $137,450   $ 200,085   $  418,740    $ 19,458      $(292,663)    $ 483,070
                                   =========  =========    =========    =========     ==========    ==========
Current liabilities:
   Current portion of long-term
     obligations.................  $      -   $   5,674           68          14              -         5,756
   Accounts payable..............         -       6,634        1,759           -              -         8,393
   Accrued payroll and related
     liabilities.................         -       3,032        5,098         205              -         8,335
   Other accrued liabilities.....         -      14,229        2,451           7              -        16,687
                                   ---------  ---------    ---------    ---------     ----------    ----------
      Total current liabilities..         -      29,569        9,376         226              -        39,171
Long-term obligations, less
  current portion................    93,549     262,232        1,212           -              -       356,993
Deferred income taxes............         -       8,484            -           -              -         8,484
Other liabilities................         -       1,500            -           -              -         1,500
Minority interest................         -           -            -           -          3,610         3,610
Intercompany payable (receivable)   (29,411)   (237,419)     267,480        (650)             -             -
Series A Redeemable Preferred
  Stock, at redemption value.....    77,875           -            -           -              -        77,875
Series B Redeemable Preferred
  Stock, at redemption value.....    76,747           -            -           -              -        76,747
Stockholders' equity (deficit):
   Common stock..................       175           -            -           -              -           175
   Additional paid-in capital....    19,053           -            -           -              -        19,053
   Retained earnings
     (accumulated deficit).......  (100,020)    135,719      140,672      19,882       (296,273)     (100,020)
   Notes receivable from
     stockholders................      (518)          -            -           -              -          (518)
                                   ---------  ---------    ---------    ---------     ----------    ----------
      Total stockholders' equity
        (deficit)................   (81,310)    135,719      140,672      19,882       (296,273)      (81,310)
                                   ---------  ---------    ---------    ---------     ----------    ----------
      Total liabilities and
        stockholders' equity
          (deficit)..............  $137,450   $ 200,085    $ 418,740    $ 19,458      $(292,663)    $ 483,070
                                   =========  =========    =========    =========     ==========    ==========



                                   Page F-36

                        VCA ANTECH, INC. AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (CONTINUED)
                CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS

                      FOR THE YEAR ENDED DECEMBER 31, 2001
                                 (IN THOUSANDS)

                                                                                        NON-
                                                                      GUARANTOR      GUARANTOR
                                             VCA          VICAR      SUBSIDIARIES   SUBSIDIARIES   ELIMINATION    CONSOLIDATED
                                          ----------    ----------   ------------   ------------   -----------    ------------
Revenue...............................    $    --       $   2,000     $ 370,549       $  29,464     $    (651)     $401,362
Direct costs..........................         --            --         262,386          21,491          (651)      283,226
                                          ----------    ----------    ----------      ----------    ----------     ---------
                                               --           2,000       108,163           7,973          --         118,136
Selling, general and administrative...         --          14,876        22,648           1,109          --          38,633
Depreciation and amortization ........         --           6,018        18,100           1,048          --          25,166
Agreement termination costs...........         --          17,552          --              --            --          17,552
Write-down and loss on sale of assets.         --           9,079          --              --            --           9,079
                                          ----------    ----------    ----------      ----------    ----------     ---------
  Operating income (loss).............         --         (45,525)       67,415           5,816          --          27,706
Net interest expense .................       16,142        26,687            (3)             92          --          42,918
Other expense, net....................         --             168          --              --            --             168
Equity interest in income of
  subsidiaries........................      (10,022)       38,719         4,285            --         (32,982)         --
                                          ----------    ----------    ----------      ----------    ----------     ---------
    Income (loss) before minority
      interest, provision for income
      taxes and extraordinary item....      (26,164)      (33,661)       71,703           5,724       (32,982)      (15,380)
Minority interest in income of
  subsidiaries .......................         --            --            --              --           1,439         1,439
                                          ----------    ----------    ----------      ----------    ----------     ---------
    Income (loss) before provision
      for income taxes and
      extraordinary item..............      (26,164)      (33,661)       71,703           5,724       (34,421)      (16,819)
Provision (benefit) for income taxes..       (5,933)      (26,606)       32,984            --            --             445
                                          ----------    ----------    ----------      ----------    ----------     ---------
    Income (loss) before
      extraordinary item..............      (20,231)       (7,055)       38,719           5,724       (34,421)      (17,264)
Extraordinary loss on extinguishment
  of debt, net of tax.................        7,192         2,967          --              --            --          10,159
                                          ----------    ----------    ----------      ----------    ----------     ---------
    Net income (loss).................    $ (27,423)    $ (10,022)    $  38,719       $   5,724     $ (34,421)     $(27,423)
                                          ==========    ==========    ==========      ==========    ==========     =========



                                   Page F-37

                        VCA ANTECH, INC. AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS

                      For the Year Ended December 31, 2000
                                 (in thousands)

                                                                                        NON-
                                                                      GUARANTOR      GUARANTOR
                                              VCA         VICAR      SUBSIDIARIES   SUBSIDIARIES    ELIMINATION    CONSOLIDATED
                                          -----------   -----------  ------------   -------------   -----------    -----------
Revenue...............................    $      425    $      500   $    333,233   $     20,980    $     (451)    $  354,687
Direct costs..........................            --            --        239,642         15,699          (451)       254,890
                                          -----------   -----------  -------------  -------------   -----------    -----------
                                                 425           500         93,591          5,281            --         99,797
Selling, general and administrative...         7,660         2,227         16,814            745            --         27,446
Depreciation and amortization.........           697         1,542         15,833            806            --         18,878
Recapitalization costs................        34,268            --             --             --            --         34,268
                                          -----------   -----------  -------------  -------------   -----------    -----------
  Operating income (loss).............       (42,200)       (3,269)        60,944          3,730            --         19,205
Net interest expense..................         9,438         6,728          3,836           (110)           --         19,892
Other expense, net....................        (3,200)        5,000             --             --            --          1,800
Equity interest in income of
  subsidiaries........................        20,641         6,742          2,774             --       (30,157)            --
                                          -----------   -----------  -------------  -------------   -----------    -----------
    Income (loss) before minority
      interest, provision for income
      taxes and extraordinary item....       (27,797)       (8,255)        59,882          3,840       (30,157)        (2,487)
Minority interest in income of
  subsidiaries........................            --            --             --             --         1,066          1,066
                                          -----------   -----------  -------------  -------------   -----------    -----------
    Income (loss) before provision
      for income taxes and
      extraordinary item..............       (27,797)       (8,255)        59,882          3,840       (31,223)        (3,553)
Provision for income taxes............       (22,045)       (3,302)        27,546             --            --          2,199
                                          -----------   -----------  -------------  -------------   -----------    -----------
    Income (loss) before
      extraordinary item..............        (5,752)       (4,953)        32,336          3,840       (31,223)        (5,752)
Extraordinary loss on
  extinguishment of debt, net of tax..         2,659            --             --             --            --          2,659
                                          -----------   -----------  -------------  -------------   -----------    -----------
    Net income (loss).................    $   (8,411)   $   (4,953)  $     32,336   $      3,840    $  (31,223)    $   (8,411)
                                          ===========   ===========  =============  =============   ===========    ===========



                                   Page F-38


                        VCA ANTECH, INC. AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS

                      For the Year Ended December 31, 1999
                                 (in thousands)

                                                                          NON-
                                                         GUARANTOR      GUARANTOR
                                              VCA       SUBSIDIARIES   SUBSIDIARIES    ELIMINATION    CONSOLIDATED
                                          -----------   ------------   ------------    -----------    ------------
Revenue.................................   $    5,100    $   298,394    $    17,489    $    (423)      $ 320,560
Direct costs............................           --        219,584         13,332         (423)        232,493
                                           -----------   ------------   ------------   ----------      ----------
                                                5,100         78,810          4,157           --          88,067
Selling, general and administrative.....       10,165         12,843            614           --          23,622
Depreciation and amortization...........        1,757         14,069            637           --          16,463
Year 2000 remediation expense...........        2,839             --             --           --           2,839
Reversal of restructuring charges.......       (1,873)            --             --           --          (1,873)
                                           -----------   ------------   ------------   ----------      ----------
  Operating income (loss)...............       (7,788)        51,898          2,906           --          47,016
Net interest expense....................        4,983          4,566           (100)          --           9,449
Equity interest in income of
  subsidiaries..........................       26,724          2,156             --      (28,880)             --
                                           -----------   ------------   ------------   ----------      ----------
  Income before minority interest
    and provision for income taxes......       13,953         49,488          3,006      (28,880)         37,567
Minority interest in income of
  Subsidiaries..........................           --             --             --          850             850
                                           -----------   ------------   ------------   ----------      ----------
  Income before provision for
    income taxes........................       13,953         49,488          3,006      (29,730)         36,717
Provision for income taxes..............       (8,404)        22,764             --           --          14,360
                                           -----------   ------------   ------------   ----------      ----------
  Net income............................   $   22,357    $    26,724    $     3,006    $ (29,730)      $  22,357
                                           ===========   ============   ============   ==========      ==========



                                   Page F-39

                        VCA ANTECH, INC. AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                 CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

                      For the Year Ended December 31, 2001
                                 (in thousands)

                                                                                        NON-
                                                                       GUARANTOR      GUARANTOR
                                              VCA          VICAR      SUBSIDIARIES   SUBSIDIARIES    ELIMINATION    CONSOLIDATED
                                          -----------   ----------   -------------   -------------   -----------    -----------
Cash from operating activities:
   Net income (loss).....................  $ (27,423)   $ (10,022)    $  38,719       $  5,724        $(34,421)     $ (27,423)
   Adjustments to reconcile net
     income (loss) to net cash
     provided by operating activities:
     Equity interest in earnings of
       subsidiaries......................     10,022      (38,719)       (4,285)          --            32,982           --
     Depreciation and amortization.......       --          6,018        18,100          1,048            --           25,166
     Amortization of debt discount
       and deferred financing costs......      1,598          555          --             --              --            2,153
     Provision for uncollectible
       accounts..........................       --           --           3,649            324            --            3,973
     Extraordinary loss on early
       extinguishment of debt............     12,190        5,028          --             --              --           17,218
     Non-cash compensation...............       --            771         6,840           --              --            7,611
     Interest paid in kind on senior
       subordinated notes................     14,528         --            --             --              --           14,528
     Agreement termination costs.........       --          9,552          --             --              --            9,552
     Write-down on sale of assets........       --          8,531          --             --              --            8,531
     Loss on sale of assets..............       --            548          --             --              --              548
     Minority interest in income of
       subsidiaries......................       --           --            --             --             1,439          1,439
     Distributions to minority
       interest partners.................       --         (1,635)         --             --              --           (1,635)
     Increase in accounts receivable,
       net...............................       --           --          (6,083)          (303)           --           (6,386)
     Decrease in inventory, prepaid
       expenses and other assets.........          9          744         1,586              9            --            2,348
     Increase (decrease) in accounts
       payable and accrued liabilities...       --          6,707        (4,817)            69            --            1,959
     Decrease in prepaid income taxes....       --          7,031          --             --              --            7,031
     Increase (decrease) in intercompany
       payable (receivable)..............    (10,924)      68,402       (50,702)        (6,776)           --             --
     Increase in deferred taxes, net.....       --         (9,509)         --             --              --           (9,509)
                                           ----------   ----------    ----------      ---------       ---------     ----------
Net cash provided by operating
activities...............................       --         54,002         3,007             95            --           57,104
                                           ----------   ----------    ----------      ---------       ---------     ----------
Cash flows from investing activities:
     Business acquisitions, net of
       cash acquired.....................       --        (24,306)         --             --              --          (24,306)
     Property and equipment
       additions, net....................       --        (12,212)       (1,944)          --              --          (14,156)
     Proceeds from sale of assets........       --          1,705          --             --              --            1,705
     Other...............................       --            430           125           --              --              555
                                           ----------   ----------    ----------      ---------       ---------     ----------
       Net cash used in investing
         activities......................       --        (34,383)       (1,819)          --              --          (36,202)
                                           ----------   ----------    ----------      ---------       ---------     ----------
Cash flows from financing activities:
     Repayment of long-term obligations
       including prepayment of penalties..   (66,578)    (108,952)         --             --              --         (175,530)
     Proceeds from issuance of
       long-term debt....................       --        170,000          --             --              --          170,000
     Intercompany transfer of debt
       proceeds..........................     78,863      (78,863)         --             --              --             --
     Payment of deferred financing costs.       --         (4,366)         --             --              --           (4,366)
     Repayment of preferred stock........   (173,773)        --            --             --              --         (173,773)
     Proceeds from issuance of common
       stock.............................    161,488         --            --             --              --          161,488
     Net payments related to
       recapitalization..................       --         (2,137)         --             --              --           (2,137)
                                           ----------   ----------    ----------      ---------       ---------     ----------
       Net cash used in financing
         activities......................       --        (24,318)         --             --              --          (24,318)
                                           ----------   ----------    ----------      ---------       ---------     ----------
Increase (decrease) in cash and
   equivalents...........................       --         (4,699)        1,188             95            --           (3,416)
Cash and equivalents at beginning of
   year..................................       --          8,165         2,073            281            --           10,519
                                           ----------   ----------    ----------      ---------       ---------     ----------
Cash and equivalents at end of year......  $    --      $   3,466     $   3,261       $    376        $   --        $   7,103
                                           ==========   ==========    ==========      =========       =========     ==========



                                   Page F-40

                        VCA ANTECH, INC. AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                 CONDENSED CONSOLIDATING STATEMENT OF CASH FLOWS

                      For the Year Ended December 31, 2000
                                 (in thousands)

                                                                                                NON-
                                                                               GUARANTOR     GUARANTOR
                                                         VCA        VICAR     SUBSIDIARIES  SUBSIDIARIES   ELIMINATION  CONSOLIDATED
                                                     ----------  ----------  -------------  ------------   -----------  -----------
Cash from operating activities:
   Net income (loss)..............................   $  (8,411)  $  (4,953)    $  32,336      $  3,840     $ (31,223)   $  (8,411)
   Adjustments to reconcile net income (loss)
     to net cash provided by operating activities:
     Equity interest in earnings of subsidiaries..     (20,641)     (6,742)       (2,774)           --        30,157           --
     Depreciation and amortization................         697       1,542        15,833           806            --       18,878
     Provision for uncollectable accounts.........          --          --         2,838           267            --        3,105
     Amortization of debt discount and deferred
       financing costs............................         315         521            --            --            --          836
     Extraordinary loss on early extinguishment
       of debt....................................       4,504          --            --            --            --        4,504
     Recapitalization costs.......................      34,268          --            --            --            --       34,268
     Non-cash compensation........................          --          56           499            --            --          555
     Interest paid in kind on senior
       subordinated notes.........................       4,306          --            --            --            --        4,306
     Gain on sale of investments in VPI...........      (3,200)         --            --            --            --       (3,200)
     Loss recognized on investment in Zoasis......          --       5,000            --            --            --        5,000
     Minority interest in income of subsidiaries..          --          --            --            --         1,066        1,066
     Distributions to minority interest partners..      (1,031)       (369)           --            --            --       (1,400)
     Increase in accounts receivable..............          --          --        (3,088)         (274)           --       (3,362)
     Decrease (increase) in inventory, prepaid
       expense and other..........................      (2,409)      2,688         1,837          (110)           --        2,006
     Increase (decrease) in accounts payable
       and accrued liabilities....................       6,396       2,892        (3,431)           75            --        5,932
     Increase in prepaid income taxes.............      (2,662)     (2,754)           --            --            --       (5,416)
     Increase (decrease) in intercompany
       payable (receivable).......................      18,156      28,649       (42,354)       (4,451)           --           --
     Increase in deferred taxes, net..............          --       1,387            --            --            --        1,387
                                                     ----------  ----------    -----------    ----------   -----------  -----------
    Net cash provided by operating activities.....      30,288      27,917         1,696           153            --       60,054
                                                     ----------  ----------    -----------    ----------   -----------  -----------
Cash flows from investing activities:
     Business acquisitions, net of cash acquired..     (12,478)     (5,705)           --            --            --      (18,183)
     Property and equipment additions, net........      (8,988)    (13,173)       (2,194)           --            --      (24,355)
     Investments in marketable securities.........    (129,992)         --            --            --            --     (129,992)
     Proceeds from sales or maturities of
       marketable securities......................     135,666          --            --            --            --      135,666
     Payment for covenants not to compete.........     (15,630)         --            --            --            --      (15,630)
     Net proceeds from sale of investment in VPI..       8,200          --            --            --            --        8,200
     Investment in Zoasis.........................      (5,000)         --            --            --            --       (5,000)
     Other........................................          44         151         1,420            --            --        1,615
                                                     ----------  ----------    -----------    ----------   -----------  -----------
    Net cash used in investing activities.........     (28,178)    (18,727)         (774)           --            --      (47,679)
                                                     ----------  ----------    -----------    ----------   -----------  -----------
Cash flows from financing activities:
     Repayment of long-term obligations...........    (172,342)       (512)           --            --            --     (172,854)
     Proceeds from the issuance of long-term
       debt.......................................     356,670          --            --            --            --      356,670
     Payment of deferred financing costs..........     (13,958)         --            --            --            --      (13,958)
     Proceeds from issuance of common stock
       under stock option plans...................         923          --            --            --            --          923
     Proceeds from issuance of preferred stock....     149,231          --            --            --            --      149,231
     Proceeds from issuance of common stock.......      14,350          --            --            --            --       14,350
     Proceeds from issuance of warrants...........       1,149          --            --            --            --        1,149
     Repurchase of common stock...................    (314,508)         --            --            --            --     (314,508)
     Purchase of treasury stock...................      (3,323)         --            --            --            --       (3,323)
     Payments for recapitalization expense........     (29,643)       (513)           --            --            --      (30,156)
                                                     ----------  ----------    -----------    ----------   -----------  -----------
    Net cash used in financing activities.........     (11,451)     (1,025)           --            --            --      (12,476)
                                                     ----------  ----------    -----------    ----------   -----------  -----------
Increase (decrease) in cash and equivalents.......      (9,341)      8,165           922           153            --         (101)
Cash and equivalents at beginning of year.........       9,341          --         1,151           128            --       10,620
                                                     ----------  ----------    -----------    ----------   -----------  -----------
Cash and equivalents at end of year...............   $      --   $   8,165     $   2,073      $    281     $      --    $  10,519
                                                     ==========  ==========    ===========    ==========   ===========  ===========



                                   Page F-41

                        VCA ANTECH, INC. AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - (Continued)
                CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

                      For the Year Ended December 31, 1999
                                 (in thousands)

                                                                                       NON-
                                                                     GUARANTOR      GUARANTOR
                                                          VCA       SUBSIDIARIES   SUBSIDIARIES    ELIMINATION    CONSOLIDATED
                                                      -----------   ------------   ------------    -----------    ------------
Cash from operating activities:
   Net income ......................................   $  22,357     $  26,724      $  3,006        $(29,730)      $  22,357
   Adjustments to reconcile net income to net
     cash provided by operating activities:
     Equity interest in earnings of subsidiaries....     (26,724)       (2,156)           --          28,880              --
     Depreciation and amortization..................       1,757        14,069           637              --          16,463
     Amortization of debt discount and deferred
       financing costs..............................         241            --            --              --             241
     Provision for uncollectible accounts...........          --         2,357           158              --           2,515
     Minority interest in income of subsidiaries....          --            --            --             850             850
     Distributions to minority interest partners....        (926)           --            --              --            (926)
     Increase in accounts receivable................          --        (5,215)         (320)             --          (5,535)
     Increase in inventory, prepaid expense and
       other........................................        (502)         (238)          (21)             --            (761)
     Increase (decrease)  in accounts payable and
       accrued liabilities..........................       2,383        (3,752)          (14)             --          (1,383)
     Decrease in prepaid income taxes...............       1,054            --            --              --           1,054
     Increase (decrease) in intercompany payable
       (receivable).................................      33,933       (30,522)       (3,411)             --              --
     Increase in deferred taxes, net................       3,592            --            --              --           3,592
                                                       ----------    ----------     ---------       ----------     ----------
    Net cash provided by operating activities.......      37,165         1,267            35              --          38,467
                                                       ----------    ----------     ---------       ----------     ----------
Cash flows from investing activities:
     Business acquisitions, net of cash acquired....     (16,079)           --            --              --         (16,079)
     Real estate acquired in connection with
       business acquisitions........................      (4,241)           --            --              --          (4,241)
     Property and equipment additions, net..........     (19,806)       (1,997)           --              --         (21,803)
     Investments in marketable securities...........     (58,258)           --            --              --         (58,258)
     Proceeds from sales or maturities of
       marketable securities........................      86,410            --            --              --          86,410
     Other..........................................         104           191            --              --             295
                                                       ----------    ----------     ---------       ----------     ----------
    Net cash used in investing activities...........     (11,870)       (1,806)           --              --         (13,676)
                                                       ----------    ----------     ---------       ----------     ----------
Cash flows from financing activities:
     Repayment of long-term obligations.............     (18,922)           --            --              --         (18,922)
     Proceeds from issuance of common stock under
       stock option plans...........................         535            --            --              --             535
     Purchase of treasury shares....................      (4,761)           --            --              --          (4,761)
                                                       ----------    ----------     ---------       ----------     ----------
    Net cash used in financing activities...........     (23,148)           --            --              --         (23,148)
                                                       ----------    ----------     ---------       ----------     ----------
Increase (decrease) in cash and equivalents.........       2,147          (539)           35              --           1,643
Cash and equivalents at beginning of year...........       7,194         1,690            93              --           8,977
                                                       ----------    ----------     ---------       ----------     ----------
Cash and equivalents at end of year.................   $   9,341     $   1,151      $    128        $     --       $   10,620
                                                       ==========    ==========     =========       ==========     ==========



                                   Page F-42

16.      SUBSEQUENT EVENTS

ACQUISITIONS

     From January 1, 2002 through November 1, 2002, the Company acquired 19 animal hospitals and one laboratory for an aggregate consideration (including acquisition costs) of $19.1 million, consisting of $17.5 million in cash, and the assumption of liabilities totaling $1.6 million.

REFINANCING OF SENIOR CREDIT FACILITY

     On August 29, 2002, the Company refinanced its senior credit facility by borrowing $143.1 million in Senior Term C notes and used these proceeds to pay the entire amount due under the Senior Term A and B notes. As a result of repaying these notes, the Company recognized an extraordinary loss on early extinguishment of debt in the third quarter of 2002 of $2.0 million, net of income tax.

REPAYMENT OF 13.5% SENIOR SUBORDINATED AND 15.5% SENIOR NOTES

     On October 24, 2002, the Company borrowed $25.0 million in additional Senior Term C notes under the Credit and Guaranty Agreement. The proceeds from this borrowing and $25.2 million of cash on-hand were used to voluntarily repay the remaining principal balance of $15.0 million for the Company's 13.5% senior subordinated notes and repay $30.0 million of its 15.5% senior notes. As a result of repaying these notes, the Company will recognize an extraordinary loss of approximately $5.5 million, net of income tax, during the fourth quarter of 2002.

SWAP AGREEMENT

     On November 7, 2002 the Company entered into a no-fee swap agreement with Wells Fargo Bank effective November 29, 2002 and expiring November 29, 2004. The agreement swaps monthly variable LIBOR rates for a fixed rate of 2.22% on a notional amount of $40.0 million. The agreement qualifies for hedge accounting.



                                   Page F-43

                        VCA ANTECH, INC. AND SUBSIDIARIES

                 SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS

               FOR THE YEAR ENDED DECEMBER 31, 2001, 2000 AND 1999
                                 (IN THOUSANDS)

                                           BALANCE AT  CHARGED TO                          BALANCE AT
                                            BEGINNING   COSTS AND                            END OF
                                            OF PERIOD   EXPENSES   WRITE-OFFS   OTHER (1)    PERIOD
                                           ----------  ----------  ----------   ---------  ----------
Year ended December 31, 2001
  Allowance for uncollectible accounts
    (2).................................... $  4,173    $  3,973   $ (3,016)      $  174    $  5,304

Year ended December 31, 2000
  Allowance for uncollectible accounts
    (2).................................... $  7,432    $  3,105   $ (6,771)      $  407    $  4,173

Year ended December 31, 1999
  Allowance for uncollectible accounts
    (2).................................... $  6,532    $  2,515   $ (2,252)      $  637    $  7,432

(1) "Other" changes in the allowance for uncollectible accounts include allowances acquired with animal hospitals and laboratory acquisitions.

(2) Balance includes allowance for trade accounts receivable and notes receivable.



                                   Page F-44

                        VCA ANTECH, INC. AND SUBSIDIARIES

                     CONDENSED, CONSOLIDATED BALANCE SHEETS

                 As of September 30, 2002 and December 31, 2001
                                   (Unaudited)
                        (In thousands, except par value)

                                                                            September 30,    December 31,
                                                                                 2002            2001
                                                                            -------------    ------------
ASSETS
Current assets:
      Cash and cash equivalents...........................................   $  32,358       $   7,103
      Trade accounts receivable, less allowance for uncollectible accounts of $6,011 and  $5,241 at September 30, 2002 and
          December 31, 2001, respectively.................................      20,791          18,036
      Inventory, prepaid expenses and other...............................       7,880           6,879
      Deferred income taxes...............................................       9,682           7,364
      Prepaid income taxes................................................        --             2,782
                                                                             ----------      ----------
             Total current assets.........................................      70,711          42,164
Property and equipment, net...............................................      93,604          89,244
Other assets:
      Goodwill, net.......................................................     332,543         317,262
      Covenants not to compete, net.......................................       4,522           4,827
      Deferred financing costs, net.......................................       7,394          11,380
      Other assets........................................................       4,606           3,644
                                                                             ----------      ----------
             Total assets.................................................   $ 513,380       $ 468,521
                                                                             ==========      ==========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
      Current portion of long-term obligations............................   $   1,793       $   5,159
      Accounts payable....................................................       9,131           7,313
      Accrued payroll and related liabilities.............................      14,509          11,717
      Accrued interest....................................................       5,659           2,254
      Income taxes payable................................................       2,035            --
      Other accrued liabilities...........................................      13,195          16,351
                                                                             ----------      ----------
             Total current liabilities....................................      46,322          42,794
Long-term obligations, less current portion...............................     387,041         379,173
Deferred income taxes.....................................................       9,371           1,684
Minority interest.........................................................       5,732           5,106

Stockholders' equity:
      Common stock, par value $0.001, 75,000 shares authorized,
          36,761 and 36,736 shares outstanding as of September 30,
          2002 and December 31, 2001, respectively........................          37              37
      Additional paid-in capital..........................................     188,865         188,840
      Accumulated deficit.................................................    (123,429)       (146,594)
      Accumulated comprehensive loss--unrealized loss on
          hedging instruments.............................................        (319)         (1,855)
      Notes receivable from stockholders..................................        (240)           (664)
                                                                             ----------      ----------
             Total stockholders' equity...................................      64,914          39,764
                                                                             ----------      ----------
             Total liabilities and stockholders' equity...................   $ 513,380       $ 468,521
                                                                             ==========      ==========


         The accompanying notes are an integral part of these condensed, consolidated financial statements.



                                   Page F-45

                        VCA ANTECH, INC. AND SUBSIDIARIES
                CONDENSED, CONSOLIDATED STATEMENTS OF OPERATIONS

              For the Nine Months Ended September 30, 2002 and 2001
                                   (Unaudited)
                        (In thousands, except per share)

                                                                             Nine Months Ended
                                                                               September 30,
                                                                            2002            2001
                                                                         ------------   -----------
Revenue...........................................................        $  336,892     $ 305,365
Direct costs (excludes operating depreciation of $7,007 and
    $6,183 for the nine months ended September 30, 2002
    and 2001, respectively; includes non-cash compensation
    of $1,412 for the nine months ended September 30, 2001).......           226,749       213,454
                                                                          -----------    ----------
                                                                             110,143        91,911
Selling, general and administrative expense (includes non-
    cash compensation of $6,199 for nine months ended
    September 30, 2001)...........................................            25,893        30,365
Depreciation and amortization.....................................             9,330        19,121
Write-down and (gain) loss on sale of assets......................               (80)        8,745
                                                                          -----------    ----------
        Operating income..........................................            75,000        33,680
Net interest expense..............................................            30,541        32,387
Other (income) expense............................................              (159)          233
Minority interest in income of subsidiaries.......................             1,360         1,104
                                                                          -----------    ----------
        Income (loss) before provision for income taxes and
        extraordinary item........................................            43,258           (44)
Provision for income taxes........................................            18,092         6,741
                                                                          -----------    ----------
    Income (loss) before extraordinary item........................           25,166        (6,785)
Extraordinary loss on early extinguishment of debt (net
    of income tax benefit of $1,390)...............................            2,001          --
                                                                          -----------    ----------
        Net income (loss)..........................................           23,165        (6,785)

Increase in carrying amount of redeemable preferred stock.........              --          15,583
                                                                          -----------    ----------
        Net income (loss) available to common stockholders........        $   23,165     $ (22,368)
                                                                          ===========    ==========
Basic earnings (loss) per common share:
    Income (loss) before extraordinary item.......................        $     0.68     $   (1.27)
    Extraordinary loss on early extinguishment of debt............             (0.05)         --
                                                                          -----------    ----------
    Earnings (loss) per common share..............................        $     0.63     $   (1.27)
                                                                          ===========    ==========
Diluted earnings (loss) per common share:
    Income (loss) before extraordinary item.......................        $     0.68     $   (1.27)
    Extraordinary loss on early extinguishment of debt............             (0.05)         --
                                                                          -----------    ----------
    Earnings (loss) per common share..............................        $     0.63     $   (1.27)
                                                                          ===========    ==========
Shares used for computing basic earnings (loss) per share.........            36,744        17,643
                                                                          ===========    ==========
Shares used for computing diluted earnings (loss) per share.......            37,088        17,643
                                                                          ===========    ==========


         The accompanying notes are an integral part of these condensed, consolidated financial statements.



                                   Page F-46

                        VCA ANTECH, INC. AND SUBSIDIARIES

                CONDENSED, CONSOLIDATED STATEMENTS OF CASH FLOWS

              For the Nine Months Ended September 30, 2002 and 2001
                                   (Unaudited)
                                 (In thousands)

                                                                                      Nine Months Ended
                                                                                        September 30,
                                                                                  ------------------------
                                                                                     2002          2001
                                                                                  ----------    ----------
Cash flows from operating activities:
    Net income (loss).........................................................    $  23,165     $  (6,785)
       Adjustments to reconcile net income (loss) to net cash provided by operating activities:
          Depreciation and amortization.......................................        9,330        19,121
          Amortization of deferred financing costs and debt discounts.........        1,264         1,667
          Provision for uncollectible accounts................................        2,347         2,182
          Extraordinary loss on early extinguishment of debt..................        3,391            --
          Non-cash compensation...............................................           --         7,611
          Interest paid in kind on 15.5% senior notes.........................        7,045        12,259
          Write-down and (gain) loss on sale of assets........................          (80)        8,745
          Minority interest in income of subsidiaries.........................        1,360         1,104
          Distributions to minority interest partners.........................       (1,339)       (1,083)
          Increase in accounts receivable.....................................       (5,055)       (3,736)
          Decrease (increase) in inventory, prepaid expenses and other assets.         (918)          685
          Increase (decrease) in accounts payable and accrued liabilities.....        3,945          (307)
          Increase in accrued payroll and related liabilities.................        2,792         3,930
          Increase (decrease) in accrued interest.............................        3,405        (1,547)
          Decrease in prepaid income taxes....................................        2,782           479
          Increase in income taxes payable....................................        2,035            --
          Increase in deferred income tax asset...............................       (2,318)       (1,180)
          Increase in deferred income tax liability...........................        7,687         6,171
                                                                                  ----------    ----------
       Net cash provided by operating activities..............................       60,838        49,316
                                                                                  ----------    ----------
Cash flows from investing activities:
          Business acquisitions, net of cash acquired.........................      (17,845)      (20,615)
          Real estate acquired in connection with business acquisitions.......           --          (675)
          Property and equipment additions, net...............................      (13,405)       (9,929)
          Proceeds from sale of assets........................................        1,391           603
          Other...............................................................          159           285
                                                                                  ----------    ----------
       Net cash used in investing activities..................................      (29,700)      (30,331)
                                                                                  ----------    ----------
Cash flows from financing activities:
          Repayment of long-term obligations.................................      (145,978)       (3,735)
          Proceeds from issuance of long-term debt............................      143,061            --
          Payment of accrued financing and recapitalization costs.............       (3,415)       (2,138)
          Proceeds from issuance of common stock under stock option plans.....           25            --
          Other...............................................................          424            --
                                                                                  ----------    ----------
       Net cash used in financing activities..................................       (5,883)       (5,873)
                                                                                  ----------    ----------
Increase in cash and cash equivalents.........................................       25,255        13,112
Cash and cash equivalents at beginning of period..............................        7,103        10,519
                                                                                  ----------    ----------
Cash and cash equivalents at end of period....................................    $  32,358     $  23,631
                                                                                  ==========    ==========


         The accompanying notes are an integral part of these condensed, consolidated financial statements.



                                   Page F-47

                        VCA ANTECH, INC. AND SUBSIDIARIES
              NOTES TO CONDENSED, CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2002
                                   (UNAUDITED)

(1)  GENERAL

     The accompanying unaudited, condensed, consolidated financial statements of VCA Antech, Inc. and subsidiaries (the "Company" or "VCA") have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information and in accordance with the rules and regulations of the United States Securities and Exchange Commission. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements as permitted under applicable rules and regulations. In the opinion of management, all adjustments considered necessary for a fair presentation have been included. The results of operations for the nine months ended September 30, 2002 are not necessarily indicative of the results to be expected for the full year. For further information, refer to the Company's consolidated financial statements and footnotes thereto included in the Company's 2001 Annual Report on Form 10-K.

(2)  ACQUISITIONS

     During the nine months ended September 30, 2002, the Company purchased 18 animal hospitals, for an aggregate consideration (including acquisition costs) of $16.1 million, consisting of $15.1 million in cash and the assumption of liabilities totaling $1.0 million. The $16.1 million aggregate purchase price was allocated as follows: $449,000 to tangible assets, $14.7 million to goodwill and $956,000 to other intangible assets.

     During the nine months ended September 30, 2002, the Company also made payments in the amount of approximately $2.7 million related to contractual obligations related to prior year acquisitions.

(3)  CALCULATION OF PER SHARE AMOUNTS

     Below is a reconciliation of the income (loss) and shares used in the computations of the basic and diluted earnings (loss) per share ("EPS") (in thousands, except per share amounts):

                                                              Nine Months Ended
                                                                September 30,
                                                          --------------------------
                                                              2002          2001
                                                          ----------     -----------
Income (loss) before extraordinary item...............     $ 25,166       $  (6,785)
Increase in carrying amount of redeemable
     preferred stock..................................          --           15,583
                                                          ----------     -----------
Income (loss) available to common
     stockholders before extraordinary item...........       25,166         (22,368)
Extraordinary loss on early extinguishment of
     debt, net of income tax benefit..................        2,001             --
                                                          ----------     -----------
Net income (loss) available to common
     stockholders (basic and diluted).................     $ 23,165       $ (22,368)
                                                          ==========     ===========
Weighted average common shares outstanding:
     Basic............................................       36,744          17,643
     Effect of dilutive common stock equivalents:
          Stock options...............................          344             --
                                                          ----------     -----------
     Diluted..........................................       37,088          17,643
                                                          ==========     ===========
Basic earnings (loss) per common share:
     Income (loss) before extraordinary item..........         0.68       $   (1.27)
     Extraordinary loss on early extinguishment of
          debt........................................        (0.05)            --
                                                          ----------     -----------
     Earnings (loss) per common share.................     $   0.63       $   (1.27)
                                                          ==========     ===========
Diluted earnings (loss) per common share:
     Income (loss) before extraordinary item..........     $   0.68       $   (1.27)
     Extraordinary loss on early extinguishment of
          debt........................................        (0.05)            --
                                                          ----------     -----------
     Earnings (loss) per common share.................     $   0.63       $   (1.27)
                                                          ==========     ===========



                                   Page F-48

     The anti-dilutive effect of 1,150,000 shares of common stock equivalents from outstanding warrants has been excluded from EPS calculations for the nine months ended September 30, 2001. Additionally, the anti-dilutive effect of 651,000 shares from outstanding stock options have been excluded from EPS calculations for the nine months ended September 30, 2001.

(4)  COMPREHENSIVE INCOME (LOSS)

     Below is a calculation of comprehensive income (loss) (in thousands):

                                                                Nine Months Ended
                                                                  September 30,
                                                              -----------------------
                                                                  2002        2001
                                                              ----------   ----------
Net income (loss).........................................     $ 23,165     $ (6,785)
Cumulative effect of change to new accounting principle...          --          (525)
Unrealized gain (loss) on hedging instruments.............       (1,695)      (1,726)
Less portion of unrealized (gain) loss recognized
     as other (income) expense............................         (159)         233
                                                               ---------    ---------
Net comprehensive income (loss)...........................     $ 24,701     $ (8,803)
                                                               =========    =========

     All gains and losses on hedging instruments are the result of an interest rate collar agreement. See Footnote (8), "Derivatives " for additional information. By the end of the agreement, these unrealized gains will offset against unrealized losses recognized in prior periods and will in aggregate net to zero. Accordingly, there has been no income tax benefit or expense relating to these unrealized gains and losses recognized in the Company's net income
(loss) or comprehensive income (loss). The unrealized gains and losses recognized as other (income) expense relate to the ineffective portion of the interest rate collar agreement.

(5)  EXTRAORDINARY LOSS ON EARLY EXTINGUISHMENT OF DEBT

     On August 29, 2002, the Company refinanced its senior credit facility by borrowing $143.1 million in Senior Term C notes and used these proceeds to pay the entire outstanding principal balance on the Senior Term A and B notes. In conjunction with the transaction the Company wrote off $3.4 million in deferred financing costs as an extraordinary loss on early extinguishment of debt, which provided a related tax benefit of $1.4 million.

(6)  LINES OF BUSINESS

     During the nine months ended September 30, 2002 and 2001, the Company had three reportable segments: Laboratory, Animal Hospital and Corporate. These segments are strategic business units that have different products, services and functions. The segments are managed separately because each is a distinct and different business venture with unique challenges, rewards and risks. The Laboratory segment provides testing services for veterinarians both associated with the Company and independent of the Company. The Animal Hospital segment provides veterinary services for companion animals and sells related retail products. Corporate provides selling, general and administrative support for the other segments and recognizes revenue associated with a consulting agreement.

     The accounting policies of the segments are the same as those described in the summary of significant accounting policies as detailed in the Company's consolidated financial statements and footnotes thereto included in the 2001 Annual Report on Form 10-K. The Company evaluates performance of segments based on profit or loss before income taxes, interest income, interest expense and minority interest, which are evaluated on a consolidated level. For purposes of reviewing the operating performance of the segments, all intercompany sales and purchases are accounted for as if they were transactions with independent third parties at current market prices.



                                   Page F-49

     Below is a summary of certain financial data for each of the three segments (in thousands):

                                                             ANIMAL                     INTERCOMPANY
                                            LABORATORY      HOSPITAL       CORPORATE    ELIMINATIONS        TOTAL
                                            ----------     -----------     -----------  -------------    -----------
NINE MONTHS ENDED SEPTEMBER 30, 2002
    Revenue..............................   $  116,911     $   225,383      $   1,500    $  (6,902)       $ 336,892
    Operating income (loss)..............       41,596          43,306         (9,902)          --           75,000
    Depreciation/amortization expense....        2,138           6,166          1,026           --            9,330
    Capital expenditures.................        5,931           6,372          1,102           --           13,405

NINE MONTHS ENDED SEPTEMBER 30, 2001
    Revenue..............................   $  101,855     $   207,665      $   1,500    $  (5,655)       $ 305,365
    Operating income (loss)..............       27,527          29,770        (23,617)          --           33,680
    Depreciation/amortization expense....        3,457          10,829          4,835           --           19,121
    Capital expenditures.................        1,548           6,418          1,963           --            9,929

AT SEPTEMBER 30, 2002
    Identifiable assets..................   $  114,913     $   341,106      $  57,361           --        $ 513,380
AT DECEMBER 31, 2001
    Identifiable assets..................   $  110,466     $   322,657      $  35,398           --        $ 468,521


     Below is a reconciliation between total segment operating income after eliminations and consolidated income (loss) before provision for income taxes as reported on the condensed, consolidated statements of operations (in thousands):

                                                    Nine Months Ended
                                                       SEPTEMBER 30,
                                                  ----------------------
                                                     2002        2001
                                                  ----------  ----------
Total segment operating income after
eliminations....................................   $ 75,000    $ 33,680
Net interest expense............................     30,541      32,387
Other (income) expense..........................       (159)        233
Minority interest in income of subsidiaries.....      1,360       1,104
                                                   ---------   ---------
  Income (loss) before provision for income
    taxes and extraordinary item................   $ 43,258    $    (44)
                                                   =========   =========

(7)  OTHER (INCOME) EXPENSE

     As a result of changes in the time value of an interest rate collar agreement, the Company recognized a non-cash gain of $159,000 and a non-cash loss of $233,000 during the nine months ended September 30, 2002 and 2001, respectively. See Footnote (8), "Derivatives" for additional information.

(8)  DERIVATIVES

     The Company entered into a no-fee interest rate collar agreement with Wells Fargo Bank effective November 15, 2000 and expiring November 15, 2002, (the "Collar Agreement"). The Collar Agreement is based on the London interbank offer rate ("LIBOR"), which resets monthly, and has a cap and floor notional amount of $62.5 million, with a cap and floor interest rate of 7.5% and 5.9%, respectively. As a result of LIBOR rates being below the floor interest rate of 5.9%, the Company made payments under this agreement amounting to $1.9 million and $600,000 for the nine months ended September 30, 2002 and 2001, respectively. These payments have been reported as part of interest expense.

     The Collar Agreement is accounted for as a cash flow hedge with its market value reported as a liability on the balance sheet. This liability decreased approximately $1.7 million to $326,000 at September 30, 2002 from $2.0 million at December 31, 2001. Of this decrease, $1.5 million has been recognized in comprehensive income and the other $159,000 has been recognized in other income. The valuation of the Collar Agreement is determined by Wells Fargo Bank. As the result of adopting Statement of Financial Accounting Standards ("SFAS") No. 133, ACCOUNTING



                                   Page F-50

FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES, in 2001, the Company recorded a cumulative adjustment to other comprehensive income of approximately $525,000 during the nine months ended September 30, 2001.

     When the Collar Agreement expires on November 15, 2002, the Company intends to enter into additional derivative contracts to hedge against part or all of the risk of increasing interest rates that would increase interest payments on the $142.7 million of Senior Term C notes, which are based on variable rates.

(9)  GOODWILL AND OTHER INTANGIBLE ASSETS

     In June 2001, the Financial Accounting Standards Board, (the "FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 142, GOODWILL AND OTHER INTANGIBLE ASSETS. SFAS No. 142 prohibits the amortization of goodwill and intangible assets with indefinite useful lives. SFAS No. 142 requires that these assets be reviewed for impairment at least annually, or whenever there is an indication of impairment. Intangible assets with finite lives will continue to be amortized over their estimated useful lives and reviewed for impairment in accordance with SFAS No. 144, ACCOUNTING FOR THE IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS.

     SFAS No. 142 requires companies to allocate their goodwill to identifiable reporting units, which are then tested for impairment using a two-step process detailed in the statement. The first step requires comparing the fair value of each reporting unit with its carrying amount, including goodwill. If that fair value exceeds the carrying amount, the second step of the process is not necessary and there are no impairment issues. If that fair value does not exceed that carrying amount, companies must perform the second step that requires a hypothetical allocation of the fair value of the reporting unit to the reporting unit's assets and liabilities as if the unit were just purchased by the company at the fair value price. In this hypothetical purchase, the excess of the fair value of the reporting unit over its re-evaluated, marked-to-market net assets would be the new basis for the reporting unit's goodwill and a write down to this new value would be recognized as an expense.

     The Company adopted SFAS No. 142 on January 1, 2002. In doing so, it determined that it had two reporting units, Laboratory and Animal Hospital. On April 15, 2002, an independent valuation group concluded that the fair value of the Company's reporting units exceeded it's carrying value and accordingly, as of that date, there were no goodwill impairment issues. The Company plans to perform a valuation of its reporting units in January of each year, or upon significant changes in the Company's business environment.

     As of September 30, 2002 the Company's goodwill, net of accumulated amortization was $332.5 million. The Company recorded $6.9 million in goodwill amortization, for the nine months ended September 30, 2001. Because of the adoption of SFAS No. 142 there was no amortization of goodwill for the nine months ended September 30, 2002.

     The following table presents net income (loss) available to common stockholders and earnings (loss) per share as if SFAS No. 142 had been adopted as of January 1, 2001 (in thousands):

                                                 Nine Months Ended
                                                    SEPTEMBER 30,
                                               ------------------------
                                                  2002         2001
                                               ---------    -----------
Net income (loss) available to common
   stockholders............................... $  23,165    $  (22,368)
Add back goodwill amortization, net of tax....        --         5,206
                                               ----------   -----------
    Adjusted net income (loss)................ $  23,165    $  (17,162)
                                               ==========   ===========
Basic earnings (loss) per share:
    Reported net income (loss)..............   $    0.63     $   (1.27)
    Goodwill amortization, net of tax.......          --          0.30
                                               ----------   -----------
    Adjusted basic earning (loss) per share.   $    0.63     $   (0.97)
                                               ==========   ===========
Diluted earnings (loss) per share:
    Reported net income (loss)..............   $    0.63     $   (1.27)
    Goodwill amortization, net of tax.......          --          0.30
                                               ----------   -----------
    Adjusted diluted earnings (loss)
      per share.............................   $    0.63     $   (0.97)
                                               ==========   ===========



                                   Page F-51

     The following table presents the changes in the carrying amount of goodwill for the nine months ended September 30, 2002 (in thousands):


                                                          Animal
                                           Laboratory    Hospital      Total
                                           ----------   ----------    ---------
Balance as of January 1, 2002.............  $ 85,101     $ 232,161    $ 317,262
Goodwill acquired and purchase price
  adjustments.............................        --        15,281       15,281
                                            --------     ---------    ---------
Balance as of September 30, 2002..........  $ 85,101     $ 247,442    $ 332,543
                                            ========     =========    =========


     In addition to goodwill, the Company has other intangible assets as follows (in thousands):

                                               As of September 30, 2002
                                               ------------------------
                                Gross Carrying    Accumulated     Net Carrying
                                    Amount        Amortization       Amount
                                --------------    ------------    -------------
Covenants not to compete......    $  12,301        $   (7,779)      $  4,522
Client lists..................          579              (461)           118
                                  ----------       -----------      ---------
  Total.......................    $  12,880        $   (8,240)      $  4,640
                                  ==========       ===========      =========


     The aggregate amortization related to other intangible assets was as follows (in thousands):

                                               Nine Months Ended
                                                 September 30,
                                              -------------------
                                              2002           2001
                                            -------       -------
Aggregate amortization expense (1)........  $ 1,297       $ 5,158
                                            =======       =======

(1) Does not include goodwill amortization of $6.9 million for the nine months ended September 30, 2001, respectively. There was no goodwill amortization recorded in 2002.


     Estimated amortization expense for other intangible assets for the next five years is as follows (in thousands):


                             For the Year Ending
                                  DECEMBER 31,
                          -----------------------------
                          2002                 $  1,773
                          2003                    1,814
                          2004                    1,802
                          2005                    1,492
                          2006                    1,389

(10) ACCOUNTING PRONOUNCEMENTS

ASSET RETIREMENT OBLIGATIONS

     In June 2001, the FASB issued SFAS No. 143, ACCOUNTING FOR ASSET RETIREMENT OBLIGATIONS. SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Company will adopt SFAS No. 143 in the first quarter of fiscal year 2003. The Company does not expect the adoption of SFAS No. 143 to have a material impact on its consolidated financial statements.

IMPAIRMENT OF LONG-LIVED ASSETS

     In August 2001, the FASB issued SFAS No. 144, ACCOUNTING FOR THE IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS, which establishes one accounting model to be used for long-lived assets to be disposed of by sale and broadens the presentation for discontinued operations to include more disposal transactions. SFAS No. 144 supercedes SFAS No. 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS TO BE DISPOSED OF BY SALE, and the




                                   Page F-52
accounting and reporting provisions relating to the impairment or disposal of long-lived assets of Accounting Principles Board Opinion No. 30 ("APB No. 30"), REPORTING THE RESULTS OF OPERATIONS - REPORTING THE EFFECTS OF DISPOSAL OF A SEGMENT OF A BUSINESS, AND EXTRAORDINARY, UNUSUAL AND INFREQUENTLY OCCURRING EVENTS AND TRANSACTIONS. The Company adopted SFAS No. 144 on January 1, 2002, with no material impact to its financial statements.

GAINS AND LOSSES FROM EXTINGUISHMENT OF DEBT AND CAPITAL LEASES

     In April 2002, the FASB issued SFAS No. 145, RESCISSION OF FASB STATEMENTS NO. 4, 44, AND 64, AMENDMENT OF FASB STATEMENT NO. 13, AND TECHNICAL CORRECTIONS, to be applied in fiscal years beginning after May 15, 2002, with early adoption encouraged.

     Under SFAS No. 145, gains and losses from extinguishment of debt should be classified as extraordinary items only if they meet the criteria of APB No. 30. Under APB No. 30, events are considered extraordinary only if they possess a high degree of abnormality and are not likely to recur in the foreseeable future. Any gains or losses on extinguishment of debt that do not meet the criteria of APB No. 30 shall be classified as a component of income from recurring operations. In addition, any gains or losses on extinguishment of debt that were classified as an extraordinary item in prior periods presented that do not meet the criteria of APB No. 30 shall be reclassified as a component of income from recurring operations.

     The Company will adopt SFAS No. 145 at the beginning of fiscal year 2003. As detailed in Footnote (5), "Extraordinary Loss on Early Extinguishment of Debt," the Company recognized an extraordinary loss related to the early extinguishment of debt of approximately $3.4 million, before taxes, during the nine months ended September 30, 2002. In addition, the Company recognized extraordinary losses related to the early extinguishment of debt, before taxes in the amount of approximately $17.2 million and $4.5 million during years 2001 and 2000, respectively. The Company does not believe these losses on extinguishment of debt meet the criteria of APB No. 30 as the Company has historically participated in and may continue to participate in periodic debt refinancing. As a result of adopting SFAS No. 145, the Company will reclassify losses on extinguishment of debt from extraordinary losses to a component of income from recurring operations. This reclassification will not impact net income.

     SFAS No. 145 also amends SFAS No. 13, ACCOUNTING FOR LEASES. Under SFAS No. 145, if a capital lease is modified such that it becomes an operating lease, a gain or loss must be recognized similar to the accounting used for sale-leaseback transactions as provided in SFAS No. 28 and No. 98. At September 30, 2002, the Company had capital lease obligations of $43,000. Although the Company may enter into more capital leases, management does not expect this provision of SFAS No. 145 to have a material impact on its financial statements.

COSTS ASSOCIATED WITH EXIT OR DISPOSAL OF ACTIVITIES

     In June 2002, the FASB issued SFAS No. 146, ACCOUNTING FOR COSTS ASSOCIATED WITH EXIT OR DISPOSAL ACTIVITIES. SFAS No. 146 requires that liabilities associated with exit or disposal activities be recognized when a company is committed to future payment of those liabilities under a binding, legal obligation. SFAS No. 146 supercedes Emerging Issues Task Force Issue No. 94-3, LIABILITY RECOGNITION FOR CERTAIN EMPLOYEE TERMINATION BENEFITS AND OTHER COSTS TO EXIT AN ACTIVITY (INCLUDING CERTAIN COSTS INCURRED IN A RESTRUCTURING), which required that exit and disposal costs be recognized as liabilities when a company formalized its plan for exiting or disposing of an activity even if no legal obligation had been established.

     SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002, however early adoption is encouraged. Costs associated with exit or disposal activities will be recognized in income from continuing operations before income taxes, unless these are costs associated with discontinued operations, which would require disclosure as part of discontinued operations, net of taxes. The Company has no plans to exit or dispose of any of its business activities under the definition of SFAS No. 146, nor does the Company anticipate that SFAS No. 146 will change any of its business practices.



                                   Page F-53

GOODWILL IMPAIRMENT TEST

     In August 2002, the FASB's Emerging Issues Task Force ("EITF") issued EITF Issue No. 02-13, DEFERRED INCOME TAX CONSIDERATIONS IN APPLYING THE GOODWILL IMPAIRMENT TEST IN FASB NO. 142, GOODWILL AND OTHER INTANGIBLE ASSETS. EITF Issue No. 02-13 was issued to provide guidance on how to account for deferred tax balances in determining a reporting unit's fair value, a reporting unit's carrying amount and the implied fair value of goodwill. The consensus in this issue will be applied prospectively in performing either the first or second step of the impairment test required by SFAS No. 142 for tests performed after September 12, 2002. The Company has not determined yet what impact EITF Issue No. 02-13 will have on its consolidated financial statements.

(11) RECLASSIFICATIONS

     Certain 2001 balances have been reclassified to conform to the 2002 financial statement presentation.

(12) COMMITMENTS AND CONTINGENCIES

     The laws of many states prohibit business corporations from providing, or holding themselves out as providers of, veterinary medical care. These laws vary from state to state and are enforced by the courts and by regulatory authorities with broad discretion. The Company operates 58 animal hospitals in 11 states with these laws. The Company may experience difficulty in expanding operations into other states with similar laws. Given varying and uncertain interpretations of the veterinary laws of each state, the Company may not be in compliance with restrictions on the corporate practice of veterinary medicine in all states. A determination that the Company is in violation of applicable restrictions on the practice of veterinary medicine in any state in which it operates could have a material adverse effect, particularly if the Company were unable to restructure its operations to comply with the requirements of that state.

     The Company currently is a party to a lawsuit in the State of Ohio in which that state has alleged that the management of a veterinary medical group licensed to practice veterinary medicine in that state violates the Ohio statute prohibiting business corporations from providing or holding themselves out as providers of veterinary medical care. On March 20, 2001, the trial court in the case entered summary judgment in favor of the State of Ohio and issued an order enjoining the Company from operating in the State of Ohio in a manner that is in violation of the state statute. In response, the Company restructured its operations in the State of Ohio in a manner believed to conform to the state law and the court's order. The Attorney General of the State of Ohio informed the Company that it disagreed with the Company's position that the Company is in compliance with the court's order. In June 2001, the Company appeared at a status conference before the trial court at which time the court directed the parties to meet together to attempt to settle this matter. Consistent with the trial court's directive, the Company engaged in discussions with the Attorney General's office in the State of Ohio. The parties were not able to reach a settlement prior to an additional status conference that occurred in February 2002. At that status conference, the court ordered the parties to participate in a court-supervised settlement conference that occurred in April 2002. Pursuant to discussions with the Ohio Attorney General at that settlement conference, the Company submitted to the Ohio Attorney General a revised management agreement that incorporates further revisions to the structure of its operations in Ohio. Following its review of the revised agreement, the Ohio Attorney General requested further revisions to the management agreement, and, in response, the Company has submitted a further revised agreement which is consistent with those suggestions and which currently is under review by the Ohio Attorney General. If a settlement cannot be reached, the Company may be required to discontinue operations in the state. The five animal hospitals in the State of Ohio had a net book value of $6.4 million as of September 30, 2002. If the Company was required to discontinue operations in the State of Ohio, it may not be able to dispose of the hospital assets for their book value. The animal hospitals located in the State of Ohio generated revenue and operating income of $1.6 million and $461,000, respectively, for the nine months ended September 30, 2002, and $2.1 million and $409,000, for the year ended December 31, 2001.

     On November 30, 2001, two majority stockholders of a company that merged with Zoasis.com, Inc. in June 2000 filed a civil complaint against VCA, Zoasis.com, Inc. and Robert Antin. In the merger, the two stockholders received a less than 10% interest in Zoasis. At the same time, VCA acquired a less than 20% interest in Zoasis.com, Inc. for an investment of $5.0 million. Robert Antin, VCA's Chief Executive Officer, President and Chairman of the Board, is the majority stockholder of Zoasis.com and serves on its board of directors. The complaint alleges



                                   Page F-54
securities fraud under California law, common law fraud, negligent misrepresentation and declaratory judgment arising from the plaintiffs' investment in Zoasis.com. On December 31, 2001, the Company filed a demurrer to the complaint. On February 25, 2002, the plaintiffs filed an opposition to the Company's demurrer, and on March 1, 2002, the Company filed our reply to plaintiffs' opposition. On March 7, 2002, the Company's demurrer was denied. On March 22, 2002, the Company filed an answer to plaintiffs' complaint denying all allegations in the complaint, and the Company filed a counter claim alleging breach of contract and claim and delivery. The Company is currently involved in the discovery process. A status conference was held on May 9, 2002 at which the judge ordered the parties to participate in mediation. Mediation occurred on August 7, 2002, and no settlement was reached. The court has scheduled a final status conference for January 31, 2003, and a trial date of February 14, 2003.

     All of the states in which the Company operates impose various registration requirements. To fulfill these requirements, each facility has been registered with appropriate governmental agencies and, where required, have appointed a licensed veterinarian to act on behalf of each facility. All veterinarians practicing in animal hospitals owned or operated by the Company are required to maintain valid state licenses to practice.

(13) SUBSEQUENT EVENTS

ACQUISITIONS

     From October 1, 2002 through December 20, 2002, the Company acquired seven animal hospitals and one laboratory for an aggregate consideration (including acquisition costs) of $10.9 million, consisting of $9.8 million in cash, and the assumption of liabilities totaling $1.1 million.

REPAYMENT OF 13.5% SENIOR SUBORDINATED AND 15.5% SENIOR NOTES

     On October 24, 2002, the Company borrowed $25.0 million in additional Senior Term C notes under the credit and guaranty agreement. The proceeds from this borrowing and $25.2 million of cash on-hand were used to voluntarily repay the remaining principal balance of $15.0 million for the Company's 13.5% senior subordinated notes and repay $30.0 million of its 15.5% senior notes. As a result of repaying these notes, the Company will recognize an additional extraordinary loss, net of income tax benefit, of approximately $5.5 million during the fourth quarter of 2002.

SWAP AGREEMENT

     On November 7, 2002 the Company entered into a no-fee swap agreement with Wells Fargo Bank effective November 29, 2002 and expiring November 29, 2004. The agreement swaps monthly variable LIBOR rates for a fixed rate of 2.22% on a notional amount of $40.0 million. The agreement qualifies for hedge accounting.

(14) CONDENSED, CONSOLIDATING INFORMATION

     In 2000, the Company established a legal structure comprised of a holding company and an operating company. VCA is the holding company. Vicar Operating, Inc. ("Vicar") is the operating company and wholly owned by VCA. Vicar owns the capital stock of all of the Company's other subsidiaries.

     In connection with Vicar's issuance in November 2001 of $170.0 million of 9.875% senior subordinated notes, VCA and each existing and future domestic wholly owned restricted subsidiary of Vicar (the "Guarantor Subsidiaries") have, jointly and severally, fully and unconditionally guaranteed the 9.875% senior subordinated notes. These guarantees are unsecured and subordinated in right of payment to all existing and future indebtedness outstanding under the senior debt credit agreement and any other indebtedness permitted to be incurred by Vicar under the terms of the indenture agreement for the 9.875% senior subordinated notes.

     Vicar's subsidiaries are composed of wholly owned restricted subsidiaries and partnerships. The partnerships may elect to serve as guarantors of Vicar's obligations, however, none of the partnerships have elected to do so (the "Non-Guarantor Subsidiaries"). Vicar conducts all of its business through and derives virtually all of its income from its subsidiaries. Therefore, Vicar's ability to make required payments with respect to its



                                   Page F-55
indebtedness (including the 9.875% senior subordinated notes) and other obligations depends on the financial results and condition of its subsidiaries and its ability to receive funds from its subsidiaries.

     Pursuant to Rule 3-10 of Regulation S-X, the following condensed, consolidating information is for VCA, Vicar, the Guarantor and Non-Guarantor Subsidiaries with respect to the 9.875% senior subordinated notes. This condensed financial information has been prepared from the books and records maintained by VCA, Vicar, the Guarantor and Non-Guarantor Subsidiaries. The condensed financial information may not necessarily be indicative of results of operations or financial position had the Guarantors and Non-Guarantor Subsidiaries operated as independent entities. The separate financial statements of the Guarantor Subsidiaries are not presented because management has determined they would not be material to investors.



                                   Page F-56

                        VCA ANTECH, INC. AND SUBSIDIARIES
       NOTES TO CONDENSED, CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

                     CONDENSED, CONSOLIDATING BALANCE SHEETS
                            As of September 30, 2002
                                   (Unaudited)
                                 (In thousands)

                                                                                     NON-
                                                                     GUARANTOR     GUARANTOR
                                            VCA          VICAR      SUBSIDIARIES  SUBSIDIARIES    ELIMINATION    CONSOLIDATED
                                          ----------    ----------  ------------  ------------    -----------    ------------
Current assets:
   Cash and equivalents...............    $    --       $  30,460     $   1,717     $     181     $     --        $  32,358
   Trade accounts receivable, net.....         --            --          20,094           697           --           20,791
   Inventory, prepaid expenses and
other.................................         --           1,246         6,060           574           --            7,880
   Deferred income taxes..............         --           9,682          --            --             --            9,682
                                          ----------    ----------    ----------    ----------    -----------     ----------
      Total current assets............         --          41,388        27,871         1,452           --           70,711
Property and equipment, net...........         --           7,877        83,133         2,594           --           93,604
Other assets:
   Goodwill, net......................         --            --         310,012        22,531           --          332,543
   Covenants not to compete, net......         --            --           3,807           715           --            4,522
   Deferred financing costs, net......          714         6,680          --            --             --            7,394
   Other assets.......................          246           456         2,137         1,767           --            4,606
Investment in subsidiaries............      152,635       227,997        24,094          --         (404,726)           --
                                          ----------    ----------    ----------    ----------    -----------     ----------
      Total assets....................    $ 153,595     $ 284,398     $ 451,054     $  29,059     $ (404,726)     $ 513,380
                                          ==========    ==========    ==========    ==========    ===========     ==========
Current liabilities:
   Current portion of long-term
      obligations.....................    $    --       $   1,484     $     305     $       4     $     --        $   1,793
   Accounts payable...................         --           5,978         3,153          --             --            9,131
   Accrued payroll and related
liabilities...........................         --           8,176         6,016           317           --           14,509
   Accrued interest...................         --           5,649            10          --             --            5,659
   Income taxes payable...............         --           2,035          --            --             --            2,035
   Other accrued liabilities..........         --           9,719         3,338           138           --           13,195
                                          ----------    ----------    ----------    ----------    -----------     ----------
      Total current liabilities.......         --          33,041        12,822           459           --           46,322
Long-term obligations, less current
   portion............................       61,240       324,825           976          --             --          387,041
Deferred income taxes.................         --           9,371          --            --             --            9,371
Minority interest.....................         --            --            --            --            5,732          5,732
Intercompany payable (receivable).....       27,441      (235,474)      209,259        (1,226)          --              --
Stockholders' equity:
   Common stock.......................           37          --            --            --             --               37
   Additional paid-in capital.........      188,865          --            --            --             --          188,865
   Retained earnings (accumulated
      deficit)........................     (123,429)      152,954       227,997        29,826       (410,777)      (123,429)
   Accumulated comprehensive loss.....         (319)         (319)         --            --              319           (319)
   Notes receivable from stockholders.         (240)         --            --            --             --             (240)
                                          ----------    ----------    ----------    ----------    -----------     ----------
      Total stockholders' equity......       64,914       152,635       227,997        29,826       (410,458)        64,914
                                          ----------    ----------    ----------    ----------    -----------     ----------
      Total liabilities and
      stockholders' Equity............    $ 153,595     $ 284,398     $ 451,054     $  29,059     $ (404,726)     $ 513,380
                                          ==========    ==========    ==========    ==========    ===========     ==========



                                   Page F-57

                        VCA ANTECH, INC. AND SUBSIDIARIES
       NOTES TO CONDENSED, CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

                     CONDENSED, CONSOLIDATING BALANCE SHEETS
                             As of December 31, 2001
                                 (In thousands)

                                                                                     NON-
                                                                     GUARANTOR     GUARANTOR
                                            VCA          VICAR      SUBSIDIARIES  SUBSIDIARIES    ELIMINATION   CONSOLIDATED
                                          ----------    ----------  ------------  ------------    -----------   ------------
Current assets:
   Cash and equivalents.................  $    --       $   3,467     $   3,260    $      376      $    --      $    7,103
   Trade accounts receivable, net.......       --            --          17,702           334           --          18,036
   Inventory, prepaid expenses and other       --           1,165         5,160           554           --           6,879
   Deferred income taxes................       --           7,364           --            --            --           7,364
   Prepaid income taxes.................       --           2,782           --            --            --           2,782
                                          ----------    ----------    ----------   -----------     ----------   -----------
      Total current assets..............       --          14,778        26,122         1,264           --          42,164
Property and equipment, net.............       --           8,421        78,225         2,598           --          89,244
Other assets:
   Goodwill, net........................       --            --         298,198        19,064           --         317,262
   Covenants not to compete, net........       --            --           4,211           616           --           4,827
   Deferred financing costs, net........        780        10,600           --            --            --          11,380
   Other assets.........................        320           498         1,986           840           --           3,644
Investment in subsidiaries..............    123,842       179,391        19,920           --        (323,153)         --
                                          ----------    ----------    ----------   -----------     ----------   -----------
      Total assets......................  $ 124,942     $ 213,688     $ 428,662    $   24,382      $(323,153)   $  468,521
                                          ==========    ==========    ==========   ===========     ==========   ===========
Current liabilities:
   Current portion of long-term
     obligations........................  $    --       $   4,766     $     389    $        4      $    --      $    5,159
   Accounts payable.....................       --           5,223         2,074            16           --           7,313
   Accrued payroll and related
liabilities.............................       --           5,019         6,440           258           --          11,717
   Accrued interest.....................       --           2,254           --            --            --           2,254
   Other accrued liabilities............       --          13,373         2,968            10           --          16,351
                                          ----------    ----------    ----------   -----------     ----------   -----------
      Total current liabilities.........       --          30,635        11,871           288           --          42,794
Long-term obligations, less current
    portion.............................     54,345       324,152           672             4           --         379,173
Deferred income taxes...................       --           1,684           --            --            --           1,684
Minority interest.......................       --            --             --            --           5,106         5,106
Intercompany payable (receivable).......     30,833      (266,625)      236,728          (936)          --            --
Stockholders' equity:
   Common stock.........................         37          --             --            --            --              37
   Additional paid-in capital...........    188,840          --             --            --            --         188,840
   Retained earnings (accumulated
   deficit).............................   (146,594)      125,697       179,391        25,026       (330,114)     (146,594)
   Accumulated comprehensive loss.......     (1,855)       (1,855)          --            --           1,855        (1,855)
   Notes receivable from stockholders...       (664)         --             --            --            --            (664)
                                          ----------    ----------    ----------   -----------     ----------   -----------
      Total stockholders' equity........     39,764       123,842       179,391        25,026       (328,259)       39,764
                                          ----------    ----------    ----------   -----------     ----------   -----------
      Total liabilities and
      stockholders' equity..............  $ 124,942     $ 213,688     $ 428,662    $   24,382      $(323,153)   $  468,521
                                          ==========    ==========    ==========   ===========     ==========   ===========



                                   Page F-58

                        VCA ANTECH, INC. AND SUBSIDIARIES
       NOTES TO CONDENSED, CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

                CONDENSED, CONSOLIDATING STATEMENTS OF OPERATIONS
                  For the Nine Months Ended September 30, 2002
                                   (Unaudited)
                                 (In thousands)

                                                                                     NON-
                                                                     GUARANTOR     GUARANTOR
                                            VCA          VICAR      SUBSIDIARIES  SUBSIDIARIES    ELIMINATION   CONSOLIDATED
                                          ----------    ---------   ------------  ------------    -----------   ------------
Revenue...............................    $    --       $  1,500      $309,421      $ 26,642       $   (671)     $336,892
Direct costs..........................         --           --         208,057        19,363           (671)      226,749
                                          ----------    ---------     ---------     ---------      ---------     ---------
                                               --          1,500       101,364         7,279           --         110,143
Selling, general and administrative
   expense............................         --         10,456        14,389         1,048           --          25,893
Depreciation and amortization.........         --          1,026         7,776           528           --           9,330
Gain on sale of assets................         --            (80)         --            --             --             (80)
                                          ----------    ---------     ---------     ---------      ---------     ---------
    Operating income (loss)...........         --         (9,902)       79,199         5,703           --          75,000
Net interest expense .................        6,935       23,614            83           (91)          --          30,541
Other income..........................         --           (159)         --            --             --            (159)
Equity interest in income of
  subsidiaries........................       27,257       48,606         4,434          --          (80,297)         --
                                          ----------    ---------     ---------     ---------      ---------     ---------
    Income before minority
    interest, provision for income
    taxes and extraordinary item......       20,322       15,249        83,550         5,794        (80,297)       44,618
Minority interest in income of
  subsidiaries........................         --           --            --            --            1,360         1,360
                                          ----------    ---------     ---------     ---------      ---------     ---------
    Income before provision for
    income taxes and extraordinary
    item..............................       20,322       15,249        83,550         5,794        (81,657)       43,258
Provision (benefit) for income taxes..       (2,843)     (14,009)       34,944          --             --          18,092
                                          ----------    ---------     ---------     ---------      ---------     ---------
    Income before extraordinary item..       23,165       29,258        48,606         5,794        (81,657)       25,166
Extraordinary loss on early
  extinguishment of debt, net of
  tax ................................         --          2,001          --            --             --           2,001
                                          ----------    ---------     ---------     ---------      ---------     ---------
     Net income.......................    $  23,165     $ 27,257      $ 48,606      $  5,794       $(81,657)     $ 23,165
                                          ==========    =========     =========     =========      =========     =========



                                   Page F-59

                        VCA ANTECH, INC. AND SUBSIDIARIES
       NOTES TO CONDENSED, CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

                CONDENSED, CONSOLIDATING STATEMENTS OF OPERATIONS
                  For the Nine Months Ended September 30, 2001
                                   (Unaudited)
                                 (In thousands)

                                                                                      NON-
                                                                      GUARANTOR     GUARANTOR
                                            VCA            VICAR     SUBSIDIARIES  SUBSIDIARIES    ELIMINATION   CONSOLIDATED
                                          ----------     ---------   ------------  ------------    -----------   ------------
Revenue...............................    $    --        $  1,500      $281,814      $ 22,538       $   (487)      $305,365
Direct costs..........................         --            --         197,342        16,599           (487)       213,454
                                          ----------     ---------     ---------     ---------      ---------      ---------
                                               --           1,500        84,472         5,939           --           91,911
Selling, general and administrative
    expense...........................         --          11,537        18,010           818           --           30,365
Depreciation and amortization.........         --           4,835        13,533           753           --           19,121
Write-down and (gain) loss on sale
  of assets...........................         --           8,745          --            --             --            8,745
                                          ----------     ---------     ---------     ---------      ---------      ---------
    Operating income (loss)...........         --         (23,617)       52,929         4,368           --           33,680
Net interest expense .................       12,332        19,976           102           (23)          --           32,387
Other expense.........................         --             233          --            --             --              233
Equity interest in income of
  subsidiaries........................        1,194        30,302         3,287          --          (34,783)          --
                                          ----------     ---------     ---------     ---------      ---------      ---------
    Income before minority interest
      and provision for income taxes..      (11,138)      (13,524)       56,114         4,391        (34,783)         1,060
Minority interest in income of
  subsidiaries........................         --            --            --            --            1,104          1,104
                                          ----------     ---------     ---------     ---------      ---------      ---------
    Income (loss) before provision
      for income taxes................      (11,138)      (13,524)       56,114         4,391        (35,887)           (44)
Provision (benefit) for income taxes..       (4,353)      (14,718)       25,812          --             --            6,741
                                          ----------     ---------     ---------     ---------      ---------      ---------
    Net income (loss).................    $  (6,785)     $  1,194      $ 30,302      $  4,391       $(35,887)      $ (6,785)
                                          ==========     =========     =========     =========      =========      =========



                                   Page F-60

                        VCA ANTECH, INC. AND SUBSIDIARIES

       NOTES TO CONDENSED, CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

                CONDENSED, CONSOLIDATING STATEMENTS OF CASH FLOWS
                  For the Nine Months Ended September 30, 2002
                                   (Unaudited)
                                 (In thousands)

                                                                                      NON-
                                                                      GUARANTOR     GUARANTOR
                                              VCA         VICAR      SUBSIDIARIES  SUBSIDIARIES  ELIMINATION   CONSOLIDATED
                                           -----------  -----------  ------------  ------------  ------------  ------------
Cash from operating activities:
    Net income...........................   $ 23,165    $  27,257      $ 48,606      $   5,794     $ (81,657)    $  23,165
    Adjustments to reconcile net
      income to net cash provided
        by (used in) operating
          activities:
     Equity interest in earnings of
       subsidiaries......................     (27,257)     (48,606)       (4,434)         --          80,297          --
     Depreciation and amortization.......        --          1,026         7,776           528          --           9,330
     Amortization of deferred
       financing costs and debt
       discount..........................         (84)       1,348          --            --            --           1,264
     Provision for uncollectible
       accounts..........................        --           --           2,068           279          --           2,347
     Extraordinary loss on early
       extinguishment of debt............        --          3,391          --            --            --           3,391
     Interest paid in kind on senior
       subordinated notes................       7,045         --            --            --            --           7,045
     Gain on sale of assets..............        --            (80)         --            --            --             (80)
     Minority interest in income of
       subsidiaries......................        --           --            --            --           1,360         1,360
     Distributions to minority
       interest partners.................        --         (1,339)         --            --            --          (1,339)
     Increase in accounts receivable.....        --           --          (4,413)         (642)         --          (5,055)
     Decrease (increase) in inventory,
       prepaid expenses and other
       assets............................          74         (155)         (817)          (20)         --            (918)
     Increase in accounts payable and
       accrued liabilities...............        --          1,358         2,544            43          --           3,945
     Increase (decrease) in accrued
       payroll and related liabilities...        --          3,157          (365)         --            --           2,792
     Increase in accrued interest........        --          3,395            10          --            --           3,405
     Decrease in prepaid income taxes....        --          2,782          --            --            --           2,782
     Increase in income tax payable......        --          2,035          --            --            --           2,035
     Increase in deferred income tax
       asset.............................        --         (2,318)         --            --            --          (2,318)
     Increase in deferred income tax
       liability.........................        --          7,687          --            --            --           7,687
     Increase (decrease) in
       intercompany payable (receivable).      (3,392)      55,869       (46,300)       (6,177)         --            --
                                            ----------  -----------    ----------    ----------    ----------    ----------
    Net cash provided by (used in)
       operating activities..............        (449)      56,807         4,675          (195)         --          60,838
                                            ----------  -----------    ----------    ----------    ----------    ----------
Cash flows from investing activities:
     Business acquisitions, net of cash
       acquired..........................        --        (17,845)         --            --            --         (17,845)
     Property and equipment additions,
       net...............................        --         (7,475)       (5,930)         --            --         (13,405)
         Proceeds from sale of assets....        --          1,391          --            --            --           1,391
     Other...............................        --            447          (288)         --            --             159
                                            ----------  -----------    ----------    ----------    ----------    ----------
    Net cash used in investing
         activities......................        --        (23,482)       (6,218)         --            --         (29,700)
                                            ----------  -----------    ----------    ----------    ----------    ----------
Cash flows from financing activities:
     Repayment of long-term obligations..        --       (145,978)         --            --            --        (145,978)
     Proceeds from issuance of long
       term debt.........................        --        143,061          --            --            --         143,061
     Payment of accrued financing and
       recapitalization costs............        --         (3,415)         --            --            --          (3,415)
         Proceeds from issuance of
           common stock under stock
             option plans................          25         --            --            --            --              25
         Other...........................         424         --            --            --            --             424
                                            ----------  -----------    ----------    ----------    ----------    ----------
    Net cash provided by (used in)
        financing activities.............         449       (6,332)         --            --            --          (5,883)
                                            ----------  -----------    ----------    ----------    ----------    ----------
Increase (decrease) in cash and cash
   equivalents...........................        --         26,993        (1,543)         (195)         --          25,255
Cash and cash equivalents at beginning
   of year...............................        --          3,467         3,260           376          --           7,103
                                            ----------  -----------    ----------    ----------    ----------    ----------
Cash and cash equivalents at end of year.   $    --     $   30,460     $   1,717     $     181     $    --       $  32,358
                                            ==========  ===========    ==========    ==========    ==========    ==========



                                   Page F-61


                        VCA ANTECH, INC. AND SUBSIDIARIES
       NOTES TO CONDENSED, CONSOLIDATED FINANCIAL STATEMENTS - (Continued)

                CONDENSED, CONSOLIDATING STATEMENTS OF CASH FLOWS
                  For the Nine Months Ended September 30, 2001
                                   (Unaudited)
                                 (In thousands)

                                                                                      NON-
                                                                      GUARANTOR     GUARANTOR
                                              VCA         VICAR      SUBSIDIARIES  SUBSIDIARIES  ELIMINATION   CONSOLIDATED
                                           -----------  -----------  ------------  ------------  ------------  ------------
Cash from operating activities:
    Net income (loss)......................  $ (6,785)   $   1,194    $  30,302     $  4,391      $ (35,887)    $  (6,785)
   Adjustments to reconcile net income
     (loss) to net cash provided by
     operating activities:
     Equity interest in earnings of
       subsidiaries........................    (1,194)     (30,302)      (3,287)          --         34,783            --
     Depreciation and amortization.........        --        4,835       13,533          753             --        19,121
     Amortization of deferred financing
       costs and debt discount.............        97        1,570           --           --             --         1,667
     Provision for uncollectible accounts..        --           --        1,959          223             --         2,182
     Non-cash compensation.................        --          771        6,840           --             --         7,611
     Interest paid in kind on senior
       subordinated notes..................    12,259           --           --           --             --        12,259
     Write-down and loss on sale of
       assets..............................        --        8,745           --           --             --         8,745
     Minority interest in income of
       subsidiaries........................        --           --           --           --          1,104         1,104
     Distributions to minority interest
       partners............................        --       (1,083)          --           --             --        (1,083)
     Increase in accounts receivable, net..        --           --       (3,435)        (301)            --        (3,736)
     Decrease (increase) in inventory,
       prepaid expense and other assets....       (25)         177          624          (91)            --           685
     Increase (decrease) in accounts
       payable and accrued liabilities.....        --         (790)         483           --             --          (307)
     Increase (decrease) in accrued
       payroll and related liabilities.....        --        3,900          (19)          49             --         3,930
     Increase (decrease) in accrued
       interest............................        --       (1,678)         131           --             --        (1,547)
     Decrease in prepaid income taxes......        --          479           --           --             --           479
     Increase in deferred income tax
       asset...............................        --       (1,180)          --           --             --        (1,180)
     Increase in deferred income tax
       liability...........................        --        6,171           --           --             --         6,171
     Decrease (increase) in intercompany
       payable (receivable)................    (4,352)      52,837      (43,588)      (4,897)            --            --
                                             ---------   ----------   ----------    ---------     ----------    ----------
    Net cash provided by operating
       activities..........................        --       45,646        3,543          127             --        49,316
                                             ---------   ----------   ----------    ---------     ----------    ----------
Cash flows from investing activities:
     Business acquisitions, net of cash
       acquired............................        --      (20,615)          --           --             --       (20,615)
     Real estate acquired in connection
       with business acquisitions..........        --         (675)          --           --             --          (675)
     Property and equipment additions,
       net.................................        --       (8,381)      (1,548)          --             --        (9,929)
     Proceeds from sale of assets..........        --          603           --           --             --           603
     Other.................................        --          195           90           --             --           285
                                             ---------   ----------   ----------    ---------     ----------    ----------
    Net cash used in investing activities..        --      (28,873)      (1,458)          --             --       (30,331)
                                             ---------   ----------   ----------    ---------     ----------    ----------
Cash flows from financing activities:
     Repayment of long-term obligations....        --       (3,735)          --           --             --        (3,735)
     Payment of accrued financing and
       recapitalization costs..............        --       (2,138)          --           --             --        (2,138)
                                             ---------   ----------   ----------    ---------     ----------    ----------
    Net cash used in financing activities..        --       (5,873)          --           --             --        (5,873)
                                             ---------   ----------   ----------    ---------     ----------    ----------
Increase in cash and cash equivalents......        --       10,900        2,085          127             --        13,112
Cash and cash equivalents at beginning
   of year.................................        --        8,165        2,073          281             --        10,519
                                             ---------   ----------   ----------    ---------     ----------    ----------
Cash and cash equivalents at end of year...  $     --    $  19,065    $   4,158     $    408      $      --     $  23,631
                                             =========   ==========   ==========    =========     ==========    ==========



                                   Page F-62

    No dealer, salesperson or other
person is authorized to give any
information or to represent anything not
contained in this prospectus. You must
not rely on any unauthorized information
or representations. This prospectus is
an offer to sell only the shares offered
hereby, but only under circumstances and
in jurisdictions where it is lawful to
do so. The information contained in this
prospectus is current only as of its
date. Shares                                             9,000,000
                                                           SHARES


        ------------------------                      VCA ANTECH, INC.

                                                        Common Stock
            TABLE OF CONTENTS

                                     PAGE

Prospectus Summary.................... 1              ----------------
Risk Factors..........................11
Cautionary Note Regarding
  Forward-Looking Statements..........19
Use of Proceeds.......................20                 PROSPECTUS
Price Range of Our Common Stock.......21
Dividend Policy.......................21
Capitalization........................22              ----------------
Selected Historical Consolidated
  Financial Data......................24
Management's Discussion and
  Analysis of Financial Condition
  and Results of Operations...........28
Business..............................54
Management............................64
Principal and Selling Stockholders....68
Description of Capital Stock..........71
Description of Certain Indebtedness...74
Underwriting..........................81
U.S. Tax Consequences to Non-U.S.
  Holders.............................83
Legal Matters.........................86
Experts...............................86
Incorporation of Certain Documents
  By Reference........................86
Index to Consolidated Financial
  Statements..........................F-1

                                                   GOLDMAN, SACHS & CO.
                                                CREDIT SUISSE FIRST BOSTON

                                            Representatives of the Underwriters




                                     Page i

                                     PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table itemizes the expenses incurred by the Registrant in connection with the issuance and distribution of the securities being registered, other than underwriting discounts. All the amounts shown are estimates except the Securities and Exchange Commission registration fee and the NASD filing fee.


Registration fee--Securities and Exchange Commission........... $  14,260
Filing fee - National Association of Securities Dealers, Inc...    15,994
Additional Listing fee - The Nasdaq National Market............    22,500
Accounting fees and expenses...................................   200,000
Legal fees and expenses (other than blue sky)..................   160,000
Blue sky fees and expenses, including legal fees...............    10,000
Printing; stock certificates...................................   200,000
Transfer agent and registrar fees..............................     2,000
Miscellaneous..................................................    50,000
                                                                ----------
Total.......................................................... $ 674,754
                                                                ==========


ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Subsection (a) of Section 145 of the General Corporation Law of the State of Delaware, the "DGCL," empowers a corporation to indemnify any person who by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees) judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

     Subsection (b) of Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he acted in any of the capacities set forth above, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted under similar standards, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

     Section 145 further provides that to the extent that a director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145, or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith; that indemnification provided by, or granted pursuant to, Section 145 shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled; and empowers the corporation to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or against another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such whether or not the corporation would have the power to indemnify him against such liabilities under Section 145.

     As permitted by Delaware law, our amended and restated certificate of incorporation provides that no director of ours will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for the following:

     o for liability for any breach of duty of loyalty to us or to our stockholders;

     o for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

     o for unlawful payment of dividends or unlawful stock repurchases or redemptions under Section 174 of the Delaware General Corporation Law; or

     o for any transaction from which the director derived an improper personal benefit.

     Our amended and restated certificate of incorporation further provides that we must indemnify our directors and executive officers and may indemnify our other officers and employees and agents to the fullest extent permitted by Delaware law. We believe that indemnification under our certificate of incorporation covers negligence and gross negligence on the part of indemnified parties. Our amended and restated bylaws provide us with the authority to indemnify our directors, officers and agents to the full extent allowed by Delaware law.

     We have entered into indemnification agreements, the form of which is incorporated by reference to Exhibit 10.13 to the Registrant's registration statement on Form S-1 filed August 9, 2001, with each of our directors and officers. These agreements will require us to indemnify each director and officer for certain expenses including attorneys' fees, judgments, fines and settlement amounts incurred by any such person in any action or proceeding, including any action by or in our right, arising out of the person's services as our director or officer, any subsidiary of ours or any other company or enterprise to which the person provides services at our request.

     The underwriting agreement will provide for indemnification by our underwriters, our directors, our officers who sign the registration statement, and our controlling persons for some liabilities, including liabilities arising under the Securities Act.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

A.   EXHIBITS

NUMBER    EXHIBIT DESCRIPTION

1.1       Form of Underwriting Agreement.*

4.1 Stockholders Agreement, dated as of September 20, 2000, by and among Registrant, Green Equity Investors III, L.P., Co-Investment Funds and Stockholders. Incorporated by reference to Exhibit 4.1 to the Registrant's registration statement on Form S-1 filed August 9, 2001.

4.2 Amendment No. 1 to Stockholders Agreement, dated as of November 27, 2001, by and among Registrant, Green Equity Investors III, L.P., GS Mezzanine Partners II, L.P. and Robert Antin. Incorporated by reference to Exhibit 4.2 to Amendment No. 2 to the Registrant's registration statement on Form S-1 filed October 31, 2001.

4.3 Indenture Agreement, dated as of November 27, 2001, by and between Vicar Operating, Inc., the Guarantors (as defined therein), and Chase Manhattan Bank and Trust Company, National Association. Incorporated by reference to Exhibit 4.1 to the Registrant's registration statement on Form S-4 filed February 1, 2002.

4.4 Indenture Agreement, dated as of September 20, 2000, by and between Registrant, Chase Manhattan Bank and Trust Company, National Association. Incorporated by reference to Exhibit 4.3 to the Registrant's registration statement on Form S-1 filed August 9, 2001.

4.5 First Amendment to Indenture Agreement, dated as of November 20, 2001, by and between Registrant, Chase Manhattan Bank and Trust Company, National Association. Incorporated by reference to Exhibit 4.5 to the Registrant's annual report on Form 10-K filed March 29, 2002.

4.6 Consent & Waiver, dated as of November 20, 2001, by and among the Registrant, Vicar Operating, Inc. and its subsidiaries as Guarantors, Chase Manhattan Bank and Trust Company, National Association. Incorporated by reference to Exhibit 4.8 to the Registrant's annual report on Form 10-K filed March 29, 2002.

4.7 Consent & Waiver, dated as of October 24, 2002, by and among the Registrant, Vicar Operating, Inc. and its subsidiaries as Guarantors, Chase Manhattan Bank and Trust Company, National Association. Incorporated by reference to Exhibit 10.2 to the Registrant's current report on Form 8-K filed October 25, 2002.

4.8 Second Amendment to Indenture Agreement, dated as of January 7, 2003, by and between Registrant and JPMorgan Trust Company, National Association (formerly Chase Manhattan Bank and Trust Company, National Association).

4.9 Credit and Guaranty Agreement, dated as of September 20, 2000, by and among Registrant, Vicar Operating, Inc., certain subsidiaries of Registrant as Guarantors, Goldman Sachs Credit Partners L.P., and Wells Fargo Bank, National Association as Administrative and Collateral Agent. Incorporated by reference to Exhibit 4.5 to the Registrant's registration statement on Form S-1 filed August 9, 2001.

4.10 First Amendment to Credit and Guaranty Agreement, dated as of October 23, 2000, by and among Registrant, Vicar Operating, Inc., certain subsidiaries of Registrant as Guarantors, Goldman Sachs Credit Partners L.P., and Wells Fargo Bank, National Association as Administrative and Collateral Agent. Incorporated by reference to
          Exhibit 4.10 to the Registrant's annual report on Form 10-K filed March 29, 2002.

4.11 Second Amendment to Credit and Guaranty Agreement, dated as of November 16, 2001, by and among Registrant, Vicar Operating, Inc., certain subsidiaries of Registrant as Guarantors, Goldman Sachs Credit Partners L.P., and Wells Fargo Bank, National Association as Administrative and Collateral Agent. Incorporated by reference to
          Exhibit 4.11 to the Registrant's annual report on Form 10-K filed March 29, 2002.

4.12 Third Amendment to Credit and Guaranty Agreement, dated as of March 20, 2002, by and among Registrant, Vicar Operating, Inc., certain subsidiaries of Registrant as Guarantors, Goldman Sachs Credit Partners L.P., and Wells Fargo Bank, National Association as Administrative and Collateral Agent.

4.13 Fourth Amendment to Credit and Guaranty Agreement, dated as of August 29, 2002, by and among Registrant, Vicar Operating, Inc., certain subsidiaries of Registrant as Guarantors, Goldman Sachs Credit Partners L.P., and Wells Fargo Bank, National Association as Administrative and Collateral Agent. Incorporated by reference to
          Exhibit 99.2 to the Registrant's current report on Form 8-K filed September 3, 2002.

4.14 Fifth Amendment to Credit and Guaranty Agreement, dated as of October 24, 2002, by and among Registrant, Vicar Operating, Inc., certain subsidiaries of Registrant as Guarantors, Goldman Sachs Credit Partners L.P., and Wells Fargo Bank, National Association as Administrative and Collateral Agent. Incorporated by reference to
          Exhibit 10.1 to the Registrant's current report on Form 8-K filed October 25, 2002.

4.15      Sixth Amendment to Credit and Guaranty Agreement, dated as of
          December 20, 2002, by and among Registrant, Vicar Operating, Inc., certain subsidiaries of Registrant as Guarantors, Goldman Sachs Credit Partners L.P., and Wells Fargo Bank, National Association as Administrative and Collateral Agent.

4.16 Specimen Certificate for shares of common stock of Registrant. Incorporated by reference to Exhibit 4.9 to Amendment No. 3 to the Registrant's registration statement on Form S-1 filed November 16, 2001.

5.1 Opinion of Akin Gump Strauss Hauer & Feld LLP, regarding the validity of securities.*

23.1      Consent of KPMG LLP.

23.2      Consent of Akin Gump Strauss Hauer & Feld LLP (set forth in Exhibit
          5.1).

24.1      Power of Attorney (included in signature page).

__________

*To be filed by amendment.


ITEM 17. UNDERTAKINGS.

(a)  The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sale are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof; and

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to
Section 15(d) of the Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial BONA FIDE offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the indemnification provisions described herein, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(d)  The undersigned registrant hereby undertakes that:

     (1) For the purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the Offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on January 9, 2003.


                                                 /S/ ROBERT L. ANTIN
                                                -----------------------
                                                By:  Robert L. Antin

                                POWER OF ATTORNEY

     Each person whose signature appears below constitutes and appoints Robert
L. Antin and Tomas W. Fuller, and each of them, as his true and lawful attorneys-in-fact and agents with full power of substitution and re-substitution, for him and his name, place and stead, in any and all capacities, to sign any or all amendments (including post effective amendments) to this Registration Statement and a new Registration Statement filed pursuant to Rule 462(b) of the Securities Act and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the foregoing, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates stated.


      SIGNATURE                       TITLE                                  DATE
------------------------    -------------------------------------     -----------------


/S/ ROBERT L. ANTIN         Chairman of the Board, President          January 9, 2003
------------------------    and Chief Executive Officer
Robert L. Antin


                            Director, Chief Operating Officer,
------------------------    Senior Vice President and Secretary
Arthur J. Antin


/S/ TOMAS W. FULLER         Chief Financial Officer, Principal        January 9, 2003
------------------------    Accounting Officer, Vice President
Tomas W. Fuller             and Assistant Secretary


/S/ JOHN M. BAUMER
------------------------                                              January 9, 2003
John. M. Baumer             Director


/S/ JOHN G. DANHAKL
------------------------                                              January 9, 2003
John G. Danhakl             Director


/S/ JOHN HEIL
------------------------                                              January 9, 2003
John Heil                   Director


/S/ PETER J. NOLAN
------------------------                                              January 9, 2003
Peter J. Nolan              Director


/S/ FRANK REDDICK
------------------------                                              January 9, 2003
Frank Reddick               Director

                                LIST OF EXHIBITS

EXHIBIT
NUMBER    DESCRIPTION

1.1       Form of Underwriting Agreement.*

4.1 Stockholders Agreement, dated as of September 20, 2000, by and among Registrant, Green Equity Investors III, L.P., Co-Investment Funds and Stockholders. Incorporated by reference to Exhibit 4.1 to the Registrant's registration statement on Form S-1 filed August 9, 2001.

4.2 Amendment No. 1 to Stockholders Agreement, dated as of November 27, 2001, by and among Registrant, Green Equity Investors III, L.P., GS Mezzanine Partners II, L.P. and Robert Antin. Incorporated by reference to Exhibit 4.2 to Amendment No. 2 to the Registrant's registration statement on Form S-1 filed October 31, 2001.

4.3 Indenture Agreement, dated as of November 27, 2001, by and between Vicar Operating, Inc., the Guarantors (as defined therein), and Chase Manhattan Bank and Trust Company, National Association. Incorporated by reference to Exhibit 4.1 to the Registrant's registration statement on Form S-4 filed February 1, 2002.

4.4 Indenture Agreement, dated as of September 20, 2000, by and between Registrant, Chase Manhattan Bank and Trust Company, National Association. Incorporated by reference to Exhibit 4.3 to the Registrant's registration statement on Form S-1 filed August 9, 2001.

4.5 First Amendment to Indenture Agreement, dated as of November 20, 2001, by and between Registrant, Chase Manhattan Bank and Trust Company, National Association. Incorporated by reference to Exhibit 4.5 to the Registrant's annual report on Form 10-K filed March 29, 2002.

4.6 Consent & Waiver, dated as of November 20, 2001, by and among the Registrant, Vicar Operating, Inc. and its subsidiaries as Guarantors, Chase Manhattan Bank and Trust Company, National Association. Incorporated by reference to Exhibit 4.8 to the Registrant's annual report on Form 10-K filed March 29, 2002.

4.7 Consent & Waiver, dated as of October 24, 2002, by and among the Registrant, Vicar Operating, Inc. and its subsidiaries as Guarantors, Chase Manhattan Bank and Trust Company, National Association. Incorporated by reference to Exhibit 10.2 to the Registrant's current report on Form 8-K filed October 25, 2002.

4.8 Second Amendment to Indenture Agreement, dated as of January 7, 2003, by and between Registrant and JPMorgan Trust Company, National Association (formerly Chase Manhattan Bank and Trust Company, National Association).

4.9 Credit and Guaranty Agreement, dated as of September 20, 2000, by and among Registrant, Vicar Operating, Inc., certain subsidiaries of Registrant as Guarantors, Goldman Sachs Credit Partners L.P., and Wells Fargo Bank, National Association as Administrative and Collateral Agent. Incorporated by reference to Exhibit 4.5 to the Registrant's registration statement on Form S-1 filed August 9, 2001.

4.10 First Amendment to Credit and Guaranty Agreement, dated as of October 23, 2000, by and among Registrant, Vicar Operating, Inc., certain subsidiaries of Registrant as Guarantors, Goldman Sachs Credit Partners L.P., and Wells Fargo Bank, National Association as Administrative and Collateral Agent. Incorporated by reference to
          Exhibit 4.10 to the Registrant's annual report on Form 10-K filed March 29, 2002.

4.11 Second Amendment to Credit and Guaranty Agreement, dated as of November 16, 2001, by and among Registrant, Vicar Operating, Inc., certain subsidiaries of Registrant as Guarantors, Goldman Sachs Credit Partners L.P., and Wells Fargo Bank, National Association as Administrative and Collateral Agent. Incorporated by reference to
          Exhibit 4.11 to the Registrant's annual report on Form 10-K filed March 29, 2002.

4.12 Third Amendment to Credit and Guaranty Agreement, dated as of March 20, 2002, by and among Registrant, Vicar Operating, Inc., certain subsidiaries of Registrant as Guarantors, Goldman Sachs Credit Partners L.P., and Wells Fargo Bank, National Association as Administrative and Collateral Agent.

4.13 Fourth Amendment to Credit and Guaranty Agreement, dated as of August 29, 2002, by and among Registrant, Vicar Operating, Inc., certain subsidiaries of Registrant as Guarantors, Goldman Sachs Credit Partners L.P., and Wells Fargo Bank, National Association as Administrative and Collateral Agent. Incorporated by reference to
          Exhibit 99.2 to the Registrant's current report on Form 8-K filed September 3, 2002.

4.14 Fifth Amendment to Credit and Guaranty Agreement, dated as of October 24, 2002, by and among Registrant, Vicar Operating, Inc., certain subsidiaries of Registrant as Guarantors, Goldman Sachs Credit Partners L.P., and Wells Fargo Bank, National Association as Administrative and Collateral Agent. Incorporated by reference to
          Exhibit 10.1 to the Registrant's current report on Form 8-K filed October 25, 2002.

4.15      Sixth Amendment to Credit and Guaranty Agreement, dated as of
          December 20, 2002, by and among Registrant, Vicar Operating, Inc., certain subsidiaries of Registrant as Guarantors, Goldman Sachs Credit Partners L.P., and Wells Fargo Bank, National Association as Administrative and Collateral Agent.

4.16 Specimen Certificate for shares of common stock of Registrant. Incorporated by reference to Exhibit 4.9 to Amendment No. 3 to the Registrant's registration statement on Form S-1 filed November 16, 2001.

5.1 Opinion of Akin Gump Strauss Hauer & Feld LLP, regarding the validity of securities.*

23.1      Consent of KPMG LLP.

23.2      Consent of Akin Gump Strauss Hauer & Feld LLP (set forth in Exhibit
          5.1).

24.1      Power of Attorney (included in signature page).

------------------
*To be filed by amendment